

ENSTAR

Enstar Group Limited

2010 ANNUAL REPORT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

**FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-33289

ENSTAR GROUP LIMITED

(Exact name of registrant as specified in its charter)

BERMUDA	**N/A**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

**P.O. Box HM 2267
Windsor Place, 3rd Floor, 18 Queen Street
Hamilton HM JX
Bermuda**

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (441) 292-3645

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value $1.00 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2010, was approximately $455,419,690.

As of March 1, 2011, the registrant had outstanding 13,073,210 ordinary shares, $1.00 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to its 2011 annual general meeting of shareholders are incorporated by reference in Part III of this Form 10-K.

Table of Contents

PART I

ITEM 1. *BUSINESS*

Company Overview

Enstar Group Limited, or Enstar, was formed in August 2001 under the laws of Bermuda to acquire and manage insurance and reinsurance companies in run-off and portfolios of insurance and reinsurance business in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry. Since our formation, we have acquired 30 insurance and reinsurance companies and 15 portfolios of insurance and reinsurance business and are now administering those businesses in run-off. Insurance and reinsurance companies and portfolios of insurance and reinsurance business we acquire that are in run-off no longer underwrite new policies. We derive our net earnings from the ownership and management of these companies and portfolios of business in run-off primarily by settling insurance and reinsurance claims below the acquired value of loss reserves and from returns on the portfolio of investments retained to pay future claims. In addition, we provide management and consultancy services, claims inspection services and reinsurance collection services to our affiliates and third-party clients for both fixed and success-based fees.

Our primary corporate objective is to grow our net book value per share. We believe growth in our net book value is driven primarily by growth in our net earnings, which is in turn partially driven by successfully completing new acquisitions.

We evaluate each acquisition opportunity presented by carefully reviewing the portfolio's risk exposures, claim practices, reserve requirements and outstanding claims, and may seek an appropriate discount and/or seller indemnification to reflect the uncertainty contained in the portfolio's reserves. Based on this initial analysis, we can determine if a company or portfolio of business would add value to our current portfolio of run-off business. If we determine to pursue the purchase of a company in run-off, we then proceed to price the acquisition in a manner we believe will result in positive operating results based on certain assumptions including, without limitation, our ability to favorably resolve claims, negotiate with direct insureds and reinsurers, and otherwise manage the nature of the risks posed by the business.

Initially, at the time we acquire a company in run-off, we estimate the fair value of liabilities acquired based on external actuarial advice, as well as our own views of the exposures assumed. While we earn a larger share of our total return on an acquisition from commuting the liabilities that we have assumed, we also try to maximize reinsurance recoveries on the assumed portfolio.

In the primary (or direct) insurance business, the insurer assumes risk of loss from persons or organizations that are directly subject to the given risks. Such risks may relate to property, casualty, life, accident, health, financial or other perils that may arise from an insurable event. In the reinsurance business, the reinsurer agrees to indemnify an insurance or reinsurance company, referred to as the ceding company, against all or a portion of the insurance risks arising under the policies the ceding company has written or reinsured. When an insurer or reinsurer stops writing new insurance business, either entirely or with respect to a particular line of business, the insurer, reinsurer, or the line of discontinued business is in run-off.

In recent years, the insurance industry has experienced significant consolidation. As a result of this consolidation and other factors, the remaining participants in the industry often have portfolios of business that are either inconsistent with their core competency or provide excessive exposure to a particular risk or segment of the market (i.e. property/casualty, asbestos, environmental, director and officer liability, etc.). These non-core and/or discontinued portfolios are often associated with potentially large exposures and lengthy time periods before resolution of the last remaining insured claims resulting in significant uncertainty to the insurer or reinsurer covering those risks. These factors can distract management, drive up the cost of capital and surplus for the insurer or reinsurer, and negatively impact the insurer's or reinsurer's credit rating, which makes the disposal of the unwanted company or portfolio an attractive option. Alternatively, the insurer may wish to maintain the business on its balance sheet, yet not divert significant management attention to the run-off of the portfolio. The insurer or reinsurer, in either case, is likely to engage a third party, such as us, that specializes in run-off management to purchase the company or portfolio, or to manage the company or portfolio in run-off.

In the sale of a run-off company, a purchaser, such as us, may pay a discount to the book value of the company based on the risks assumed and the relative value to the seller of no longer having to manage the company in run-off. Such a transaction can be beneficial to the seller because it receives an up-front payment for the company, eliminates the need for its management to devote any attention to the disposed company and removes the risk that the established reserves related to the run-off business may prove to be inadequate. The seller is also able to redeploy its management and financial resources to its core businesses.

In some situations an insurer or reinsurer may wish to divest itself of a portfolio of non-core legacy business that may have been underwritten alongside other ongoing core business that the insurer or reinsurer does not want to dispose of and so cannot sell the non-core business. In such instances we are able to provide economic finality for the insurer or reinsurer by providing a retroactive loss portfolio reinsurance contract to protect the insurer or reinsurer against deterioration of the subject portfolio of loss reserves. During 2010, we entered into eight loss portfolio reinsurance contracts.

We have entered into ten Reinsurance to Close, or "RITC" transactions, with Lloyd's of London insurance and reinsurance syndicates in run-off, whereby the portfolio of run-off liabilities is transferred from one Lloyd's syndicate to another.

Alternatively, if the insurer or reinsurer hires a third party, such as us, to manage its run-off business, the insurer or reinsurer will, unlike in a sale of the business, receive little or no cash up front. Instead, the management arrangement may provide that the insurer or reinsurer will retain the profits, if any, derived from the run-off with certain incentive payments allocated to the run-off manager. By hiring a run-off manager, the insurer or reinsurer can outsource the management of the run-off business to experienced and capable individuals, while allowing its own management team to focus on the insurer's or reinsurer's core businesses. Our desired approach to managing run-off business is to align our interests with the interests of the owners through both fixed management fees and certain incentive payments. Under certain management arrangements to which we are a party, however, we receive only a fixed management fee and do not receive any incentive payments.

Following the purchase of a run-off company, or acquisition of a portfolio of business in run-off, or the engagement to manage a run-off company or portfolio of business, it is incumbent on the new owner or manager to conduct the run-off in a disciplined and professional manner in order to efficiently discharge the liabilities associated with the business while preserving and maximizing its assets. Our approach to managing our acquired companies in run-off, as well as run-off companies or portfolios of businesses on behalf of third-party clients, includes negotiating with third-party insureds and reinsureds to commute their insurance or reinsurance agreement (sometimes called policy buy-backs) for an agreed upon up-front payment by us, or the third-party client, and to more efficiently manage payment of insurance and reinsurance claims. We attempt to commute policies with direct insureds or reinsureds in order to eliminate uncertainty over the amount of future claims. Commutations and policy buy-backs provide an opportunity for the company to exit exposures to certain policies and insureds generally at a discount to the ultimate liability and provide the ability to eliminate exposure to further losses. Such a strategy also contributes to the reduction in the length of time and future cost of the run-off.

Following the acquisition of a company in run-off, or acquisition of a portfolio of business in run-off, or new consulting engagement, we will spend time analyzing the acquired exposures and reinsurance receivables on a policyholder-by-policyholder basis. This analysis enables us to identify those policyholders and reinsurers we wish to approach to discuss commutation or policy buy-back. Furthermore, following the acquisition of a company or portfolio of business in run-off, or new consulting engagement, we will often be approached by policyholders or reinsurers requesting commutation or policy buy-back. In these instances we will also carry out a full analysis of the underlying exposures in order to determine the viability of a proposed commutation or policy buy-back. From the initial analysis of the underlying exposures it may take several months, or even years, before a commutation or policy buy-back is completed. In a number of cases, if we and the policyholder or reinsurer are unable to reach a commercially acceptable settlement, the commutation or policy buy-back may not be achievable, in which case we will continue to settle valid claims from the policyholder, or collect reinsurance receivables from the reinsurer, as they become due.

Insureds and reinsureds are often willing to commute with us, subject to receiving an acceptable settlement, as this provides certainty of recovery of what otherwise may be claims that are disputed in the future, and often provides a meaningful up-front cash receipt that, with the associated investment income, can provide funds to meet future claim payments or even commutation of their underlying exposure. Therefore, subject to negotiating an acceptable settlement, all of our insurance and reinsurance liabilities and reinsurance receivables are able to be either commuted or settled by way of policy buy-back over time. Many sellers of companies that we acquire have secure claims paying ratings and ongoing underwriting relationships with insureds and reinsureds, which often hinders their ability to commute the underlying insurance or reinsurance policies. Our lack of claims paying rating and our lack of potential conflicts with insureds and reinsureds of companies we acquire provides a greater ability to commute the newly acquired policies than that of the sellers.

We also attempt, where appropriate, to negotiate favorable commutations with reinsurers by securing the receipt of a lump-sum settlement from the reinsurer in complete satisfaction of the reinsurer's liability in respect of any future claims. We, or the third-party client, are then fully responsible for any claims in the future. We typically invest proceeds from reinsurance commutations with the expectation that such investments will produce income, which, together with the principal, will be sufficient to satisfy future obligations with respect to the acquired company or portfolio.

Strategy

We aim to maximize our growth in net book value per share by using the following strategies:

- *Solidify Our Leadership Position in the Run-Off Market by Leveraging Management's Experience and Relationships.* We continue to utilize the extensive experience and significant relationships of our senior management team to solidify our position as a leader in the run-off segment of the insurance and reinsurance market. The experience and reputation of our management team is expected to generate opportunities for us to acquire or manage companies and portfolios in run-off, and to price effectively the acquisition or management of such businesses. Most importantly, we believe the experience of our management team will continue to allow us to manage the run-off of such businesses efficiently and profitably.

- *Professionally Manage Claims.* We are professional and disciplined in managing claims against companies and portfolios we own or manage. Our management understands the need to dispose of certain risks expeditiously and cost-effectively by constantly analyzing changes in the market and efficiently settling claims with the assistance of our experienced claims adjusters and in-house and external legal counsel. When we acquire or begin managing a company or portfolio, we initially determine which claims are valid through the use of experienced in-house adjusters and claims experts. We pay valid claims on a timely basis, while relying on well-documented policy terms and exclusions where applicable and litigation when necessary to defend against paying invalid claims under existing policies and reinsurance agreements.

- *Commute Assumed Liabilities and Ceded Reinsurance Assets.* Using detailed analysis and actuarial projections, we negotiate with the policyholders of the insurance and reinsurance companies or portfolios we own or manage with a goal of commuting insurance and reinsurance liabilities for one or more agreed upon payments at a discount to the ultimate liability. Such commutations can take the form of policy buy-backs and structured settlements over fixed periods of time. By acquiring companies that are direct insurers, reinsurers or both, we are able to negotiate favorable entity-wide commutations with reinsurers that would not be possible if our subsidiaries had remained independent entities. We also negotiate with reinsurers to commute their reinsurance agreements providing coverage to our subsidiaries on terms that we believe to be favorable based on then-current market knowledge. We invest the proceeds from reinsurance commutations with the expectation that such investments will produce income, which, together with the principal, will be sufficient to satisfy future obligations with respect to the acquired company or portfolio.

- *Continue to Commit to Highly Disciplined Acquisition, Management and Reinsurance Practices.* We utilize a disciplined approach to minimize risk and increase the probability of positive operating results from companies and portfolios we acquire or manage. We carefully review acquisition candidates and management engagements for consistency with accomplishing our long-term objective of producing positive operating results. We focus our investigation on risk exposures, claims practices and reserve requirements. In particular, we carefully review all outstanding claims and case reserves, and follow a highly disciplined approach to managing allocated loss adjustment expenses, such as the cost of defense counsel, expert witnesses and related fees and expenses.

- *Prudent Management of Investments and Capital.* We strive to structure our investments in a manner that recognizes our liquidity needs for future liabilities. In that regard, we attempt to correlate the maturity and duration of our investment portfolio to our general liability profile. If our liquidity needs or general liability profile unexpectedly change, we may not continue to structure our investment portfolio in its current manner and would adjust as necessary to meet new business needs. We pursue prudent capital management relative to our risk exposure and liquidity requirements to maximize profitability and long-term growth in shareholder value. Our capital management strategy is to deploy capital efficiently to acquisitions and to establish, and re-establish when necessary, adequate loss reserves to protect against future adverse developments.

Recent Transactions

Claremont

On December 31, 2010, we, through our wholly-owned subsidiary, CLIC Holdings, Inc., completed the acquisition of Claremont Liability Insurance Company, or Claremont, for an aggregate purchase price of $13.9 million. Claremont is a California-domiciled insurer that is in run-off. The acquisition was funded from available cash on hand.

CIGNA Reinsurance

On December 31, 2010, we, through our wholly-owned subsidiary, Fitzwilliam Insurance Limited, or Fitzwilliam, entered into a 100% reinsurance agreement, administrative services agreement, and related transaction documents with three affiliates of CIGNA Corporation, or CIGNA affiliates, pursuant to which Fitzwilliam reinsured all of the run-off workers compensation and personal accident reinsurance business of those CIGNA affiliates. Pursuant to the transaction documents, the CIGNA affiliates have transferred assets into three reinsurance collateral trusts securing the obligations of Fitzwilliam under the reinsurance agreement and administrative services agreement. Fitzwilliam received total assets and assumed total net reinsurance reserves of approximately $190.5 million. Fitzwilliam transferred approximately $50 million of additional funds to the trusts to further support these obligations. We funded the contribution to the trusts through a draw on a new $115 million credit facility entered into with Barclays Bank PLC on December 29, 2010.

In addition to the trusts, we have provided a limited parental guarantee supporting certain obligations of Fitzwilliam in the amount of $79.7 million. The amount of the guarantee will increase or decrease over time under certain circumstances, but will always be subject to an overall maximum cap with respect to reinsurance liabilities.

Clarendon

On December 22, 2010, we, through our wholly-owned subsidiary, Clarendon Holdings, Inc., entered into a definitive agreement for the purchase of Clarendon National Insurance Company, or Clarendon, from Clarendon Insurance Group, Inc., an affiliate of Hannover Re. Clarendon is a New Jersey-domiciled insurer that is in run-off. The purchase price is approximately $200 million and will be financed in part by a bank loan facility provided by a London-based bank entered into on March 4, 2011 and in part from available cash on hand. Completion of the transaction is conditioned on, among other things, regulatory approval and satisfaction of various customary closing conditions. The transaction is expected to close in the second quarter of 2011.

Inter-Hannover Reinsurance

On December 3, 2010, we, through our wholly-owned subsidiary, Fitzwilliam, entered into a 100% quota share reinsurance agreement with International Insurance Company of Hannover, or IICH, with respect to a specific portfolio of run-off business. Fitzwilliam received total assets and assumed total net reinsurance reserves of approximately $137.1 million. In addition, we provided a parental guarantee supporting the IICH obligations of Fitzwilliam in the amount of approximately £76.0 million (approximately $118.7 million). The amount of the guarantee will decrease over time in line with relevant independent actuarial assessments.

New Castle

On December 3, 2010, we, through our wholly-owned subsidiary, Kenmare Holdings Ltd., or Kenmare, completed the acquisition of New Castle Reinsurance Company Ltd., or New Castle, for an aggregate purchase price of $22.0 million. New Castle is a Bermuda-domiciled insurer that is in run-off. The acquisition was funded from available cash on hand.

CitiLife

On November 8, 2010, we, through our wholly-owned subsidiary, Kenmare, entered into a definitive agreement for the purchase of CitiLife Financial Limited from Citigroup Insurance Holding Corporation, an affiliate of Citigroup Inc. CitiLife Financial Limited is a Dublin, Ireland-based life insurer that is in run-off. The purchase price is €30 million (approximately $40.2 million) and is expected to be financed from available cash on hand. Completion of the transaction is conditioned on, among other things, regulatory approval and satisfaction of various customary closing conditions. The transaction is expected to close in the first quarter of 2011.

Brampton (formerly Aioi Europe)

In March 2006, we and Shinsei Bank, Ltd., or Shinsei, through Hillcot Holdings Ltd., or Hillcot, completed the acquisition of Brampton Insurance Company of Europe Limited, or Brampton, a London-based subsidiary of Aioi Insurance Company Limited. Brampton underwrote general insurance and reinsurance business in Europe for its own account from 1982 until 2002 when it generally ceased underwriting and placed its general insurance and reinsurance business into run-off. The aggregate purchase price paid for Brampton was £62.0 million (approximately $108.9 million), with £50.0 million in cash paid upon the closing of the transaction and £12.0 million in the form of a promissory note, payable twelve months from the date of the closing. In April 2006, Hillcot borrowed approximately $44.0 million from a London-based bank to partially assist with the financing of the Brampton acquisition. Following a repurchase by Brampton of its shares valued at £40.0 million in May 2006, Hillcot repaid the promissory note and reduced the bank borrowing to $19.2 million, which was repaid in May 2008.

On November 2, 2010, we acquired the 49.9% of the shares of Hillcot from Shinsei that we did not previously own for a purchase price of $38.0 million, resulting in us owning 100% of Hillcot. At the time of acquisition, Hillcot owned 100% of the shares of Brampton. The fair value of the assets acquired that we did not previously own was $34.9 million. The excess of the purchase price over the fair value of assets acquired in the amount of $3.1 million was recorded as a charge to additional paid-in capital in accordance with the applicable guidance of accounting principles generally accepted in the United States of America, or U.S. GAAP. J. Christopher Flowers, a member of our board of directors and one of our largest shareholders, is a director and the largest shareholder of Shinsei.

Sale of Interest in Stonewall and Acquisition of Seaton

On June 13, 2008, our indirect subsidiary, Virginia Holdings Ltd., or Virginia, completed the acquisition from Dukes Place Holdings, L.P. (a portfolio company of GSC European Mezzanine Fund II, L.P.) of 44.4% of the outstanding capital stock of Stonewall Acquisition Corporation, or SAC, which at that time was the parent of two Rhode Island-domiciled insurers in run-off, Stonewall Insurance Company and Seaton Insurance Company, or Seaton. The total purchase price, including acquisition costs, was $21.4 million and was funded from available cash on hand. SAC entered into a definitive agreement on December 3, 2009 for the sale of its shares in Stonewall Insurance Company to Columbia Insurance Company, an affiliate of National Indemnity Company (an indirect subsidiary of Berkshire Hathaway, Inc.), for a sale price of $56.0 million, subject to certain post-closing purchase price adjustments that brought the total consideration received to $60.4 million. The transaction received the required regulatory approval on March 31, 2010 and subsequently closed on April 7, 2010. The proceeds received by SAC and certain other assets were distributed between Dukes Place Holdings, L.P. and Virginia. The proceeds received by Virginia included the shares of Seaton distributed on August 3, 2010, resulting in Virginia owning 100% of Seaton following the distribution (prior to the distribution, Virginia had indirectly owned 44.4% of Seaton through its holdings in SAC).

Providence Washington

On July 20, 2010, we, through our wholly-owned subsidiary PWAC Holdings, Inc., completed the acquisition of PW Acquisition Company, or PWAC, for a purchase price of $25.0 million. PWAC owns the entire share capital of Providence Washington Insurance Company. Providence Washington Insurance Company and its two subsidiaries are Rhode Island-domiciled insurers that are in run-off. The purchase price was financed by a term facility provided by a London-based bank, or the EGL Facility, which was fully repaid in September 2010.

Torus Reinsurance

In July 2010, following the acquisition of the entire issued share capital of Glacier Insurance AG by Torus Insurance (Bermuda) Limited, or Torus, Fitzwilliam entered into two quota share reinsurance agreements with Torus protecting the prior year reserve development of two portfolios of business reinsured by them: a 79% quota share of Torus' 95% quota share reinsurance of Glacier Insurance AG, and a 75% quota share of Torus' 100% quota share reinsurance of Glacier Reinsurance AG. Fitzwilliam received total assets and assumed total gross reinsurance reserves of approximately $105.0 million.

Bosworth

In May 2010, a specific portfolio of business in run-off underwritten by Mitsui Sumitomo Insurance Co., Ltd. of Japan, or Mitsui, was transferred to our 50.1% owned subsidiary, Bosworth Run-off Limited, or Bosworth. This transfer, which occurred under Part VII of the U.K. Financial Services and Markets Act 2000, was approved by the U.K. Court and took effect on May 31, 2010. As a result of the transfer, Bosworth received total assets and assumed net reinsurance reserves of approximately $117.5 million. Shinsei owns the remaining 49.9% of Bosworth.

Assuransinvest

On March 30, 2010, we, through our wholly-owned subsidiary, Nordic Run-Off Limited, completed the acquisition of Forsakringsaktiebolaget Assuransinvest MF, or Assuransinvest, for a purchase price of SEK 78.8 million (approximately $11.0 million). Assuransinvest is a Swedish-domiciled reinsurer that is in run-off. The acquisition was funded from available cash on hand.

Knapton Insurance (formerly British Engine)

On March 2, 2010, we, through our wholly-owned subsidiary, Knapton Holdings Limited, or Knapton Holdings, completed the acquisition of Knapton Insurance Limited, formerly British Engine Insurance Limited, or Knapton, from RSA Insurance Group plc for a total purchase price of £28.8 million (approximately $44.0 million). Knapton is a U.K.-domiciled reinsurer that is in run-off. The acquisition was funded from available cash on hand.

In April 2010, Knapton Holdings entered into a term facility agreement with a London-based bank, or the Knapton Facility. On April 20, 2010, Knapton Holdings drew down $21.4 million from the Knapton Facility.

Allianz Reinsurance

In February 2010, we, through our wholly-owned subsidiary, Fitzwilliam, entered into a 100% quota share reinsurance agreement with Allianz Global Corporate & Specialty AG (UK) Branch, or Allianz, with respect to a specific portfolio of run-off business of Allianz. Fitzwilliam received total assets and assumed total gross reinsurance reserves of approximately $112.6 million.

Shelbourne RITC Transactions

In December 2007, we, in conjunction with JCF FPK I L.P., or JCF FPK, and a newly-hired executive management team, formed U.K.-based Shelbourne Group Limited, or Shelbourne, to invest in RITC transactions (the transferring of liabilities from one Lloyd's syndicate to another) with Lloyd's of London insurance and reinsurance syndicates in run-off. We own approximately 56.8% of Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd's Syndicate 2008, a syndicate approved by Lloyd's of London on December 16, 2007 to undertake RITC transactions with Lloyd's syndicates in run-off.

JCF FPK is a joint investment program between J.C. Flowers II L.P., or the Flowers Fund, and Fox-Pitt Kelton Cochran Caronia & Waller (USA) LLC, or FPK. The Flowers Fund is a private investment fund advised by J.C. Flowers & Co. LLC. J. Christopher Flowers, a member of our board of directors and one of our largest shareholders, is the Chairman and Chief Executive Officer of J.C. Flowers & Co. LLC. John J. Oros, who served as our Executive Chairman and a member of our board of directors until his resignation on August 20, 2010, is a Managing Director of J.C. Flowers & Co. LLC. In addition, an affiliate of the Flowers Fund controlled approximately 41% of FPK until its sale of FPK in December 2009.

Lloyd's Syndicate 2008 has, to date, entered into ten RITC agreements with Lloyd's syndicates, inclusive of two agreements entered into in February 2011. In February 2008, Lloyd's Syndicate 2008 entered into RITC agreements with four Lloyd's syndicates with total gross insurance reserves of approximately $471.2 million. In February 2009, Lloyd's Syndicate 2008 entered into a RITC agreement with a Lloyd's syndicate with total gross insurance reserves of approximately $67.0 million. During 2010, Lloyd's Syndicate 2008 entered into RITC agreements with three Lloyd's syndicates with total gross insurance reserves of approximately $192.6 million. In February 2011, Lloyd's Syndicate 2008 entered into RITC agreements with two Lloyd's syndicates with total gross insurance reserves of approximately $129.6 million.

The capital commitment to Lloyd's Syndicate 2008, at February 28, 2011, amounted to £80.1 million (approximately $125.1 million) and was financed by approximately £47.4 million (approximately $74.0 million) from available cash on hand; £19.0 million (approximately $29.7 million) from a letter of credit issued by a London-based bank that has been secured by a parental guarantee from us; approximately £5.2 million (approximately $8.1 million) from the Flowers Fund (acting in its own capacity and not through JCF FPK) by way of non-voting equity participation; and approximately £8.5 million (approximately $13.3 million) from JCF FPK.

Copenhagen Re

On October 15, 2009, we, through our wholly-owned subsidiary, Marlon Insurance Company Limited, completed the acquisition of Copenhagen Reinsurance Company Ltd., or Copenhagen Re, from Alm. Brand Forsikring A/S for a total purchase price, including acquisition costs, of DKK149.2 million (approximately $29.9 million). Copenhagen Re is a Danish-domiciled reinsurer that is in run-off. The acquisition was funded from available cash on hand.

Constellation

On January 31, 2009, we, through our indirect subsidiary, Sun Gulf Holdings Inc., completed the acquisition of all of the outstanding capital stock of Constellation Reinsurance Company Limited, or Constellation, for a total purchase price of approximately $2.5 million. Constellation is a New York-domiciled reinsurer that is in run-off. The acquisition was funded from available cash on hand.

Unionamerica

On December 30, 2008, our indirect subsidiary Royston Run-Off Limited, or Royston, completed the acquisition of all of the outstanding capital stock of Unionamerica Holdings Limited, or Unionamerica, from St. Paul Fire and Marine Insurance Company, an affiliate of The Travelers Companies, Inc., or Travelers. Unionamerica is comprised of the discontinued operations of Travelers' U.K.-based London Market business, which were placed into run-off between 1992 and 2003. The total purchase price, including acquisition costs, of $343.4 million was financed by approximately $184.6 million from a credit facility provided by a London-based bank; approximately $49.8 million from the Flowers Fund by way of its non-voting equity interest in Royston Holdings Ltd., the direct parent company of Royston; and the remainder from available cash on hand. In December 2010, approximately $114.0 million of the credit facility was repaid and, on March 3, 2011, another $40.5 million of the credit facility was repaid.

Hillcot Re

On October 27, 2008, our wholly-owned subsidiary Kenmare, purchased the entire issued share capital of Hillcot Re Ltd., or Hillcot Re, the wholly-owned subsidiary of Hillcot for a total purchase price, including acquisition costs, of $54.7 million. Prior to the completion of the transaction, we owned 50.1% of the outstanding share capital of Hillcot and Shinsei owned the remaining 49.9%. Upon completion of the transaction, Hillcot paid a distribution to Shinsei of approximately $27.1 million representing its 49.9% share of the consideration. The total purchase price of $54.7 million was funded from available cash on hand. Hillcot Re is a U.K.-based reinsurer that is in run-off.

Capital Assurance

On August 18, 2008, we completed the acquisition of all of the outstanding capital stock of Capital Assurance Company Inc. and Capital Assurance Services, Inc. for a total purchase price, including acquisition costs, of approximately $5.6 million. Capital Assurance Company, Inc. is a Florida-domiciled insurer that is in run-off. The acquisition was funded from available cash on hand.

EPIC

On August 14, 2008, we completed the acquisition of all of the outstanding capital stock of Electricity Producers Insurance Company (Bermuda) Limited, or EPIC, from its parent British Nuclear Fuels plc. The total purchase price, including acquisition costs, of £36.8 million (approximately $69.0 million) was financed by approximately $32.8 million from a credit facility provided by a London-based bank; approximately $10.2 million from the Flowers Fund by way of non-voting equity participation; and the remainder from available cash on hand. In October 2008, we fully repaid the outstanding principal and accrued interest on the credit facility.

Goshawk

On June 20, 2008 we, through our wholly-owned subsidiary Enstar Acquisitions Limited, or EAL, announced a cash offer to all of the shareholders of Goshawk Insurance Holdings Plc, or Goshawk, at 5.2 pence (approximately $0.103) for each share, or the Offer, conditioned on, among other things, receiving acceptance from shareholders owning 90% of the shares of Goshawk. Goshawk owns Rosemont Reinsurance Limited, a Bermuda-based reinsurer that wrote primarily property and marine business, which was placed into run-off in October 2005. The Offer valued Goshawk at approximately £45.7 million in the aggregate.

On July 17, 2008, after acquiring more than 30% of the shares of Goshawk through market purchases, EAL was obligated to remove all of the conditions of the Offer except for the receipt of acceptances from shareholders owning 50% of the shares of Goshawk. On July 25, 2008, the acceptance condition was met and the Offer became unconditional. On August 19, 2008, the Offer closed with shareholders representing approximately 89.44% of Goshawk accepting the Offer for total consideration of £40.9 million (approximately $80.9 million).

The total purchase price, including acquisition costs, of approximately $82.0 million was financed by a drawdown of $36.1 million from a credit facility provided by a London-based bank, a contribution of $11.7 million of the acquisition price from the Flowers Fund, by way of non-voting equity participation, and the remainder from available cash on hand.

In connection with the acquisition, Goshawk's existing bank loan of $16.3 million was refinanced by the drawdown of $12.2 million (net of fees) from a credit facility provided by a London-based bank and $4.1 million from the Flowers Fund. In December 2009, we fully repaid the outstanding principal and interest on the credit facility.

On November 26, 2009, we acquired an additional 10.01% of the outstanding shares that we did not previously own for a purchase price of approximately $4.7 million. We now own 99.45% of the outstanding shares of Goshawk.

Gordian

On March 5, 2008, we completed the acquisition of AMP Limited's, or AMP's, Australian-based closed reinsurance and insurance operations, or Gordian. The purchase price, including acquisition expenses, of approximately AU$436.9 million (approximately $405.4 million) was financed by approximately AU$301.0 million (approximately $276.5 million), including an arrangement fee of AU$4.5 million (approximately $4.2 million), from bank financing provided jointly by a London-based bank and a German bank (the Flowers Fund is a significant shareholder of the German bank); approximately AU$41.6 million (approximately $39.5 million) from the Flowers Fund, by way of non-voting equity participation; and approximately AU$98.7 million (approximately $93.6 million) from available cash on hand. In September 2010, the remaining balance of the outstanding facility was repaid in full.

Guildhall

On February 29, 2008, we completed the acquisition of Guildhall Insurance Company Limited, or Guildhall, a U.K.-based reinsurance company that has been in run-off since 1986. The purchase price, including acquisition expenses, of approximately £33.4 million (approximately $65.9 million) was financed by the drawdown of approximately £16.5 million (approximately $32.5 million) from a U.S. dollar facility loan agreement with a London-based bank; approximately £5.0 million (approximately $10.0 million) from the Flowers Fund, by way of non-voting equity participation; and approximately £11.9 million (approximately $23.5 million) from available cash on hand. In September 2008, the facility loan was repaid in full.

Marlon

On August 28, 2007, we completed the acquisition of Marlon Insurance Company Limited, a reinsurance company in run-off, and Marlon Management Services Limited for a total purchase price, including acquisition costs, of approximately $31.2 million, which was funded by $15.3 million borrowed under a facility loan agreement with a London-based bank and available cash on hand. Marlon Insurance Company Limited and Marlon Management Services Limited are both U.K.-based companies. In February 2008, the facility loan was repaid in full.

Tate & Lyle

On June 12, 2007, we completed the acquisition of Tate & Lyle Reinsurance Ltd., or Tate & Lyle, for a total purchase price, including acquisition costs, of approximately $5.9 million funded from available cash on hand. Tate & Lyle is a Bermuda-based reinsurance company in run-off.

Inter-Ocean

On February 23, 2007, we, through our wholly-owned subsidiary Oceania Holdings Ltd, or Oceania, completed the acquisition of Inter-Ocean Holdings Ltd., or Inter-Ocean. The total purchase price, including acquisition costs, was approximately $57.5 million, which was funded by $26.8 million borrowed under a facility loan agreement with a London-based bank and available cash on hand. Inter-Ocean owns two reinsurers, one based in Bermuda and one based in Ireland. Both of these companies wrote international reinsurance and had in place retrocessional policies providing for the full reinsurance of all of the risks they assumed. In October 2007, Oceania repaid its bank debt in full.

The Enstar Group, Inc.

On January 31, 2007, we completed the merger, or the Merger, of CWMS Subsidiary Corp. with and into The Enstar Group, Inc., or EGI, and, as a result, EGI, renamed Enstar USA, Inc., is now our wholly-owned subsidiary. Prior to the Merger, EGI owned approximately 32% economic and 50% voting interests in us. As a result of the completion of the Merger, B.H. Acquisition Ltd. is now our wholly-owned subsidiary.

Unione

In November 2006, we, through our wholly-owned subsidiary Virginia, purchased Unione Italiana (U.K.) Reinsurance Company Limited, or Unione, a U.K. company, for approximately $17.4 million. Unione underwrote business from the 1940's though to 1995. Prior to acquisition, Unione closed the majority of its portfolio by way of a solvent scheme of arrangement in the U.K. Unione's remaining business is a portfolio of international insurance and reinsurance which has been in run-off since 1971.

Cavell

In October 2006, we, through our wholly-owned subsidiary Virginia, purchased Cavell Holdings Limited (U.K.), or Cavell, for approximately £31.8 million (approximately $60.9 million). Cavell owns a U.K. reinsurance company and a Norwegian reinsurer, both of which wrote portfolios of international reinsurance business and went into run-off in 1993 and 1992, respectively. The purchase price was funded by $24.5 million borrowed under a facility loan agreement with a London-based bank and available cash on hand. In February 2008, Virginia repaid its bank debt in full.

Share Repurchase

On October 1, 2010, we entered into share repurchase agreements, or the Repurchase Agreements, with three of our executives and certain trusts and a corporation affiliated with the executives to repurchase an aggregate of 800,000 of our ordinary shares at a price of $70.00 per share. We repurchased an aggregate of 600,000 ordinary shares from Dominic F. Silvester (our Chief Executive Officer and Chairman of the Board of Directors) and a trust of which he and his immediate family are the sole beneficiaries, 100,000 ordinary shares from a trust of which Paul J. O'Shea (our Joint Chief Operating Officer, Executive Vice President and a member of our Board of Directors) and his immediate family are the sole beneficiaries and 100,000 ordinary shares from a corporation owned by a trust of which Nicholas A. Packer (our Joint Chief Operating Officer and Executive Vice President) and his immediate family are the sole beneficiaries. The repurchase transactions closed on October 14, 2010. The aggregate purchase price of $56.0 million is payable by us through promissory notes to the selling shareholders. The annual interest rate for the notes is fixed at 3.5%, and the notes are repayable in three equal installments on December 31, 2010, December 1, 2011 and December 1, 2012. In connection with the Repurchase Agreements, we entered into lock-up agreements with each of Messrs. Silvester, O'Shea and Packer, and their respective family trusts and corporation. The lock-up agreements prohibit future sales and transfers of shares now owned or subsequently acquired for two years from the date of the Repurchase Agreements.

Share Offering

In July 2008, we completed the sale to the public of 1,372,028 newly-issued ordinary shares, inclusive of the underwriters' over-allotment, or the Offering. The shares were priced at $87.50 per share and we received net proceeds of approximately $116.8 million, after underwriting fees and other expenses of approximately $3.3 million. FPK served as lead managing underwriter in the Offering. The Flowers Fund and certain of its affiliated investment partnerships purchased 285,714 ordinary shares with a value of approximately $25.0 million in the Offering at the public offering price. An affiliate of the Flowers Fund controlled approximately 41% of FPK until its sale of FPK in December 2009.

Management of Run-Off Portfolios

We are a party to several management engagements pursuant to which we have agreed to manage the run-off portfolios of third parties with gross loss reserves, as of December 31, 2010, of approximately $658.4 million. Such arrangements are advantageous for third-party insurers because they allow a third-party insurer to focus their management efforts on their core competency while allowing them to maintain the portfolio of business on their balance sheet. In addition, our expertise in managing portfolios in run-off allows the third-party insurer the opportunity to potentially realize positive operating results if we achieve our objectives in management of the run-off portfolio. We specialize in the collection of reinsurance receivables through our subsidiary Kinsale Brokers Limited. Through our subsidiaries, Enstar (US) Inc. and Cranmore Adjusters Limited, we also specialize in providing claims inspection services whereby we are engaged by third-party insurance and reinsurance providers to review certain of their existing insurance and reinsurance exposures, relationships, policies and/or claims history.

Our primary objective in structuring our management arrangements is to align the third-party insurer's interests with our interests. Consequently, management agreements typically are structured so that we receive fixed fees in connection with the management of the run-off portfolio and also typically receive certain incentive payments based on a portfolio's positive operating results. These agreements do not include the recurring engagements managed by our claims inspection and reinsurance collection subsidiaries, Cranmore Adjusters Limited, Enstar (US), Inc. and Kinsale Brokers Limited, respectively.

Claims Management and Administration

An integral factor to our success is our ability to analyze, administer, manage and settle claims and related expenses, such as loss adjustment expenses. Our claims teams are located in different offices within our organization and provide global claims support. We have implemented effective claims handling guidelines along with claims reporting and control procedures in all of our claims units. To ensure that claims are appropriately handled and reported in accordance with these guidelines, all claims matters are reviewed regularly, with all material claims matters being circulated to and authorized by management prior to any action being taken.

When we receive notice of a claim, regardless of size and regardless of whether it is a paid claim request or a reserve advice, it is reviewed and recorded within the claims system, reserving our rights where appropriate. Claims reserve movements and payments are reviewed daily, with any material movements being reported to management for review. This enables "flash reporting" of significant events and potential insurance or reinsurance losses to be communicated to senior management worldwide on a timely basis irrespective from which geographical location or business unit location the exposure arises.

We are also able to efficiently manage claims and obtain savings through our extensive relationships with defense counsel (both in-house and external), third-party claims administrators and other professional advisors and experts. We have developed relationships and protocols to reduce the number of outside counsel by consolidating claims of similar types and complexity with experienced law firms specializing in the particular type of claim. This approach has enabled us to more efficiently manage outside counsel and other third parties, thereby reducing expenses, and to establish closer relationships with ceding companies.

When appropriate, we negotiate with direct insureds to buy back policies either on favorable terms or to mitigate against existing and/or potential future indemnity exposures and legal costs in an uncertain and constantly evolving legal environment. We also pursue commutations on favorable terms with ceding companies of reinsurance business in order to realize savings or to mitigate against potential future indemnity exposures and legal costs. Such buy-backs and commutations typically eliminate all past, present and future liability to direct insureds and reinsureds in return for a lump sum payment.

With regard to reinsurance receivables, we manage cash flow by working with reinsurers, brokers and professional advisors to achieve fair and prompt payment of reinsured claims, taking appropriate legal action to secure receivables where necessary. We also attempt where appropriate to negotiate favorable commutations with our reinsurers by securing a lump sum settlement from reinsurers in complete satisfaction of the reinsurer's past, present and future liability in respect of such claims. Properly priced commutations reduce the expense of adjusting direct claims and pursuing collection of reinsurance receivables (both of which may often involve extensive legal expense), realize savings, remove the potential future volatility of claims and reduce required regulatory capital.

Reserves for Unpaid Losses and Loss Adjustment Expense

Applicable insurance laws and generally accepted accounting practices require us to maintain reserves to cover our estimated losses under insurance policies that we have assumed and for loss adjustment expense, or LAE, relating to the investigation, administration and settlement of policy claims. Our LAE reserves consist of both reserves for allocated loss adjustment expenses, or ALAE, and for unallocated loss adjustment expenses, or ULAE. ALAE are linked to the settlement of an individual claim or loss, whereas ULAE reserve is based on our estimates of future costs to administer the claims.

We and our subsidiaries establish losses and LAE reserves for individual claims by evaluating reported claims on the basis of:

- our knowledge of the circumstances surrounding the claim;
- the severity of the injury or damage;
- the jurisdiction of the occurrence;
- the potential for ultimate exposure;
- the type of loss; and
- our experience with the line of business and policy provisions relating to the particular type of claim.

Because a significant amount of time can lapse between the assumption of risk, the occurrence of a loss event, the reporting of the event to an insurance or reinsurance company and the ultimate payment of the claim on the loss event, the liability for unpaid losses and LAE is based largely upon estimates. Our management must use considerable judgment in the process of developing these estimates. The liability for unpaid losses and LAE for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported, or IBNR. Such reserves, including IBNR reserves, are estimated by management based upon loss reports received from ceding companies, supplemented by our own estimates of losses for which no ceding company loss reports have yet been received.

In establishing reserves, management also considers actuarial estimates of ultimate losses. Our independent actuaries employ generally accepted actuarial methodologies and procedures to estimate ultimate losses and loss adjustment expenses. Our loss reserves are largely related to casualty exposures including latent exposures primarily relating to asbestos and environmental, or A&E, as discussed below. In establishing the reserves for unpaid claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, reserves are established to cover loss development related to both known and unasserted claims.

The estimation of unpaid claim liabilities is subject to a high degree of uncertainty for a number of reasons. Unpaid claim liabilities for property and casualty exposures in general are impacted by changes in the legal environment, jury awards, medical cost trends and general inflation. Moreover, for latent exposures in particular, developed case law and adequate claims history do not exist. There is significant coverage litigation involved with these exposures which creates further uncertainty in the estimation of the liabilities. Therefore, for these types of exposures, it is especially unclear whether past claim experience will be representative of future claim experience. Ultimate values for such claims cannot be estimated using reserving techniques that extrapolate losses to an ultimate basis using loss development factors, and the uncertainties surrounding the estimation of unpaid claim liabilities are not likely to be resolved in the near future. There can be no assurance that the reserves established by us will be adequate or will not be adversely affected by the development of other latent exposures. The actuarial methods used to estimate ultimate loss and ALAE for our latent exposures are discussed below.

For the non-latent loss exposures, a range of traditional loss development extrapolation techniques is applied. Incremental paid and incurred loss development methodologies are the most commonly used methods. Traditional cumulative paid and incurred loss development methods are used where inception-to-date, cumulative paid and reported incurred loss development history is available. These methods assume that groups of losses from similar exposures will increase over time in a predictable manner. Historical paid and incurred loss development experience is examined for earlier underwriting years to make inferences about how later underwriting years' losses will develop. Where company-specific loss information is not available or not reliable, industry loss development information published by reliable industry sources such as the Reinsurance Association of America is considered.

The reserving process is intended to reflect the impact of inflation and other factors affecting loss payments by taking into account changes in historical payment patterns and perceived trends. However, there is no precise method for the subsequent evaluation of the adequacy of the consideration given to inflation, or to any other specific factor, or to the way one factor may affect another.

The loss development tables below show changes in our gross and net loss reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for individual years. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate. The "Reserve redundancy" line represents, as of the date indicated, the difference between the latest re-estimated liability and the reserves as originally estimated.

Gross Loss and Loss Adjustment Expense Reserves	Year Ended December 31,									
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars)									
Reserves assumed	$419,717	$284,409	$381,531	$1,047,313	$806,559	$1,214,419	$1,591,449	$2,798,287	$2,479,136	$3,291,275
1 year later	348,279	302,986	365,913	900,274	909,984	1,227,427	1,436,051	2,661,011	2,237,124	
2 years later	360,558	299,281	284,583	1,002,773	916,480	1,084,852	1,358,900	2,422,291		
3 years later	359,771	278,020	272,537	1,012,483	853,139	1,020,755	1,284,304			
4 years later	332,904	264,040	243,692	953,834	778,216	949,595				
5 years later	316,257	242,278	216,875	879,504	733,151					
6 years later	294,945	238,315	204,875	835,488						
7 years later	290,926	229,784	195,795							
8 years later	282,066	216,969								
9 years later	269,522									
Reserve redundancy	$150,195	$ 67,440	$185,736	$ 211,825	$ 73,408	$ 264,824	$ 307,145	$ 375,996	$ 242,012	

Gross Paid Losses	Year Ended December 31,									
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars)									
1 year later	$ 97,036	$ 43,721	$ 19,260	$110,193	$117,666	$ 90,185	$407,692	$364,440	$377,159	
2 years later	123,844	64,900	43,082	226,225	198,407	197,751	575,522	727,205		
3 years later	142,282	84,895	61,715	305,913	268,541	353,032	688,946			
4 years later	160,193	101,414	75,609	375,762	402,134	423,731				
5 years later	174,476	110,155	87,274	509,319	442,624					
6 years later	181,800	121,000	101,958	549,033						
7 years later	189,023	135,426	108,901							
8 years later	200,454	140,492								
9 years later	204,805									

Net Loss and Loss Adjustment Expense Reserves	Year Ended December 31,									
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars)									
Reserves assumed	$224,507	$184,518	$230,155	$736,660	$593,160	$872,259	$1,163,485	$2,403,712	$2,131,408	$2,765,835
1 year later	190,768	176,444	220,712	653,039	590,153	875,636	1,034,588	2,216,928	1,851,268	
2 years later	176,118	178,088	164,319	652,195	586,059	753,551	950,739	1,940,472		
3 years later	180,635	138,251	149,980	649,355	532,804	684,999	874,961			
4 years later	135,219	129,923	136,611	600,939	454,933	611,182				
5 years later	124,221	119,521	108,666	531,666	408,270					
6 years later	114,375	112,100	104,127	485,392						
7 years later	106,920	108,447	92,972							
8 years later	103,311	93,188								
9 years later	88,345									
Reserve redundancy	$136,162	$ 91,330	$137,183	$251,268	$184,890	$261,077	$ 288,524	$ 463,240	$ 280,140	

Net Paid Losses	Year Ended December 31,									
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars)									
1 year later	$38,634	$10,557	$11,354	$ 78,488	$ 79,398	$ 43,896	$112,321	$247,823	$250,635	
2 years later	32,291	24,978	6,312	161,178	125,272	(70,430)	243,146	480,102		
3 years later	44,153	17,304	9,161	206,351	(14,150)	58,228	324,735			
4 years later	34,483	24,287	(1,803)	67,191	102,776	108,109				
5 years later	39,232	9,686	2,515	184,150	132,405					
6 years later	23,309	14,141	11,348	212,822						
7 years later	24,176	22,966	11,808							
8 years later	30,551	21,400								
9 years later	28,303									

The following table provides a reconciliation of the liability for losses and LAE, net of reinsurance ceded:

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands of U.S. dollars)				
Net reserves for loss and loss adjustment expenses, beginning of period	$2,131,408	$2,403,712	$1,163,485	$ 872,259	$593,160
Net reduction in ultimate loss and loss adjustment expense liabilities	(311,834)	(259,627)	(242,104)	(24,482)	(31,927)
Net losses paid	(294,996)	(257,414)	(174,013)	(20,422)	(75,293)
Effect of exchange rate movement	(3,836)	73,512	(124,989)	18,625	24,856
Retroactive reinsurance contracts assumed	785,731	56,630	373,287	—	—
Acquired on purchase of subsidiaries	459,362	114,595	1,408,046	317,505	361,463
Net reserves for loss and loss adjustment expenses, end of period	$2,765,835	$2,131,408	$2,403,712	$1,163,485	$872,259

In the table above, net reduction in ultimate loss and loss adjustment expense liabilities represents changes in estimates of prior period net loss and loss adjustment expense liabilities comprising net incurred loss movements during a period and changes in estimates of net IBNR liabilities. Net incurred loss movements during a period comprise increases or reductions in specific case reserves advised during the period to us by our policyholders and attorneys, or by us to our reinsurers, less claims settlements made during the period by us to our policyholders, plus claim receipts made to us by our reinsurers. Prior period estimates of net IBNR liabilities may change as our management considers the combined impact of commutations, policy buy-backs, settlement of losses on carried reserves and the trend of incurred loss development compared to prior forecasts. The trend of incurred loss development in any period comprises the movement in net case reserves less net claims settled during the period. See "— Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Loss and Loss Adjustment Expenses" on page 72 for an explanation of how the loss reserving methodologies are applied to the movement, or development, of net incurred losses during a period to estimate IBNR liabilities.

Commutations provide an opportunity for us to exit exposures to entire policies with insureds and reinsureds at a discount to the previously estimated ultimate liability. To the extent possible, our internal and external actuaries eliminate all prior historical loss development that relates to commuted exposures and apply their actuarial methodologies to the remaining aggregate exposures and revised historical loss development information to reassess estimates of ultimate liabilities.

Policy buy-backs provide an opportunity for us to settle individual policies and losses usually at a discount to carried advised loss reserves. As part of our routine claims settlement operations, claims will settle at either below or above the carried advised loss reserve. The impact of policy buy-backs and the routine settlement of claims updates historical loss development information to which actuarial methodologies are applied often resulting in revised estimates of ultimate liabilities. Our actuarial methodologies include industry benchmarking which, under certain methodologies (discussed further under "— Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" on page 72, compares the trend of our loss development to that of the industry. To the extent that the trend of our loss development compared to the industry changes in any period, it is likely to have an impact on the estimate of ultimate liabilities.

Year Ended December 31, 2010

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2010 was $311.8 million, excluding the impact of foreign exchange rate movements of $3.8 million and including both net reduction in ultimate loss and loss adjustment expense liabilities of $19.0 million relating to companies and portfolios acquired during the year and premium and commission adjustments triggered by incurred losses of $16.5 million.

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2010 of $311.8 million was attributable to a reduction in estimates of net ultimate losses of $278.1 million, a reduction in aggregate provisions for bad debts of $49.6 million and a reduction in estimates of unallocated loss adjustment expense liabilities of $39.7 million, relating to 2010 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $55.4 million.

The reduction in estimates of net ultimate losses of $278.1 million comprised net incurred favorable loss development of $41.1 million and reductions in IBNR reserves of $236.9 million. The decrease in the estimate of IBNR loss reserves of $236.9 million was comprised of $67.8 million relating to asbestos liabilities, $4.2 million relating to environmental liabilities and $164.9 million relating to all other remaining liabilities. The reduction in IBNR was a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2010, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred favorable loss development of $41.1 million, resulting from settlement of net advised case and LAE reserves of $336.1 million for net paid losses of $295.0 million, related to the settlement of non-commuted losses in the year and approximately 90 commutations of assumed and ceded exposures. Commutations provide an opportunity for us to exit exposures to entire policies with insureds and reinsureds at a discount to the previous estimated ultimate liability. As a result of exiting all exposures to such policies, all advised case reserves and IBNR liabilities relating to that insured or reinsured are eliminated. This often results in a net gain irrespective of whether the settlement exceeds the advised case reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. Of the 90 commutations completed during 2010, three related to our top ten insured and/or reinsured exposures, including one commutation completed shortly after December 31, 2009 whereby the related reduction in IBNR reserves was recorded in the reduction in net ultimate losses for the year ended December 31, 2009, and one related to the commutation of one of our largest ceded reinsurance assets. The remaining 86 commutations, of which approximately 43% were completed during the three months ended December 31, 2010, were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2010, including commutations (but excluding the impact of the commutation that was completed subsequent to the year ended December 31, 2009) and the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2010 related to such exposures compared to prior forecasts), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $236.9 million in 2010.

The reduction in aggregate provisions for bad debt of $49.6 million was a result of the collection, primarily during the three months ended December 31, 2010, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods.

Year Ended December 31, 2009

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2009 was $259.6 million, excluding the impact of adverse foreign exchange rate movements of $73.5 million and including both net reduction in ultimate loss and loss adjustment expense liabilities of $4.8 million relating to companies acquired during the year and premium and commission adjustments of $5.5 million triggered by incurred losses.

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2009 of $259.6 million was attributable to a reduction in estimates of net ultimate losses of $274.8 million, a reduction in aggregate provisions for bad debts of $11.7 million and a reduction in estimates of loss adjustment expense liabilities of $50.4 million, relating to 2009 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $77.3 million.

The reduction in estimates of net ultimate losses of $274.8 million comprised net incurred loss development of $43.3 million and reductions in IBNR reserves of $318.2 million. The decrease in the estimate of IBNR loss reserves of $318.2 million was comprised of $158.4 million relating to asbestos liabilities, $17.0 million relating to environmental liabilities and $142.8 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2009, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred loss development of $43.3 million resulting from settlement of net advised case and LAE reserves of $214.1 million for net paid losses of $257.4 million, related to the settlement of non-commuted losses in the year and approximately 79 commutations of assumed and ceded exposures. Of the 79 commutations completed during 2009, two related to our top ten insured and/or reinsured exposures. The remaining 77 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. Approximately 76% of commutations completed in 2009 related to commutations completed during the three months ended December 31, 2009. Subsequent to the year end, one of our insurance entities completed a commutation of another of one of our top ten reinsured exposures. The combination of the claims settlement activity in 2009, including commutations, and the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2009 related to such exposures compared to prior forecasts as well as the impact of the commutation that was completed subsequent to the year end), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $318.2 million in 2009.

The reduction in aggregate provisions for bad debt of $11.7 million was a result of the collection, primarily during the three months ended March 31, 2009, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods.

Year Ended December 31, 2008

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2008 was $242.1 million, excluding the impacts of favorable foreign exchange rate movements of $36.1 million (relating to companies acquired in 2007 and earlier) and including both net reduction in ultimate loss and loss adjustment expense liabilities of $149.4 million relating to companies acquired during the year and premium and commission adjustments of $0.1 million triggered by incurred losses.

The net reduction in ultimate loss and loss adjustment expense liabilities for 2008 of $242.1 million was attributable to a reduction in estimates of net ultimate losses of $161.4 million, a reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of our entities that benefited from substantial stop loss reinsurance protection discussed below) and a reduction in estimates of loss adjustment expense liabilities of $69.1 million, relating to 2008 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $24.5 million.

The reduction in estimates of net ultimate losses of $161.4 million comprised the following:

(i) A reduction in estimates of net ultimate losses of $21.7 million in one of our insurance entities that benefited from substantial stop loss reinsurance protection. Net incurred loss development relating to this entity of $21.6 million was offset by reductions in IBNR reserves of $94.8 million and reductions in provisions for bad debt of $3.1 million, resulting in a net reduction in estimates of ultimate losses of $76.3 million. The entity in question benefited, until December 18, 2008, from substantial stop loss reinsurance protection whereby $54.6 million of the net reduction in ultimate losses of $76.3 million was ceded to a single AA- rated reinsurer such that we retained a reduction in estimates of net ultimate losses relating to this entity of $21.7 million. On December 18, 2008, we commuted the stop loss reinsurance protection with the reinsurer for the receipt of $190.0 million payable by the reinsurer to us over four years together with interest compounded at 3.5% per annum. The commutation resulted in no significant financial impact to us. The decrease in the estimate of IBNR loss reserves of $94.8 million for this one insurance entity was comprised of $77.7 million relating to asbestos liabilities, $9.0 million relating to environmental liabilities and $8.1 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2008, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development relating to non-commuted policies compared to prior forecasts. The net incurred loss development relating to this entity of $21.6 million, whereby advised net case reserves of $25.0 million were settled for net paid losses of $46.6 million, primarily related to six commutations of assumed and ceded liabilities completed during 2008. As a result of exiting all exposures to such policies, all advised case reserves and IBNR liabilities relating to that insured or reinsured were eliminated. This often results in a net gain irrespective of whether the settlement exceeds the advised case reserves. Of the six commutations completed for this entity, of which the three largest were completed during the three months ended December 31, 2008, one was among its top ten assumed exposures. The remaining five commutations were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2008, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2008 related to such exposures compared to prior forecasts), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $94.8 million for this one insurance entity in 2008.

(ii) A reduction in estimates of net ultimate losses of $139.7 million in our other insurance and reinsurance entities comprised net favorable incurred loss development of $24.1 million and reductions in IBNR reserves of $115.6 million. The decrease in the estimate of IBNR loss reserves of $115.6 million was comprised of $23.8 million relating to asbestos liabilities, $1.8 million relating to environmental liabilities and $90.0 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of favorable loss development activity during 2008, which was comprised of the settlement of advised case reserves below their prior period carried amounts, commutations completed and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $24.1 million, whereby net advised case and LAE reserves of $123.5 million were settled for net paid losses of $99.4 million, primarily related to the settlement of non-commuted losses in the year below carried reserves and approximately 59 commutations of assumed and ceded exposures at less than case and LAE reserves. Of the 59 commutations completed during 2008 for our other reinsurance and insurance companies, two (both of which were completed during the three months ended December 31, 2008) were among our top ten insured and/or reinsured exposures. The remaining 57 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships.

Approximately 82% of commutations completed in 2008 related to commutations completed during the three months ended December 31, 2008. The combination of the claims settlement activity in 2008, including commutations, with the actuarial estimation of IBNR reserves required for the remaining noncommuted exposures (which took into account the favorable trend of loss development in 2008 related to such exposures compared to prior forecasts), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $115.6 million for our remaining insurance and reinsurance entities in 2008.

One of our reinsurance companies had retrocessional arrangements providing for full reinsurance of all risks assumed. During the year, this entity commuted its largest assumed liability and related retrocessional protection whereby the subsidiary paid net losses of $222.0 million and reduced net IBNR by the same amount, resulting in no gain or loss to us.

The reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of our entities that benefited from substantial stop loss reinsurance protection discussed above) was comprised of: (1) $13.7 million as a result of the collection, primarily during the three months ended December 31, 2008, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods, (2) $8.5 million as a result of the revision of estimates of bad debt provisions following the receipt of new information during the three months ended December 31, 2008 and (3) $13.9 million as a result of reduced exposures to reinsurers with bad debt provisions following the commutation of assumed liabilities.

Year Ended December 31, 2007

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2007 was $24.5 million, excluding the impacts of adverse foreign exchange rate movements of $18.6 million and including both net reduction in ultimate loss and loss adjustment expense liabilities of $9.0 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $0.3 million.

The net reduction in ultimate loss and loss adjustment expense liabilities for 2007 of $24.5 million was attributable to a reduction in estimates of net ultimate losses of $30.7 million and a reduction in estimates of loss adjustment expense liabilities of $22.0 million, relating to 2007 run-off activity, partially offset by an increase in aggregate provisions for bad debt of $1.7 million, primarily relating to companies acquired in 2006, and the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $26.5 million.

The reduction in estimates of net ultimate losses of $30.7 million comprised the following:

(i) An increase in estimates of net ultimate losses of $2.1 million in one of our insurance entities that benefited from substantial stop loss reinsurance protection. This entity increased ultimate net losses by $23.5 million which was largely offset by a recoverable from a single AA- rated reinsurer such that a net ultimate loss of $2.1 million was retained by us. The increase in ultimate net losses of $23.5 million, before the recoverable from the stop loss reinsurer, comprised net incurred loss development of $36.6 million, partially offset by a decrease in the estimate of IBNR loss reserves of $13.1 million. The decrease in the estimate of IBNR loss reserves of $13.1 million was comprised of $2.9 million relating to asbestos liabilities, $6.2 million relating to environmental liabilities and $4.0 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of favorable loss development activity during 2007, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the favorable trend of loss development relating to non-commuted policies compared to prior forecasts. The net incurred loss development relating to this entity of $36.6 million, whereby advised net case reserves of $16.9 million were settled for net paid losses of $53.5 million, resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately 12 commutations of assumed and ceded exposures below carried reserve levels. As a result of exiting all exposures to such policies, all advised case reserves and IBNR liabilities relating to that insured or reinsured were eliminated. This often results in a net gain irrespective of whether the settlement exceeds advised case reserves. Of the 12 commutations completed for this entity, three were among our top ten cedant exposures. The remaining nine were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2007, including commutations, with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2007 related to such exposures compared to prior forecasts), resulted in our management concluding that the favorable loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $13.1 million for this one insurance entity in 2007.

(ii) Net favorable incurred loss development of $29.0 million, comprising net paid loss recoveries, relating to another one of our reinsurance companies, offset by increases in net IBNR loss reserves of $29.0 million, resulting in no ultimate gain or loss. This reinsurance company has retrocessional arrangements providing for full reinsurance of all risks assumed.

(iii) A reduction in estimates of net ultimate losses of $32.8 million in our remaining insurance and reinsurance entities, which was comprised of net favorable incurred loss development of $6.5 million and reductions in IBNR reserves of $26.3 million. The decrease in the estimate of IBNR loss reserves of $26.3 million was comprised of $20.1 million relating to asbestos liabilities and $7.7 million relating to all other remaining liabilities, partially offset by an increase of $1.5 million relating to environmental liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of favorable loss development activity during 2007, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development related to non-commuted policies compared to prior forecasts. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $6.5 million, whereby net advised case and LAE reserves of $2.5 million were settled for net paid loss recoveries of $4.0 million, primarily related to the settlement of non-commuted losses in the year below carried reserves and approximately 57 commutations of assumed and ceded exposures at less than case and LAE reserves. Of the 57 commutations completed during 2007 for our remaining reinsurance and insurance companies, five were among our top ten cedant and/or reinsured exposures. The remaining 52 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2007, including commutations, with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2007 related to such exposures compared to prior forecasts), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $26.3 million for our remaining insurance and reinsurance entities in 2007.

Year Ended December 31, 2006

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2006 was $31.9 million, excluding the impacts of adverse foreign exchange rate movements of $24.9 million and including both net reduction in ultimate loss and loss adjustment expense liabilities of $2.7 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $1.3 million.

The net reduction in ultimate loss and loss adjustment expense liabilities for 2006 of $31.9 million was attributable to a reduction in estimates of net ultimate losses of $21.4 million, a reduction in estimates of loss adjustment expense liabilities of $15.1 million relating to 2006 run-off activity, a reduction in aggregate provisions for bad debt of $6.3 million, resulting from the collection of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $10.9 million.

The reduction in estimates of net ultimate losses of $21.4 million comprised net incurred loss development of $37.9 million offset by reductions in estimates of IBNR reserves of $59.3 million. An increase in estimates of ultimate losses of $3.4 million relating to one of our insurance entities was offset by reductions in estimates of net ultimate losses of $24.8 million in our remaining insurance and reinsurance entities.

The incurred loss development of $37.9 million, whereby advised case and LAE reserves of $37.4 million were settled for net paid losses of $75.3 million, comprised incurred loss development of $59.2 million relating to one of our insurance companies partially offset by favorable incurred loss development of $21.3 million relating to our remaining insurance and reinsurance companies.

The incurred loss development of $59.2 million relating to one of our insurance companies was comprised of net paid loss settlements of $81.3 million less reductions in case and LAE reserves of $22.1 million and resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately ten commutations of assumed and ceded exposures below carried reserves levels. Actuarial analysis of the remaining unsettled loss liabilities resulted in an increase in the estimate of IBNR loss reserves of $35.0 million after consideration of the $59.2 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Factors contributing to the increase include the establishment of a reserve to cover potential exposure to lead paint claims, a significant increase in asbestos reserves related to the entity's single largest cedant (following a detailed review of the underlying exposures), and a change in the assumed A&E loss reporting time-lag as discussed further below. Of the ten commutations completed for this entity, two were among our top ten cedant and/or reinsurance exposures. The remaining eight were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. This entity also benefited from substantial stop loss reinsurance protection whereby the loss development of $59.2 million was largely offset by a recoverable from a single AA- rated reinsurer. The increase in estimated net ultimate losses of $3.4 million was retained by us.

The net favorable incurred loss development of $21.3 million, relating to our remaining insurance and reinsurance companies, whereby net advised case reserves of $15.3 million were settled for net paid loss recoveries of $6.0 million, arose from approximately 35 commutations of assumed and ceded exposures at less than case and LAE reserves, where receipts from ceded commutations exceeded settlements of assumed exposures, and the settlement of non-commuted losses in the year below carried reserves.

The net reduction in the estimate of IBNR loss and loss adjustment expense liabilities relating to our remaining insurance and reinsurance companies (i.e., excluding the net $55.8 million reduction in IBNR reserves relating to the entity referred to above) amounted to $3.5 million. This net reduction was comprised of an increase of $19.8 million resulting from (i) a change in assumptions as to the appropriate loss reporting time lag for asbestos related exposures from two to three years and for environmental exposures from two to two and one-half years, which resulted in an increase in net IBNR reserves of $6.4 million, and (ii) a reduction in ceded IBNR recoverables of $13.4 million resulting from the commutation of ceded reinsurance protections. The increase in IBNR of $19.8 million is offset by a reduction of $23.3 million resulting from the application of our reserving methodologies to (i) the reduced historical incurred loss development information relating to remaining exposures after the 35 commutations, and (ii) reduced case and LAE reserves in the aggregate. Of the 35 commutations completed during 2006 for the remaining of our reinsurance and insurance companies, ten were among our top ten cedant and/or reinsurance exposures. The remaining 25 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships.

Asbestos and Environmental (A&E) Exposure

General A&E Exposures

A number of our subsidiaries wrote general liability policies and reinsurance prior to our acquisition of them under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean-up costs arising from environmental pollution. These policies, and the associated claims, are referred to as A&E exposures. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding A&E claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related LAE. The majority of these claims differ from any other type of claim because there is inadequate loss development and there is significant uncertainty regarding what, if any, coverage exists, to which, if any, policy years claims are attributable and which, if any, insurers/reinsurers may be liable. These uncertainties are exacerbated by lack of clear judicial precedent and legislative interpretations of coverage that may be inconsistent with the intent of the parties to the insurance contracts and expand theories of liability. The insurance and reinsurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is, thus, confronted with continuing uncertainty in its efforts to quantify A&E exposures.

Our A&E exposure is administered out of our offices in the United Kingdom and Rhode Island and centrally administered from the United Kingdom. In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, our management believes that it is prudent to have a centrally administered claim facility to handle A&E claims on behalf of all of our subsidiaries. Our A&E claims staff, working in conjunction with two U.S.-qualified attorneys experienced in A&E liabilities, proactively administers, on a cost-effective basis, the A&E claims submitted to our insurance and reinsurance subsidiaries.

We use industry benchmarking methodologies to estimate appropriate IBNR reserves for our A&E exposures. These methods are based on comparisons of our loss experience on A&E exposures relative to industry loss experience on A&E exposures. Estimates of IBNR are derived separately for each relevant subsidiary of ours and, for some subsidiaries, separately for distinct portfolios of exposure. The discussion that follows describes, in greater detail, the primary actuarial methodologies used by our independent actuaries to estimate IBNR for A&E exposures.

In addition to the specific considerations for each method described below, many general factors are considered in the application of the methods and the interpretation of results for each portfolio of exposures. These factors include the mix of product types (e.g. primary insurance versus reinsurance of primary versus reinsurance of reinsurance), the average attachment point of coverages (e.g. first-dollar primary versus umbrella over primary versus high-excess), payment and reporting lags related to the international domicile of our subsidiaries, payment and reporting pattern acceleration due to large "wholesale" settlements (e.g. policy buy-backs and commutations) pursued by us, lists of individual risks remaining and general trends within the legal and tort environments.

1. *Paid Survival Ratio Method.* In this method, our expected annual average payment amount is multiplied by an expected future number of payment years to get an indicated reserve. Our historical calendar year payments are examined to determine an expected future annual average payment amount. This amount is multiplied by an expected number of future payment years to estimate a reserve. Trends in calendar year payment activity are considered when selecting an expected future annual average payment amount. Accepted industry benchmarks are used in determining an expected number of future payment years. Each year, annual payments data is updated, trends in payments are re-evaluated and changes to benchmark future payment years are reviewed. This method has advantages of ease of application and simplicity of assumptions. A potential disadvantage of the method is that results could be misleading for portfolios of high excess exposures where significant payment activity has not yet begun.

2. *Paid Market Share Method.* In this method, our estimated market share is applied to the industry estimated unpaid losses. The ratio of our historical calendar year payments to industry historical calendar year payments is examined to estimate our market share. This ratio is then applied to the estimate of industry unpaid losses. Each year, calendar year payment data is updated (for both us and industry), estimates of industry unpaid losses are reviewed and the selection of our estimated market share is revisited. This method has the advantage that trends in calendar-year market share can be incorporated into the selection of company share of remaining market payments. A potential disadvantage of this method is that it is particularly sensitive to assumptions regarding the time-lag between industry payments and our payments.

3. *Reserve-to-Paid Method.* In this method, the ratio of estimated industry reserves to industry paid-to-date losses is multiplied by our paid-to-date losses to estimate our reserves. Specific considerations in the application of this method include the completeness of our paid-to-date loss information, the potential acceleration or deceleration in our payments (relative to the industry) due to our claims handling practices, and the impact of large individual settlements. Each year, paid-to-date loss information is updated (for both us and the industry) and updates to industry estimated reserves are reviewed. This method has the advantage of relying purely on paid loss data and so is not influenced by subjectivity of case reserve loss estimates. A potential disadvantage is that the application to our portfolios which do not have complete inception-to-date paid loss history could produce misleading results. To address this potential disadvantage, a variation of the method is also considered, which multiplies the ratio of

estimated industry reserves to industry losses paid during a recent period of time (e.g. 5 years) times our paid losses during that period.

4. *IBNR:Case Ratio Method.* In this method, the ratio of estimated industry IBNR reserves to industry case reserves is multiplied by our case reserves to estimate our IBNR reserves. Specific considerations in the application of this method include the presence of policies reserved at policy limits, changes in overall industry case reserve adequacy and recent loss reporting history for us. Each year, our case reserves are updated, industry reserves are updated and the applicability of the industry IBNR:case ratio is reviewed. This method has the advantage that it incorporates the most recent estimates of amounts needed to settle open cases included in current case reserves. A potential disadvantage is that results could be misleading where our case reserve adequacy differs significantly from overall industry case reserve adequacy.

5. *Ultimate-to-Incurred Method.* In this method, the ratio of estimated industry ultimate losses to industry incurred-to-date losses is applied to our incurred-to-date losses to estimate our IBNR reserves. Specific considerations in the application of this method include the completeness of our incurred-to-date loss information, the potential acceleration or deceleration in our incurred losses (relative to the industry) due to our claims handling practices and the impact of large individual settlements. Each year incurred-to-date loss information is updated (for both us and the industry) and updates to industry estimated ultimate losses are reviewed. This method has the advantage that it incorporates both paid and case reserve information in projecting ultimate losses. A potential disadvantage is that results could be misleading where cumulative paid loss data is incomplete or where our case reserve adequacy differs significantly from overall industry case reserve adequacy.

Under the Paid Survival Ratio Method, the Paid Market Share Method and the Reserve-to-Paid Method, we first determine the estimated total reserve and then deduct the reported outstanding case reserves to arrive at an estimated IBNR reserve. The IBNR:Case Ratio Method first determines an estimated IBNR reserve which is then added to the advised outstanding case reserves to arrive at an estimated total loss reserve. The Ultimate-to-Incurred Method first determines an estimate of the ultimate losses to be paid and then deducts paid-to-date losses to arrive at an estimated total loss reserve and then deducts outstanding case reserves to arrive at the estimated IBNR reserve.

Within the annual loss reserve studies produced by our external actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (e.g. asbestos, environmental, casualty and property) and lines of business written (e.g. marine, aviation and non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.

As of December 31, 2010, we had 35 separate insurance and/or reinsurance subsidiaries whose reserves are categorized into approximately 276 reserve categories in total, including 40 distinct asbestos reserving categories and 27 distinct environmental reserving categories.

To the extent data availability allows, the five methodologies described above are applied for each of the 40 asbestos reserving categories and each of the 27 environmental reserving categories. As is common in actuarial practice, no one methodology is exclusively or consistently relied upon when selecting a recorded reserve. Consistent reliance on a single methodology to select a recorded reserve would be inappropriate in light of the dynamic nature of both the A&E liabilities in general, and our actual exposure portfolios in particular.

In selecting a recorded reserve, our management considers the range of results produced by the methods, and the strengths and weaknesses of the methods in relation to the data available and the specific characteristics of the portfolio under consideration. Trends in both our data and industry data are also considered in the reserve selection process. Recent trends or changes in the relevant tort and legal environments are also considered when assessing methodology results and selecting an appropriate recorded reserve amount for each portfolio.

The liability for unpaid losses and LAE, inclusive of A&E reserves, reflects our best estimate for future amounts needed to pay losses and related LAE as of each of the balance sheet dates reflected in the financial statements herein in accordance with U.S. GAAP. As of December 31, 2010, we had net loss reserves of $640.1 million for asbestos-related claims and $96.1 million for environmental pollution-related claims. The following table provides a reconciliation of our gross and net loss and ALAE reserves from A&E exposures and the movement in gross and net reserves:

	Year Ended December 31,					
	2010		2009		2008	
	Gross	Net	Gross	Net	Gross	Net
	(in thousands of U.S. dollars)					
Provisions for A&E claims and ALAE at January 1	$ 750,972	$667,632	$ 943,970	$ 846,421	$677,610	$419,977
A&E losses and ALAE incurred during the year	(71,302)	(78,801)	(51,612)	(78,756)	(54,337)	(14,448)
A&E losses and ALAE paid during the year	(101,917)	(67,756)	(158,391)	(115,479)	(58,916)	108,583
Provision for A&E claims and ALAE acquired during the year	247,459	215,097	17,005	15,446	379,613	332,309
Provision for A&E claims and ALAE at December 31	$ 825,212	$736,172	$ 750,972	$ 667,632	$943,970	$846,421

During 2010 and 2009, excluding the impact of loss reserves acquired during the year, our reserves for A&E liabilities decreased by $173.2 million and $210.0 million on a gross basis and by $146.6 million and $194.2 million on a net basis, respectively. The reductions in gross reserves arose from paid claims, successful commutations, policy buy-backs, generally favorable claim settlements during the year and reductions in IBNR resulting from actuarial analysis of remaining liabilities.

During 2008, excluding the impact of loss reserves acquired during the year, our reserves for A&E liabilities decreased by $113.3 million on a gross basis and increased by $94.1 million on a net basis. The reduction in gross reserves arose from paid claims, successful commutations, policy buy-backs, generally favorable claim settlements during the year and a reduction in IBNR resulting from actuarial analysis of remaining liabilities. The increase in net reserves arose as a result of (i) the commutation of a substantial stop loss protection in one of our reinsurance entities which had the effect of reducing ceded A&E IBNR recoverable by $163.4 million; partially offset by (ii) a reduction in net reserves of $69.3 million which arose from successful commutations, policy buy-backs, generally favorable claims settlements and a reduction in IBNR resulting from actuarial analysis of remaining net liabilities. This commutation, which settled for a total amount receivable of $190.0 million (including $163.4 million related to A&E IBNR recoverable), resulted in net A&E losses and ALAE recovered during the year of $108.6 million.

Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and expense. We believe that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contain an absolute asbestos exclusion.

From 2001 through 2003 the industry experienced increasing numbers of asbestos claims, including claims from individuals who did not appear to be impaired by asbestos exposure. Since 2003, however, new claim filings have been fairly stable. It is possible that the increases observed in the early part of the decade were triggered by various state tort reforms (discussed immediately below). At this point, we cannot predict whether claim filings will return to pre-2004 levels, remain stable, or begin to decrease.

Since 2001, several U.S. states have proposed, and in many cases enacted, tort reform statutes that impact asbestos litigation by, for example, making it more difficult for a diverse group of plaintiffs to jointly file a single case, reducing "forum-shopping" by requiring that a potential plaintiff must have been exposed to asbestos in the state in which he/she files a lawsuit, or permitting consolidation of discovery. These statutes typically apply to suits filed after a stated date. When a statute is proposed or enacted, asbestos defendants often experience a marked increase in new lawsuits, as plaintiffs' attorneys seek to file suit before the effective date of the legislation. Some of this increased claim volume likely represents an acceleration of valid claims that would have been brought in the future, while some claims will likely prove to have little or no merit. As many of these claims are still pending, we cannot predict what portion of the increased number of claims represent valid claims. Also, the acceleration of claims increases the uncertainty surrounding projections of future claims in the affected jurisdictions.

During the same timeframe as tort reform, the U.S. federal and various U.S. state governments sought comprehensive asbestos reform to manage the growing court docket and costs surrounding asbestos litigation, in addition to the increasing number of corporate bankruptcies resulting from overwhelming asbestos liabilities. Whereas the federal government has failed to establish a national asbestos trust fund to address the asbestos problem, several states, including Texas and Florida, have implemented a medical criteria reform approach that only permits litigation to proceed when a plaintiff can establish and demonstrate actual physical impairment.

Much like tort reform, asbestos litigation reform has also spurred a significant increase in the number of lawsuits filed in advance of the law's enactment. We cannot predict whether the drop off in the number of filed claims is due to the accelerated number of filings or an actual trend decline in alleged asbestos injuries.

Environmental Pollution Exposures

Environmental pollution claims represent another significant exposure for us. However, environmental pollution claims have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are generally declining, and while insureds with single-site exposures are still active, in many cases claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buy-backs.

Despite the stability of recent trends, there remains significant uncertainty involved in estimating liabilities related to these exposures. Unlike asbestos claims which are generated primarily from allegedly injured private individuals, environmental claims generally result from governmentally initiated activities. First, the number of waste sites subject to cleanup is unknown. Approximately 1,282 sites are included on the National Priorities List (NPL) of the United States Environmental Protection Agency as of the most recent rulemaking dated September 30, 2010, an increase of 12 sites from the prior year. State authorities have separately identified many additional sites and, at times, aggressively implement site cleanups. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, as with asbestos liability and coverage issues, judicial precedent regarding liability and coverage issues regarding pollution claims does not provide clear guidance. There is also uncertainty as to the U.S. federal "Superfund" law itself and, at this time, we cannot predict what, if any, reforms to this law might be enacted by the U.S. federal government, or the effect of any such changes on the insurance industry.

Other Latent Exposures

While we do not view health hazard exposures such as silica and tobacco as becoming a material concern, recent developments in lead litigation have caused us to watch these matters closely. Recently, municipal and state governments have had success, using a public nuisance theory, pursuing the former makers of lead pigment for the abatement of lead paint in certain home dwellings. As lead paint was used almost exclusively into the early 1970's, large numbers of old housing stock contain lead paint that can prove hazardous to people and, particularly, children. Although governmental success has been limited thus far, we continue to monitor developments carefully due to the size of the potential awards sought by plaintiffs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Latent Claims" on page 73 for a further discussion of recent lead paint developments.

Investments

Investment Strategy and Guidelines

We derive a significant portion of our income from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. Because of the unpredictable nature of losses that may arise under our insurance and reinsurance subsidiaries' insurance or reinsurance policies and as a result of our opportunistic commutation strategy, our liquidity needs can be substantial and may arise at any time. Except for that portion of our portfolio that is invested in non-investment grade securities, we generally follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide sufficient liquidity for the prompt payment of claims and settlement of commutation payments.

As of December 31, 2010, we had cash and cash equivalents of $1.46 billion. Our cash and cash equivalent portfolio is comprised mainly of high-grade fixed deposits, commercial paper with maturities of less than three months and money market funds.

Our investment portfolio consists primarily of investment grade-rated, liquid, fixed-maturity securities of short-to-medium term duration along with mutual funds — 87.6% of our total investment portfolio as of December 31, 2010 consisted of investment grade securities, as compared to 92.4% as of December 31, 2009. In addition, our non-investment grade securities, excluding bond funds included as part of other investments, comprised 8.2% and 7.6% of our total investment portfolio, as at December 31, 2010 and 2009, respectively, and consisted of exposures to equities, limited partnerships and limited liability companies, collectively private equities, fixed maturity securities and bond and hedge funds. Assuming the commitments to the other investments were fully funded as of December 31, 2010 out of cash balances on hand at that time, the percentage of investments held in other than investment grade securities would increase to 11.0%. As of December 31, 2009, the increase would have been to 13.0%.

We strive to structure our investments in a manner that recognizes our liquidity needs for future liabilities. In that regard, we attempt to correlate the maturity and duration of our investment portfolio to our general liability profile. If our liquidity needs or general liability profile unexpectedly change, we may not continue to structure our investment portfolio in its current manner and would adjust as necessary to meet new business needs.

Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility, interest rate fluctuations, foreign exchange risk, liquidity risk and credit and default risk. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could result in significant losses, realized or unrealized, in the value of our investment portfolio. A significant portion of our non-investment grade securities consists of alternative investments that subject us to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after the initial investment. The values of, and returns on, such investments may also be more volatile.

Investment Committee and Investment Manager

The investment committee of our board of directors supervises our investment activity. The investment committee regularly monitors our overall investment results, which it ultimately reports to the board of directors. Our investment committee is comprised of Robert J. Campbell, a member of our board of directors and the chairman of the committee, Richard J. Harris, our Chief Financial Officer, and, as of August 4, 2010, J. Christopher Flowers and Charles T. Akre, Jr., both members of our board of directors. John J. Oros served on the investment committee until his resignation as our Executive Chairman and a member of our board of directors on August 20, 2010. The investment committee met five times during the year ended December 31, 2010 in conjunction with our regularly scheduled board of directors meetings. The committee made the following major decisions during the year: (i) approved increased allocations to equities and structured credit securities; (ii) approved increased allocation from cash into short duration securities, predominantly corporate and non-U.S. government securities; and (iii) ensured that the investment portfolio of each entity we acquired during the year met our investment criteria in regards to duration and ratings.

As stated in "— Investment Strategy and Guidelines" above, we generally follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide sufficient liquidity for the prompt payment of claims and settlement of commutation payments. Our investment portfolio consists primarily of investment grade-rated, liquid, fixed-maturity securities of short-to-medium duration and mutual funds. As of December 31, 2010, only 5.7% of our total investment portfolio was classified as Level 3 as defined in the Fair Value Measurements and Disclosure topic of the Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC. Given our investment objectives, the composition of our current investment portfolio, and our business strategy to acquire insurance and reinsurance companies in run-off, our investment committee's efforts tend to be focused on the structural issues surrounding acquired portfolios. While the investment committee does review the ongoing performance of our investment portfolio, we have not experienced significant widespread liquidity or pricing issues with our portfolio that would require meaningful review by the committee.

We utilize various companies to provide investment advisory and/or management services. We have agreed to pay investment management fees to the managers. These fees, which vary depending on the amount of assets under management, are included in net investment income. The total fees we paid to our investment managers for the year ended December 31, 2010 were $1.7 million, including approximately $0.4 million to our largest single investment manager. We have investment management agreements with all of our managers, however, none of them are material to us.

Investment Portfolio

Accounting Treatment

Our investments primarily consist of fixed maturity securities. Our fixed maturity investments are comprised of available-for-sale and trading investments as defined in the Investment — Debt and Equity Securities topic of FASB ASC. Available-for-sale and trading investments are carried at their fair value on the balance sheet date. Unrealized holdings gains and losses on trading investments, which represent the difference between the amortized cost and the fair market value of securities, are included in our net earnings and are reported as net realized and unrealized gains and losses. Unrealized gains and losses on available-for-sale securities are recognized as part of other comprehensive income.

Composition as of December 31, 2010 and 2009

As of December 31, 2010 and 2009, the fair value of our aggregate invested assets totaled approximately $3.88 billion and $3.34 billion, respectively. Aggregate invested assets included cash and cash equivalents, restricted cash and cash equivalents, fixed maturity securities, equities, short-term investments and other investments.

The following table shows the types of securities in our portfolio, including cash equivalents, and their fair market values as of December 31, 2010 and 2009:

	December 31, 2010		December 31, 2009	
	Fair Value	% of Total Fair Value	Fair Value	% of Total Fair Value
	(in thousands of U.S. dollars)			
Cash and cash equivalents (1)	$1,455,354	37.5%	$1,700,105	50.9%
U.S. government and agency	227,803	5.9%	242,395	7.3%
Non-U.S. government	386,866	10.0%	316,630	9.5%
Corporate	1,347,384	34.7%	881,692	26.4%
Municipal	2,297	0.1%	9,654	0.3%
Residential mortgage-backed	102,506	2.6%	17,644	0.5%
Commercial mortgage-backed	38,841	1.0%	30,409	0.9%
Asset backed	28,613	0.7%	33,991	1.0%
Fixed maturities	2,134,310	55.0%	1,532,415	45.9%
Other investments	234,714	6.0%	81,801	2.5%
Equities	60,082	1.5%	24,503	0.7%
Total investments	2,429,106	62.5%	1,638,719	49.1%
Total cash and investments	$3,884,460	100.0%	$3,338,824	100.0%

(1) Includes restricted cash and cash equivalents of $656.2 million and $433.7 million as of December 31, 2010 and 2009, respectively.

U.S. Government and Agency Securities

U.S. government and agency securities are comprised primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

Non-U.S. Government Securities

Non-U.S. government securities represent the fixed maturity obligations of non-U.S. governmental entities. These are comprised primarily of bonds issued by the Australian, United Kingdom, French, Canadian and German governments.

Corporate Securities

Corporate securities are comprised of bonds issued by corporations that are diversified across a wide range of issuers and industries. The largest single issuer of corporate securities in our portfolio as of December 31, 2010 was National Australia Bank, which represented 5.3% of our total cash and investments and had a credit rating of AA.

Other Investments

	Year Ended December 31,	
	2010	2009
	(in thousands of U.S. dollars)	
Private equities	$104,109	$77,359
Bond funds	102,279	—
Hedge fund	22,037	—
Other	6,289	4,442
Total	$234,714	$81,801

In December 2005, we invested in New NIB, a Province of Alberta limited partnership, in exchange for an approximately 1.6% limited partnership interest. New NIB was formed for the purpose of purchasing, together with certain affiliated entities, 100% of the outstanding share capital of NIBC. J. Christopher Flowers, a member of our board of directors and one of our largest shareholders, is a director of New NIB. Certain affiliates of J.C. Flowers I L.P., which is a private investment fund formed and managed by J.C. Flowers & Co. LLC, of which Mr. Flowers is its Chairman and Chief Executive Officer, and Mr. Oros, who was our Executive Chairman and a member of our board of directors until his resignation on August 20, 2010, is a managing director, also participated in the acquisition of NIBC. Certain of our officers and directors made personal investments in New NIB.

We own a non-voting 7.0% membership interest in Affirmative Investment LLC, or Affirmative. J.C. Flowers I L.P. owns the remaining 93.0% interest in Affirmative. Affirmative and its affiliates own approximately 51.0% of the outstanding stock of Affirmative Insurance Holdings, a publicly traded company.

We have a capital commitment of up to $10.0 million in the GSC European Mezzanine Fund II, LP, or GSC. GSC invests in mezzanine securities of middle and large market companies throughout Western Europe. As of December 31, 2010, the capital contributed to GSC was $9.9 million, with the remaining commitment being $0.1 million.

In 2006, we committed to invest up to $100.0 million in the Flowers Fund. As of December 31, 2010, the capital contributed to the Flowers Fund was $97.1 million, with the remaining commitment being approximately $2.9 million. During 2010, we received $0.3 million in advisory service fees from the Flowers Fund. Certain of our officers and directors made personal investments in the Flowers Fund.

During 2008, we committed to invest up to $100.0 million in J.C. Flowers III L.P., or Fund III. As of December 31, 2010, the capital contributed to Fund III was $18.3 million, with the remaining commitment being $81.7 million. Fund III is a private investment fund advised by J.C. Flowers & Co. LLC.

On January 28, 2009, we invested approximately $8.7 million in JCF III Co-invest I L.P., an entity affiliated with J.C. Flowers & Co. LLC and Messrs. Flowers and Oros, in connection with its investment in certain of the operations, assets and liabilities of OneWest Bank FSB (formerly known as IndyMac Bank, F.S.B).

We had, as of December 31, 2010 and 2009, excluding our investment in Varadero International Ltd., or Varadero, investments in entities affiliated with Messers. Flowers and Oros with a total value of $96.1 million and $76.1 million, respectively, and outstanding commitments to entities managed by Messers. Flowers and Oros, for the same periods, of $84.6 million and $98.1 million, respectively. Our outstanding commitments may be drawn down over approximately the next five years. As at December 31, 2010, our related party investments associated with Messrs. Flowers and Oros accounted for 99.9% of our total unfunded capital commitments and 50.3% of our total amount of investments classified as other investments.

In March 2010, we committed to invest $20.0 million in Varadero, a hedge fund. The investment manager of Varadero is Varadero Capital, L.P., of which Varadero GP, LLC is the general partner. As at December 31, 2010, we had funded 100% of our capital commitment. Both the investment manager and general partner are partially owned by an entity affiliated with us and Messrs. Flowers and Oros.

During 2010, we made investments of approximately $85.4 million in various bond funds.

Equities

During 2007, we funded two equity portfolios that invest in both small and large market capitalization publicly traded U.S. companies. In 2009, we increased funding to those portfolios along with adding a third equity portfolio. In 2010, we further increased the funding of these equity portfolios. The equity portfolios are actively managed by two third-party managers.

Ratings as of December 31, 2010 and 2009

The investment ratings (provided by major rating agencies) for our fixed maturity securities held as of December 31, 2010 and 2009 were as follows:

	December 31, 2010		December 31, 2009	
	Fair Value	% of Total Fair Value	Fair Value	% of Total Fair Value
	(in thousands of U.S. dollars)			
AAA	$ 812,407	38.1%	$ 719,622	47.0%
AA	450,802	21.1%	283,418	18.5%
A	741,761	34.8%	424,841	27.7%
BBB or lower	122,257	5.7%	85,696	5.6%
Not Rated	7,083	0.3%	18,838	1.2%
Total	$2,134,310	100.0%	$1,532,415	100.0%

Maturity Distribution as of December 31, 2010 and 2009

The maturity distribution for our fixed maturity securities held as of December 31, 2010 and 2009 was as follows:

	December 31, 2010		December 31, 2009	
	Fair Value	% of Total Fair Value	Fair Value	% of Total Fair Value
	(in thousands of U.S. dollars)			
Due in one year or less	$ 966,319	45.3%	$ 639,191	41.7%
Due after one year through five years	940,017	44.0%	680,630	44.4%
Due after five years through ten years	47,627	2.2%	101,868	6.6%
Due after ten years	10,387	0.5%	28,682	1.9%
	1,964,350	92.0%	1,450,371	94.6%
Residential mortgage-backed	102,506	4.8%	17,644	1.2%
Commercial mortgage-backed	38,841	1.8%	30,409	2.0%
Asset backed	28,613	1.4%	33,991	2.2%
Total	$2,134,310	100.0%	$1,532,415	100.0%

Unrealized Losses as of December 31, 2010 and 2009

The unrealized losses for our fixed maturity available-for-sale securities held as of December 31, 2010 and 2009 were as follows:

	December 31, 2010			December 31, 2009		
	Fair Value	Unrealized Losses	% of Total Fair Value	Fair Value	Unrealized Losses	% of Total Fair Value
U.S. government and agency	$ 23,777	$ (92)	10.9%	$ 782	$ (13)	4.5%
Non-U.S. government	38,838	(314)	17.8%	—	—	0.0%
Corporate	129,774	(1,615)	59.3%	16,242	(867)	93.4%
Residential mortgage-backed	13,642	(234)	6.2%	369	(160)	2.1%
Commercial mortgage-backed	2,046	(11)	0.9%	—	—	0.0%
Asset backed	10,641	(346)	4.9%	—	—	0.0%
Total available-for-sale investments	$218,718	(2,612)	100.0%	$17,393	$(1,040)	100.0%

Investment Returns for the Years ended December 31, 2010 and 2009

Our investment returns for the years ended December 31, 2010 and 2009 were as follows:

	Year Ended December 31,	
	2010	2009
	(in thousands of U.S. dollars)	
Net investment income	$ 99,906	$81,371
Net realized and unrealized gains (losses)	13,137	4,237
Net investment income and net realized and unrealized gains (losses)	$113,043	$85,608
Effective annualized yield (1)	2.38%	2.13%

(1) Effective annualized yield is calculated by dividing net investment income, excluding writedowns and income on other investments, by the average balance of aggregate cash and cash equivalents, equities and fixed maturity securities on a carrying value basis. Trading securities where the investment return is for the benefit of insureds and reinsurers are excluded from the calculation.

Regulation

General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. We have a significant presence in Bermuda, the United Kingdom, Australia and the United States and are subject to extensive regulation under the applicable statutes in these countries. A summary of the regulations governing us in these countries is set forth below.

Bermuda

As a holding company, we are not subject to Bermuda insurance regulations. However, the Insurance Act 1978 of Bermuda and related regulations, as amended, or, together, the Insurance Act, regulate the insurance business of our operating subsidiaries in Bermuda and provide that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority, or BMA, under the Insurance Act. Insurance as well as reinsurance is regulated under the Insurance Act.

The Insurance Act also imposes on Bermuda insurance companies certain solvency and liquidity standards and auditing and reporting requirements and grants the BMA powers to supervise, investigate, require information and the production of documents and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers. The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are six classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. Our regulated Bermuda subsidiaries, which are incorporated to carry on general insurance and reinsurance business, are registered as Class 2 or 3A insurers in Bermuda and are regulated as such under the Insurance Act. These regulated Bermuda subsidiaries are not licensed to carry on long-term business. Long-term business broadly includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that are not long-term business.

Principal Representative. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, each of our regulated Bermuda subsidiaries' principal offices is at Windsor Place, 3rd Floor, 18 Queen Street, in Hamilton, Bermuda, and each of their principal representatives is Enstar Limited. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act in that capacity, unless 30 days' notice in writing is given to the BMA. It is the duty of the principal representative, forthwith on reaching the view that there is a likelihood that the insurer will become insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, to notify the BMA and, within 14 days of such notification, to make a report in writing to the BMA setting forth all the particulars of the case that are available to the principal representative. For example, any failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio would be a reportable "event."

Independent Approved Auditor. Every registered insurer must appoint an independent auditor who will audit and report annually on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of our regulated Bermuda subsidiaries, are required to be filed annually with the BMA. The independent auditor must be approved by the BMA and may be the same person or firm that audits our consolidated financial statements and reports for presentation to our shareholders. Our regulated Bermuda subsidiaries' independent auditor is Deloitte & Touche, who also audits our consolidated financial statements.

Loss Reserve Specialist. As a registered Class 2 or 3A insurer, each of our regulated Bermuda insurance and reinsurance subsidiaries is required, every year, to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its losses and loss expenses provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the BMA.

Statutory Financial Statements. Each of our regulated Bermuda subsidiaries must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of the statutory financial statements, which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto. Each of our regulated Bermuda subsidiaries is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to an insurer's shareholders under the Companies Act. As a general business insurer, each of our regulated Bermuda subsidiaries is required to submit to the BMA the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

Annual Statutory Financial Return. Each of our regulated insurance and reinsurance subsidiaries is required to file with the BMA a statutory financial return no later than six months, in the case of a Class 2, or four months in the case of a Class 3A, after its fiscal year end unless specifically extended upon application to the BMA. The statutory financial return for an insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, solvency certificates, declaration of statutory ratios, the statutory financial statements, and the opinion of the loss reserve specialist. The solvency certificates must be signed by the principal representative and at least two directors of the insurer certifying that the minimum solvency margin has been met and whether the insurer has complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether, in its opinion, it was reasonable for the directors to make these certifications. If an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return. Further, every Class 2 insurer must submit a Loss Reserve Specialist Opinion on a triennial basis, while Class 3A insurers must submit annually. Additionally, all Class 3A insurers are required to submit a Schedule of Ceded Reinsurance pursuant to the Insurance Act.

Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business insurers, like our regulated Bermuda insurance and reinsurance subsidiaries. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include, but are not limited to, cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are some categories of assets that unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. Relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (i.e., liabilities that are not otherwise specifically defined).

Minimum Solvency Margin, Enhanced Capital Requirement and Restrictions on Dividends and Distributions. Under the Insurance Act, the value of the general business assets of a Class 2 or 3A insurer, such as our regulated Bermuda subsidiaries, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Each of our regulated Bermuda subsidiaries is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

For Class 2 insurers:

- $250,000;
- 20% of net premiums written (being gross premiums written less any premiums ceded by the insurer) if net premiums do not exceed $6,000,000 or $1,200,000 plus 10% of net premiums written in excess of $6,000,000; and
- 10% of net losses and loss expense reserves.

For Class 3A insurers:

- $1,000,000;
- 20% of net premiums written (being gross premiums written less any premiums ceded by the insurer) if net premiums do not exceed $6,000,000 or $1,200,000 plus 15% of net premiums written in excess of $6,000,000; and
- 15% of net losses and loss expense reserves.

After the year ended December 31, 2011, Class 3A insurers will be required to maintain available statutory capital and surplus in an amount that is equal to or exceeds the target capital levels based on Enhanced Capital Requirements, or ECR, calculated using the Bermuda Solvency Capital Requirement, or BSCR, model. The BSCR model is a risk based capital model introduced by the BMA that measures risk and determines enhanced capital requirements and a target capital level (defined as 120% of the enhanced capital requirement) based on the subsidiary's statutory financial statements. Each of our regulated Bermuda insurance and reinsurance subsidiaries is prohibited from declaring or paying any dividends during any fiscal year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. If the subsidiary has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any fiscal year, each of our regulated Bermuda subsidiaries will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next fiscal year. In addition, once a Class 3A insurer is required to meet the ECR, if it is in breach of its ECR, it will be prohibited from declaring or paying dividends until it rectifies that breach.

Each of our regulated Bermuda insurance and reinsurance subsidiaries is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements.

Additionally, under the Companies Act, we and each of our regulated Bermuda subsidiaries may declare or pay a dividend, or make a distribution from contributed surplus, only if we have no reasonable grounds for believing that the subsidiary is, or will be after the payment, unable to pay its liabilities as they become due, or that the realizable value of its assets will thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Supervision, Investigation and Intervention. The BMA may appoint an inspector with extensive powers to investigate the affairs of our regulated Bermuda insurance and reinsurance subsidiaries if the BMA believes that such an investigation is in the best interests of its policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct our regulated Bermuda insurance and reinsurance subsidiaries to produce documents or information relating to matters connected with its business. In addition, the BMA has the power to require the production of documents from any person who appears to be in possession of those documents. Further, the BMA has the power, in respect of a person registered under the Insurance Act, to appoint a professional person to prepare a report on any aspect of any matter about which the BMA has required or could require information. If it appears to the BMA to be desirable in the interests of the clients of a person registered under the Insurance Act, the BMA may also exercise the foregoing powers in relation to any company that is, or has at any relevant time been, (1) a parent company, subsidiary company or related company of that registered person, (2) a subsidiary company of a parent company of that registered person, (3) a parent company of a subsidiary company of that registered person or (4) a controlling shareholder of that registered person, which is a person who either alone or with any associate or associates, holds 50% or more of the shares of that registered person or is entitled to exercise, or control the exercise of, more than 50% of the voting power at a general meeting of shareholders of that registered person. If it appears to the BMA that there is a risk of a regulated Bermuda insurance and reinsurance subsidiary becoming insolvent, or that a regulated Bermuda insurance and reinsurance subsidiary is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct such subsidiary (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase its liabilities, (3) not to make certain investments, (4) to liquidate certain investments, (5) to maintain in, or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit such subsidiary's premium income.

Disclosure of Information. In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require insurers and other persons to furnish information to the BMA. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda. Such powers are subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality. Under the Companies Act, the Minister of Finance has been given powers to assist a foreign regulatory authority that has requested assistance in connection with inquiries being carried out by it in the performance of its regulatory functions. The Minister's powers include requiring a person to furnish him or her with information, to produce documents to him or her, to attend and answer questions and to give assistance in connection with inquiries. The Minister must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda that a person has in his possession or under his control. The Minister must consider, among other things, whether it is in the public interest to give the information sought.

Notification by Shareholder Controller of New or Increased Control. Any person who, directly or indirectly, becomes a holder of at least 10%, 20%, 33% or 50% of our ordinary shares must notify the BMA in writing within 45 days of becoming such a holder.. The BMA may, by written notice, object to such a person if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their holding of ordinary shares and direct, among other things, that voting rights attaching to the ordinary shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

Objection to Existing Shareholder Controller. For so long as we have as a subsidiary an insurer registered under the Insurance Act, the BMA may at any time, by written notice, object to a person holding 10% or more of the ordinary shares if it appears to the BMA that the person is not, or is no longer fit and proper to be, such a holder. In such a case, the BMA may require the shareholder to reduce its holding of ordinary shares and direct, among other things, that such shareholder's voting rights attaching to ordinary shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense.

Certain Other Bermuda Law Considerations. Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to our non-resident status, we may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our ordinary shares.

Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As "exempted" companies, neither we nor any of our regulated Bermuda subsidiaries may, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement that is required for our business and held for a term not exceeding 50 years, or that is used to provide accommodation or recreational facilities for our officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000, or (3) the carrying on of business of any kind for which we are not licensed in Bermuda, except in limited circumstances such as doing business with another exempted undertaking in furtherance of our business carried on outside Bermuda. Each of our regulated Bermuda subsidiaries is a licensed insurer in Bermuda, and, as such, may carry on activities from Bermuda that are related to and in support of its insurance business.

Ordinary shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda, which regulates the sale of securities in Bermuda. In addition, the BMA must approve all issues and transfers of securities of a Bermuda exempted company. Where any equity securities (meaning shares that entitle the holder to vote for or appoint one or more directors or securities that by their terms are convertible into shares that entitle the holder to vote for or appoint one or more directors) of a Bermuda company are listed on an appointed stock exchange (which includes Nasdaq), the BMA has given general permission for the issue and subsequent transfer of any securities of the company from and/or to a non-resident for so long as any such equity securities of the company remain so listed.

The Bermuda government actively encourages foreign investment in "exempted" entities like us and our regulated Bermuda subsidiaries that are based in Bermuda, but which do not operate in competition with local businesses. We and our regulated Bermuda subsidiaries are not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident's certificate or holders of a working resident's certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident's certificate or holder of a working resident's certificate) is available who meets the minimum standard requirements for the advertised position. In 2004, the Bermuda government announced a new immigration policy limiting the duration of work permits to six years, with specified exemptions for "key" employees. The categories of "key" employees include senior executives (chief executive officers, presidents through vice presidents), managers with global responsibility, senior financial posts (treasurers, chief financial officers through controllers, specialized qualified accountants, quantitative modeling analysts), certain legal professionals (general counsels, specialist attorneys, qualified legal librarians and knowledge managers), senior insurance professionals (senior underwriters, senior claims adjusters), experienced/specialized brokers, actuaries, specialist investment traders/analysts and senior information technology engineers/managers. All of our executive officers who work in our Bermuda office have obtained work permits.

United Kingdom

General. On December 1, 2001, the U.K. Financial Services Authority, or the FSA, assumed its full powers and responsibilities as the single statutory regulator responsible for regulating the financial services industry in respect of the carrying on of "regulated activities" (including deposit taking, insurance, investment management and most other financial services business by way of business in the U.K.), with the purpose of maintaining confidence in the U.K. financial system, providing public understanding of the system, securing the proper degree of protection for consumers and helping to reduce financial crime. It is a criminal offense for any person to carry on a regulated activity in the U.K. unless that person is authorized by the FSA and has been granted permission to carry on that regulated activity or falls under an exemption.

Insurance business (which includes reinsurance business) is authorized and supervised by the FSA. Insurance business in the United Kingdom is divided between two main categories: long-term insurance (which is primarily investment-related) and general insurance. Aside from certain insurers with historical exemptions, it is not possible for an insurance company to be authorized in both long-term and general insurance business. These two categories are both divided into "classes" (for example: permanent health and pension fund management are two classes of long-term insurance; damage to property and motor vehicle liability are two classes of general insurance). Under the Financial Services and Markets Act 2000, or the FSMA, effecting or carrying out contracts of insurance, within a class of general or long-term insurance, by way of business in the United Kingdom, constitutes a regulated activity requiring individual authorization. An authorized insurance company must have permission for each class of insurance business it intends to write.

Certain of our regulated U.K. subsidiaries, as authorized insurers, would be able to operate throughout the European Union, subject to certain regulatory requirements of the FSA and in some cases, certain local regulatory requirements. An insurance company with FSA authorization to write insurance business in the United Kingdom can seek consent from the FSA to allow it to provide cross-border services in other member states of the E.U. As an alternative, FSA consent may be obtained to establish a branch office within another member state. Although in run-off, our regulated U.K. subsidiaries remain regulated by the FSA, but may not underwrite new business.

As FSA authorized insurers, the insurance and reinsurance businesses of our regulated U.K. subsidiaries are subject to close supervision by the FSA. The FSA has implemented specific requirements for senior management arrangements, systems and controls of insurance and reinsurance companies under its jurisdiction, which place a strong emphasis on risk identification and management in relation to the prudential regulation of insurance and reinsurance business in the United Kingdom.

Supervision. The FSA carries out the prudential supervision of insurance companies through a variety of methods, including the collection of information from statistical returns, review of accountants' reports, visits to insurance companies and regular formal interviews.

The FSA has adopted a risk-based approach to the supervision of insurance companies. Under this approach the FSA performs a formal risk assessment of insurance companies or groups carrying on business in the U.K. periodically. The periods between U.K. assessments vary in length according to the risk profile of the insurer. The FSA performs the risk assessment by analyzing information which it receives during the normal course of its supervision, such as regular prudential returns on the financial position of the insurance company, or which it acquires through a series of meetings with senior management of the insurance company. After each risk assessment, the FSA will inform the insurer of its views on the insurer's risk profile. This will include details of any remedial action that the FSA requires and the likely consequences if this action is not taken.

Solvency Requirements. The Integrated Prudential Sourcebook requires that insurance companies maintain a required solvency margin at all times in respect of any general insurance undertaken by the insurance company. The calculation of the required margin in any particular case depends on the type and amount of insurance business a company writes. The method of calculation of the required solvency margin is set out in the Integrated Prudential Sourcebook, and for these purposes, all insurer's assets and liabilities are subject to specific valuation rules which are set out in the Integrated Prudential Sourcebook. Failure to maintain the required solvency margin is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised. For fiscal years ending on or after January 1, 2004, the calculation of the required solvency margin has been amended as a result of the implementation of the EU Solvency I Directives. In respect of liability business accepted, 150% of the actual premiums written and claims incurred must be included in the calculation, which has had the effect of increasing the required solvency margin of our regulated U.K. subsidiaries. We continuously monitor the solvency capital position of the U.K. subsidiaries and maintain capital in excess of the required solvency margin.

Insurers are required to calculate an Enhanced Capital Requirement, or ECR, in addition to their required solvency margin. This represents a more risk-sensitive calculation than the previous required solvency margin requirements and is used by the FSA as its benchmark in assessing its Individual Capital Adequacy Standards. Insurers must maintain financial resources which are adequate, both as to amount and quality, to ensure that there is no significant risk that its liabilities cannot be met as they come due. In order to carry out the assessment as to the necessary financial resources that are required, insurers are required to identify the major sources of risk to its ability to meet its liabilities as they come due, and to carry out stress and scenario tests to identify an appropriate range of realistic adverse scenarios in which the risk crystallizes and to estimate the financial resources needed in each of the circumstances and events identified. In addition, the FSA gives Individual Capital Guidance, or ICG, regularly to insurers and reinsurers following receipt of individual capital assessments, prepared by firms themselves. The FSA's guidance may be that a company should hold more or less than its then current level of regulatory capital, or that the company's regulatory capital should remain unaltered. We calculated the ECR for our regulated U.K. subsidiaries for the period ended December 31, 2009 and submitted those calculations in March

2010 to the FSA as part of their statutory filings. The ECR calculations for its regulated U.K. subsidiaries for the year ended December 31, 2010 will be submitted by no later than March 31, 2011.

In addition, an insurer (other than a pure reinsurer) that is part of a group is required to perform and submit to the FSA an audited Group Capital Adequacy Return, or GCAR. The GCAR is a solvency margin calculation return in respect of its ultimate parent undertaking, in accordance with the FSA's rules. This return is not part of an insurer's own solvency return and hence will not be publicly available. Although there is no requirement for the parent undertaking solvency calculation to show a positive result, the FSA may take action where it considers that the solvency of the insurance company is or may be jeopardized due to the group solvency position. Further, an insurer is required to report in its annual returns to the FSA all material related party transactions (e.g., intra-group reinsurance, whose value is more than 5% of the insurer's general insurance business amount).

Solvency II. In April 2009, the European Parliament approved the Solvency II framework directive, due to come into force on December 31, 2012. Solvency II will set out new, strengthened EU-wide requirements on capital adequacy and risk management for insurers with the aim of increasing policyholder protection, instilling greater risk awareness and improving the international competitiveness of EU insurers.

Restrictions on Dividend Payments. U.K. company law prohibits our regulated U.K. subsidiaries from declaring a dividend to their shareholders unless they have "profits available for distribution." The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the United Kingdom insurance regulatory laws impose no statutory restrictions on a general insurer's ability to declare a dividend, the FSA strictly controls the maintenance of each insurance company's required solvency margin within its jurisdiction. The FSA's rules require our regulated U.K. subsidiaries to obtain FSA approval for any proposed or actual payment of a dividend.

Reporting Requirements. U.K. insurance companies must prepare their financial statements under the Companies Act 2006, which requires the filing with Companies House of audited financial statements and related reports. In addition, U.K. insurance companies are required to file with the FSA regulatory returns, which include a revenue account, a profit and loss account and a balance sheet in prescribed forms. Under the Interim Prudential Sourcebook for Insurers, audited regulatory returns must be filed with the FSA within two months and 15 days (or three months where the delivery of the return is made electronically) of the company's year end. Our regulated U.K. insurance subsidiaries are also required to submit abridged quarterly information to the FSA.

Supervision of Management. The FSA closely supervises the management of insurance companies through the approved persons regime, by which any appointment of persons to perform certain specified "controlled functions" within a regulated entity, must be approved by the FSA.

Change of Control. FSMA regulates the acquisition of "control" of any U.K. insurance company authorized under FSMA. Any company or individual that (together with its or his associates) directly or indirectly acquires 20% or more of the shares in a U.K. authorized insurance company or its parent company, or is entitled to exercise or control the exercise of 20% or more of the voting power in such authorized insurance company or its parent company, would be considered to have acquired "control" for the purposes of the relevant legislation, as would a person who had significant influence over the management of such authorized insurance company or its parent company by virtue of his shareholding or voting power in either. A purchaser of 20% or more of our ordinary shares would therefore be considered to have acquired "control" of our regulated U.K. subsidiaries.

Under FSMA, any person proposing to acquire "control" over a U.K. authorized insurance company must give prior notification to the FSA of his intention to do so. The FSA would then have up to 60 working days (without taking into account any interruption period) to consider that person's application to acquire "control." In considering whether to approve such application, the FSA must be satisfied that both the acquirer is a fit and proper person to have such "control" and that the interests of consumers would not be threatened by such acquisition of "control." Failure to make the relevant prior application could result in action being taken against us by the FSA.

Intervention and Enforcement. The FSA has extensive powers to intervene in the affairs of an authorized person, culminating in the ultimate sanction of the removal of authorization to carry on a regulated activity. FSMA imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by FSMA, and to enforce the provisions of FSMA-related rules made by the FSA. The FSA has power, among other things, to enforce and take disciplinary measures in respect of breaches of both the Interim Prudential Sourcebook for Insurers and breaches of the conduct of business rules generally applicable to authorized persons.

The FSA also has the power to prosecute criminal offenses arising under FSMA, and to prosecute insider dealing under Part V of the Criminal Justice Act of 1993, and breaches of money laundering regulations. The FSA's stated policy is to pursue criminal prosecution in all appropriate cases.

Passporting. European Union directives allow our regulated U.K. subsidiaries to conduct business in European Union states other than the United Kingdom in compliance with the scope of permission granted these companies by the FSA without the necessity of additional licensing or authorization in other European Union jurisdictions. This ability to operate in other jurisdictions of the European Union on the basis of home state authorization and supervision is sometimes referred to as "passporting." Insurers may operate outside their home member state either on a "services" basis or on an "establishment" basis. Operating on a "services" basis means that the company conducts permitted businesses in the host state without having a physical presence there, while operating on an "establishment" basis means the company has a branch or physical presence in the host state. In both cases, a company remains subject to regulation by its home regulator, and not by local regulatory authorities, although the company nonetheless may have to comply with certain local rules. In addition to European Union member states, Norway, Iceland and Liechtenstein (members of the broader European Economic Area) are jurisdictions in which this passporting framework applies.

Australia

In Australia, four of our subsidiaries are companies with Insurance Act 1973 authorizations. Three of these companies are insurance companies authorized to conduct run-off business and one is an authorized non-operating holding company, or NOHC. In addition, we have five Australian registered companies not authorized to conduct insurance business, but which provide services to the authorized entities.

Regulators. The authorized non-operating holding company and the authorized insurers are regulated and are subject to prudential supervision by the Australian Prudential Regulation Authority, or APRA. APRA is the primary regulatory body responsible for regulating compliance with the Insurance Act 1973, or the 1973 Act. In addition, all companies, including the non-authorized entities, must comply with the Corporations Act 2001 and its primary regulator the Australian Securities and Investments Commission, or ASIC.

APRA was established in 1998 as an independent body to supervise banks, credit unions, building societies, general insurance and reinsurance companies, life insurance, friendly societies, and most members of the superannuation industry. APRA's supervisory role over these institutions includes licensing, conducting on-site operational reviews, assessing risk, responding to queries and collecting data. In addition, APRA enforces and administers the 1973 Act and promulgates Prudential Standards to regulate the industries it supervises.

ASIC is Australia's corporate, markets and financial services regulator. In 2001, the Financial Services Reform Act 2001 amended Chapter 7 of the Corporations Act 2001 and the reforms came into force, after a transitional period, in March 2004. These reforms, as they relate to insurance and insurers, are intended to promote: confident and informed decision making by consumers of insurance products and services while facilitating efficiency, flexibility and innovation in the provision of those products and services; fairness, honesty and professionalism by those who provide insurance services; and fair, orderly and transparent markets for insurance products. In 2010, ASIC took on responsibility for regulation of Australia's domestic financial markets and their participants. Through its responsibility for the regulation of financial services, ASIC regulates the giving of advice and making of disclosures in relation to insurance products.

APRA and ASIC entered into a Memorandum of Understanding in June 2004. The objective of the Memorandum was to set out the framework for cooperation between the two agencies in areas of common interest and to set out the responsibilities of each entity. The Memorandum outlined APRA's responsibilities as the prudential supervisor of the financial services industry and ASIC's responsibilities as the body that would be monitoring, regulating and enforcing the Corporations Act and the Financial Services Reform Act and promoting market integrity.

APRA's Powers. The 1973 Act prescribes APRA's powers in respect of the authorization and prudential supervision of general insurers. The 1973 Act aims to protect the interests of policy holders and prospective policy holders under insurance policies in ways that are consistent with the continued development of a viable, competitive and innovative insurance industry.

APRA's enforcement and disciplinary powers under the 1973 Act include powers to: (a) revoke the authorization of a general insurer or authorized non-operating holding company; (b) remove a director or senior manager of a general insurer, authorized non-operating holding company or corporate agent; (c) determine prudential standards; (d) monitor prudential matters; (e) collect information from auditors and actuaries; (f) remove auditors and actuaries; (g) investigate general insurers and unauthorized insurance matters; (h) apply to have a general insurer wound up; (i) determine insolvent insurer's liabilities in respect of early claims; (j) direct Lloyd's underwriters to not issue or renew policies; and (k) make directions in certain circumstances.

Conducting Insurance Business in Australia. The 1973 Act only permits APRA authorized bodies corporate and Lloyd's underwriters to carry on general insurance business in Australia. Those entities authorized to conduct insurance business in Australia are classified into the following categories:

- *Category A insurer* — an insurer incorporated in Australia that does not fall within any of the other categories of insurer;
- *Category B insurer* — an insurer incorporated in Australia that is also a subsidiary of a local or foreign insurance group;
- *Category C insurer* — "a foreign general insurer," which is a foreign insurer operating as a foreign branch in Australia;
- *Category D insurer* — an insurer incorporated in Australia that is owned by an industry or a professional association, or by the members of the industry or professional association or a combination of both; and only underwrites business risk of the members of the association or those who are eligible to become members. Medical indemnity insurers are not included in this definition; or
- *Category E insurer* — an insurer incorporated in Australia that is a corporate captive or a partnership captive. Category E insurers are often referred to as "sole parent captives."

Foreign-owned subsidiaries and foreign general insurers must be authorized by APRA to conduct business in Australia and are subject to similar legislative and prudential requirements as Australian owned and incorporated insurers.

Ownership and Control. The Financial Sector (Shareholdings) Act 1998 governs the ownership of insurers in Australia. The interest of an individual shareholder or a group of associated shareholders in an insurer is generally limited to 15% of the insurer's voting shares. A higher percentage limit may be approved by the Treasurer of the Commonwealth of Australia on national interest grounds.

The Insurance Acquisitions and Takeovers Act 1991 governs the control of and compulsory notification of proposals relating to both the acquisition and lease of Australian-registered insurance companies. All acquisition or lease proposals must be notified to the Minister for Revenue, with authority delegated to APRA, who has the discretion to make a "permanent restraining order" or "go ahead decision" regarding the proposal.

Compliance and Governance. Section 32 of the 1973 Act authorizes APRA to determine, vary and revoke prudential standards that impose different requirements to be complied with by different classes of general insurers, authorized non-operating holding companies and their respective subsidiaries. Presently APRA has issued prudential standards that apply to general insurers in relation to capital adequacy, the holding of assets in Australia, risk management, business continuity management, reinsurance management, outsourcing, audit and actuarial reporting and valuation, the transfer and amalgamation of insurance businesses, governance, and the fit and proper assessment of the insurer's responsible persons.

In November 2009, APRA released a new prudential standard entitled GPS 510-Governance with an effective commencement date of April 1, 2010. GPS 510-Governance updated the previous version of GPS 510-Governance by imposing new remuneration obligations on general insurers. GPS 510-Governance mandates that the Board of a general insurer (or the group Board if part of a corporate group) must have a remuneration policy that aligns remuneration and risk management. Furthermore, it requires that a Board remuneration committee must be established for each regulated entity (or each group if the regulated entity is part of a corporate group).

Capital Adequacy. APRA's prudential standards require that all insurers maintain and meet prescribed capital adequacy requirements to enable its insurance obligations to be met under a wide range of circumstances. This requires authorized insurers to hold eligible capital in excess of the minimum capital requirement. This amount may be determined using the prescribed method or an internal model based method. APRA has determined that two tiers of capital may be deemed eligible capital and may be used to determine an insurer's capital base. Tier 1 capital comprises the highest quality capital components and Tier 2 capital includes other components that fall short of the quality of Tier 1 capital but still contribute to the overall strength of the insurer. As part of the determination of the proper capital adequacy using the prescribed method, insurers must determine and consider whether or not they must apply prudentially required investment risk charges, insurance risk capital charges and concentration risk capital charges to their capital amount for the purposes of determining the applicable minimum capital requirements.

In addition to the foregoing capital adequacy regulation, APRA has determined that capital adequacy must also be regulated at the group level, see "Group Supervision and Reporting" below.

Group Supervision and Reporting. APRA introduced a new regime for group supervision and reporting in 2009. The Level 2 insurance group supervision and reporting framework applies to a Level 2 insurance group and introduced additional prudential standards, known as Level 2 prudential standards, that are to be read in conjunction with the existing prudential framework, now known as the Level 1 prudential standards. The definition of a Level 2 insurance group includes a NOHC and its controlled insurers and entities, subject to the exemption of certain non-regulated companies from the insurance group.

The foundation of APRA's approach to the supervision of Level 2 insurance groups is that the group as a whole should meet essentially the same minimum capital requirements as apply to individual general insurers. APRA deemed this approach essential to ensure that the acts of an individual insurer in a group do not alter the risk profile of other insurers in the group through financial and operational inter-relationships with other group members or through decisions taken at the group level.

For the purposes of the new group supervision and reporting prudential standards, our Australian authorized NOHC is deemed the parent entity of a Level 2 insurance group. The new prudential standards for insurance group supervision became effective on March 31, 2009 and new reporting standards apply to all Level 2 insurance groups for reporting periods commencing on or after June 30, 2009.

Capital Releases. An insurer must obtain APRA's written consent prior to making any planned reductions in its capital.

A reduction in an insurer's capital includes, but is not limited to:

- a share buyback;
- the redemption, repurchase or early repayment of any qualifying Tier 1 and Tier 2 capital instruments issued by the insurer or a special purpose vehicle;
- trading in the insurer's own shares or capital instruments outside of any arrangement agreed upon with APRA;
- payment of dividends on ordinary shares that exceeds an insurer's after-tax earnings, after including payments on more senior capital instruments, in the financial year to which they relate; and
- dividend or interest payments (whether whole or partial) on specific types of Tier 2 and Tier 1 capital that exceed an insurer's after-tax earnings, including any payments made on more senior capital instruments, calculated before any such payments are applied in the financial year to which they relate.

An Australian insurer in run-off must provide APRA a valuation prepared by the appointed actuary that demonstrates that the tangible assets of the insurer, after the proposed capital reduction, are sufficient to cover its insurance liabilities to a 99.5% level of sufficiency of capital before APRA will consent to a capital release.

Assets in Australia. The 1973 Act and APRA require that all insurers are required to maintain assets in Australia at least equal to their liabilities in Australia and foreign insurers are required to maintain assets in Australia that exceed their liabilities in Australia by an amount that is greater than their minimum capital requirements.

Audit and Actuarial Reporting Requirements. APRA requires insurers to submit data in accordance with the reporting standards under the Financial Sector (Collection of Data) Act 1988. Insurers must provide quarterly returns and annual audited returns to APRA. Insurers in run-off must provide a run-off plan annually. Insurance contract transactions are accounted for on a "prospective accounting basis," which results in all premium revenue, acquisition costs and reinsurance expenses being recorded directly into profit and loss. Australian Prudential Standard GPS 310 was updated effective July 1, 2010 to simplify prudential reporting obligations for general insurers.

APRA requires all insurers, except for small insurers (those insurers with less than $20 million of gross insurance liabilities and no material long-tail insurance liabilities) to appoint an actuary. These insurers must obtain an annual insurance liability valuation report, or ILVR, and financial condition report from the appointed actuary. Although an appointed actuary for an insurer in run-off need not provide a financial condition report, he or she must provide a report setting out his or her review of the insurer's required run-off plan.

The ILVR must be peer reviewed by another actuary. Insurance liabilities are to be determined as central estimates on a discounted basis plus a risk margin assessed at a 75% level of sufficiency.

APRA requires all insurers to appoint an auditor. The auditor must prepare a certificate in relation to the insurer's annual APRA reporting requirements and prepare a report annually about the systems, procedures and controls within the insurer.

Section 334 of the Corporations Act 2001 provides that the Australian Accounting Standards Board may make accounting standards for the purposes of the Corporations Act. The relevant standards are Accounting Standards AASB 4 (Insurance) and AASB 1023 (General Insurance Contracts).

Outsourcing. APRA requires that all outsourcing arrangements of material business activities must be documented in the form of written contracts except for some intra-group arrangements. An insurer must consult with APRA prior to entering into outsourcing arrangements where the service and the entity providing the service are located outside of Australia. Insurers are also required to maintain a policy relating to outsourcing that ensures there is sufficient monitoring of the outsourced activities.

SOARS and PAIRS. APRA maintains two risk assessment, supervisory and response tools to assist APRA with its risk-based approach to supervision. The Probability and Impact Ratings System, or PAIRS, is APRA's risk assessment model and is divided into two dimensions, the probability and impact of the failure of an APRA regulated insurer. The PAIRS risk assessment involves an assessment of the following categories: board, management, risk governance, strategy and planning; liquidity risk; operational risk; credit risk; market and investment risk; insurance risk; capital coverage/surplus risk; earnings; and access to additional capital. The assessment of these categories involves consideration of four key factors: inherent risk, management and control, net risk and capital support. APRA does not publish insurer's PAIRS ratings, but does make them available to the insurer.

The Supervisory Oversight and Response System, or SOARS, is used to determine the regulatory response based on the PAIRS risk assessment. An insurer may have a SOARS supervision stance of normal, oversight, mandated improvement or restructure. APRA does not publish insurer's SOARS ratings, but does make them available to the insurer.

Australian Prudential Framework and Australian Accounting Standards Board. APRA maintains a prudential framework that requires the maintenance and collection of certain financial information. In certain circumstances the collection of this information is categorized differently that the manner prescribed by the Australian Accounting Standards Board, or AASB, in the Accounting Standards. AASB's standards are based on the matching concept whereas the APRA prudential framework is based on perspective accounting. While there are differences between the two methods, those differences do not apply to our Australian subsidiaries for a variety of reasons, such as going concern issues and the current assets held by those entities.

United States

As of December 31, 2010, we own seven property and casualty insurance companies domiciled in the U.S., our U.S. Insurers, all of which are in run-off.

General. In common with other insurers, our U.S. Insurers are subject to extensive governmental regulation and supervision in the various states and jurisdictions in which they are domiciled and licensed and/or approved to conduct business. The laws and regulations of the state of domicile have the most significant impact on operations. This regulation and supervision is designed to protect policyholders rather than investors. Generally, regulatory authorities have broad regulatory powers over such matters as licenses, standards of solvency, premium rates, policy forms, marketing practices, claims practices, investments, security deposits, methods of accounting, form and content of financial statements, reserves and provisions for unearned premiums, unpaid losses and loss adjustment expenses, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. In addition, transactions among affiliates, including certain reinsurance agreements or arrangements, as well as certain third-party transactions, require prior approval or non-disapproval from, or prior notice to, the applicable regulator under certain circumstances. Regulatory authorities also conduct periodic financial, claims and other types of examinations. Finally, our U.S. Insurers are also subject to the general laws of the jurisdictions in which they do business. Certain insurance regulatory requirements are highlighted below.

Insurance Holding Company Systems Acts. State insurance holding company system statutes and related regulations provide a regulatory apparatus that is designed to protect the financial condition of domestic insurers operating within a holding company system. All insurance holding company statutes and regulations require disclosure and, in some instances, prior approval or non-disapproval of certain transactions involving the domestic insurer and an affiliate. These transactions typically include sales, purchases, exchanges, loans and extensions of credit, reinsurance agreements, service agreements, guarantees, investments and other material transactions between an insurance company and its affiliates, involving in the aggregate specified percentages of an insurance company's admitted assets or policyholders surplus, or dividends that exceed specified percentages of an insurance company's surplus or income.

The state insurance holding company system statutes and regulations may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, any of the other direct or indirect parents of any of our U.S. Insurers, or any of our U.S. Insurers, including through transactions, and in particular unsolicited transactions, that we or our shareholders might consider to be desirable.

Before a person can acquire control of a domestic insurer (including a reinsurer) or any person controlling such insurer or reinsurer, prior written approval must be obtained from the insurance commissioner of the state in which the domestic insurer is domiciled and, under certain circumstances, from insurance commissioners in other jurisdictions. Prior to granting approval of an application to acquire control of a domestic insurer or person controlling the domestic insurer, the state insurance commissioner of the jurisdiction in which the insurer is domiciled will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the closing of the acquisition of control. Generally, state statutes and regulations provide that "control" over a domestic insurer or person controlling a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities or securities convertible into voting securities of the domestic insurer or of a person who controls a domestic insurer. Florida statutes create a presumption of control when any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 5% or more of the voting securities or securities convertible into voting securities of the domestic insurer or person controlling a domestic insurer.

Because a person acquiring 5% or more of our ordinary shares would be presumed to acquire control of Capital Assurance, which is domiciled in Florida, and because a person acquiring 10% or more of our ordinary shares would be presumed to acquire control of the other U.S. Insurers, the U.S. insurance change of control laws will likely apply to such transactions.

Typically, the holding company statutes and regulations will also require each of our U.S. Insurers periodically to file information with state insurance regulatory authorities, including information concerning capital structure, ownership, financial condition and general business operations.

Regulation of Dividends and other Payments from Insurance Subsidiaries. The ability of a U.S. insurer to pay dividends or make other distributions is generally subject to insurance regulatory limitations of the insurance company's state of domicile. Generally, these laws require prior regulatory approval before an insurer may pay a dividend or make a distribution above a specified level. In many U.S. jurisdictions, dividends may only be paid out of earned surplus. In addition, the laws of many U.S. jurisdictions require an insurer to report for informational purposes to the insurance commissioner of its state of domicile all declarations and proposed payments of dividends and other distributions to security holders. Any return of capital from a U.S. insurance company generally would require prior approval of the domestic regulators.

The dividend limitations imposed by state insurance laws are based on statutory financial results, determined by using statutory accounting practices that differ in certain respects from accounting principles used in financial statements prepared in conformity with U.S. GAAP. The significant differences include treatment of deferred acquisition costs, deferred income taxes, required investment reserves, reserve calculation assumptions and surplus notes. In connection with the acquisition of a U.S. insurer, insurance regulators in the United States often impose, as a condition to the approval of the acquisition, additional restrictions on the ability of the U.S. insurer to pay dividends or make other distributions for specified periods of time.

Accreditation. The National Association of Insurance Commissioners, or the NAIC, has instituted its Financial Regulations Standards and Accreditation Program, or FRSAP, in response to federal initiatives to regulate the business of insurance. FRSAP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRSAP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate personnel to enforce these laws and regulations in order to become an "accredited" state. Accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in an unaccredited state. The respective states in which our U.S. Insurers are domiciled are accredited states.

Insurance Regulatory Information System Ratios. The NAIC Insurance Regulatory Information System, or IRIS, was developed by a committee of state insurance regulators and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 13 industry ratios and specifies "usual values" for each ratio. Departure from the usual values of the ratios can lead to inquiries from individual state insurance commissioners regarding different aspects of an insurer's business. Insurers that report four or more unusual values are generally targeted for regulatory review. For 2010, certain of our U.S. Insurers generated IRIS ratios that were outside of the usual ranges. Only Seaton has been subject to any increased regulatory review, but there is no assurance that our other U.S. Insurers will not be subject to increased scrutiny in the future.

Risk-Based Capital Requirements. In order to enhance the regulation of insurer solvency, the NAIC adopted a formula and model law to implement risk-based capital requirements for property and casualty insurance companies. These risk-based capital requirements change from time to time and are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers:

- underwriting, which encompasses the risk of adverse loss developments and inadequate pricing;
- declines in asset values arising from credit risk; and
- declines in asset values arising from investment risks.

Insurers having less statutory surplus than required by the risk-based capital calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

Under the approved formula, an insurer's statutory surplus is compared to its risk-based capital requirement. If this ratio is above a minimum threshold, no company or regulatory action is necessary. Below this threshold are four distinct action levels at which a regulator can intervene with increasing degrees of authority over an insurer as the ratio of surplus to risk-based capital requirement decreases. The four action levels include:

- insurer is required to submit a plan for corrective action;
- insurer is subject to examination, analysis and specific corrective action;
- regulators may place insurer under regulatory control; and
- regulators are required to place insurer under regulatory control.

Some of our U.S. Insurers, from time to time, may have risk-based capital levels that are below required levels and be subject to increased regulatory scrutiny and control by their domestic insurance regulator. As of December 31, 2010, one of our U.S. insurance companies was not in compliance with its applicable risk-based capital level. We do not believe this company's non-compliance presents material risk to our operations or our financial condition. With the exception of the above, all of our consolidated U.S. Insurers were in compliance with minimum risk-based capital levels as of December 31, 2010.

Guaranty Funds and Assigned Risk Plans. Most states require all admitted insurance companies to participate in their respective guaranty funds that cover various claims against insolvent insurers. Solvent insurers licensed in these states are required to cover the losses paid on behalf of insolvent insurers by the guaranty funds and are generally subject to annual assessments in the state by its guaranty fund to cover these losses. Some states also require admitted insurance companies to participate in assigned risk plans, which provide coverage for automobile insurance and other lines for insureds that, for various reasons, cannot otherwise obtain insurance in the open market. This participation may take the form of reinsuring a portion of a pool of policies or the direct issuance of policies to insureds. The calculation of an insurer's participation in these plans is usually based on the amount of premium for that type of coverage that was written by the insurer on a voluntary basis in a prior year. Participation in assigned risk pools tends to produce losses which result in assessments to insurers writing the same lines on a voluntary basis. Our U.S. Insurers may be subject to guaranty fund assessments and may participate in assigned risk plans.

Credit for Reinsurance. Licensed reinsurers in the United States are subject to insurance regulation and supervision that is similar to the regulation of licensed primary insurers. However, the terms and conditions of reinsurance agreements generally are not subject to regulation by any governmental authority with respect to rates or policy terms. This contrasts with primary insurance policies and agreements, the rates and terms of which sometimes are regulated by state insurance regulators. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers. A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances:

- if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;
- if the reinsurer is an "accredited" or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;
- in some instances, if the reinsurer (1) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (2) meets financial requirements; or
- if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are secured appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer.

As a result of the requirements relating to the provision of credit for reinsurance, our U.S. Insurers and our insurers domiciled outside the U.S., when reinsuring risks from cedants domiciled or licensed in U.S. jurisdictions in which our reinsurers are not domiciled or admitted, may be indirectly subject to some regulatory requirements imposed by jurisdictions in which ceding companies are licensed. Because our non-U.S. insurers are not licensed, accredited or otherwise approved by or domiciled in any state in the U.S., and because our U.S. Insurers are not admitted in all U.S. jurisdictions, primary insurers are only willing to cede business to such insurers if we provide adequate security to allow the primary insurer to take credit on its balance sheet for the reinsurance it purchased. Such security may be provided by various means, including the posting of a letter of credit or deposit of assets into a trust fund for the benefit of the primary insurer. There can be no assurance that we will be able to continue to post letters of credit or provide other forms of security on favorable terms.

Statutory Accounting Principles. Statutory accounting principles, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer's surplus to policyholders and ensuring solvency. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

U.S. GAAP is concerned with a company's solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, U.S. GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with U.S. GAAP as opposed to SAP.

Statutory accounting practices established by the NAIC and adopted, in part, by state insurance departments, will determine, among other things, the amount of statutory surplus and statutory net income of our U.S. Insurers, which will affect, in part, the amount of funds they have available to pay dividends to us.

Federal Regulation. We are subject to numerous federal regulations, including the Securities Act of 1933, or the Securities Act, the Securities Exchange Act of 1934, or the Exchange Act, and other federal securities laws. As we continue with our business, including the run-off of our insurance companies, we must monitor our compliance with these laws, including our maintenance of any available exemptions from registration as an investment company under the Investment Company Act of 1940. Any failure to comply with these laws or maintain our exemption could have a material adverse effect on our operations and on the market price of our ordinary shares.

Although state regulation is the dominant form of U.S. regulation for insurance and reinsurance business, from time to time Congress has shown concern over the adequacy and efficiency of the state regulation. It is not possible to predict the future impact of any potential federal regulations or other possible laws or regulations on our U.S. subsidiaries' capital and operations, and such laws or regulations could materially adversely affect their business.

Other

In addition to Bermuda, the United Kingdom, Australia and the United States, we have subsidiaries in various other countries, including Belgium, Denmark, Ireland, Sweden and Switzerland, and in the future could acquire new subsidiaries in other countries. Our subsidiaries in these other jurisdictions are also regulated. Typically, such regulation is for the protection of policyholders and ceding insurance companies rather than shareholders. While the degree and type of regulation to which we are subject in each country may differ, regulatory authorities generally have broad supervisory and administrative powers over such matters as licenses, standards of solvency, investments, reporting requirements relating to capital structure, ownership, financial condition and general business operations, special reporting and prior approval requirements with respect to certain transactions among affiliates, methods of accounting, form and content of the consolidated financial statements, reserves for unpaid loss and LAE, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings.

Competition

We compete in international markets with domestic and international reinsurance companies to acquire and manage reinsurance companies in run-off. The acquisition and management of reinsurance companies in run-off is highly competitive. Some of these competitors have greater financial resources than we do, have been operating for longer than we have and have established long-term and continuing business relationships throughout the reinsurance industry, which can be a significant competitive advantage. As a result, we may not be able to compete successfully in the future for suitable acquisition candidates or run-off portfolio management engagements.

Employees

As of December 31, 2010, we had 335 employees, 4 of whom were executive officers. All non-Bermudian employees who operate out of our Bermuda office are subject to approval of any required work permits. None of our employees are covered by collective bargaining agreements, and our management believes that our relationship with our employees is excellent.

Operating Segments and Geographic Areas

See Note 21 to our consolidated financial statements for the year ended December 31, 2010 included in Item 8 of this annual report for a discussion of segment reporting and geographic areas.

Available Information

We maintain a website with the address http://www.enstargroup.com. The information contained on our website is not included as a part of, or incorporated by reference into, this filing. We make available free of charge (other than an investor's own Internet access charges) on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports, as soon as reasonably practicable after the material is electronically filed with or otherwise furnished to the U.S. Securities and Exchange Commission, or the SEC. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are also available on the SEC's website at http://www.sec.gov. In addition, copies of our corporate governance guidelines, codes of business conduct and ethics and the governing charters for the audit and compensation committees of our board of directors are available free of charge on our website. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 1A. *RISK FACTORS*

You should carefully consider these risks along with the other information included in this document, including the matters addressed under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Cautionary Note Regarding Forward-Looking Statements," as well as risks included elsewhere in our documents filed with the SEC, before investing in any of our securities. We may amend, supplement or add to the risk factors described below from time to time in future reports filed with the SEC.

Risks Relating to Our Business

If we are unable to implement our business strategies, our business and financial condition may be adversely affected.

Our future results of operations will depend in significant part on the extent to which we can implement our business strategies successfully, including our ability to realize the anticipated growth opportunities, expanded market visibility and increased access to capital. Our business strategies include continuing to operate our portfolio of run-off insurance and reinsurance companies and related management engagements, as well as pursuing additional acquisitions and management engagements in the run-off segment of the insurance and reinsurance market. We may not be able to implement our strategies fully or realize the anticipated results of our strategies as a result of significant business, economic and competitive uncertainties, many of which are beyond our control.

The effects of emerging claims and coverage issues may result in increased provisions for loss reserves and reduced profitability in our insurance and reinsurance subsidiaries. Such adverse business issues may also reduce the level of incentive-based fees generated by our consulting operations. Adverse global economic conditions, such as rising interest rates and volatile foreign exchange rates, may cause widespread failure of our insurance and reinsurance subsidiaries' reinsurers to satisfy their obligations, as well as failure of companies to meet their obligations under debt instruments held by our subsidiaries. If the run-off industry becomes more attractive to investors, competition for runoff acquisitions and management and consultancy engagements may increase and, therefore, reduce our ability to continue to make profitable acquisitions or expand our consultancy operations. If we are unable to successfully implement our business strategies, we may not be able to achieve future growth in our earnings and our financial condition may suffer and, as a result, holders of our ordinary shares may receive lower returns.

We may require additional capital in the future that may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to manage the run-off of our assumed policies and to establish reserves at levels sufficient to cover losses. We may need to raise additional funds through financings in the future. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and, in any case, such securities may have rights, preferences and privileges that are senior to those of our already outstanding securities. If we cannot obtain adequate capital, our business, results of operations and financial condition could be adversely affected by, among other things, our inability to finance future acquisitions.

Our inability to successfully manage our portfolio of insurance and reinsurance companies in run-off may adversely impact our ability to grow our business and may result in losses.

We were founded to acquire and manage companies and portfolios of insurance and reinsurance in run-off. Our run-off business differs from the business of traditional insurance and reinsurance underwriting in that our insurance and reinsurance companies in run-off no longer underwrite new policies and are subject to the risk that their stated provisions for losses and loss adjustment expense, or LAE, will not be sufficient to cover future losses and the cost of run-off. Because our companies in run-off no longer collect underwriting premiums, our sources of capital to cover losses are limited to our stated reserves, reinsurance coverage and retained earnings. As of December 31, 2010, our gross reserves for losses and loss adjustment expense totaled $3.29 billion, and our reinsurance receivables totaled $961.4 million.

In order for us to achieve positive operating results, we must first price acquisitions on favorable terms relative to the risks posed by the acquired businesses and then successfully manage the acquired businesses. Our inability to price acquisitions on favorable terms, efficiently manage claims, collect from reinsurers and control run-off expenses could result in us having to cover losses sustained under assumed policies with retained earnings, which would materially and adversely impact our ability to grow our business and may result in material losses.

If our insurance and reinsurance subsidiaries' loss reserves are inadequate to cover their actual losses, our insurance and reinsurance subsidiaries' net income and capital and surplus would be reduced.

Our insurance and reinsurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses for both reported and unreported incurred claims. These reserves are only estimates of what our subsidiaries think the settlement and administration of claims will cost based on facts and circumstances known to the subsidiaries. Our commutation activity and claims settlement and development in recent years has resulted in net reductions in provisions for loss and loss adjustment expenses of $311.8 million, $259.6 million and $242.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. Although this recent experience indicates that our loss reserves have been more than adequate to meet our liabilities, because of the uncertainties that surround estimating loss reserves and loss adjustment expenses, our insurance and reinsurance subsidiaries cannot be certain that ultimate losses will not exceed these estimates of losses and loss adjustment expenses. If our subsidiaries' reserves are insufficient to cover their actual losses and loss adjustment expenses, our subsidiaries would have to augment their reserves and incur a charge to their earnings. These charges could be material and would reduce our net income and capital and surplus.

The difficulty in estimating the subsidiaries' reserves is increased because our subsidiaries' loss reserves include reserves for potential asbestos and environmental, or A&E, liabilities. At December 31, 2010, our insurance and reinsurance companies had recorded gross A&E loss reserves of $825.2 million, or 25.1% of the total gross loss reserves. Net A&E loss reserves at December 31, 2010 amounted to $736.2 million, or 26.6% of total net loss reserves. A&E liabilities are especially hard to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, the difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and the difficulty in properly allocating liability for the asbestos or environmental damage. Developed case law and adequate claim history do not always exist for such claims, especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing A&E claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of our subsidiaries' potential losses for these claims. Our subsidiaries have not made any changes in reserve estimates that might arise as a result of any proposed U.S. federal legislation related to asbestos. To further understand this risk, see "Business — Reserves for Unpaid Losses and Loss Adjustment Expense" on page 13.

Our insurance and reinsurance subsidiaries' reinsurers may not satisfy their obligations to our insurance and reinsurance subsidiaries.

Our insurance and reinsurance subsidiaries are subject to credit risk with respect to their reinsurers because the transfer of risk to a reinsurer does not relieve our subsidiaries of their liability to the insured. In addition, reinsurers may be unwilling to pay our subsidiaries even though they are able to do so. As of December 31, 2010, the balances receivable from reinsurers amounted to $961.4 million, of which $398.8 million were associated with two reinsurers which each represented 10% or more of total reinsurance balances receivable. The two reinsurers had credit ratings, as provided by a major rating agency, of AA- or higher. In addition, many reinsurance companies have been negatively impacted by the deteriorating financial and economic conditions, including unprecedented financial market disruption. A number of these companies, including some of those with which we conduct business, have been downgraded and/or have been placed on negative outlook by various rating agencies. The failure of one or more of our subsidiaries' reinsurers to honor their obligations in a timely fashion may affect our cash flows, reduce our net income or cause us to incur a significant loss. Disputes with our reinsurers may also result in unforeseen expenses relating to litigation or arbitration proceedings.

The value of our insurance and reinsurance subsidiaries' investment portfolios and the investment income that our insurance and reinsurance subsidiaries receive from these portfolios may decline as a result of market fluctuations and economic conditions.

We derive a significant portion of our income from our invested assets. The net investment income that our subsidiaries realize from investments in fixed maturity securities will generally increase or decrease with interest rates. The fair market value of our subsidiaries' fixed maturity securities generally increases or decreases in an inverse relationship with fluctuations in interest rates and can also decrease as a result of any downturn in the business cycle that causes the credit quality of those securities to deteriorate. The fair market value of our subsidiaries' fixed maturity securities classified as trading or available-for-sale in our subsidiaries' investment portfolios amounted to $2.13 billion at December 31, 2010. The changes in the market value of our subsidiaries' securities that are classified as trading or available-for-sale are reflected in our financial statements. Permanent impairments in the value of our subsidiaries' fixed maturity securities are also reflected in our financial statements. As a result, a decline in the value of the securities in our subsidiaries' investment portfolios may reduce our net income or cause us to incur a loss.

In addition to fixed maturity securities, we have invested, and may from time to time continue to invest, in private equities, equities and bond and hedge funds. These and other similar investments may be illiquid and have different risk characteristics than our investments in fixed maturity securities. As of December 31, 2010, we had an aggregate of $294.8 million of such investments. In 2010, the fair value of our private equity investments increased by $12.5 million due primarily to mark-to-market adjustments in the fair value of their underlying assets, which are primarily investments in financial institutions. For more information, see "Business — Investment Portfolio" on page 28.

Uncertain conditions in the economy generally may materially adversely affect our business and results of operations.

The recent severe downturn in the public debt and equity markets, reflecting uncertainties associated with the mortgage crisis, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, resulted in significant unrealized losses in our investment portfolio. While many governments, including the U.S. federal government, have taken substantial steps to stabilize economic conditions in an effort to increase liquidity and capital availability, there continues to be significant uncertainty regarding the timeline for global economic recovery. Depending on market conditions going forward, we could incur substantial realized and additional unrealized losses in future periods, which could have an adverse impact on our results of operations and financial condition. Disruptions, uncertainty and volatility in the global credit markets may also impact our ability to obtain financing for future acquisitions. If financing is available, it may only be available at an unattractive cost of capital, which would decrease our profitability.

Fluctuations in currency exchange rates may cause us to experience losses.

We maintain a portion of our investments, insurance liabilities and insurance assets denominated in currencies other than U.S. dollars. Consequently, we and our subsidiaries may experience foreign exchange losses. We publish our consolidated financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to convert other currencies, particularly Australian dollars, Euros, British pounds and other European currencies, into U.S. dollars will impact our reported consolidated financial condition, results of operations and cash flows from year to year. We recorded, for the year ended December 31, 2010, foreign currency translation adjustment gains of $22.4 million, net of noncontrolling interest of $9.6 million, upon conversion of Gordian's net Australian dollar assets to U.S. dollars due primarily to the increase in the Australian to U.S. dollar foreign exchange rate.

We have made, and expect to continue to make, strategic acquisitions of insurance and reinsurance companies in run-off, and these activities may not be financially beneficial to us or our shareholders.

We have pursued and, as part of our strategy, we will continue to pursue growth through acquisitions and/or strategic investments in insurance and reinsurance companies in run-off. We have made 30 acquisitions and several investments and we expect to continue to make such acquisitions and investments. We cannot be certain that any of these acquisitions or investments will be financially advantageous for us or our shareholders.

The negotiation of potential acquisitions or strategic investments, as well as the integration of an acquired business or portfolio, could result in a substantial diversion of management resources. Acquisitions could involve numerous additional risks such as potential losses from unanticipated litigation or levels of claims, an inability to generate sufficient revenue to offset acquisition costs and financial exposures in the event that the sellers of the entities we acquire are unable or unwilling to meet their indemnification, reinsurance and other obligations to us.

Our ability to manage our growth through acquisitions or strategic investments will depend, in part, on our success in addressing these risks. Any failure by us to effectively implement our acquisition or strategic investment strategies could have a material adverse effect on our business, financial condition or results of operations.

Our past and future acquisitions may expose us to operational risks such as cash flow shortages, challenges to recruit appropriate levels of personnel, financial exposures to foreign currencies, additional integration costs and management time and effort.

We have made 30 acquisitions of insurance and reinsurance businesses in run-off and entered into 15 acquisitions of portfolios of insurance and reinsurance businesses in run-off, and we may in the future make additional strategic acquisitions. These acquisitions may expose us to operational challenges and risks, including:

- funding cash flow shortages that may occur if anticipated revenues are not realized or are delayed, whether by general economic or market conditions or unforeseen internal difficulties;
- funding cash flow shortages that may occur if expenses are greater than anticipated;
- the value of assets being lower than expected or diminishing because of credit defaults or changes in interest rates, or liabilities assumed being greater than expected;
- integrating financial and operational reporting systems, including assurance of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and our Exchange Act reporting requirements;
- establishing satisfactory budgetary and other financial controls;
- funding increased capital needs and overhead expenses;
- obtaining management personnel required for expanded operations; and
- the assets and liabilities we may acquire may be subject to foreign currency exchange rate fluctuation.

Our failure to manage successfully these operational challenges and risks could have a material adverse effect on our business, financial condition or results of operations.

Fluctuations in the reinsurance industry may cause our operating results to fluctuate.

The reinsurance industry historically has been subject to significant fluctuations and uncertainties. Factors that affect the industry in general may also cause our operating results to fluctuate. The industry's profitability may be affected significantly by:

- fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may affect the ultimate payout of loss amounts and the costs of administering books of reinsurance business;
- volatile and unpredictable developments, such as those that have occurred recently in the world-wide financial and credit markets, which may adversely affect the recoverability of reinsurance from our reinsurers;
- changes in reserves resulting from different types of claims that may arise and the development of judicial interpretations relating to the scope of insurers' liability; and
- the overall level of economic activity and the competitive environment in the industry.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect the adequacy of our provision for losses and loss adjustment expenses by either extending coverage beyond the intent of insurance policies and reinsurance contracts envisioned at the time they were written, or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have acquired companies or portfolios of insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under these insurance or reinsurance contracts may not be known for many years after a contract has been issued. To further understand this risk, see "Business — Reserves for Unpaid Losses and Loss Adjustment Expense" on page 13.

Insurance laws and regulations restrict our ability to operate, and any failure to comply with these laws and regulations, or any investigations by government authorities, may have a material adverse effect on our business.

We are subject to extensive regulation under insurance laws of a number of jurisdictions, and compliance with legal and regulatory requirements is expensive. These laws limit the amount of dividends that can be paid to us by our insurance and reinsurance subsidiaries, prescribe solvency standards that they must meet and maintain, impose restrictions on the amount and type of investments that they can hold to meet solvency requirements and require them to maintain reserves. Failure to comply with these laws may subject our subsidiaries to fines and penalties and restrict them from conducting business. The application of these laws may affect our liquidity and ability to pay dividends on our ordinary shares and may restrict our ability to expand our business operations through acquisitions. At December 31, 2010, the required statutory capital and surplus of our insurance and reinsurance companies amounted to $377.0 million compared to the actual statutory capital and surplus of $2.01 billion. As of December 31, 2010, $85.3 million of our total investments of $2.43 billion were not admissible for statutory solvency purposes. To further understand this risk, see "Business — Regulation" beginning on page 32.

The insurance industry has experienced substantial volatility as a result of current investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, including the SEC concerning certain practices within the insurance industry. These practices include the sale and purchase of finite reinsurance or other non-traditional or loss mitigation insurance products and the accounting treatment for those products. Insurance and reinsurance companies that we have acquired, or may acquire in the future, may have been or may become involved in these investigations and have lawsuits filed against them. Our involvement in any investigations and related lawsuits would cause us to incur legal costs and, if we were found to have violated any laws, we could be required to pay fines and damages, perhaps in material amounts.

If we fail to comply with applicable insurance laws and regulations, we may be subject to disciplinary action, damages, penalties or restrictions that may have a material adverse effect on our business.

Our subsidiaries may not have maintained or be able to maintain all required licenses and approvals or that their businesses fully comply with the laws and regulations to which they are subject, or the relevant insurance regulatory authority's interpretation of those laws and regulations. In addition, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If our subsidiaries do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities may preclude or suspend our subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, or impose monetary penalties on them. These types of actions may have a material adverse effect on our business and may preclude us from making future acquisitions or obtaining future engagements to manage companies and portfolios in run-off.

Exit and finality opportunities provided by solvent schemes of arrangement may not continue to be available, which may result in the diversion of our resources to settle policyholder claims for a substantially longer run-off period and increase the associated costs of run-off of our insurance and reinsurance subsidiaries.

With respect to our U.K., Bermudian and Australian insurance and reinsurance subsidiaries, we are able to pursue strategies to achieve complete finality and conclude the run-off of a company by promoting solvent schemes of arrangement. Solvent schemes of arrangement have been a popular means of achieving financial certainty and finality for insurance and reinsurance companies incorporated or managed in the U.K., Bermuda and Australia, by making a one-time full and final settlement of an insurance and reinsurance company's liabilities to policyholders. A solvent scheme of arrangement is an arrangement between a company and its creditors or any class of them. For a solvent scheme of arrangement to become binding on the creditors, a meeting of each class of creditors must be called, with the permission of the local court, to consider and, if thought fit, approve the solvent scheme of arrangement. The requisite statutory majority of creditors of not less than 75% in value and 50% in number of those creditors actually attending the meeting, either in person or by proxy, must vote in favor of a solvent scheme of arrangement. Once the solvent scheme of arrangement has been approved by the statutory majority of voting creditors of the company, it requires the sanction of the local court at a hearing at which creditors may appear. The court must be satisfied that the scheme is fair.

In July 2005, the case of British Aviation Insurance Company, or BAIC, was the first solvent scheme of arrangement to fail to be sanctioned by the English High Court, following opposition by certain creditors. The primary reason for the failure of the BAIC arrangement was the failure to adequately provide for different classes of creditors to vote separately on the arrangement. However, since BAIC, approximately 42 solvent schemes of arrangement have been sanctioned, including one relating to one of our subsidiaries, such that the prevailing view is that the BAIC judgment was very fact-specific to the case in question, and solvent schemes generally should continue to be promoted and sanctioned as a viable means for achieving finality for our insurance and reinsurance subsidiaries Following the BAIC judgment, insurance and reinsurance companies must take more care in drafting a solvent scheme of arrangement to fit the circumstances of the company including the determination of the appropriate classes of creditors. This remains so after the January 2010 decision of the Inner House of the Scottish Court of Session in the Scottish Lion case to the effect that solvent schemes are to be considered on their individual merits following a full consideration of the relevant evidence, and that the existence of opposition to a scheme is not, without a full hearing of the evidence, fatal to an application for sanction. Should a solvent scheme of arrangement promoted by any of our insurance or reinsurance subsidiaries fail to receive the requisite approval by creditors or sanction by the court, we will have to run off these liabilities until expiry, which may result in the diversion of our resources to settle policyholder claims for a substantially longer run-off period and increase the associated costs of run-off, resulting potentially in a material adverse effect on our financial condition and results of operations.

We are dependent on our executive officers, directors and other key personnel and the loss of any of these individuals could adversely affect our business.

Our success substantially depends on our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe that there are only a limited number of available qualified personnel in the business in which we compete. We rely substantially upon the services of Dominic F. Silvester, our Chairman and Chief Executive Officer, Paul J. O'Shea and Nicholas A. Packer, our Executive Vice Presidents and Joint Chief Operating Officers, Richard J. Harris, our Chief Financial Officer, and our subsidiaries' executive officers and directors to identify and consummate the acquisition of insurance and reinsurance companies and portfolios in run-off on favorable terms and to implement our run-off strategy. Each of Messrs. Silvester, O'Shea, Packer and Harris has an employment agreement with us. The loss of the services of any of our management or other key personnel, or the loss of the services of or our relationships with any of our directors could have a material adverse effect on our business.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of permanent resident's certificates or holders of a working resident's certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a

Bermudian, holder of a permanent resident's certificate or holders of a working resident's certificate) is available who meets the minimum standard requirements for the advertised position. The Bermuda government's policy limits the duration of work permits to six years, with certain exemptions for key employees and job categories where there is a worldwide shortage of qualified employees. As a result, if we were to lose any of our key employees the work permit laws and policies may hinder our ability to replace them.

Conflicts of interest might prevent us from pursuing desirable investment and business opportunities.

Our directors and executive officers may have ownership interests or other involvement with entities that could compete against us, either in the pursuit of acquisition targets or in general business operations. On occasion, we have also participated in transactions in which one or more of our directors or executive officers had an interest. In particular, we have invested, and expect to continue to invest, in or with entities that are affiliates of or otherwise related to Mr. Flowers. The interests of our directors and executive officers in such transactions or such entities may result in a conflict of interest for those directors and officers. The independent members of our board of directors review any material transactions involving a conflict of interest and may take appropriate actions as may be deemed appropriate by them in the particular circumstances. We may not be able to pursue all advantageous transactions that we would otherwise pursue in the absence of a conflict should our board of directors be unable to determine that any such transaction is on terms as favorable as we could otherwise obtain in the absence of a conflict.

Our inability to successfully manage the companies and portfolios for which we have been engaged as a third-party manager may adversely impact our financial results and our ability to win future management engagements.

In addition to acquiring insurance and reinsurance companies in run-off, we have entered into several management agreements with third parties to manage their companies or portfolios of business in run-off. The terms of these management engagements typically include incentive payments to us based on our ability to successfully manage the run-off of these companies or portfolios. We may not be able to accomplish our objectives for these engagements as a result of unforeseen circumstances such as the length of time for claims to develop, the extent to which losses may exceed reserves, changes in the law that may require coverage of additional claims and losses, our ability to commute reinsurance policies on favorable terms and our ability to manage run-off expenses. If we are not successful in meeting our objectives for these management engagements, we may not receive incentive payments under our management agreements, which could adversely impact our financial results, and we may not win future engagements to provide these management services, which could slow the growth of our business. Consulting fees generated from management agreements amounted to $23.0 million, $16.1 million and $25.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

We are a holding company, and we are dependent on the ability of our subsidiaries to distribute funds to us.

We are a holding company and conduct substantially all of our operations through subsidiaries. Our only significant assets are the capital stock of our subsidiaries. As a holding company, we are dependent on distributions of funds from our subsidiaries to pay dividends, fund acquisitions or fulfill financial obligations in the normal course of our business. Our subsidiaries may not generate sufficient cash from operations to enable us to make dividend payments, acquire additional companies or insurance or reinsurance portfolios or fulfill other financial obligations. The ability of our insurance and reinsurance subsidiaries to make distributions to us is limited by applicable insurance laws and regulations, and the ability of all of our subsidiaries to make distributions to us may be restricted by, among other things, other applicable laws and regulations and the terms of our subsidiaries' bank loans.

Risks Relating to Ownership of Our Ordinary Shares

Our stock price may experience volatility, thereby causing a potential loss of value to our investors.

The market price for our ordinary shares may fluctuate substantially due to, among other things, the following factors:

- announcements with respect to an acquisition or investment;
- changes in the value of our assets;
- our quarterly and annual operating results;
- sales, or the possibility or perception of future sales, by our existing shareholders;
- changes in general conditions in the economy and the insurance industry;
- the financial markets; and
- adverse press or news announcements.

A few significant shareholders may influence or control the direction of our business. If the ownership of our ordinary shares continues to be highly concentrated, it may limit your ability and the ability of other shareholders to influence significant corporate decisions.

The interests of Messrs. Flowers, Silvester, Packer and O'Shea, Advisory Research, Inc., or Advisory, and Beck Mack & Oliver LLC, or Beck Mack, may not be fully aligned with your interests, and this may lead to a strategy that is not in your best interest. As of December 31, 2010, Messrs. Flowers, Silvester, Packer and O'Shea, Advisory and Beck Mack beneficially owned approximately 11.3%, 11.9%, 3.6%, 3.9%, 6.9% and 9.0%, respectively, of our outstanding ordinary shares. Although they do not act as a group, Advisory, Beck Mack and each of Messrs. Flowers, Silvester, Packer and O'Shea exercise significant influence over matters requiring shareholder approval, and their concentrated holdings may delay or deter possible changes in control of Enstar, which may reduce the market price of our ordinary shares. For further information on aspects of our bye-laws that may discourage changes of control of Enstar, see "— Some aspects of our corporate structure may discourage third-party takeovers and other transactions or prevent the removal of our board of directors and management" below.

Some aspects of our corporate structure may discourage third-party takeovers and other transactions or prevent the removal of our board of directors and management.

Some provisions of our bye-laws have the effect of making more difficult or discouraging unsolicited takeover bids from third parties or preventing the removal of our current board of directors and management. In particular, our bye-laws make it difficult for any U.S. shareholder or Direct Foreign Shareholder Group (a shareholder or group of commonly controlled shareholders of Enstar that are not U.S. persons) to own or control ordinary shares that constitute 9.5% or more of the voting power of all of our ordinary shares. The votes conferred by such shares will be reduced by whatever amount is necessary so that after any such reduction the votes conferred by such shares will constitute 9.5% of the total voting power of all ordinary shares entitled to vote generally. The primary purpose of this restriction is to reduce the likelihood that we will be deemed a "controlled foreign corporation" within the meaning of Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal tax purposes. However, this limit may also have the effect of deterring purchases of large blocks of our ordinary shares or proposals to acquire us, even if some or a majority of our shareholders might deem these purchases or acquisition proposals to be in their best interests. In addition, our bye-laws provide for a classified board, whose members may be removed by our shareholders only for cause by a majority vote, and contain restrictions on the ability of shareholders to nominate persons to serve as directors, submit resolutions to a shareholder vote and request special general meetings.

These bye-law provisions make it more difficult to acquire control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may encourage persons seeking to acquire control of us to negotiate with our directors, which we believe would generally best serve the interests of our shareholders. However, these provisions may have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, these bye-law provisions may prevent the removal of our current board of directors and management. To the extent these provisions discourage takeover attempts, they may deprive shareholders of opportunities to realize takeover premiums for their shares or may depress the market price of the shares.

The market value of our ordinary shares may decline if large numbers of shares are sold, including pursuant to existing registration rights.

We have entered into a registration rights agreement with Mr. Flowers and Mr. Silvester and certain other of our shareholders. This agreement provides that Mr. Flowers and Mr. Silvester may request that we effect a registration under the Securities Act of certain of their ordinary shares. In addition, they and the other shareholders party to the agreement have "piggyback" registration rights, which may result in their participation in an offering initiated by us. As of December 31, 2010, an aggregate of approximately 3.0 million ordinary shares held by Mr. Flowers and Mr. Silvester are subject to the agreement. By exercising their registration rights, these holders could cause a large number of ordinary shares to be registered and generally become freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Our ordinary shares have in the past been, and may from time to time continue to be, thinly traded, and significant sales, pursuant to the existing registration rights or otherwise, could adversely affect the market price for our ordinary shares and impair our ability to raise capital through offerings of our equity securities.

Because we are incorporated in Bermuda, it may be difficult for shareholders to serve process or enforce judgments against us or our directors and officers.

We are a Bermuda company. In addition, certain of our officers and directors reside in countries outside the United States. All or a substantial portion of our assets and the assets of these officers and directors are or may be located outside the United States. Investors may have difficulty effecting service of process within the United States on our directors and officers who reside outside the United States or recovering against us or these directors and officers on judgments of U.S. courts based on civil liabilities provisions of the U.S. federal securities laws even though we have appointed an agent in the United States to receive service of process.

Further, no claim may be brought in Bermuda against us or our directors and officers for violation of U.S. federal securities laws, as such laws do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We believe that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as our independent auditors, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or these persons predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts.

Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

Shareholders who own our ordinary shares may have more difficulty in protecting their interests than shareholders of a U.S. corporation.

The Bermuda Companies Act, or the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. As a result of these differences, shareholders who own our shares may have more difficulty protecting their interests than shareholders who own shares of a U.S. corporation. For example, class actions and derivative actions are generally not available to shareholders under Bermuda law. Under Bermuda law, only shareholders holding 5% or more of our outstanding ordinary shares or numbering 100 or more are entitled to propose a resolution at our general meeting.

We do not intend to pay cash dividends on our ordinary shares.

We do not intend to pay a cash dividend on our ordinary shares. Rather, we intend to use any retained earnings to fund the development and growth of our business. From time to time, our board of directors will review our alternatives with respect to our earnings and seek to maximize value for our shareholders. In the future, we may decide to commence a dividend program for the benefit of our shareholders. Any future determination to pay dividends will be at the discretion of our board of directors and will be limited by our position as a holding company that lacks direct operations, the results of operations of our subsidiaries, our financial condition, cash requirements and prospects and other factors that our board of directors deems relevant. In addition, there are significant regulatory and other constraints that could prevent us from paying dividends in any event. As a result, capital appreciation, if any, on our ordinary shares may be your sole source of gain for the foreseeable future.

Our board of directors may decline to register a transfer of our ordinary shares under certain circumstances.

Our board of directors may decline to register a transfer of ordinary shares under certain circumstances, including if it has reason to believe that any non-de minimis adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders may occur as a result of such transfer. Further, our bye-laws provide us with the option to repurchase, or to assign to a third party the right to purchase, the minimum number of shares necessary to eliminate any such non-de minimis adverse tax, regulatory or legal consequence. In addition, our board of directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained. The proposed transferor of any shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of such shares has been registered on our shareholders register.

It is our understanding that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. These restrictions on transfer may also have the effect of delaying, deferring or preventing a change in control.

Risks Relating to Taxation

We might incur unexpected U.S., U.K. or Australia tax liabilities if companies in our group that are incorporated outside those jurisdictions are determined to be carrying on a trade or business there.

We and a number of our subsidiaries are companies formed under the laws of Bermuda or other jurisdictions that do not impose income taxes; it is our contemplation that these companies will not incur substantial income tax liabilities from their operations. Because the operations of these companies generally involve, or relate to, the insurance or reinsurance of risks that arise in higher tax jurisdictions, such as the United States, United Kingdom and Australia, it is possible that the taxing authorities in those jurisdictions may assert that the activities of one or more of these companies creates a sufficient nexus in that jurisdiction to subject the company to income tax there. There are uncertainties in how the relevant rules apply to insurance businesses, and in our eligibility for favorable treatment under applicable tax treaties. Accordingly, it is possible that we could incur substantial unexpected tax liabilities.

U.S. persons who own our ordinary shares might become subject to adverse U.S. tax consequences as a result of "related person insurance income," or RPII, if any, of our non-U.S. insurance company subsidiaries.

If the RPII rules of the Code were to apply to us, a U.S. person who owns our ordinary shares directly or indirectly through foreign entities on the last day of the taxable year would be required to include in income for U.S. federal income tax purposes the shareholder's pro rata share of our non-U.S. subsidiaries' RPII for the entire taxable year, determined as if that RPII were distributed proportionately to the U.S. shareholders at that date regardless whether any actual distribution is made. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization would generally be treated as unrelated business taxable income. Although we and our subsidiaries intend to generally operate in a manner so as to qualify for certain exceptions to the RPII rules, there can be no assurance that these exceptions will be available. Accordingly, there can be no assurance that U.S. persons who own our ordinary shares will not be required to recognize gross income inclusions attributable to RPII.

In addition, the RPII rules provide that if a shareholder who is a U.S. person disposes of shares in a foreign insurance company that has RPII and in which U.S. persons collectively own 25% or more of the shares, any gain from the disposition will generally be treated as dividend income to the extent of the shareholder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not those earnings and profits are attributable to RPII). Such a shareholder would also be required to comply with certain reporting requirements, regardless of the amount of shares owned by the shareholder. These rules should not apply to dispositions of our ordinary shares because we will not be directly engaged in the insurance business. The RPII rules, however, have not been interpreted by the courts or the U.S. Internal Revenue Service, or the IRS, and regulations interpreting the RPII rules exist only in proposed form. Accordingly, there is no assurance that our views as to the inapplicability of these rules to a disposition of our ordinary shares will be accepted by the IRS or a court.

U.S. persons who own our ordinary shares would be subject to adverse tax consequences if we or one or more of our non-U.S. subsidiaries were considered a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes.

We believe that we and our non-U.S. subsidiaries will not be PFICs for U.S. federal income purposes for the current year. Moreover, we do not expect to conduct our activities in a manner that will cause us or any of our non-U.S. subsidiaries to become a PFIC in the future. However, there can be no assurance that the IRS will not challenge this position or that a court will not sustain such challenge. Accordingly, it is possible that we or one or more of our non-U.S. subsidiaries might be deemed a PFIC by the IRS or a court for the current year or any future year. If we or one or more of our non-U.S. subsidiaries were a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a substantial acceleration and/or increase in tax liability. There are currently no regulations regarding the application of the PFIC provisions of the Code to an insurance company, so the application of those provisions to insurance companies remains unclear in certain respects.

We may become subject to taxes in Bermuda after March 28, 2016.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given us and each of our Bermuda subsidiaries an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or our Bermuda subsidiaries or any of our or their respective operations, shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it could have a material adverse effect on our financial condition and results of operations. The Bermuda Minister of Finance announced, in November 2010, that the assurance will be extended to 2035, however, the required legislation for this has not yet been brought before the Bermuda legislature.

U.S. persons who own 10 percent or more of our shares may be subject to taxation under the "controlled foreign corporation," or CFC, rules.

A U.S. person that is a "10% U.S. Shareholder" of a non-U.S. corporation (i.e., a U.S. person who owns or is treated as owning at least 10% of the total combined voting power of all classes of stock entitled to vote of the non-U.S. corporation) that is a CFC for an uninterrupted period of 30 days or more during a taxable year, that owns shares in the CFC directly or indirectly through non-U.S. entities on the last day of the CFC's taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. "Subpart F income" of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income).

A non-U.S. corporation is considered a CFC if "10% U.S. Shareholders" own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (i.e., "constructively")) more than 50% of the total combined voting power of all classes of stock of that foreign corporation, or the total value of all stock of that foreign corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned directly, indirectly through non-U.S. entities or constructively by 10% U.S. Shareholders on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance (other than certain insurance or reinsurance related to same country risks written by certain insurance companies not applicable here) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks.

We believe that because of the dispersion of our share ownership, and provisions in our organizational documents that limit voting power, no U.S. Person (including our subsidiary Enstar USA, Inc., which owns certain of our non-voting shares) should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of all classes of our shares. However, the IRS could successfully challenge the effectiveness of these provisions in our organizational documents. Accordingly, no assurance can be given that a U.S. person who owns our shares will not be characterized as a 10% U.S. Shareholder.

Changes in U.S. federal income tax law could materially affect us or our shareholders.

Legislation has been proposed on various occasions to eliminate perceived tax advantages of insurance companies that have legal domiciles outside the United States but have certain U.S. connections. For example, proposed legislation was introduced in Congress in 2010 to limit the deductibility of reinsurance premiums paid by U.S. companies to non-U.S. affiliates, although no such provision was enacted. It is possible that similar legislation could be introduced in and enacted by the current Congress or future Congresses and enactment of some version of such legislation, or other changes in U.S. tax laws, regulations or interpretations thereof, could have an adverse impact on us or our shareholders.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable

ITEM 2. *PROPERTIES.*

We lease office space in the locations set forth below. We believe that this office space is sufficient for us to conduct our current operations for the foreseeable future.

Entity	Location	Square Feet	Lease Expiration
Enstar Limited	Hamilton, Bermuda	8,250	August 7, 2014
Enstar (EU) Limited	Guildford, England	22,712	August 15, 2016
Enstar (EU) Limited	London, England	12,453	March 24, 2016
Enstar (EU) Limited	London, England	2,192	March 24, 2011
Enstar (EU) Limited	London, England	3,822	September 26, 2015
River Thames Insurance Company	London, England	6,329	March 24, 2015
Enstar Australia Limited	Sydney, Australia	8,094	April 30, 2013
Enstar (US) Inc.	Tampa, FL	8,859	October 31, 2011
Enstar (US) Inc.	E Providence, RI	13,628	September 30, 2012
Enstar (US) Inc.	Warwick, RI	3,000	May 31, 2011
Enstar USA, Inc.	Montgomery, AL	2,500	December 31, 2012

We also own, through various of our subsidiaries, the following properties: 1) two apartments in Guildford, England; 2) a building in Norwich, England and 3) an apartment in New York, NY. In addition, we also lease two residential apartments in Bermuda with leases expiring in April 2011 and April 2012.

See Note 20 to our consolidated financial statements for further discussion of our lease commitments for real property.

ITEM 3. *LEGAL PROCEEDINGS*

We are, from time to time, involved in various legal proceedings in the ordinary course of business, including litigation regarding claims. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, results of operations or financial condition. Nevertheless, we cannot assure you that lawsuits, arbitrations or other litigation will not have a material adverse effect on our business, financial condition or results of operations. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will continue to be subject to litigation and arbitration proceedings in the ordinary course of business, including litigation generally related to the scope of coverage with respect to asbestos and environmental claims. There can be no assurance that any such future litigation will not have a material adverse effect on our business, financial condition or results of operations.

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market for the Registrant's Common Equity

Our ordinary shares trade on the Nasdaq Global Select Market under the ticker symbol ESGR.

	2010		2009	
	High	Low	High	Low
First Quarter	$74.87	$61.03	$76.63	$41.41
Second Quarter	$69.74	$54.03	$75.20	$50.11
Third Quarter	$76.29	$65.01	$64.41	$55.10
Fourth Quarter	$89.92	$70.26	$75.00	$58.03

On March 1, 2011 the number of holders of record of our ordinary shares was 2,266. This figure does not represent the actual number of beneficial owners of our ordinary shares because shares are frequently held in "street name" by securities dealers and others for the benefit of beneficial owners who may vote the shares.

We are a holding company and have no direct operations. Our ability to pay dividends or distributions depends almost exclusively on the ability of our subsidiaries to pay dividends to us. Under applicable law, our subsidiaries may not declare or pay a dividend if there are reasonable grounds for believing that they are, or would after the payment be, unable to pay their liabilities as they become due, or the realizable value of their assets would thereby be less than the aggregate of their liabilities and their issued share capital and share premium accounts. Additional restrictions apply to our insurance and reinsurance subsidiaries. We do not intend to pay a dividend on our ordinary shares. Rather, we intend to reinvest any earnings back into the company. For a further description of the restrictions on the ability of our subsidiaries to pay dividends, see "Risk Factors — Risks Relating to Ownership of Our Ordinary Shares — We do not intend to pay cash dividends on our ordinary shares" and "Business — Regulation" beginning on pages 57 and 32, respectively. We did not pay any dividends on our ordinary shares in 2010 or 2009.

On January 31, 2007, we completed the merger, or the Merger, of CWMS Subsidiary Corp., a Georgia corporation and our wholly-owned subsidiary, with and into The Enstar Group Inc., a Georgia corporation, or EGI. As a result of the Merger, EGI, renamed Enstar USA, Inc., is now our wholly-owned subsidiary. Prior to the completion of the Merger, EGI's common stock traded on the Nasdaq Global Select Market under the ticker symbol ESGR. Because our ordinary shares did not commence trading until after the Merger, the graph below reflects the cumulative shareholder return on the common stock of EGI, our predecessor, compared to the cumulative shareholder return of the NASDAQ Composite Index (the Nasdaq index for U.S. companies used in prior years was discontinued in 2006) and the Nasdaq Insurance Index, through January 31, 2007. Thereafter, the graph below reflects the same comparison for Enstar. The graph reflects the investment of $100.00 on December 31, 2005 (assuming the reinvestment of dividends) in EGI common stock, the NASDAQ Composite Index, and the Nasdaq Insurance Index).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Enstar Group Limited, the NASDAQ Composite Index
and the NASDAQ Insurance Index



$250
$200
$150
$100
$50
$0
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Enstar Group Limited
NASDAQ Composite
NASDAQ Insurance

Source: Research Data Group, Inc.

* $100 invested on 12/31/05 in stock or index, including reinvestment of dividends.

	12/05	12/06	12/07	12/08	12/09	12/10
Enstar Group Limited	100.00	144.75	189.93	91.75	113.29	131.22
NASDAQ Composite	100.00	111.74	124.67	73.77	107.12	125.93
NASDAQ Insurance	100.00	110.09	108.18	87.79	91.16	107.03

Issuer Purchases of Equity Securities

The table below lists our repurchases of ordinary shares during the fourth quarter of 2010.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 — October 31, 2010	800,000(1)	$70.00	—	—
November 1 — November 30, 2010	—	—	—	—
December 1 — December 31, 2010	—	—	—	—
Total	800,000	$70.00	—	—

(1) On October 1, 2010, we entered into the Repurchase Agreements with three of our executives and certain trusts and a corporation affiliated with the executives to repurchase an aggregate of 800,000 of our ordinary shares at a price of $70.00 per share. The repurchase transactions closed on October 14, 2010.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected historical financial information for each of the past five fiscal years has been derived from our audited historical financial statements. This information is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

Since our inception, we have made several acquisitions which impact the comparability between periods of the information reflected below. See "Business — Recent Transactions," beginning on page 6 for information about our acquisitions.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands of U.S. dollars, except share and per share data)				
Summary Consolidated Statements of Earnings Data:					
Consulting fees	$ 23,015	$ 16,104	$ 25,151	$ 31,918	$ 33,908
Net investment income and net realized and unrealized gains (losses)	113,043	85,608	24,946	64,336	48,001
Net reduction in ultimate loss and loss adjustment expense liabilities	311,834	259,627	242,104	24,482	31,927
Total other expenses	(242,865)	(184,331)	(194,837)	(67,904)	(49,838)
Share of earnings (loss) of partly owned companies	10,704	—	(201)	—	518
Net earnings from continuing operations	215,731	177,008	97,163	52,832	64,516
Extraordinary gain - Negative goodwill	—	—	50,280	15,683	35,367
Net earnings	$ 215,731	$ 177,008	$ 147,443	$ 68,515	$ 99,883
Less: Net earnings attributable to noncontrolling interests (including share of extraordinary gain of $nil, $nil, $15,084, $nil and $4,329)	(41,645)	(41,798)	(65,892)	(6,730)	(17,537)
Net earnings attributable to Enstar Group Limited	$ 174,086	$ 135,210	$ 81,551	$ 61,785	$ 82,346
Per Share Data(1)(2):					
Earnings per share before extraordinary gain attributable to Enstar Group Limited ordinary shareholders — basic	$ 12.91	$ 10.01	$ 3.67	$ 3.93	$ 5.21
Extraordinary gain per share attributable to Enstar Group Limited ordinary shareholders — basic	—	—	2.78	1.34	3.15
Net earnings per share attributable to Enstar Group Limited ordinary shareholders — basic	$ 12.91	$ 10.01	$ 6.45	$ 5.27	$ 8.36
Earnings per share before extraordinary gain attributable to Enstar Group Limited ordinary shareholders — diluted	$ 12.66	$ 9.84	$ 3.59	$ 3.84	$ 5.15
Extraordinary gain per share attributable to Enstar Group Limited ordinary shareholders — diluted	—	—	2.72	1.31	3.11
Net earnings per share attributable to Enstar Group Limited ordinary shareholders — diluted	$ 12.66	$ 9.84	$ 6.31	$ 5.15	$ 8.26
Weighted average shares outstanding — basic	13,489,221	13,514,207	12,638,333	11,731,908	9,857,914
Weighted average shares outstanding — diluted	13,751,256	13,744,661	12,921,475	12,009,683	9,966,960
Cash dividends paid per share	$ —	$ —	$ —	$ —	$ 2.92

	December 31,				
	2010	2009	2008	2007	2006
	(in thousands of U.S. dollars, except per share data)				
Summary Balance Sheet Data:					
Total investments	$2,429,106	$1,620,992	$1,278,055	$ 637,196	$ 747,529
Cash and cash equivalents	1,455,354	1,700,105	2,209,873	1,163,333	513,563
Reinsurance balances receivable	961,442	638,262	672,696	465,277	408,142
Total assets	5,235,904	4,170,842	4,358,151	2,417,143	1,774,252
Loss and loss adjustment expense liabilities	3,291,275	2,479,136	2,798,287	1,591,449	1,214,419
Loans payable	245,278	254,961	391,534	60,227	62,148
Total Enstar Group Limited shareholders' equity	948,421	801,881	615,209	450,599	318,610
Book Value per Share(3):					
Basic	$ 73.29	$ 59.05	$ 46.14	$ 37.80	$ 32.15
Diluted	$ 71.68	$ 58.06	$ 45.18	$ 36.92	$ 31.85

(1) Earnings per share is a measure based on net earnings divided by weighted average ordinary shares outstanding. Basic earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of shares and share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

(2) The weighted average ordinary shares outstanding shown for the years ended December 31, 2007 and 2006 reflect the conversion of Class A, B, C and D shares to ordinary shares on January 31, 2007, as part of the recapitalization completed in connection with the Merger, as if the conversion occurred on January 1, 2007 and 2006. As a result, both the book value per share and the earnings per share calculations for 2006, previously reported, have been amended to reflect this change.

(3) Basic book value per share is defined as total Enstar Group Limited shareholders' equity available to ordinary shareholders divided by the number of ordinary shares outstanding as at the end of the period, giving no effect to dilutive securities. Diluted book value per share is defined as total shareholders' equity available to ordinary shareholders divided by the number of ordinary shares and ordinary share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

Cautionary Statement Regarding Forward-Looking Statements

This annual report and the documents incorporated by reference contain statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities, plans and objectives of our management, as well as the markets for our ordinary shares and the insurance and reinsurance sectors in general. Statements that include words such as "estimate," "project," "plan," "intend," "expect," "anticipate," "believe," "would," "should," "could," "seek," and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise. All forward-looking statements are necessarily estimates or expectations, and not statements of historical fact, reflecting the best judgment of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference in this annual report.

Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include:

- risks associated with implementing our business strategies and initiatives;
- the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time;
- risks relating to the availability and collectability of our reinsurance;
- risks that we may require additional capital in the future, which may not be available or may be available only on unfavorable terms;
- changes and uncertainty in economic conditions, including interest rates, inflation, currency exchange rates, equity markets and credit conditions, which could affect our investment portfolio, our ability to finance future acquisitions and our profitability;
- losses due to foreign currency exchange rate fluctuations;
- tax, regulatory or legal restrictions or limitations applicable to us or the insurance and reinsurance business generally;
- increased competitive pressures, including the consolidation and increased globalization of reinsurance providers;
- emerging claim and coverage issues;
- lengthy and unpredictable litigation affecting assessment of losses and/or coverage issues;
- loss of key personnel;
- changes in our plans, strategies, objectives, expectations or intentions, which may happen at any time at management's discretion;
- operational risks, including system or human failures;
- the risk that ongoing or future industry regulatory developments will disrupt our business, or mandate changes in industry practices in ways that increase our costs, decrease our revenues or require us to alter aspects of the way we do business;
- changes in Bermuda law or regulation or the political stability of Bermuda;

- changes in tax laws or regulations applicable to us or our subsidiaries, or the risk that we or one of our non-U.S. subsidiaries become subject to significant, or significantly increased, income taxes in the United States or elsewhere; and

- changes in accounting policies or practices.

The factors listed above should not be construed as exhaustive. Certain of these factors are described in more detail in "Item 1A. Risk Factors" above. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the information contained in this discussion and analysis or included elsewhere in this annual report, including information with respect to our plans and strategy for its business, includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors," "Forward-Looking Statements" and elsewhere in this annual report.

Business Overview

We were formed in August 2001 under the laws of Bermuda to acquire and manage insurance and reinsurance companies in run-off and portfolios of insurance and reinsurance business in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry.

On January 31, 2007, we completed the merger, or the Merger, of CWMS Subsidiary Corp, a Georgia corporation and our wholly-owned subsidiary, with and into The Enstar Group, Inc., a Georgia corporation. As a result of the Merger, The Enstar Group, Inc., renamed Enstar USA, Inc., is now our wholly-owned subsidiary. The Enstar Group, Inc. owned an approximate 32% economic and a 50% voting interest in us prior to the Merger.

Since our formation, we, through our subsidiaries, have completed 30 acquisitions of insurance and reinsurance companies and 15 acquisitions of portfolios of insurance and reinsurance business and are now administering those businesses in run-off.

We operate our business internationally through our insurance and reinsurance subsidiaries and our consulting subsidiaries in Bermuda, the United Kingdom, the United States, Europe and Australia. We had a total of 335 employees as at December 31, 2010.

2010 summary:

- We completed the acquisitions of six companies and eight portfolios of insurance and reinsurance business;

- We repaid or paid down a number of our existing loan facilities and entered into two new bank loan facilities that remained outstanding as at December 31, 2010; and

- On October 1, 2010, we repurchased 800,000 shares at a price of $70.00 per share from three of our executives and certain trusts and a corporation affiliated with the executives. We issued promissory notes for the aggregate purchase price of $56.0 million, of which $37.3 million was outstanding at December 31, 2010, and is payable over approximately two years.

2010 results of operations:

- Net earnings attributable to Enstar Group Limited amounted to $174.1 million, or $12.91 per basic share and $12.66 per diluted share;

- Net investment income and net realized gains amounted to $113.0 million; and

- Net reduction in ultimate loss and loss adjustment expense liabilities amounted to $311.8 million.

2010 financial condition:

- Total cash and investments of $3.88 billion;
- Total assets of $5.24 billion;
- Reserves for losses and loss adjustment expenses of $3.29 billion and reinsurance recoverables of $961.4 million; and
- Total shareholders' equity attributable to Enstar Group Limited of $948.4 million; net book value per basic share of $73.29 and per diluted share of $71.68.

Outlook for 2011:

- In February 2011, we entered into RITC agreements with two Lloyd's syndicates with total gross insurance reserves of approximately $129.6 million;
- During 2010, we signed definitive agreements for the acquisitions of both Clarendon and Citilife Financial Limited for a total purchase price of approximately $240.2 million. These acquisitions are expected to close in the second and first quarter of 2011, respectively;
- On March 4, 2011, we, through our wholly-owned subsidiary, Clarendon Holdings, Inc., entered into a $106.5 million term facility agreement, or the Clarendon Facility, with a London-based bank, which will be available to be drawn to fund up to 50% of the purchase price of Clarendon;
- We expect our employee head count to increase by approximately 40 due primarily to the acquisition of Clarendon along with continued growth of our operations;
- We will continue to work with our regulators to facilitate the release of surplus capital from our regulated subsidiaries; and
- We will continue to source and complete, where appropriate, the acquisition of companies and portfolios of insurance and reinsurance business in run-off.

Financial Statement Overview

Consulting Fee Income

We generate consulting fees based on a combination of fixed and success-based fee arrangements. Consulting income will vary from period to period depending on the timing of completion of success-based fee arrangements. Success-based fees are recorded when targets related to overall project completion or profitability goals are achieved. Our consulting segment, in addition to providing services to third parties, also provides management services to the reinsurance segment based on agreed terms set out in management agreements between the parties. The fees charged by the consulting segment to the reinsurance segment are eliminated against the cost incurred by the reinsurance segment on consolidation.

Net Investment Income and Net Realized and Unrealized Gains/(Losses)

Our net investment income is principally derived from interest earned primarily on cash and investments offset by investment management fees paid. Our investment portfolio currently consists of the following: (1) fixed maturity investments that are classified as both available-for-sale and trading and are carried at fair value; (2) short-term investments that are classified as both available-for-sale and trading and are carried at fair value; (3) equities that are carried at fair value; and (4) other investments that are accounted for at estimated fair values determined by our proportionate share of the net asset value of the investee reduced by any impairment charges.

Our current investment strategy seeks to preserve principal and maintain liquidity while trying to maximize investment return through a high-quality, diversified portfolio. The volatility of claims and the effect they have on the amount of cash and investment balances, as well as the level of interest rates and other market factors, affect the return we are able to generate on our investment portfolio. When we make a new acquisition we will often restructure the acquired investment portfolio, which may generate one-time realized gains or losses.

Net Reduction in Ultimate Loss and Loss Adjustment Expense Liabilities

Our insurance-related earnings are comprised primarily of reductions, or potential increases, of net ultimate loss and loss adjustment expense liabilities. These liabilities are comprised of:

- outstanding loss or case reserves, or OLR, which represent management's best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers;
- reserves for losses incurred but not reported, or IBNR reserves, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management's experience and actuarial evaluation, less the portion that can be recovered from reinsurers; and
- reserves for unallocated loss adjustment expenses, which represent management's best estimate of the future costs to be incurred by us in managing the run-off of claims liabilities not specific, or allocated, to individual claims or policies.

Net ultimate loss and loss adjustment expense liabilities are reviewed by our management each quarter and by independent actuaries annually as of year end. Reserves reflect management's best estimate of the remaining unpaid portion of these liabilities. Prior period estimates of net ultimate loss and loss adjustment expense liabilities may change as our management considers the combined impact of commutations, policy buy-backs, settlement of losses on carried reserves and the trend of incurred loss development compared to prior forecasts.

Commutations provide an opportunity for us to exit exposures to entire policies with insureds and reinsureds at a discount to the previously estimated ultimate liability. To the extent possible, our internal and external actuaries eliminate all prior historical loss development that relates to commuted exposures and apply their actuarial methodologies to the remaining aggregate exposures and revised historical loss development information to reassess estimates of ultimate liabilities.

Policy buy-backs provide an opportunity for us to settle individual policies and losses usually at a discount to carried advised loss reserves. As part of our routine claims settlement operations, claims will settle at either below or above the carried advised loss reserve. The impact of policy buy-backs and the routine settlement of claims updates historical loss development information to which actuarial methodologies are applied, often resulting in revised estimates of ultimate liabilities. Our actuarial methodologies include industry benchmarking, which, under certain methodologies (discussed further under "— Critical Accounting Policies" below), compares the trend of our loss development to that of the industry. To the extent that the trend of our loss development compared to the industry changes in any period, it is likely to have an impact on the estimate of ultimate liabilities. Additionally, consolidated net reductions, or potential increases, in net ultimate loss and loss adjustment expense liabilities include reductions, or potential increases, in the provisions for future losses and loss adjustment expenses related to the current period's run-off activity. Net reductions in net ultimate loss and loss adjustment expense liabilities are reported as negative expenses by us in our reinsurance segment. The unallocated loss adjustment expenses paid by the reinsurance segment comprise management fees paid to the consulting segment and are eliminated on consolidation. The consulting segment costs in providing run-off services are classified as salaries and general and administrative expenses. For more information on how the reserves are calculated, see "— Critical Accounting Policies — Loss and Loss Adjustment Expenses" on page 72.

As our reinsurance subsidiaries are in run-off, our premium income is insignificant, consisting primarily of adjustment premiums triggered by loss payments.

Salaries and Benefits

We are a service-based company and, as such, employee salaries and benefits are our largest expense. We have experienced significant increases in our salaries and benefits expenses as we have grown our operations, and we expect that trend to continue if we are able to expand our operations successfully.

The Enstar Group Limited 2006 Equity Incentive Plan, or the Equity Incentive Plan, and the Enstar Group Limited 2006-2010 Annual Incentive Compensation Plan, or the Annual Incentive Plan, which are administered by the Compensation Committee of our board of directors, provide for the annual grant of bonus compensation to our officers and employees, including our senior executive officers. In February 2011, we adopted the Enstar Group Limited 2011-2015 Annual Incentive Compensation Program. Bonus awards for each calendar year from 2006 through 2010 were determined, and for calendar year 2011 will be determined, based on our consolidated net after-tax profits. The Compensation Committee determines the amount of bonus awards in any calendar year, based on a percentage of our consolidated net after-tax profits. The percentage is 15% unless the Compensation Committee exercises its discretion to change the percentage no later than 30 days after our year end. For the years ended December 31, 2010, 2009 and 2008 the percentage was left unchanged by the Compensation Committee. The Compensation Committee determines, in its sole discretion, the amount of bonus awards payable to each participant.

Bonus awards are payable in cash, ordinary shares or a combination of both. Ordinary shares issued in connection with a bonus award will be issued pursuant to the terms and subject to the conditions of the Equity Incentive Plan.

For information on the awards made under both the Annual and Equity Incentive plans for the years ended December 31, 2010, 2009 and 2008, see Note 14 to our consolidated financial statements for the year ended December 31, 2010, included in Item 8 of this annual report.

General and Administrative Expenses

General and administrative expenses include rent and rent-related costs, professional fees (legal, investment, audit and actuarial) and travel expenses. We have operations in multiple jurisdictions and our employees travel frequently in connection with the search for acquisition opportunities and in the general management of the business. While certain general and administrative expenses, such as professional fees, are incurred directly by the reinsurance segment, the remaining general and administrative expenses are incurred by the consulting segment. To the extent that such costs incurred by the consulting segment relate to the management of the reinsurance segment, they are recovered by the consulting segment through the management fees charged to the reinsurance segment.

Foreign Exchange Gain/(Loss)

Our reporting currency is U.S. dollars. Our functional currency is U.S. dollars for all of our subsidiaries with the exception of Gordian, whose functional currency is Australian dollars. Through our subsidiaries whose functional currency is the U.S. dollar, we hold a variety of foreign (non-U.S.) currency assets and liabilities, the principal exposures being Euros, British pounds and Australian dollars. At each balance sheet date, recorded balances that are denominated in a currency other than U.S. dollars are adjusted to reflect the current exchange rate. Revenue and expense items are translated into U.S. dollars at average rates of exchange for the applicable period. The resulting exchange gains or losses are included in our net income.

For Gordian, whose functional currency is Australian dollars, at each reporting period the balance sheet and income statement are translated at period end and average rates of exchange, respectively, with any foreign exchange gains or losses on translation recorded as a component of our accumulated other comprehensive income in the shareholders' equity section of our balance sheet.

We seek to manage our exposure to foreign currency exchange, where possible, by broadly matching our foreign currency assets against our foreign currency liabilities and to selectively use foreign currency exchange contracts. Subject to regulatory constraints, the net assets of our subsidiaries are maintained in U.S. dollars.

Income Tax/(Recovery)

Under current Bermuda law, we and our Bermuda subsidiaries are not required to pay taxes in Bermuda on either income or capital gains. These companies have received an undertaking from the Bermuda government that, in the event of income or capital gains taxes being imposed, they will be exempted from such taxes until the year 2016.

Income taxes have been provided, in accordance with the provisions of the Income Taxes topic of FASB ASC, on our operations in other jurisdictions which are subject to income tax. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. Such temporary differences are due primarily to the tax basis discount on unpaid losses and loss expenses, net operating loss carryforwards, and certain investments. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all, or some portion, of the benefits related to deferred tax assets will not be realized.

At each balance sheet date, we assess the need to establish a valuation allowance that reduces the net deferred tax asset when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. The valuation allowance is based on all available information including projections of future U.S. GAAP taxable income from each tax-paying component in each tax jurisdiction. Projections of future U.S. GAAP taxable income incorporate several assumptions of future business and operations that are likely to differ from actual experience. We also, in accordance with the Income Taxes topic of FASB ASC, record tax liabilities for unrecognized tax benefits related to uncertain tax positions.

Noncontrolling Interest

The acquisitions of Hillcot Re (formerly Toa-Re Insurance Company (UK) Limited) in March 2003 and of Brampton (formerly Aioi Insurance Company of Europe Limited) in March 2006 were effected through Hillcot, a Bermuda-based company in which we had a 50.1% economic interest until October 27, 2008. The results of operations of Hillcot were included in our consolidated statements of operations with the remaining 49.9% economic interest in the results of Hillcot reflected as a noncontrolling interest until October 27, 2008 when we acquired the 49.9% interest in Hillcot Re that we previously did not own. As a result, the noncontrolling interest in the earnings of Hillcot Re was recorded only through September 30, 2008. On November 2, 2010, we acquired the 49.9% of the shares of Hillcot that we did not previously own. At the time of acquisition, Hillcot owned 100% of the shares of Brampton. As a result, the noncontrolling interest in the earnings of Hillcot was recorded only through September 30, 2010.

During 2008, we completed the following acquisitions having a noncontrolling interest: 1) Guildhall, a U.K.-based insurance and reinsurance company in run-off; 2) Gordian, AMP Limited's Australian-based closed reinsurance and insurance operations; 3) EPIC, a Bermuda-based reinsurance company; 4) Goshawk, which owns Rosemont Reinsurance Limited, a Bermuda-based reinsurer in run-off; and 5) Unionamerica, a U.K.-based insurance and reinsurance company in run-off. We have a 70% economic interest in all of the above listed acquired subsidiaries with the exception of Goshawk, in which we have a 75% economic interest. The results of the operations of the acquired subsidiaries are included in our consolidated statements of earnings with the remaining noncontrolling interests' share of the economic interest of the respective subsidiaries reflected as a noncontrolling interest.

We own approximately 56.8% of Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd's Syndicate 2008, a syndicate approved by Lloyd's of London on December 16, 2007. We have committed to provide approximately 83.0% of the capital required by Lloyd's Syndicate 2008, which is authorized to undertake RITC transactions with Lloyd's syndicates in run-off.

During 2010, we completed the transfer of a specific portfolio of run-off business underwritten by Mitsui to our 50.1% owned subsidiary, Bosworth. The results of operations of Bosworth are included in our consolidated statements of earnings with the remaining noncontrolling interests' share of the economic interest of Bosworth reflected as a noncontrolling interest.

Negative Goodwill

Negative goodwill represents the excess of the fair value of businesses acquired by us over the cost of such businesses. In accordance with the Business Combinations topic of FASB ASC, or ASC 805, this amount is recognized upon the acquisition of the businesses as an extraordinary gain. The fair values of the reinsurance assets and liabilities acquired are derived from probability-weighted ranges of the associated projected cash flows, based on actuarially prepared information and our management's run-off strategy. Any amendment to the fair values resulting from changes in such information or strategy will be recognized when they occur. For more information on how the goodwill is determined, see "— Critical Accounting Policies — Goodwill" on page 83.

Critical Accounting Policies

Certain amounts in our consolidated financial statements require the use of best estimates and assumptions to determine reported values. These amounts could ultimately be materially different than what has been provided for in our consolidated financial statements. We consider the assessment of loss reserves and reinsurance recoverable to be the values requiring the most inherently subjective and complex estimates. In addition, the fair value measurement of our investments and the assessment of the possible impairment of goodwill involves certain estimates and assumptions. As such, the accounting policies for these amounts are of critical importance to our consolidated financial statements.

Loss and Loss Adjustment Expenses

The following table provides a breakdown of gross loss and loss adjustment expense reserves by type of exposure as of December 31, 2010 and 2009:

	2010			2009		
	OLR	IBNR	Total	OLR	IBNR	Total
	(in thousands of U.S. dollars)					
Asbestos	$ 221,567	$ 492,772	$ 714,339	$ 191,238	$ 470,113	$ 661,351
Environmental	62,592	48,281	110,873	46,252	43,369	89,621
All other	1,567,454	720,360	2,287,814	1,065,160	530,444	1,595,604
Total	$1,851,613	$1,261,413	$3,113,026	$1,302,650	$1,043,926	$2,346,576
Unallocated loss adjustment expenses			178,249			132,560
Total			$3,291,275			$2,479,136

The following table provides a breakdown of loss and loss adjustment expense reserves (net of reinsurance balances recoverable) by type of exposure as of December 31, 2010 and 2009:

	2010		2009	
	Total	% of Total	Total	% of Total
	(in thousands of U.S. dollars)			
Asbestos	$ 640,063	23.2%	$ 588,411	27.6%
Environmental	96,109	3.5	79,221	3.7
All other	1,851,414	66.9	1,331,216	62.5
Unallocated loss adjustment expenses	178,249	6.4	132,560	6.2
Total	$2,765,835	100%	$2,131,408	100%

Our "All other" exposure category consists of a mix of general casualty (approximately 40% of "All other" net reserves), marine and aviation (approximately 11% of "All other" net reserves), workers compensation/personal accident (approximately 16% of "All other" net reserves) and other miscellaneous exposures, which are generally long-tailed in nature.

As of December 31, 2010, the IBNR reserves (net of reinsurance balances receivable) accounted for $1,119.9 million, or 40.5%, of our total net loss reserves. The reserve for IBNR (net of reinsurance balance receivable) accounted for $953.1 million, or 44.7%, of our total net loss reserves at December 31, 2009.

Annual Loss and Loss Adjustment Reviews

Because a significant amount of time can lapse between the assumption of risk, the occurrence of a loss event, the reporting of the event to an insurance or reinsurance company and the ultimate payment of the claim on the loss event, the liability for unpaid losses and loss adjustment expenses is based largely upon estimates. Our management must use considerable judgment in the process of developing these estimates. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for IBNR reserves. Such reserves, including IBNR reserves, are estimated by management based upon loss reports received from ceding companies, supplemented by our own estimates of losses for which no ceding company loss reports have yet been received.

In establishing reserves, management also considers independent actuarial estimates of ultimate losses. Our independent actuaries employ generally accepted actuarial methodologies to estimate ultimate losses and loss adjustment expenses. A loss reserve study prepared by an independent actuary provides the basis of our reserves for losses and loss adjustment expenses.

Nearly all of our unpaid claims liabilities are considered to have a longtail claims payout. Gross loss reserves relate primarily to casualty exposures, including latent claims, of which approximately 25.1% relate to asbestos and environmental, or A&E, exposures.

Within the annual loss reserve studies produced by our external actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (for example, asbestos, environmental, casualty, property) and lines of business written (for example, marine, aviation, non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.

The ranges of gross loss and loss adjustment expense reserves implied by the various methodologies used by each of our insurance subsidiaries as of December 31, 2010 were:

	Low	Selected	High
	(in thousands of U.S. dollars)		
Asbestos	$ 612,272	$ 714,339	$ 784,486
Environmental	97,139	110,873	123,848
All other	2,087,565	2,287,814	2,578,426
Unallocated loss adjustment expenses	178,249	178,249	178,249
Total	$2,975,225	$3,291,275	$3,665,009

Latent Claims

Our loss reserves are related largely to casualty exposures including latent exposures relating primarily to A&E. In establishing the reserves for unpaid claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, reserves are established to cover loss development related to both known and unasserted claims.

The estimation of unpaid claim liabilities is subject to a high degree of uncertainty for a number of reasons. First, unpaid claim liabilities for property and casualty exposures in general are impacted by changes in the legal environment, jury awards, medical cost trends and general inflation. Moreover, for latent exposures in particular, developed case law and adequate claim history do not exist. There is significant coverage litigation related to these exposures, which creates further uncertainty in the estimation of the liabilities. As a result, for these types of exposures, it is especially unclear whether past claim experience will be representative of future claim experience.

Ultimate values for such claims cannot be estimated using reserving techniques that extrapolate losses to an ultimate basis using loss development factors, and the uncertainties surrounding the estimation of unpaid claim liabilities are not likely to be resolved in the near future. There can be no assurance that the reserves established by us will be adequate or will not be adversely affected by the development of other latent exposures.

Our asbestos claims are primarily products liability claims submitted by a variety of insureds who operated in different parts of the asbestos distribution chain. While most such claims arise from asbestos mining and primary asbestos manufacturers, we have also been receiving claims from tertiary defendants such as smaller manufacturers, and the industry has seen an emerging trend of non-products claims arising from premises exposures. Unlike products claims, primary policies generally do not contain aggregate policy limits for premises claims, which, accordingly, remain at the primary layer and, thus, rarely impact excess insurance policies. As the vast majority of our policies are excess policies, this trend has had only a marginal effect on our asbestos exposures thus far.

Asbestos reform efforts have been underway at both the federal and state level to address the cost and scope of asbestos claims to the American economy. While congressional efforts to create a federal trust fund that would replace the tort system for asbestos claims failed, several states, including Texas and Florida, have passed reforms based on "medical criteria" requiring certain levels of medically documented injury before a lawsuit can be filed, generally resulting in a drop of case filings in those states adopting this reform measure.

Asbestos claims primarily fall into two general categories: impaired and unimpaired bodily injury claims. Property damage claims represent only a small fraction of asbestos claims. Impaired claims primarily include individuals suffering from mesothelioma or a cancer such as lung cancer. Unimpaired claims include asbestosis and those whose lung regions contain pleural plaques.

Unlike traditional property and casualty insurers that either have large numbers of individual claims arising from personal lines such as auto, or small numbers of high value claims as in medical malpractice insurance lines, our primary exposures arise from A&E claims that do not follow a consistent pattern. For instance, we may encounter a small insured with one large environmental claim due to significant groundwater contamination, while a Fortune 500 company may submit numerous claims for relatively small values. Moreover, there is no set pattern for the life of an environmental or asbestos claim. Some of these claims may resolve within two years whereas others have remained unresolved for nearly two decades. Therefore, our open and closed claims data do not follow any identifiable or discernible pattern.

Furthermore, because of the reinsurance nature of the claims we manage, we focus on the activities at the reinsured level rather than at the individual claims level. The counterparties with whom we typically interact are generally insurers or large industrial concerns and not individual claimants. Claims do not follow any consistent pattern. They arise from many insureds or locations and in a broad range of circumstances. An insured may present one large claim or hundreds or thousands of small claims. Plaintiffs' counsel frequently aggregate thousands of claims within one lawsuit. The deductibles to which claims are subject vary from policy to policy and year to year. Often claims data is only available to reinsurers, such as us, on an aggregated basis. Accordingly, we have not found claim count information or average reserve amounts to be reliable indicators of exposure for our reserve estimation process or for management of our liabilities. We have found data accumulation and claims management more effective and meaningful at the reinsured level rather than at the underlying claim level. As a result, we have designed our reserving methodologies to be independent of claim count information. As the level of exposures to a reinsured can vary substantially, we focus on the aggregate exposures and pursue commutations and policy buy-backs with the larger reinsureds.

We employ approximately 27 full time equivalent employees, including a U.S. attorney, actuaries, and experienced claims-handlers, to directly administer our A&E liabilities. We have established a provision for future expenses of $47.3 million, which reflects the total anticipated costs to administer these claims to expiration.

Our future environmental loss development may be influenced by other factors including:

- Existence of currently undiscovered polluted sites eligible for clean-up under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and related legislation.

- Costs imposed due to joint and several liability if not all potentially reliable parties (PRPs) are capable of paying their share.
- Success of legal challenges to certain policy terms such as the "absolute" pollution exclusion.
- Potential future reforms and amendments to CERCLA, particularly as the resources of Superfund — the funding vehicle, established as part of CERCLA, to provide financing for cleanup of polluted sites where no PRP can be identified — become exhausted.

The influence of each of these factors is not easily quantifiable and, as with asbestos-related exposures, our historical environmental loss development is of limited value in determining future environmental loss development using traditional actuarial reserving techniques.

There have been recent positive developments concerning lead paint liability, an area previously viewed as an emerging trend in latent claim activity with the potential to adversely affect reserves. After a series of successful defense efforts by defendant lead pigment manufacturers in lead paint litigation, in 2005, a Rhode Island trial court ruled in favor of the government in a nuisance claim against the defendant manufacturers. Since the Rhode Island decision, other government entities have employed the same theory for recovery against these manufacturers. In 2008, the Rhode Island Supreme Court reversed the sole legal liability loss experienced by lead pigment manufacturers in lead paint litigation. The court rejected public nuisance as a viable theory of liability for use by the government against the defendants and thus invalidated the entire claim against the lead pigment manufacturers. Subsequent to the Rhode Island Supreme Court decision at least one other government entity, an Ohio municipality, voluntarily dropped its lead paint suit. Thereafter, the State of Ohio, voluntarily dismissed its pending action against lead pigment manufacturers. Other state supreme courts equally rejected the public nuisance theory of liability, whereas no highest state court has ever adopted this theory as an acceptable cause of action.

We believe that lead paint claims now pose a lower risk to adverse reserve adjustment than previously thought, as the only trial court decision against lead pigment manufacturers to date was reversed on the basis that public nuisance is an improper liability theory by which a plaintiff may seek recovery against the lead pigment manufacturers. Even if adverse rulings under alternative theories succeed or if other states ultimately permit recovery under a public nuisance theory, it is questionable whether insureds have coverage under their policies under which they seek indemnity. Insureds have yet to meet policy terms and conditions to establish coverage for lead paint public nuisance claims, as opposed to traditional bodily injury and property damage claims. Still, there is the potential for significant impact to excess insurers should plaintiffs prevail in successive nuisance claims pending in other jurisdictions and coverage is established.

Our independent, external actuaries use industry benchmarking methodologies to estimate appropriate IBNR reserves for our A&E exposures. These methods are based on comparisons of our loss experience on A&E exposures relative to industry loss experience on A&E exposures. Estimates of IBNR are derived separately for each of our relevant subsidiaries and, for some subsidiaries, separately for distinct portfolios of exposure. The discussion that follows describes, in greater detail, the primary actuarial methodologies used by our independent actuaries to estimate IBNR for A&E exposures.

In addition to the specific considerations for each method described below, many general factors are considered in the application of the methods and the interpretation of results for each portfolio of exposures. These factors include the mix of product types (e.g., primary insurance versus reinsurance of primary versus reinsurance of reinsurance), the average attachment point of coverages (e.g., first-dollar primary versus umbrella over primary versus high-excess), payment and reporting lags related to the international domicile of our subsidiaries, payment and reporting pattern acceleration due to large "wholesale" settlements (e.g., policy buy-backs and commutations) pursued by us, lists of individual risks remaining and general trends within the legal and tort environments.

1. *Paid Survival Ratio Method.* In this method, our expected annual average payment amount is multiplied by an expected future number of payment years to get an indicated reserve. Our historical calendar year payments are examined to determine an expected future annual average payment amount. This amount is multiplied by an expected number of future payment years to estimate a reserve. Trends in calendar year payment activity are considered when selecting an expected future annual average payment amount. Accepted industry benchmarks are

used in determining an expected number of future payment years. Each year, annual payments data is updated, trends in payments are re-evaluated and changes to benchmark future payment years are reviewed. This method has advantages of ease of application and simplicity of assumptions. A potential disadvantage of the method is that results could be misleading for portfolios of high excess exposures where significant payment activity has not yet begun.

2. *Paid Market Share Method.* In this method, our estimated market share is applied to the industry estimated unpaid losses. The ratio of our historical calendar year payments to industry historical calendar year payments is examined to estimate our market share. This ratio is then applied to the estimate of industry unpaid losses. Each year, calendar year payment data is updated (for both us and industry), estimates of industry unpaid losses are reviewed and the selection of our estimated market share is revisited. This method has the advantage that trends in calendar year market share can be incorporated into the selection of company share of remaining market payments. A potential disadvantage of this method is that it is particularly sensitive to assumptions regarding the time-lag between industry payments and our payments.

3. *Reserve-to-Paid Method.* In this method, the ratio of estimated industry reserves to industry paid-to-date losses is multiplied by our paid-to-date losses to estimate our reserves. Specific considerations in the application of this method include the completeness of our paid-to-date loss information, the potential acceleration or deceleration in our payments (relative to the industry) due to our claims handling practices, and the impact of large individual settlements. Each year, paid-to-date loss information is updated (for both us and the industry) and updates to industry estimated reserves are reviewed. This method has the advantage of relying purely on paid loss data and so is not influenced by subjectivity of case reserve loss estimates. A potential disadvantage is that the application to our portfolios which do not have complete inception-to-date paid loss history could produce misleading results. To address this potential disadvantage, a variation of the method is also considered by multiplying the ratio of estimated industry reserves to industry losses paid during a recent period of time (e.g., 5 years) times our paid losses during that period.

4. *IBNR:Case Ratio Method.* In this method, the ratio of estimated industry IBNR reserves to industry case reserves is multiplied by our case reserves to estimate our IBNR reserves. Specific considerations in the application of this method include the presence of policies reserved at policy limits, changes in overall industry case reserve adequacy and recent loss reporting history for us. Each year, our case reserves are updated, industry reserves are updated and the applicability of the industry IBNR:Case Ratio is reviewed. This method has the advantage that it incorporates the most recent estimates of amounts needed to settle open cases included in current case reserves. A potential disadvantage is that results could be misleading where our case reserve adequacy differs significantly from overall industry case reserve adequacy.

5. *Ultimate-to-Incurred Method.* In this method, the ratio of estimated industry ultimate losses to industry incurred-to-date losses is applied to our incurred-to-date losses to estimate our IBNR reserves. Specific considerations in the application of this method include the completeness of our incurred-to-date loss information, the potential acceleration or deceleration in our incurred losses (relative to the industry) due to our claims handling practices and the impact of large individual settlements. Each year incurred-to-date loss information is updated (for both us and the industry) and updates to industry estimated ultimate losses are reviewed. This method has the advantage that it incorporates both paid and case reserve information in projecting ultimate losses. A potential disadvantage is that results could be misleading where cumulative paid loss data is incomplete or where our case reserve adequacy differs significantly from overall industry case reserve adequacy.

Under the Paid Survival Ratio Method, the Paid Market Share Method and the Reserve-to-Paid Method, we first determine the estimated total reserve and then deduct the reported outstanding case reserves to arrive at an estimated IBNR reserve. The IBNR:Case Ratio Method first determines an estimated IBNR reserve which is then added to the advised outstanding case reserves to arrive at an estimated total loss reserve. The Ultimate-to-Incurred Method first determines an estimate of the ultimate losses to be paid and then deducts paid-to-date losses to arrive at an estimated total loss reserve and then deducts outstanding case reserves to arrive at the estimated IBNR reserve.

Within the annual loss reserve studies produced by our external actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (e.g., asbestos, environmental, casualty and property) and lines of business written (e.g., marine, aviation and non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations, and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.

As of December 31, 2010, we had 35 separate insurance and/or reinsurance subsidiaries whose reserves are categorized into approximately 276 reserve categories in total, including 40 distinct asbestos reserving categories and 27 distinct environmental reserving categories.

To the extent that data availability allows, the five methodologies described above are applied for each of the 40 asbestos reserving categories and each of the 27 environmental reserving categories. As is common in actuarial practice, no one methodology is exclusively or consistently relied upon when selecting a recorded reserve. Consistent reliance on a single methodology to select a recorded reserve would be inappropriate in light of the dynamic nature of both the A&E liabilities in general, and our actual exposure portfolios in particular.

In selecting a recorded reserve, management considers the range of results produced by the methods, and the strengths and weaknesses of the methods in relation to the data available and the specific characteristics of the portfolio under consideration. Trends in both our data and industry data are also considered in the reserve selection process. Recent trends or changes in the relevant tort and legal environments are also considered when assessing methodology results and selecting an appropriate recorded reserve amount for each portfolio.

The following key assumptions were used to estimate A&E reserves at December 31, 2010:

1. *$65 Billion Ultimate Industry Asbestos Losses* — This level of industry-wide losses and its comparison to industry-wide paid, incurred and outstanding case reserves is the base benchmarking assumption applied to Paid Market Share, Reserve-to-Paid, IBNR:Case Ratio and the Ultimate-to-Incurred asbestos reserving methodologies.

2. *$35 Billion Ultimate Industry Environmental Losses* — This level of industry-wide losses and its comparison to industry-wide paid, incurred and outstanding case reserves is the base benchmarking assumption applied to Paid Market Share, Reserve-to-Paid, IBNR:Case Ratio and the Ultimate-to-Incurred environmental reserving methodologies.

3. *Loss Reporting Lag* — Our subsidiaries assumed a mix of insurance and reinsurance exposures generally through the London market. As the available industry benchmark loss information, as supplied by our independent consulting actuaries, is compiled largely from U.S. direct insurance company experience, our loss reporting is expected to lag relative to available industry benchmark information. This time-lag used by each of our insurance subsidiaries varies from 1 to 5 years depending on the relative mix of domicile, percentages of product mix of insurance, reinsurance and retrocessional reinsurance, primary insurance, excess insurance, reinsurance of direct, and reinsurance of reinsurance within any given exposure category. Exposure portfolios written from a non-U.S. domicile are assumed to have a greater time-lag than portfolios written from a U.S. domicile. Portfolios with a larger proportion of reinsurance exposures are assumed to have a greater time-lag than portfolios with a larger proportion of insurance exposures.

The assumptions above as to Ultimate Industry Asbestos and Environmental losses have not changed from the immediately preceding period. For our company as a whole, the average selected lag for asbestos has increased slightly from 2.8 years to 2.9 years and the average selected lag for environmental has decreased slightly from 2.5 years to 2.4 years. The changes to the selected lags arose largely as a result of the acquisition of new portfolios of A&E exposures.

The following tables provide a summary of the impact of changes in industry ultimate losses, from the selected $65 billion for asbestos and $35 billion for environmental, and changes in the time-lag, from the selected averages of 2.9 years for asbestos and 2.4 years for environmental, for us behind industry development that it is assumed relates to our insurance and reinsurance companies. Please note that the table below demonstrates sensitivity to changes to key assumptions using methodologies selected for determining loss and allocated loss adjustment expenses, or ALAE, at December 31, 2010 and differs from the table on page 73, which demonstrates the range of outcomes produced by the various methodologies.

Sensitivity to Industry Asbestos Ultimate Loss Assumption	**Asbestos Loss Reserves**
	(in thousands of U.S. dollars)
Asbestos — $70 billion	$830,228
Asbestos — $65 billion (selected)	714,339
Asbestos — $60 billion	598,450

Sensitivity to Industry Environmental Ultimate Loss Assumption	**Environmental Loss Reserves**
	(in thousands of U.S. dollars)
Environmental — $40 billion	$170,227
Environmental — $35 billion (selected)	110,873
Environmental — $30 billion	51,519

Sensitivity to Time-Lag Assumption*	**Asbestos Loss Reserves**	**Environmental Loss Reserves**
	(in thousands of U.S. dollars)	
Selected average of 2.9 years asbestos, 2.4 years environmental	$714,339	$110,873
Increase all portfolio lags by six months	787,964	114,922
Decrease all portfolio lags by six months	630,826	106,046

* Using $65 billion/$35 billion Asbestos/Environmental Industry Ultimate Loss assumptions.

Industry publications have, since 2001, indicated that the range of ultimate industry losses is estimated to be between approximately $55 billion and $65 billion for asbestos losses. One commonly-referenced benchmark estimate has recently increased its estimate of ultimate industry asbestos losses from $65 billion to $75 billion. One of the reasons cited for the increase in estimated industry ultimate asbestos losses is a shift of losses away from products liability claims to non-products claims. In considering the impact of this issue, it is important to understand how asbestos claims attach to policies issued by the insurance industry in general and the policies issued by the companies owned by us in particular.

Historically, asbestos claims have been presented as "products liability" claims brought against manufacturers and distributors of asbestos-containing products. For a given manufacturer, distributor, or other entity involved in asbestos litigation, multiple claims are filed by numerous individuals. There is typically an allocation of the settlement costs for asbestos claims over time based on exposure to asbestos by the injured claimants. Many asbestos claims will aggregate within each individual policy period to exhaust the annual aggregate policy limits which exist within policies sold to cover products liability claims.

Beginning in the mid-1990's, a trend began to emerge whereby certain policyholders began to assert that their asbestos claims should not fall within the "products liability" section of their policies and, therefore, should not be subject to the aggregate limits of products liability claims. Instead, the policyholder would assert that each individual bodily injury claim should be treated as a separate occurrence under the "premises/operations" section of their policies. Under such presentation, individual claim or occurrence limits apply separately to each claim and there is no aggregate limit for the amount of "premises" or "non-products" claims within a particular policy.

Our exposure to asbestos losses arises largely from direct excess policies and assumed reinsurance policies written through the London market. With respect to direct excess policies, our companies typically participated on policies whereby liability would only attach in excess of primary and umbrella policy limits. As non-products asbestos losses are not aggregated and are generally confined to the limits of the primary and other lower layer insurance policies, we believe we have very little exposure to non-products asbestos losses through direct insurance policies issued by our owned subsidiary companies. To date, we have seen no material reporting of non-products asbestos claims on direct insurance policies. The trend of asbestos losses shifting from products to non-products is not a new phenomenon. As our insurance entities have not received any material reporting of non-products claims to date and their direct insurance exposures are generally in excess of the layers of insurance impacted by non-products asbestos losses, we do not expect any material future liability in respect of non-products asbestos claims.

Losses with respect to assumed reinsurance exposures to non-products asbestos claims are unlikely to be aggregated and are generally confined to the limits of the primary and other lower layer insurance policies. There is limited ability for such claims to exceed retained levels. Our assumed reinsurance portfolio with respect to asbestos exposures is largely excess of loss in nature and, therefore, not especially subject to non-products asbestos liabilities. To date, we have seen no material reporting of non-products asbestos claims on assumed reinsurance policies.

As stated above, the trend of asbestos losses shifting from products to non-products is not a new phenomenon. As our assumed reinsurance entities have not received any material reporting of non-products claims to date and their assumed reinsurance exposures generally cover layers of insurance not impacted by non-products asbestos losses, management does not expect any material future liability in respect of non-products asbestos claims.

Other reasons cited for the increase in estimated industry ultimate asbestos losses include the ongoing uncertainty surrounding insurance coverage of asbestos claims and the ongoing reporting of significant numbers and values of malignant mesothelioma claims. As we do not view these issues as new information any impact has already been factored into our actuarial reserving methodologies with no need for any change in assumptions.

Furthermore, in recent years, the overall asbestos loss development trend within our portfolio has been favorable. Our asbestos exposures are reviewed by independent actuaries on an annual basis as part of the overall annual loss reserve review. Actual loss reporting for asbestos claims in recent years has been below actuarial estimated expectations.

Having considered the recent increase in one commonly-referenced benchmark estimate of ultimate net asbestos losses in the context of our portfolio of loss exposures and actual asbestos loss reporting in recent years for us in particular, as well as for the insurance industry generally, we believe there is no need to increase the $65 billion asbestos ultimate industry loss assumption.

Guidance from industry publications is more varied in respect of estimates of ultimate industry environmental losses. Consistent with an industry published estimate, we believe the reasonable range for ultimate industry environmental losses is between $30 billion and $40 billion. We have selected the midpoint of this range as the basis for our environmental loss reserving based on advice supplied by our independent consulting actuaries. Another industry publication has recently reduced its estimate of ultimate industry environmental losses from $56 billion to $42 billion. Based on our own loss experience, including successful settlement activity by us, the decline in new claims notified in recent years, improvements in environmental clean-up technology and the reduced industry estimate, we believe that $35 billion remains a reasonable basis for inclusion in our methodologies for reserving for environmental losses.

Our current estimate of the time lag that relates to our insurance and reinsurance subsidiaries compared to the industry is considered reasonable given the analysis performed by our internal and external actuaries to date.

Over time, additional information regarding such exposure characteristics may be developed for any given portfolio. This additional information could cause a shift in the lag assumed.

Non-Latent Claims

For non-latent loss exposure, a range of traditional loss development extrapolation techniques is applied. Incremental paid and incurred loss development methodologies are the most commonly used methods. Traditional cumulative paid and incurred loss development methods are used where inception-to-date, cumulative paid and reported incurred loss development history is available.

These methods assume that cohorts, or groups, of losses from similar exposures will increase over time in a predictable manner. Historical paid and incurred loss development experience is examined for earlier accident years to make inferences about how later accident years' losses will develop. Where company-specific loss information is not available or not reliable, industry loss development information published by industry sources such as the Reinsurance Association of America is considered. These methods calculate an estimate of ultimate losses and then deduct paid-to-date losses to arrive at an estimated total loss reserve. Outstanding losses are then deducted from estimated total loss reserves to calculate the estimated IBNR reserve. Management does not expect changes in underlying reserving assumptions to have a material impact on net loss and loss adjustment expense reserves as they are primarily sensitive to changes due to loss development.

Quarterly Reserve Reviews

In addition to an in-depth annual review, we also perform quarterly reserve reviews. This is done by examining quarterly paid and incurred loss development to determine whether it is consistent with reserves established during the preceding annual reserve review and with expected development. Loss development is reviewed separately for each major exposure type (e.g., asbestos, environmental, etc.), for each of our relevant subsidiaries, and for large "wholesale" commutation settlements versus "routine" paid and advised losses. This process is undertaken to determine whether loss development experience during a quarter warrants any change to held reserves.

Loss development is examined separately by exposure type because different exposures develop differently over time. For example, the expected reporting and payout of losses for a given amount of asbestos reserves can be expected to take place over a different time frame and in a different quarterly pattern from the same amount of environmental reserves.

In addition, loss development is examined separately for each of our relevant subsidiaries. Companies can differ in their exposure profile due to the mix of insurance versus reinsurance, the mix of primary versus excess insurance, the underwriting years of participation and other criteria. These differing profiles lead to different expectations for quarterly and annual loss development by company.

Our quarterly paid and incurred loss development is often driven by large, "wholesale" settlements — such as commutations and policy buy-backs — which settle many individual claims in a single transaction. This allows for monitoring of the potential profitability of large settlements which, in turn, can provide information about the adequacy of reserves on remaining exposures which have not yet been settled. For example, if it were found that large settlements were consistently leading to large negative, or favorable, incurred losses upon settlement, it might be an indication that reserves on remaining exposures are redundant. Conversely, if it were found that large settlements were consistently leading to large positive, or adverse, incurred losses upon settlement, it might be an indication — particularly if the size of the losses were increasing — that certain loss reserves on remaining exposures are deficient. Moreover, removing the loss development resulting from large settlements allows for a review of loss development related only to those contracts which remain exposed to losses. Were this not done, it is possible that savings on large wholesale settlements could mask significant underlying development on remaining exposures.

Once the data has been analyzed as described above, an in-depth review is performed on classes of exposure with significant loss development. Discussions are held with appropriate personnel, including individual company managers, claims handlers and attorneys, to better understand the causes. If it were determined that development differs significantly from expectations, reserves would be adjusted.

Quarterly loss development is expected to be fairly erratic for the types of exposure insured and reinsured by us. Several quarters of low incurred loss development can be followed by spikes of relatively large incurred losses. This is characteristic of latent claims and other insurance losses which are reported and settled many years after the inception of the policy. Given the high degree of statistical uncertainty, and potential volatility, it would be unusual to adjust reserves on the basis of one, or even several, quarters of loss development activity. As a result, unless the incurred loss activity in any one quarter is of such significance that management is able to quantify the impact on the ultimate liability for loss and loss adjustment expenses, reductions or increases in loss and loss adjustment expense liabilities are carried out in the fourth quarter based on the annual reserve review described above.

As described above, our management regularly reviews and updates reserve estimates using the most current information available and employing various actuarial methods. Adjustments resulting from changes in our estimates are recorded in the period when such adjustments are determined. The ultimate liability for loss and loss adjustment expenses is likely to differ from the original estimate due to a number of factors, primarily consisting of the overall claims activity occurring during any period, including the completion of commutations of assumed liabilities and ceded reinsurance receivables, policy buy-backs and general incurred claims activity.

Reinsurance Balances Receivable

Our acquired reinsurance subsidiaries, prior to acquisition by us, used retrocessional agreements to reduce their exposure to the risk of insurance and reinsurance they assumed. Loss reserves represent total gross losses, and reinsurance receivables represent anticipated recoveries of a portion of those unpaid losses as well as amounts receivable from reinsurers with respect to claims that have already been paid. While reinsurance arrangements are designed to limit losses and to permit recovery of a portion of direct unpaid losses, reinsurance does not relieve us of our liabilities to our insureds or reinsureds. Therefore, we evaluate and monitor concentration of credit risk among our reinsurers, including companies that are insolvent, in run-off or facing financial difficulties. Provisions are made for amounts considered potentially uncollectible.

At December 31, 2010 and 2009, the provision for uncollectible reinsurance relating to losses recoverable was $381.4 million and $397.6 million, respectively. To estimate the provision for uncollectible reinsurance recoverable, the reinsurance recoverable is first allocated to applicable reinsurers. This determination is based on a detailed process rather than an estimate, although an element of judgment is applied. As part of this process, ceded IBNR is allocated by reinsurer.

We use a detailed analysis to estimate uncollectible reinsurance. The primary components of the analysis are reinsurance recoverable balances by reinsurer and bad debt provisions applied to these balances to determine the portion of a reinsurer's balance deemed to be uncollectible. These provisions require considerable judgment and are determined using the current rating, or rating equivalent, of each reinsurer (in order to determine its ability to settle the reinsurance balances) as well as other key considerations and assumptions, such as claims and coverage issues.

See Note 8 to our consolidated financial statements for an analysis of reinsurance recoverables.

Provisions for Unallocated Loss Adjustment Expense Liabilities

Provisions for unallocated loss adjustment expense liabilities are estimated by management by determining the future annual costs to be incurred by us, comprising staff costs, consultancy and professional fees and overheads, in managing the run-off of claims liabilities for each of our insurance and reinsurance entities. The provision is reviewed quarterly and reduced in accordance with the related costs incurred each period.

Fair Value Measurements

The following is a summary of valuation techniques or models we use to measure fair value by asset and liability classes, which have not changed significantly since December 31, 2009.

Fixed Maturity Investments

Our fixed maturity portfolio is managed by our Chief Investment Officer and our outside investment advisors. We use inputs from nationally recognized pricing services, including pricing vendors, index providers and broker-dealers to estimate fair value measurements for all of our fixed maturity investments. These pricing services include FT Interactive Data, Barclays Capital Aggregate Index (formerly Lehman Index), Reuters Pricing Service and others.

In general, the independent pricing services use observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmark curves, benchmarking of like securities, non-binding broker-dealer quotes, reported trades and sector groupings to determine the fair value. In addition, pricing services use valuation models, such as an Option Adjusted Spread model, to develop prepayment and interest rate scenarios. The Option Adjusted Spread model is commonly used to estimate fair value for securities such as mortgage-backed and asset-backed securities.

With the exception of two securities held within our trading portfolio, the fair value estimates of our fixed maturity investments are based on observable market data. We have therefore included these as Level 2 investments within the fair value hierarchy. The two securities in our trading portfolio that do not have observable inputs have been included as Level 3 investments within the fair value hierarchy.

To validate the techniques or models used by the pricing services, we compare the fair value estimates to our knowledge of the current market and will challenge any prices deemed not to be representative of fair value.

As of December 31, 2010, there were no material differences between the prices obtained from the pricing services and the fair value estimates developed by us.

In evaluating credit losses, we consider a variety of factors in the assessment of a fixed maturity investment including: (1) the time period during which there has been a significant decline below cost; (2) the extent of the decline below cost and par; (3) the potential for the fixed maturity investment to recover in value; (4) an analysis of the financial condition of the issuer; (5) the rating of the issuer; and (6) failure of the issuer of the fixed maturity investment to make scheduled interest or principal payments.

Based on the factors described above, we determined that, as of December 31, 2010, no credit losses existed.

Equity Securities

Our equity securities are managed by two external advisors. Through these third parties, we use nationally recognized pricing services, including pricing vendors, index providers and broker-dealers to estimate fair value measurements for all of our equity securities. These pricing services include FT Interactive Data and others.

We have categorized all of our investments in common stock as Level 1 investments because the fair values of these securities are based on quoted prices in active markets for identical assets or liabilities. We have categorized all of our investments in preferred stock as Level 2 (except one which was categorized as Level 3) because their fair value estimates are based on observable market data.

Other Investments

For our investments in private equities, we measure fair value by obtaining the most recently published net asset value as advised by the external fund manager or third-party administrator. The use of net asset value as an estimate of the fair value for investments in certain entities that calculate net asset value is a permitted practical expedient. Our private equity investments are mainly in the financial services industry. The fund advisors continue to evaluate the overall market environment, as well as specific areas in the financial services sector, in order to identify segments that they believe will offer the most attractive investment opportunities. The financial statements of each fund generally are audited annually under U.S. GAAP, using fair value measurement for the underlying investments. For all publicly-traded companies within the funds, we have valued those investments based on the latest share price. The value of Affirmative Investment LLC (in which we own a non-voting 7% membership interest) is based on the market value of the shares of Affirmative Insurance Holdings, Inc., a publicly-traded company.

All of our investments in private equities are subject to restrictions on redemptions and sales that are determined by the governing documents and limit our ability to liquidate those investments in the short term. The capital commitments are discussed in detail in Note 20 to the consolidated financial statements.

We have classified our private equities as Level 3 investments because they reflect our own judgment about the assumptions that market participants might use.

For our investment in the hedge fund, we measure fair value by obtaining the most recently published net asset value as advised by the external fund manager or third-party administrator. The use of net asset value as an estimate of the fair value for investments in certain entities that calculate net asset value is a permitted practical expedient. The adviser of the fund intends to seek attractive risk-adjusted total returns for the fund's investors by acquiring, originating, and actively managing a diversified portfolio of debt securities, with a focus on various forms of asset-backed securities and loans. The fund will focus on investments that the adviser believes to be fundamentally undervalued with current market prices that are believed to be compelling relative to intrinsic value. The units of account that are valued by us are our interests in the fund and not the underlying holdings of the fund. Thus, the inputs used to value our investments in the fund may differ from the inputs used to value the underlying holdings of the fund. The hedge fund is not currently eligible for redemption due to imposed lock-up periods of three years from the time of the initial investment. Once eligible, redemptions will be permitted quarterly with 90 days notice. There are no unfunded capital commitments in relation to the hedge fund. The investment in the fund is classified as Level 3 in the fair value hierarchy.

The bond funds have been classified as Level 2 investments because their fair value is estimated using the net asset value reported by Bloomberg and they have daily liquidity.

For the year ended December 31, 2010, the share of net earnings on our other investments was $21.4 million as compared to $5.2 million for the year-ended December 31, 2009. Any unrealized losses or gains on our other investments are included as part of our net investment income.

The following table summarizes all of our financial assets and liabilities recorded at fair value at December 31, 2010, by hierarchy established by the Fair Value Measurement and Disclosure topic of FASB ASC:

	December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(in thousands of U.S. dollars)			
U.S. government and agency	$ —	$ 227,803	$ —	$ 227,803
Non-U.S. government	—	386,866	—	386,866
Corporate	—	1,346,854	530	1,347,384
Municipal	—	2,297	—	2,297
Residential mortgage-backed	—	102,506	—	102,506
Commercial mortgage-backed	—	37,927	914	38,841
Asset backed	—	28,613	—	28,613
Equities	56,369	138	3,575	60,082
Other investments	—	102,279	132,435	234,714
Total investments	$56,369	$2,235,283	$137,454	$2,429,106
As a percentage of total assets	1.1%	42.7%	2.6%	46.4%

Goodwill

We follow the provisions of the Intangibles — Goodwill and Other topic of FASB ASC, which requires that recorded goodwill be assessed for impairment on at least an annual basis. In determining goodwill, we must determine the fair value of the assets of an acquired company. The determination of fair value necessarily involves many assumptions. Fair values of reinsurance assets and liabilities acquired are derived from probability-weighted ranges of the associated projected cash flows, based on actuarially prepared information and our management run-off strategy. Fair value adjustments are based on the estimated timing of loss and loss adjustment expense payments and an assumed interest rate, and are amortized over the estimated payout period, as adjusted for accelerations on commutation settlements, using the constant yield method option. Interest rates used to determine the fair value of gross loss reserves are based upon risk free rates applicable to the average duration of the loss reserves. Interest rates used to determine the fair value of reinsurance receivables are increased to reflect the credit risk associated with the reinsurers from which the receivables are, or will become, due. If the assumptions made in initially valuing the assets change significantly in the future, we may be required to record impairment charges which could have a material impact on our financial condition and results of operations.

ASC 805 also requires that negative goodwill be recorded in earnings. During 2008, we took negative goodwill into earnings upon the completion of the acquisition of certain companies and presented it as an extraordinary gain.

ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the acquirer to recognize acquisition-related costs separately from the acquisition, recognize assets acquired and liabilities assumed arising from contractual contingencies at their acquisition-date fair values and recognize goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for calendar year-end companies).

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a discussion of new accounting standards we have adopted as well as standards not yet adopted.

Results of Operations

The following table sets forth our selected consolidated statements of earnings data for each of the periods indicated.

	Years Ended December 31,		
	2010	2009	2008
	(in thousands of U.S. dollars)		
INCOME			
Consulting fees	$ 23,015	$ 16,104	$ 25,151
Net investment income	99,906	81,371	26,601
Net realized and unrealized gains (losses)	13,137	4,237	(1,655)
	136,058	101,712	50,097
EXPENSES			
Net reduction in ultimate loss and loss adjustment expense liabilities:			
Reduction in estimates of net ultimate losses	(278,065)	(274,825)	(161,437)
Reduction in provisions for bad debt	(49,556)	(11,718)	(36,136)
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	(39,651)	(50,412)	(69,056)
Amortization of fair value adjustments	55,438	77,328	24,525
	(311,834)	(259,627)	(242,104)
Salaries and benefits	86,677	68,454	56,270
General and administrative expenses	59,201	46,902	53,357
Interest expense	10,253	17,583	23,370
Net foreign exchange (gain) loss	(398)	23,787	14,986
	(156,101)	(102,901)	(94,121)
Earnings before income taxes and share of net earnings (loss) of partly owned company	292,159	204,613	144,218
Income taxes	(87,132)	(27,605)	(46,854)
Share of net earnings (loss) of partly owned company	10,704	—	(201)
Earnings before extraordinary gain	215,731	177,008	97,163
Extraordinary gain — negative goodwill	—	—	50,280
NET EARNINGS	215,731	177,008	147,443
Less: Net earnings attributable to noncontrolling interest (including share of extraordinary gain of $nil, $nil and $15,084)	(41,645)	(41,798)	(65,892)
NET EARNINGS ATTRIBUTABLE TO ENSTAR GROUP LIMITED	$ 174,086	$ 135,210	$ 81,551

Comparison of Years Ended December 31, 2010 and 2009

We reported consolidated net earnings, before extraordinary item and net earnings attributable to non-controlling interest, of approximately $215.7 million and $177.0 million for the years ended December 31, 2010 and 2009, respectively. The increase in earnings of approximately $38.7 million was attributable primarily to the following:

(i) an increase in net investment income of $18.5 million primarily as a result of an increase, in 2010, in the fair value of our private equity portfolio classified as other investments of $8.6 million along with an increase in net investment income due to an increase in cash and investment balances held during 2010;

(ii) an increase in net realized and unrealized gains of $8.9 million due primarily to mark-to-market changes in the market value of our equity investments along with realized gains on the sale of our fixed maturity securities;

(iii) a larger net reduction in ultimate loss and loss adjustment expense liabilities of $52.2 million;

(iv) an increase in consulting fee income of $6.9 million;

(v) reduced interest expense of $7.3 million due primarily to an overall reduction in loan facility balances outstanding during 2010;

(vi) an increase of $10.7 million in income earned from our investment in partly owned company; and

(vii) a decrease in net foreign exchange losses of $24.2 million due primarily to eliminating our excess U.S. dollar exposure that we held in 2009 within one of our subsidiaries whose functional currency is Australian dollars; partially offset by

(viii) an increase in general and administrative expenses of $12.3 million due primarily to an increase in loan structure fees and letter of credit fees that were paid in 2010 along with an overall increase in other professional fees;

(ix) an increase in income taxes of $59.5 million due to increased tax liabilities recorded on the results of our taxable subsidiaries along with an additional tax liability arising in our Australian subsidiary from the formation of an Australian tax consolidated group; and

(x) an increase in salaries and benefits costs of $18.2 million due primarily to our increased overall headcount from 287 at December 31, 2009 to 335 at December 31, 2010 along with increased salary costs related to our discretionary bonus plan as a result of increased net earnings in the year.

We recorded noncontrolling interest in earnings of $41.6 million and $41.8 million for the years ended December 31, 2010 and 2009, respectively. Net earnings attributable to Enstar Group Limited increased from $135.2 million for the year ended December 31, 2009 to $174.1 million for the year ended December 31, 2010.

Consulting Fees:

	Year Ended December 31,		
	2010	**2009**	**Variance**
	(in thousands of U.S. dollars)		
Consulting	$ 84,054	$ 49,617	$ 34,437
Reinsurance	(61,039)	(33,513)	(27,526)
Total	$ 23,015	$ 16,104	$ 6,911

Our consulting companies earned fees of approximately $84.1 million and $49.6 million for the years ended December 31, 2010 and 2009, respectively. The increase in consulting fees related primarily to the combination of additional fees received from our reinsurance segment and increased incentive fees earned from third-party agreements.

Internal management fees of $61.0 million and $33.5 million were paid for the years ended December 31, 2010 and 2009, respectively, by our reinsurance companies to our consulting companies. The increase in internal fees paid to the consulting segment was due primarily to additional fees paid by reinsurance companies relating to allocated charges for increases in salary and general and administrative expenses.

Net Investment Income and Net Realized and Unrealized Gains:

	Year Ended December 31,					
	Net Investment Income			Net Realized and Unrealized Gains		
	2010	2009	Variance	2010	2009	Variance
	(in thousands of U.S. dollars)					
Consulting	$ 461	$ 1,894	$ (1,433)	$ —	$ —	$ —
Reinsurance	99,445	79,477	19,968	13,137	4,237	8,900
Total	$99,906	$81,371	$18,535	$13,137	$4,237	$8,900

Net investment income for the year ended December 31, 2010 increased by $18.5 million to $99.9 million, as compared to $81.4 million for the year ended December 31, 2009. The increase was attributable primarily to the combination of the following items:

(i) an increase of $8.6 million, for the year ended December 31, 2010, in the fair value of our private equity investments classified as other investments over that recorded for the year ended December 31, 2009; and

(ii) higher investment income from our fixed maturities and cash and cash equivalents, reflecting the increase in the amount of cash and investment balances held by us in 2010 as compared to 2009. The increased cash and investments arose primarily as a result of the completion of the purchase of six companies along with the acquisition of eight portfolios of business in run-off during the year ended December 31, 2010.

The average return on the cash and fixed maturities investments (excluding any writedowns or appreciation related to our other investments) for the year ended December 31, 2010 was 2.38% as compared to the average return of 2.13% for the year ended December 31, 2009. The average credit rating of our fixed maturity investments at December 31, 2010 was AA-.

Net realized and unrealized gains for the year ended December 31, 2010 and 2009 were $13.1 million and $4.2 million, respectively. The increase was due primarily to mark-to-market gains earned on our equity securities.

Fair Value Measurements

In accordance with the provisions of the Fair Value Measurement and Disclosure topic of the Codification, we have categorized our investments that are recorded at fair value among levels as follows:

	December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(in thousands of U.S. dollars)			
U.S. government and agency	$ —	$ 227,803	$ —	$ 227,803
Non-U.S. government	—	386,866	—	386,866
Corporate	—	1,346,854	530	1,347,384
Municipal	—	2,297	—	2,297
Residential mortgage-backed	—	102,506	—	102,506
Commercial mortgage-backed	—	37,927	914	38,841
Asset backed	—	28,613	—	28,613
Equities	56,369	138	3,575	60,082
Other investments	—	102,279	132,435	234,714
Total investments	$56,369	$2,235,283	$137,454	$2,429,106

	December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
		(in thousands of U.S. dollars)		
U.S. government and agency	$ —	$ 76,226	$ —	$ 76,226
Non-U.S. government	—	37,186	—	37,186
Corporate	—	87,083	—	87,083
Residential mortgage-backed	—	2,012	—	2,012
Commercial mortgage-backed	—	—	641	641
Equities	21,203	—	3,300	24,503
Other investments	—	—	81,801	81,801
Total investments	$21,203	$202,507	$85,742	$309,452

Net Reduction in Ultimate Loss and Loss Adjustment Expense Liabilities:

The following table shows the components of the movement in the net reduction in ultimate loss and loss adjustment expense liabilities for the years ended December 31, 2010 and 2009:

	Year Ended December 31,	
	2010	2009
	(in thousands of U.S. dollars)	
Net losses paid	$(294,996)	$(257,414)
Net change in case and LAE reserves	336,141	214,079
Net change in IBNR	236,920	318,160
Reduction in estimates of net ultimate losses	278,065	274,825
Reduction in provisions for bad debt	49,556	11,718
Reduction in provisions for unallocated loss adjustment expense liabilities	39,651	50,412
Amortization of fair value adjustments	(55,438)	(77,328)
Net reduction in ultimate loss and loss adjustment expense liabilities	$ 311,834	$ 259,627

Net reduction in case and LAE reserves comprises the movement during the year in specific case reserve liabilities as a result of claims settlements or changes advised to us by our policyholders and attorneys, less changes in case reserves recoverable advised by us to our reinsurers as a result of the settlement or movement of assumed claims. Net reduction in IBNR represents the change in our actuarial estimates of losses incurred but not reported.

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2010 of $311.8 million was attributable to a reduction in estimates of net ultimate losses of $278.1 million, a reduction in aggregate provisions for bad debts of $49.6 million and a reduction in estimates of unallocated loss adjustment expense liabilities of $39.7 million, relating to 2010 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $55.4 million.

The reduction in estimates of net ultimate losses of $278.1 million comprised net incurred favorable loss development of $41.1 million and reductions in IBNR reserves of $236.9 million. The decrease in the estimate of IBNR loss reserves of $236.9 million was comprised of $67.8 million relating to asbestos liabilities, $4.2 million relating to environmental liabilities and $164.9 million relating to all other remaining liabilities. The reduction in IBNR was a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2010, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred favorable loss development of $41.1 million, resulting from settlement of net advised case and LAE reserves of $336.1 million for net paid losses of $295.0 million, related to the settlement of non-commuted losses in the year and approximately 90 commutations of assumed and ceded exposures.

Commutations provide an opportunity for us to exit exposures to entire policies with insureds and reinsureds at a discount to the previous estimated ultimate liability. As a result of exiting all exposures to such policies, all advised case reserves and IBNR liabilities relating to that insured or reinsured are eliminated. This often results in a net gain irrespective of whether the settlement exceeds the advised case reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. Of the 90 commutations completed during 2010, three related to our top ten insured and/or reinsured exposures, including one commutation completed shortly after December 31, 2009 whereby the related reduction in IBNR reserves was recorded in the reduction in net ultimate losses for the year ended December 31, 2009, and one related to the commutation of one of our largest ceded reinsurance assets. The remaining 86 commutations, of which approximately 43% were completed during the three months ended December 31, 2010, were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2010, including commutations (but excluding the impact of the commutation that was completed subsequent to the year ended December 31, 2009) and the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2010 related to such exposures compared to prior forecasts), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $236.9 million in 2010.

The reduction in aggregate provisions for bad debt of $49.6 million was a result of the collection, primarily during the three months ended December 31, 2010, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods.

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the years ended December 31, 2010 and 2009. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2010	2009
	(in thousands of U.S. dollars)	
Balance as of January 1	$2,479,136	$2,798,287
Less: total reinsurance reserves recoverable	347,728	394,575
	2,131,408	2,403,712
Effect of exchange rate movement	(3,836)	73,512
Net reduction in ultimate loss and loss adjustment expense liabilities	(311,854)	(259,627)
Net losses paid	(294,996)	(257,414)
Acquired on purchase of subsidiaries	459,362	114,595
Retroactive reinsurance contracts assumed	785,731	56,630
Net balance as at December 31	2,765,835	2,131,408
Plus: total reinsurance reserves recoverable	525,440	347,728
Balance as at December 31	$3,291,275	$2,479,136

Salaries and Benefits:

	Year Ended December 31,		
	2010	2009	Variance
	(in thousands of U.S. dollars)		
Consulting	$50,684	$37,283	$(13,401)
Reinsurance	35,993	31,171	(4,822)
Total	$86,677	$68,454	$(18,223)

Salaries and benefits, which include expenses relating to our discretionary bonus and employee share plans, were $86.7 million and $68.5 million for the years ended December 31, 2010 and 2009, respectively.

The increase in salaries and benefits was attributable primarily to:

(i) an increase in the discretionary bonus expense for the year ended December 31, 2010 of $6.8 million. Expenses relating to our discretionary bonus plan will be variable and are dependent on our overall profitability;

(ii) increased staff costs due to an increase in average staff numbers from 287 for the year ended December 31, 2009 to 335 for the year ended December 31, 2010;

(iii) a payment of $1.25 million to our former Executive Chairman, John J. Oros, in accordance with the terms of his separation agreement; and

(iv) amortization of unrecognized compensation costs of $1.5 million relating to the restricted shares that were awarded to certain employees in 2010 under the 2006 Equity Incentive Plan.

General and Administrative Expenses:

	Year Ended December 31,		
	2010	2009	Variance
	(in thousands of U.S. dollars)		
Consulting	$28,288	$19,870	$ (8,418)
Reinsurance	30,913	27,032	(3,881)
Total	$59,201	$46,902	$(12,299)

General and administrative expenses attributable to the consulting segment increased by $8.4 million during the year ended December 31, 2010, as compared to the year ended December 31, 2009. The increased expenses in 2010 related primarily to: (i) increased loan structure fees incurred primarily related to the Enstar Facility; (ii) increased legal fees relating to ongoing litigation costs; and (iii) increased audit and actuarial tax fees due primarily to growth of the group and increased tax fees relating to the work done in connection with our Australian tax consolidation.

General and administrative expenses attributable to the reinsurance segment increased by $3.9 million during the year ended December 31, 2010, as compared to the year ended December 31, 2009. The increased expenses in 2010 related primarily to increased costs associated with new companies of approximately $3.0 million and additional letters of credit costs associated with portfolios of run-off business acquired during 2010.

Interest Expense:

	Year Ended December 31,		
	2010	2009	Variance
	(in thousands of U.S. dollars)		
Consulting	$ —	$ —	$ —
Reinsurance	10,253	17,583	7,330
Total	$10,253	$17,583	$7,330

Interest expense of $10.3 million and $17.6 million was recorded for the years ended December 31, 2010 and 2009, respectively. The decrease in interest expense was attributable primarily to the reduction and then elimination of the principal balance of the Cumberland Facility partially offset by interest expense incurred on both the Knapton Facility and the loan associated with the Repurchase Agreements.

Net Foreign Exchange Gain/(Loss):

	Year Ended December 31,		
	2010	2009	Variance
	(in thousands of U.S. dollars)		
Consulting	$(420)	$ 920	$ (1,340)
Reinsurance	818	(24,707)	25,525
Total	$ 398	$(23,787)	$24,185

We recorded a foreign exchange gain of $0.4 million for the year ended December 31, 2010, as compared to a foreign exchange loss of $23.8 million for the year ended December 31, 2009.

In October 2010, we entered into a foreign currency forward exchange contract as part of our overall foreign currency risk management strategy. The terms of the contract are that on the value date, June 30, 2011, we will sell AU$45 million and receive $42.5 million. The contract exchange rate is AU$1 for $0.9439. As at December 31, 2010, the fair value of the contract was $(3.6) million, the effect of which we have recognized as a foreign exchange loss included as part of our net earnings. This loss was offset by foreign exchange gains of approximately $4.0 million arising primarily from our holdings of surplus British pounds and Australian dollars at a time when these currencies were appreciating against the U.S. dollar.

For the year ended December 31, 2009, $35.6 million (including noncontrolling interest's share of $10.7 million) of the foreign exchange loss arose primarily as a result of holding surplus U.S. dollar denominated assets by Gordian, our Australian subsidiary, at a time when the U.S. dollar had weakened significantly against the Australian dollar.

Excluding the foreign exchange loss in Gordian of $35.6 million, exchange gains of $11.8 million were generated during the year ended December 31, 2009 primarily as a result of our holding surplus British pounds relating to cash collateral required to support British pound denominated letters of credit required by U.K. regulators at a time when the British pound exchange rate to the U.S. dollar had increased from approximately £1 = $1.4593 as at January 1, 2009 to £1 = $1.6170 as at December 31, 2009. Since letters of credit were in excess of the British pound liabilities held by our subsidiaries, the subsidiary companies were unable to match the surplus assets against liabilities during the year, resulting in the foreign exchange gain.

In addition to the foreign exchange gain we recorded in our consolidated statement of earnings for the year ended December 31, 2010, we recorded in our consolidated statement of comprehensive income foreign currency translation adjustment gains for the year ended December 31, 2010 of approximately $22.5 million, as compared to gains of approximately $48.9 million for the year ended December 31, 2009. We have concluded that under the Foreign Currency Matters topic of the FASB ASC the functional currency of Gordian is Australian dollars. As a result, upon conversion of the net Australian dollar assets of Gordian to U.S. dollars, we recorded $22.4 million, net of noncontrolling interest of $9.6 million, of U.S. dollar foreign currency translation adjustment gains through accumulated other comprehensive income. This gain was due primarily to the appreciation in the Australian to U.S. dollar foreign exchange rate from AU$1 = $0.8977 as at December 31, 2009, to AU$1 = $1.0233 at December 31, 2010.

As our functional currency is the U.S. dollar, we seek to manage our exposure to foreign currency exchange by broadly matching foreign currency assets against foreign currency liabilities, subject to regulatory constraints.

The net impact on shareholders' equity of foreign exchange movements relating specifically to Gordian are summarized in the table below:

	Year Ended December 31,	
	2010	2009
	(in thousands of U.S. dollars)	
Foreign exchange gains (losses) recorded through earnings (net of noncontrolling interest of $(0.4) million and $10.7 million)	$ 1,035	$(24,888)
Foreign exchange loss recorded through earnings related to the forward foreign exchange contract (net of noncontrolling interest of $1.1 million)	(2,501)	—
Foreign exchange gains recorded through accumulated other comprehensive income (net of noncontrolling interest of $(9.6) million and $(20.9) million, respectively)	22,403	48,753
Combined increase in shareholders' equity	$20,937	$ 23,865

Income Tax (Expense)/Recovery:

	Year Ended December 31,		
	2010	2009	Variance
	(in thousands of U.S. dollars)		
Consulting	$ 33	$ (2,402)	$ 2,435
Reinsurance	(87,165)	(25,203)	(61,962)
Total	$(87,132)	$(27,605)	$(59,527)

We recorded income tax expense of $87.1 million and $27.6 million for the years ended December 31, 2010 and 2009, respectively.

Income tax expense of $87.2 million and $25.2 million were recorded in the reinsurance segment for the years ended December 31, 2010 and 2009, respectively. The increase in tax arose due primarily to increased income from our U.K. subsidiaries and our Australian subsidiaries, which recorded increased taxes in 2010 of $27.2 million and $12.4 million, respectively.

In addition, during the three months ended December 31, 2010, in order to mitigate the tax impacts of inter-group transactions, the boards of our Australian group of companies elected to form a consolidated tax group. The impact of this tax consolidation resulted in resetting the cost base of certain assets, which is estimated to result in an additional tax liability of approximately $30.3 million.

Noncontrolling Interest

	Year Ended December 31,		
	2010	2009	Variance
	(in thousands of U.S. dollars)		
Consulting	$ —	$ —	$ —
Reinsurance	41,645	41,798	153
Total	$41,645	$41,798	$153

We recorded a noncontrolling interest in earnings of $41.6 million and $41.8 million for the years ended December 31, 2010 and 2009, respectively. The increase for the year ended December 31, 2010 related to the increase in earnings for those entities that have noncontrolling interests.

Comparison of Years Ended December 31, 2009 and 2008

We reported consolidated net earnings, before extraordinary item and net earnings attributable to noncontrolling interest, of approximately $177.0 million and $97.2 million for the years ended December 31, 2009 and 2008, respectively. The increase in earnings of approximately $79.8 million was attributable primarily to the following:

(i) an increase in investment income (net of realized and unrealized gains/(losses)) of $60.7 million primarily as a result of an increase, in 2009, in the fair value of our private equity portfolio classified as other investments of $5.2 million as compared to a writedown in 2008 of $84.1 million, partially offset by lower investment income reflecting the impact of lower global short-term and intermediate interest rates;

(ii) a larger net reduction in ultimate loss and loss adjustment expense liabilities of $17.5 million;

(iii) reduced interest expense of $5.8 million due primarily to an overall reduction in loan facility balances outstanding as at December 31, 2009 along with lower interest rates on outstanding term loan facility agreements;

(iv) a reduction in general and administrative expenses of $6.5 million primarily due to elimination of loan structure fees that were paid in 2008, partially offset by increased professional fees; and

(v) a reduction in income taxes of $19.2 million due to lower tax liabilities recorded on the results of our taxable subsidiaries; partially offset by

(vi) an increase in net foreign exchange losses of $8.8 million primarily due to our holding of surplus U.S. dollars in one of our subsidiaries whose functional currency is Australian dollars at a time when the U.S. dollar has weakened against the Australian dollar; and

(vii) an increase in salary and benefits costs of $12.2 million due primarily to increased salary costs related to our discretionary bonus plan as a result of increased net earnings in the year.

We recorded noncontrolling interest in earnings of $41.8 million and $65.9 million for the years ended December 31, 2009 and 2008, respectively. Included within the December 31, 2008 noncontrolling interest balance of $65.9 million was $15.1 million of noncontrolling interest relating to the extraordinary gain of $50.3 million. Net earnings attributable to Enstar Group Limited increased from $81.6 million for the year ended December 31, 2008 to $135.2 million for the year ended December 31, 2009.

Consulting Fees

	Year Ended December 31,		
	2009	2008	Variance
	(in thousands of U.S. dollars)		
Consulting	$ 49,617	$ 54,158	$(4,541)
Reinsurance	(33,513)	(29,007)	(4,506)
Total	$ 16,104	$ 25,151	$(9,047)

Our consulting companies earned consulting fees of approximately $49.6 million and $54.2 million for the years ended December 31, 2009 and 2008, respectively. The decrease in consulting fees related primarily to decreased management and incentive fees earned from third-party agreements.

Internal management fees of $33.5 million and $29.0 million were paid for the years ended December 31, 2009 and 2008, respectively, by our reinsurance companies to our consulting companies. The increase in internal management fees was due to increased management fees received from reinsurance companies we acquired during 2008.

Net Investment Income and Net Realized and Unrealized Gains/(Losses):

	Year Ended December 31,					
	Net Investment Income			Net Realized and Unrealized Gains/(Losses)		
	2009	2008	Variance	2009	2008	Variance
	(in thousands of U.S. dollars)					
Consulting	$ 1,894	$(20,248)	$22,142	$ —	$ —	$ —
Reinsurance	79,477	46,849	32,628	4,237	(1,655)	5,892
Total	$81,371	$ 26,601	$54,770	$4,237	$(1,655)	$5,892

Net investment income for the year ended December 31, 2009 increased by $54.8 million to $81.4 million, as compared to $26.6 million for the year ended December 31, 2008. The increase was primarily attributable the combination of the following items:

(i) an increase of $5.2 million, for the year ended December 31 2009, in the fair value of our private equity investments classified as other investments as compared to a writedown of $84.1 million for the year ended December 31 2008; partially offset by

(ii) lower investment income from fixed maturities and cash and cash equivalents, reflecting the impact of lower global short-term and intermediate interest rates — the average U.S. Federal Funds Rate decreased from 2.09% for the year ended December 31, 2008 to 0.25% for the year ended December 31, 2009.

The average return on the cash, equities and fixed maturities investments (excluding any writedowns or appreciation related to our other investments) for the year ended December 31, 2009 was 2.13%, as compared to the average return of 4.62% for the year ended December 31, 2008. The average credit rating of Enstar's fixed maturity investments at December 31, 2009 was AA.

Net realized and unrealized gains (losses) for the year ended December 31, 2009 and 2008 were $4.2 million and $(1.7) million, respectively. The increase was due primarily to mark-to-market gains earned during 2009 on our equity portfolios.

Fair Value Measurements

In accordance with the provisions of the Fair Value Measurement and Disclosure topic of the Codification, we have categorized our investments recorded at fair value among levels as follows:

	December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(in thousands of U.S. dollars)			
U.S. government and agency	$ —	$ 76,226	$ —	$ 76,226
Non-U.S. government	—	37,186	—	37,186
Corporate	—	87,083	—	87,083
Residential mortgage-backed	—	2,012	—	2,012
Commercial mortgage-backed	—	—	641	641
Equities	21,203	—	3,300	24,503
Other investments	—	—	81,801	81,801
Total investments	$21,203	$202,507	$85,742	$309,452

	December 31, 2008			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(in thousands of U.S. dollars)			
U.S. government and agency	$ —	$326,404	$ —	$326,404
Non-U.S. government	—	25,479	—	25,479
Corporate	—	259,299	—	259,299
Residential mortgage-backed	—	2,349	—	2,349
Commercial mortgage-backed	—	—	352	352
Asset backed	—	13,472	—	13,472
Equities	3,747	—	—	3,747
Other investments	—	—	60,237	60,237
Total investments	$3,747	$627,003	$60,589	$691,339

Net Reduction in Ultimate Loss and Loss Adjustment Expense Liabilities:

The following table shows the components of the movement in the net reduction in ultimate loss and loss adjustment expense liabilities for the years ended December 31, 2009 and 2008:

	Year Ended December 31,	
	2009	2008
	(in thousands of U.S. dollars)	
Net losses paid	$(257,414)	$(174,013)
Net change in case and LAE reserves	214,079	147,576
Net change in IBNR	318,160	187,874
Reduction in estimates of net ultimate losses	274,825	161,437
Reduction in provisions for bad debt	11,718	36,136
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	50,412	69,056
Amortization of fair value adjustments	(77,328)	(24,525)
Net reduction in ultimate loss and loss adjustment expense liabilities	$ 259,627	$ 242,104

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2009 of $259.6 million was attributable to a reduction in estimates of net ultimate losses of $274.8 million, a reduction in aggregate provisions for bad debts of $11.7 million and a reduction in estimates of loss and loss adjustment expense liabilities of $50.4 million, relating to 2009 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $77.3 million.

The reduction in estimates of net ultimate losses of $274.8 million comprised net incurred loss development of $43.3 million and reductions in IBNR reserves of $318.2 million. The decrease in the estimate of IBNR loss reserves of $318.2 million was comprised of $158.4 million relating to asbestos liabilities, $17.0 million relating to environmental liabilities and $142.8 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2009, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred loss development of $43.3 million resulting from settlement of net advised case and LAE reserves of $214.1 million for net paid losses of $257.4 million, related to the settlement of non-commuted losses in the year and approximately 79 commutations of assumed and ceded exposures. Of the 79 commutations completed during 2009, two related to our top ten insured and/or reinsured exposures. The remaining 77 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. Approximately 76% of commutations completed in 2009 related to commutations completed during the three months ended December 31, 2009. Subsequent to the year end, one of our insurance entities completed a commutation of another of one of our top ten reinsured exposures. The combination of the claims settlement activity in 2009, including commutations, and the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2009 related to such exposures compared to prior forecasts as well as the impact of the commutation that was completed subsequent to the year end), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $318.2 million in 2009.

The reduction in aggregate provisions for bad debt of $11.7 million was as a result of the collection, primarily during the three months ended March 31, 2009, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods.

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the years ended December 31, 2009 and 2008. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2009	2008
	(in thousands of U.S. dollars)	
Balance as of January 1	$2,798,287	$1,591,449
Less: total reinsurance reserves recoverable	394,575	427,964
	2,403,712	1,163,485
Effect of exchange rate movement	73,512	(124,989)
Net reduction in ultimate loss and loss adjustment expense liabilities	(259,627)	(242,104)
Net losses paid	(257,414)	(174,013)
Acquired on purchase of subsidiaries	114,595	1,408,046
Retroactive reinsurance contracts assumed	56,630	373,287
Net balance as at December 31	2,131,408	2,403,712
Plus: total reinsurance reserves recoverable	347,728	394,575
Balance as at December 31	$2,479,136	$2,798,287

Salaries and Benefits:

	Year Ended December 31,		
	2009	2008	Variance
	(in thousands of U.S. dollars)		
Consulting	$37,281	$33,196	$ (4,085)
Reinsurance	31,173	23,074	(8,099)
Total	$68,454	$56,270	$(12,184)

Salaries and benefits, which include expenses relating to our discretionary bonus and employee share plans, were $68.5 million and $56.3 million for the years ended December 31, 2009 and 2008, respectively.

The increase in salaries and benefits was primarily attributable to:

(i) an increase in the discretionary bonus expense in our reinsurance segment for the year ended December 31, 2009 of $9.5 million. Expenses relating to our discretionary bonus plan will be variable and are dependent on our overall profitability; and

(ii) increased staff costs due to an increase in average staff numbers from 248 for the year ended December 31, 2008 to 287 for the year ended December 31, 2009; partially offset by

(iii) lower U.S. dollar costs of our U.K.-based staff following a reduction in the average British pound exchange rate from approximately 1.8524 to 1.5670 for the years ended December 31, 2008 and 2009, respectively. Of our total headcount as at December 31, 2009 and December 31, 2008, approximately 67% and 65%, respectively, were paid in British pounds.

General and Administrative Expenses:

	Year Ended December 31,		
	2009	2008	Variance
	(in thousands of U.S. dollars)		
Consulting	$19,870	$17,289	$(2,581)
Reinsurance	27,032	36,068	9,036
Total	$46,902	$53,357	$ 6,455

General and administrative expenses attributable to the reinsurance segment decreased by $9.0 million during the year ended December 31, 2009, as compared to the year ended December 31, 2008. For the year ended December 31, 2008, we incurred approximately $13.0 million of bank loan structure fees in respect of acquisitions we completed during 2008. For the year ended December 31, 2009 we did not incur any such fees. The reduced expenses in 2009 relating to lower bank loan structure fees were partially offset by increased costs associated with new companies acquired during 2008 along with increased professional fees due in part to legal fees incurred in respect of a lawsuit that was settled pursuant to a Mutual Release Agreement dated as of April 7, 2010.

Interest Expense:

	Year Ended December 31,		
	2009	2008	Variance
	(in thousands of U.S. dollars)		
Consulting	$ —	$ —	$ —
Reinsurance	17,583	23,370	5,787
Total	$17,583	$23,370	$5,787

Interest expense of $17.6 million and $23.4 million was recorded for the year ended December 31, 2009 and 2008, respectively. The decrease in interest expense was primarily attributable to the combination of:

(i) a reduction in the principal balance on the loan facilities of our subsidiary, Cumberland Holdings Limited, relating to the Gordian acquisition, or the Cumberland Loan Facilities. During 2009, we repaid approximately $148.3 million of the outstanding principal on the Cumberland Loan Facilities reducing the outstanding principal balance from approximately $222.6 million as at December 31, 2008 to $74.3 million as of December 31, 2009;

(ii) a reduction in the average Australian LIBOR interest rate on the Cumberland Loan Facilities between the years ended December 31, 2008 and December 31, 2009; and

(iii) a reduction in the average Australian dollar exchange rate from approximately 0.8521 to 0.7934 between the years ended December 31, 2008 and December 31, 2009; partially offset by

(iv) an increase in interest costs associated with the loan facilities of our subsidiary, Royston, relating to the Unionamerica acquisition, which we entered into on December 30, 2008.

Net Foreign Exchange (Loss):

	Year Ended December 31,		
	2009	2008	Variance
	(in thousands of U.S. dollars)		
Consulting	$ 920	$ (1,167)	$ 2,087
Reinsurance	(24,707)	(13,819)	(10,888)
Total	$(23,787)	$(14,986)	$ (8,801)

We recorded a foreign exchange loss of $23.8 million for the year ended December 31, 2009, as compared to a foreign exchange loss of $15.0 million for the year ended December 31, 2008. For the year ended December 31, 2009, $35.6 million (including noncontrolling interests' share of $10.7 million) of the foreign exchange loss arose primarily due to Gordian's holdings of surplus U.S. dollar denominated assets at a time when the U.S. dollar had weakened significantly against the Australian dollar.

Excluding the foreign exchange loss in Gordian of $35.6 million, exchange gains of $11.8 million were generated during the year primarily as a result of our holding surplus British pounds relating to cash collateral required to support British pound denominated letters of credit required by U.K. regulators at a time when the British pound exchange rate to the U.S. dollar had increased from approximately £1 = $1.4593 as at January 1, 2009 to £1 = $1.6170 as at December 31, 2009. Since letters of credit are in excess of the British pound liabilities held by our subsidiaries, the subsidiary companies were unable to match the surplus assets against liabilities during the year, resulting in the foreign exchange gain.

In addition to the foreign exchange losses recorded in our consolidated statement of earnings for the year ended December 31, 2009, we recorded in our consolidated statement of comprehensive income foreign currency translation adjustment gains for the year ended December 31, 2009 of $48.9 million, as compared to losses of $51.0 million for the year ended December 31, 2008. For the year ended December 31, 2009, these gains arose primarily as a result of foreign currency translation adjustments of $48.8 million, net of noncontrolling interest of $20.9 million, relating to Gordian. We have concluded that under the Foreign Currency Matters topic of FASB ASC, or ASC 830, the functional currency of Gordian is Australian dollars. As a result, upon conversion of the net Australian dollar assets of Gordian to U.S. dollars, we recorded $48.8 million, net of noncontrolling interest of $20.9 million, of U.S. dollar foreign currency translation adjustment gains through accumulated other comprehensive income. This gain was due primarily to the appreciation in the Australian to U.S. dollar foreign exchange rate from AU$1 = $0.7026 as at December 31, 2008, to AU$1 = $0.8977 at December 31, 2009.

As our functional currency is the U.S. dollar, we seek to manage our exposure to foreign currency exchange by broadly matching foreign currency assets against foreign currency liabilities, subject to regulatory constraints.

The net impact on shareholders' equity of foreign exchange movements relating to Gordian in 2009 is summarized in the table below:

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(in thousands of U.S. dollars)	
Foreign exchange (losses) gains recorded through earnings (related primarily to the holding of surplus U.S. dollar denominated short-term investments) (net of noncontrolling interest of $10.7 million and $11.0 million, respectively)	$(24,888)	$ 25,598
Foreign exchange gains (losses) recorded through accumulated other comprehensive income (net of noncontrolling interest of $20.9 million and $18.4 million, respectively)	48,753	(42,793)
Combined increase (decrease) in shareholders' equity	$ 23,865	$(17,195)

Income Tax (Expense)/Recovery:

	Year Ended December 31,		
	2009	2008	Variance
	(in thousands of U.S. dollars)		
Consulting	$ (2,402)	$ 511	$ (2,913)
Reinsurance	(25,203)	(47,365)	22,162
Total	$(27,605)	$(46,854)	$19,249

We recorded income tax expense of $27.6 million and $46.9 million for the years ended December 31, 2009 and 2008, respectively.

Income tax expense of $25.2 million and $47.4 million were recorded in the reinsurance segment for the years ended December 31, 2009 and 2008, respectively. The decrease arose due primarily to a reduction in tax expense for the Cumberland group, which owns our Australian subsidiary, Gordian, from $46.3 million in 2008 down to $7.9 million in 2009, due primarily to a reduction in income earned in 2009 as compared to 2008. Reduced income at the local Gordian level for the year ended December 31, 2009 was attributable primarily to foreign exchange losses on surplus U.S. dollars. The reduction in tax expense attributable to Gordian for the year ended December 31, 2009 was partially offset by tax expense recorded by Unionamerica of approximately $20.4 million.

Negative Goodwill:

	Year Ended December 31,		
	2009	2008	Variance
	(in thousands of U.S. dollars)		
Consulting	$—	$ —	$ —
Reinsurance	—	50,280	(50,280)
Total	$—	$50,280	$(50,280)

Negative goodwill of $nil and $50.3 million, was recorded for the years ended December 31, 2009 and 2008, respectively. For the year ended December 31, 2008, the negative goodwill of $50.3 million was earned in connection with our acquisition of Gordian and represents the excess of the cumulative fair value of net assets acquired of $455.7 million over the cost of $405.4 million. This excess was, in accordance with ASC 805, recognized as an extraordinary gain in 2008. The negative goodwill arose primarily as a result of the income earned by Gordian between the date of the balance sheet on which the agreed purchase price was based, September 30, 2007, and the date the acquisition closed, March 5, 2008.

Noncontrolling Interest:

	Year Ended December 31,		
	2009	2008	Variance
	(in thousands of U.S. dollars)		
Consulting	$ —	$ —	$ —
Reinsurance	41,798	50,808	9,010
Reinsurance — extraordinary gain	—	15,084	15,084
Total	$41,798	$65,892	$24,094

We recorded a noncontrolling interest in earnings of $41.8 million and $65.9 million (including $15.1 million of an extraordinary gain related to negative goodwill) for the years ended December 31, 2009 and 2008, respectively. The decrease for the year ended December 31, 2009, excluding the noncontrolling interest in negative goodwill of $15.1 million relating to the Gordian acquisition, related to the decrease in earnings for those entities that have noncontrolling interests.

Liquidity and Capital Resources

As we are a holding company and have no substantial operations of our own, our assets consist primarily of investments in subsidiaries. The potential sources of the cash flows to the holding company consist of dividends, advances and loans from our subsidiary companies.

Our future cash flows depend upon the availability of dividends or other statutorily permissible payments from our subsidiaries. The ability to pay dividends and make other distributions is limited by the applicable laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries operate, including Bermuda, the United Kingdom, United States, Australia and Europe, which subject these subsidiaries to significant regulatory restrictions. These laws and regulations require, among other things, certain of our insurance and reinsurance subsidiaries to maintain minimum solvency requirements and limit the amount of dividends and other payments that these subsidiaries can pay to us, which in turn may limit our ability to pay dividends and make other payments. As of December 31, 2010 and 2009, one of our U.S. insurance companies was not in compliance with its applicable risk-based capital level. We do not believe this company's non-compliance will have a material impact on our ability to meet our cash obligations. With the exception of the above, all of our insurance and reinsurance subsidiaries' solvency and liquidity were in excess of the minimum levels required as of December 31, 2010 and 2009. Retained earnings of our insurance and reinsurance subsidiaries are not currently restricted as minimum capital solvency margins are covered by share capital and additional paid-in-capital.

Our capital management strategy is to preserve sufficient capital to enable us to make future acquisitions while maintaining a conservative investment strategy. We believe that restrictions on liquidity resulting from restrictions on the payments of dividends by our subsidiary companies will not have a material impact on our ability to meet our cash obligations.

Our sources of funds primarily consist of the cash and investment portfolios acquired on the completion of the acquisition of an insurance or reinsurance company in run-off. These acquired cash and investment balances are classified as cash provided by investing activities. We expect to use these funds acquired, together with collections from reinsurance debtors, consulting income, investment income and proceeds from sales and redemption of investments, to pay losses and loss expenses, salaries and benefits and general and administrative expenses, with the remainder used for acquisitions and additional investments. We expect that our reinsurance segment will have a net use of cash from operations as total net claim settlements and operating expenses will generally be in excess of investment income earned. We expect that our consulting segment operating cash flows will generally be breakeven. We expect our operating cash flows, together with our existing capital base and cash and investments acquired on the acquisition of our insurance and reinsurance subsidiaries, to be sufficient to meet cash requirements and to operate our business. We currently do not intend to pay cash dividends on our ordinary shares.

We maintain a short duration conservative investment strategy whereby, as of December 31, 2010, 45.2% of our fixed maturity portfolio classified as available-for-sale or trading was held with a maturity of less than one year and 89.3% had maturities of less than five years. Excluding the impact of commutations and any schemes of arrangement, should they be completed, we expect approximately 16.3% of the gross reserves to be settled within one year and approximately 64.1% of the reserves to be settled within five years. However, our strategy of commuting our liabilities has the potential to accelerate the natural payout of losses to less than five years. Therefore, the relatively short-duration investment portfolio is maintained in order to provide liquidity for commutation opportunities and preclude us from having to liquidate longer dated securities. As a result, we do not anticipate having to sell longer dated investments in order to meet future policyholder liabilities.

At December 31, 2010, total cash and investments were $3.88 billion, compared to $3.32 billion at December 31, 2009.

Reinsurance Recoverables

Our acquired reinsurance subsidiaries, prior to acquisition by us, used retrocessional agreements to reduce their exposure to the risk of reinsurance assumed. We remain liable to the extent that retrocessionaires do not meet their obligations under these agreements, and therefore, we evaluate and monitor concentration of credit risk. Provisions are made for amounts considered potentially uncollectible. The allowance for uncollectible reinsurance recoverable was $381.4 million and $397.6 million at December 31, 2010 and 2009, respectively.

As of December 31, 2010 and 2009, we had total reinsurance recoverables of $961.4 million and $638.3 million, respectively, of which $398.8 million and $409.6 million, respectively, were associated with two and three reinsurers rated AA- or higher by a major rating agency, respectively, which each represented 10% or more of total reinsurance balances receivable. In the event that all or any of the reinsuring companies are unable to meet their obligations under existing reinsurance agreements, we will be liable for such defaulted amounts. One major AA- rated reinsurer was included in the 2009 figure for reinsurers each representing 10% or more of total reinsurance balances receivable but, for the year ended December 31, 2010, is now excluded as its balance receivable is now less than 10% of the total reinsurance balance receivable.

During 2010 and 2009, we completed six and two acquisitions, respectively, of insurance companies in run-off and entered into eight and one acquisitions of portfolios of insurance and reinsurance businesses in run-off, respectively. These transactions included the acquisition of additional reinsurance balances receivable together with the related provisions for uncollectible reinsurance. The aggregate provision for uncollectible reinsurance recoverable at December 31, 2010 amounted to approximately 28.4% of the total reinsurance recoverables balance, before provisions for uncollectible reinsurance, compared to approximately 38.4% at December 31, 2009.

The overall bad debt provision percentage on the reinsurance asset has decreased as new acquisitions during 2010 have lower bad debt provisions than that established as at December 31, 2009.

Source of Funds

We primarily generate our cash from the acquisitions we complete. These acquired cash and investment balances are classified as cash provided by investing activities.

We expect that for the reinsurance segment there will be a net use of cash from operations due to total claim settlements and operating expenses being in excess of investment income earned and that for the consulting segment operating cash flows will be breakeven. As a result, the net operating cash flows for us, to expiry, are expected to be negative as we pay out cash in claims settlements and expenses in excess of cash generated via investment income and consulting fees.

The following table summarizes our consolidated cash flows from operating, investing and financing activities in the last three years:

Total cash (used in) provided by:	Years Ended December 31, 2010	2009	2008
	(in thousands of U.S. dollars)		
Operating activities	$(609,211)	$(198,055)	$ 157,187
Investing activities	253,461	(259,814)	245,062
Financing activities	(124,697)	(199,684)	624,584
Effect of exchange rate changes on cash	13,156	57,452	(155,524)
(Decrease) increase in cash and cash equivalents	$(467,291)	$(600,101)	$ 871,309

See "Item 8. Financial Statements and Supplementary Data — Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008" for further information.

Operating

Net cash used in our operating activities for the year ended December 31, 2010 was $609.2 million compared to $198.1 million for the year ended December 31, 2009. This $411.1 million increase in cash used in operating activities was due primarily to the following:

1) an increase of $838.5 million in the net purchases of trading securities between 2010 and 2009 due to the decision of our investment committee to increase the allocation of our investment portfolio to trading securities;

2) an increase of $206.0 million in funds withheld by clients on our behalf between 2010 and 2009 due primarily to us entering into quota share reinsurance agreements with Allianz and IICH with respect to specific portfolios of run-off business; partially offset by

3) an increase of $654.4 million in losses and loss adjustment expenses between 2010 and 2009.

Net cash (used in) provided by our operating activities for the year ended December 31, 2009 was $(198.1) million compared to $157.2 million for the year ended December 31, 2008. This $355.3 million increase in cash used in operating activities was due primarily to the following:

1) a reduction of $179.1 million in the net sales of trading securities on behalf of policyholders between 2008 and 2009 due primarily to the funding of the 2008 commutation settlement relating to one such policyholder;

2) a reduction of $90.3 million in net losses from other investments between 2009 and 2008; and

3) a reduction of $236.1 million in losses and loss adjustment expenses between 2009 and 2008 partially offset by $91.7 million of associated changes in net reinsurance balances payable and receivable.

Investing

Investing cash flows consist primarily of cash acquired net of acquisitions along with net proceeds on the sale and purchase of investments. Net cash provided by (used in) investing activities was $253.5 million during the year ended December 31, 2010 compared to $(259.8) million during the year ended December 31, 2009. The increase of $513.3 million in investing cash flows between 2010 and 2009 was due primarily to the following:

1) a decrease of $315.7 million in the purchases of available-for-sale and held-to-maturity securities between 2010 and 2009 due to the decision of our investment committee to increase the allocation of our investment portfolio to trading securities;

2) an increase of $259.6 million in the sales and maturity of available-for-sale and held-to-maturity securities between 2010 and 2009 due to the decision of our investment committee to increase the allocation of our investment portfolio to trading securities; and

3) an increase of $98.9 million in the funding of other investments between 2010 and 2009 due to the increased investment in our private equity investments; partially offset by

4) $31.6 million received on the sale of a partly owned company.

Net cash (used in) provided by investing activities was $(259.8) million during the year ended December 31, 2009 compared to $245.1 million during the year ended December 31, 2008. The decrease of $504.9 million in the investing cash flows between 2009 and 2008 was due primarily to the following:

1) a reduction in the number of acquisitions in 2009 as compared to 2008, which resulted in a net reduction of cash flows related to acquisitions of $186.8 million; and

2) an increase of $409.6 million in the net purchases of available-for-sale and held-to-maturity securities between 2009 and 2008 due to the decision of our investment committee to increase the allocation to short-duration securities from available cash balances.

Financing

Net cash used in financing activities was $124.7 million during the year ended December 31, 2010 compared to $199.7 million during the year ended December 31, 2009. The decrease of $75.0 million in cash used in financing activities was primarily attributable to the following:

1) an increase of $161.4 million in cash received attributable to bank loans between 2010 and 2009, offset partially by an increase of $62.7 million in the repayment of bank loans; and

2) an increase of $49.2 million in dividends paid to noncontrolling interest in 2010, offset partially by contributions of $28.7 million to surplus of subsidiary by noncontrolling interest.

Net cash (used in) provided by financing activities was $(199.7) million during the year ended December 31, 2009 compared to $624.6 million during the year ended December 31, 2008. The increase of $824.3 million in cash used in financing activities was attributable primarily to the following:

1) a reduction in cash received attributable to bank loans from $572.8 million in 2008 to $nil in 2009 due to the significant reduction in the number and size of acquisitions completed in 2009. All of the 2009 acquisitions that were completed were funded from available cash on hand;

2) a reduction in cash contributions received from noncontrolling interests from $163.8 million in 2008 to $nil in 2009 due to none of the acquisitions completed in 2009 having a third-party participation; and

3) a reduction of $112.6 million in proceeds from issuance of ordinary shares from 2008 to 2009.

Investments

The maturity distribution for our fixed maturity securities held as of December 31, 2010 and December 31, 2009 was as follows:

	December 31, 2010		December 31, 2009	
	Fair Value	% of Total	Fair Value	% of Total
	(in thousands of U.S. dollars)			
Due in one year or less	$ 966,319	45.3%	$ 639,191	41.7%
Due after one year through five years	940,017	44.0%	680,630	44.4%
Due after five years through ten years	47,627	2.2%	101,868	6.6%
Due after ten years	10,387	0.5%	28,682	1.9%
	1,964,350	92.0%	1,450,371	94.6%
Residential mortgage-backed	102,506	4.8%	17,644	1.2%
Commercial mortgage-backed	38,841	1.8%	30,409	2.0%
Asset backed	28,613	1.4%	33,991	2.2%
Total	$2,134,310	100.0%	$1,532,415	100.0%

Long-Term Debt

Our long-term debt consists of loan facilities used to partially finance certain of our acquisitions or significant new business transactions along with a loan outstanding in relation to the Repurchase Agreements entered into with three of our executives and certain trusts and a corporation affiliated with the executives. We draw down on the loan facilities at the time of the acquisition or significant new business transaction, although in some circumstances we have made additional draw-downs to refinance existing debt of the acquired company. We incurred interest expense on our loan facilities and loan outstanding relating to the Repurchase Agreements of $10.3 million and $17.6 million for the years ended December 31, 2010 and 2009, respectively.

Total amounts of loans payable outstanding as of December 31, 2010 and 2009 totaled $245.3 million and $255.0 million, respectively, and were comprised as follows:

Facility	Date of Facility	December 31, 2010	December 31, 2009
		(in thousands of U.S. dollars)	
Cumberland — Facility B	March 4, 2008	$ —	$ 67,071
Unionamerica — Facility A	December 30, 2008	71,259	155,268
Unionamerica — Facility B	December 30, 2008	154	32,622
Knapton	April 20, 2010	21,532	—
Enstar Group — Facility A	December 29, 2010	52,100	—
Enstar Group — Facility B	December 29, 2010	62,900	—
Total long-term bank debt		207,945	254,961
Repurchase Agreements	October 1, 2010	37,333	—
Total loans payable		$245,278	$254,961

Cumberland

In February 2008, our wholly-owned subsidiary, Cumberland Holdings Limited, or Cumberland, entered into a term facility agreement jointly with a London-based bank and a German bank, or the Cumberland Facility. On March 4, 2008, Cumberland drew down AU$215.0 million (approximately $197.5 million) from the Facility A commitment, or Cumberland Facility A, and AU$86.0 million (approximately $79.0 million) from the Facility B commitment, or Cumberland Facility B, to partially fund the Gordian acquisition.

Cumberland had fully repaid Cumberland Facility A as of December 31, 2009.

The interest rate on Cumberland Facility B was LIBOR plus 2.75%. The outstanding Cumberland Facility B loan balance as of December 31, 2009 was AU$74.7 million (approximately $67.1 million). On September 10, 2010, Cumberland fully repaid the remaining outstanding principal and accrued interest on Cumberland Facility B of AU$76.4 million ($70.8 million).

Unionamerica

On December 30, 2008, in connection with the Unionamerica Holdings Limited acquisition, Royston Run-off Limited, or Royston, borrowed the full amount of $184.6 million available under a term facilities agreement, or the Unionamerica Facilities Agreement, with National Australia Bank Limited, or NABL. Of that amount, Royston borrowed $152.6 million under Facility A, or Unionamerica Facility A, and $32.0 million under Facility B, or Unionamerica Facility B. Unionamerica Facility A was partially repaid in December 2010 and, as of December 31, 2010, the remaining outstanding loan balance was $71.3 million compared to $155.3 million as of December 31, 2009. Unionamerica Facility B was fully repaid in December 2010 and, as of December 31, 2010, the remaining outstanding balance of $0.2 million related to accrued interest outstanding. As of December 31, 2009, the outstanding Unionamerica Facility B loan balance was $32.6 million.

The loans are secured by a lien covering all of the assets of Royston. Unionamerica Facility A is repayable within three years from October 3, 2008, the date of the Unionamerica Facilities Agreement. Unionamerica Facility B was repayable within four years from October 3, 2008. On August 4, 2009, Royston entered into an amendment and restatement of the Unionamerica Facilities Agreement pursuant to which: (1) NABL's participation in the original $184.6 million facility was reduced from 100% to 50%, with Barclays Bank PLC providing the remaining 50%; (2) the guarantee provided by us of all of the obligations of Royston under the Unionamerica Facilities Agreement was terminated; and (3) the interest rate on the Facility A portion was reduced from LIBOR plus 3.50% to LIBOR plus 2.75% and the interest rate on the Facility B portion was reduced from LIBOR plus 4.00% to LIBOR plus 3.25%.

During the existence of a payment default, the interest rates will be increased by 1.00%. During the existence of any event of default (as specified in the Unionamerica Facilities Agreement), the lenders may declare that all amounts outstanding under the Unionamerica Facilities Agreement are immediately due and payable, declare that all borrowed amounts be paid upon demand, or proceed against the security. Amounts outstanding under the Unionamerica Facilities Agreement are also subject to acceleration by the lenders in the event of a change of control of Royston, successful application by Royston or certain of its affiliates (other than us) for listing on a stock exchange, or total amounts outstanding under the facilities decreasing below $10.0 million. The Unionamerica Facilities Agreement contains various financial and business covenants for Unionamerica Facilities A and B. As of December 31, 2010, all of the financial covenants relating to the Unionamerica facilities were met. The Flowers Fund has a 30% non-voting equity interest in Royston Holdings Ltd., the direct parent company of Royston.

In January 2011, the accrued interest outstanding of $0.2 million relating to Unionamerica Facility B was settled. In addition, on March 3, 2011, we repaid an additional $40.5 million of the outstanding loan balance of Unionamerica Facility A. As of March 3, 2011, the remaining outstanding loan balance of Unionamerica Facility A, inclusive of accrued interest, was $30.6 million.

Knapton

In April 2010, Knapton Holdings entered into the Knapton Facility, a term facility agreement with a London-based bank. On April 20, 2010, Knapton Holdings drew down $21.4 million from the Knapton Facility to partially fund the acquisition of Knapton. The interest rate on the Knapton Facility is LIBOR plus 2.75%. The Knapton Facility is repayable in three years and is secured by a first charge over Knapton Holding's shares in Knapton. The Knapton Facility contains various financial and business covenants, including limitations on mergers and consolidations involving Knapton Holdings and its subsidiaries. As of December 31, 2010, all of the covenants relating to the Knapton Facility were met and the outstanding loan balance, inclusive of accrued interest, was $21.5 million.

EGL Facility

On July 16, 2010, we entered into the EGL Facility, an unsecured term facility agreement with a London-based bank. On July 19, 2010, we drew down $25.0 million from the EGL Facility to fund the acquisition of PWAC. The EGL Facility accrued interest at an interest rate of LIBOR plus 2.75% and was repayable in three months. It contained various financial and business undertakings. On September 13, 2010, we fully repaid the EGL Facility.

Enstar Group Facility

On December 29, 2010, we, as borrower, and certain of our subsidiaries, as guarantors, borrowed the full amount of $115.0 million available under a term facilities agreement, or the Enstar Facilities Agreement, with Barclays Corporate, as mandated lead arranger, and Barclays Bank PLC, as lender, agent and security agent. Of that amount, we borrowed $52.1 million under Facility A, or Enstar Facility A, and $62.9 million under Facility B, or Enstar Facility B. The drawdown of Enstar Facility B was used to partially fund the obligations of one of our subsidiaries under the CIGNA reinsurance transaction, with the remainder being used for general corporate purposes. The drawdown of Enstar Facility A was used to repay internal group loans. As of December 31, 2010, the remaining outstanding loan balances, inclusive of accrued interest, related to Enstar Facilities A and B were $52.1 million and $62.9 million, respectively.

The loans are secured by a pledge of the shares of certain of our subsidiaries. Both Enstar Facilities A and B must be repaid in three equal annual installments on the anniversary date of the Enstar Facilities Agreement. Interest is payable quarterly and the interest rate on both Enstar Facilities A and B is LIBOR plus 3.00%. The Enstar Facilities Agreement terminates on December 29, 2013.

During the existence of a payment default, the interest rates will be increased by 1.00%. During the existence of any event of default (as specified in the Enstar Facilities Agreement), the lenders may declare that all or a portion of amounts outstanding under the Enstar Facilities Agreement are immediately due and payable, declare that all or a portion of borrowed amounts be paid upon demand, or proceed against the security. The Enstar Facilities Agreement contains various financial and business covenants for Enstar Facilities A and B. As of December 31, 2010, all of the financial covenants relating to the Enstar Facilities A and B were met.

Clarendon Facility

On March 4, 2011, we, through Clarendon Holdings, Inc., entered into a $106.5 million term facility agreement, or the Clarendon Facility, with a London-based bank. The Clarendon Facility provides for a four-year term loan facility, which will be available to be drawn to fund up to 50% of the purchase price of Clarendon. As of March 4, 2011, Clarendon Holdings, Inc. has not borrowed any of the amount available under the Clarendon Facility.

The Clarendon Facility will be secured by a security interest in all of the assets of Clarendon Holdings, Inc., as well as a first priority lien on the stock of both Clarendon Holdings, Inc. and Clarendon. Interest is payable at the end of each interest period chosen by Clarendon Holdings, Inc. or, at the latest, each six months. The interest rate is LIBOR plus 2.75%. The Clarendon Facility is subject to various financial and business covenants, including limitations on mergers and consolidations, restrictions as to disposition of stock and limitations of liens on the stock.

During the existence of any payment default, the interest rate is increased by 1.0%. During the existence of any event of default (as specified in the term facility agreement), the lenders may declare all or a portion of outstanding amounts immediately due and payable, declare all or a portion of borrowed amounts payable upon demand, or proceed against the security. The Clarendon Facility terminates and all amounts borrowed must be repaid on the fourth anniversary of the date the term loan is made.

Share repurchase agreements

On October 1, 2010, we entered into the Repurchase Agreements with three of our executives and certain trusts and a corporation affiliated with the executives to repurchase an aggregate of 800,000 of our ordinary shares at a price of $70.00 per share. We repurchased, in aggregate, 600,000 ordinary shares from Dominic F. Silvester (our Chief Executive Officer and Chairman of the Board of Directors) and a trust of which he and his immediate family are the sole beneficiaries, 100,000 ordinary shares from a trust of which Paul J. O'Shea (our Joint Chief Operating Officer, Executive Vice President and a member of our Board of Directors) and his immediate family are the sole beneficiaries and 100,000 ordinary shares from a corporation owned by a trust of which Nicholas A. Packer (our Joint Chief Operating Officer and Executive Vice President) and his immediate family are the sole beneficiaries. The repurchase transactions closed on October 14, 2010. The aggregate purchase price of $56.0 million is payable by us through promissory notes to the selling shareholders. The annual interest rate for the notes is fixed at 3.5%, and the notes are repayable in three equal installments on December 31, 2010, December 1, 2011 and December 1, 2012. In connection with the Repurchase Agreements, we entered into lock-up agreements with each of Messrs. Silvester, O'Shea and Packer, and their respective family trusts and corporation. The lock-up agreements prohibit future sales and transfers of shares now owned or subsequently acquired for two years from the date of the Repurchase Agreements. On December 31, 2010, we repaid $18.7 million of the promissory notes and $0.4 million of accrued interest.

Aggregate Contractual Obligations

The following table shows our aggregate contractual obligations and commitments by time period remaining to due date as at December 31, 2010. The table does not reflect certain acquisition-related payments potentially due in the future.

	Payment Due by Period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in millions of U.S. dollars)				
Operating Activities					
Estimated gross reserves for loss and loss adjustment expenses(1)	$3,291.3	$610.0	$1,053.2	$572.0	$1,056.1
Operating lease obligations(2)	10.3	3.2	4.6	2.3	0.2
Investing Activities					
Investment commitments(3)	84.7	26.0	34.1	24.6	—
Financing Activities					
Loan repayments (including interest payments)(4)	256.9	156.8	100.1	—	—
Total	$3,643.2	$796.0	$1,192.0	$598.9	$1,056.3

(1) We are obligated to pay claims for specified loss events covered by the insurance and reinsurance contracts we have. Such loss payments represent our most significant future payment obligation. In contrast to our other contractual obligations, our cash payments are not determinable from the terms specified within the underlying contracts. The total amount in the table above reflects our best estimate of our reserve for losses and loss expenses. However, the actual amounts and timing may differ materially. See "— Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Loss and Loss Adjustment Expenses" beginning on page 72 for further information. We have not taken into account corresponding reinsurance recoverable amounts that would be due to us.

(2) We lease office space in a number of locations, with such leases expiring at varying dates. We renew and enter into new leases in the ordinary course of business, as required.

(3) For further details on the terms of our investment commitments, refer to Note 20 to our consolidated financial statements.

(4) For further details on the terms of on our loan repayments, refer to Note 11 to our consolidated financial statements.

We have an accrued liability of approximately $5.6 million for unrecognized tax benefits as of December 31, 2010. We are uncertain as to if or when such amounts may be settled with any tax authorities. Therefore the liability for unrecognized tax benefits is not included in the table above.

Commitments and Contingencies

In 2006, we committed to invest up to $100.0 million in the Flowers Fund. As of December 31, 2010, the capital contributed to the Flowers Fund was $97.1 million, with the remaining commitment being approximately $2.9 million.

As at December 31, 2010, we guaranteed the obligations of two of our subsidiaries in respect of letters of credit issued on their behalf by London-based banks in the amount of £19.5 million (approximately $30.4 million) in respect of capital commitments to Lloyd's Syndicate 2008 and insurance contract requirements of one of the subsidiaries. The guarantees will be triggered should losses incurred by the subsidiaries exceed available cash on hand resulting in the letters of credit being drawn. As at December 31, 2010, we had not recorded any liabilities associated with the guarantees. As of February 28, 2011, our total guarantee has increased to £26.5 million (approximately $41.4 million) in respect of our increased capital commitment to Lloyd's Syndicate 2008.

As at December 31, 2010, we provided guarantees supporting the obligations of one of our subsidiaries in respect of the acquisition, by the subsidiary, of two portfolios of insurance and reinsurance businesses in run-off. The total guarantees provided are approximately $198.4 million and will increase or decrease over time in line with relevant independent actuarial assessments, but will always be subject to an overall maximum cap with respect to reinsurance liabilities.

On September 10, 2008, we made a commitment to invest an aggregate of $100.0 million in J.C. Flowers Fund III L.P., or Fund III. Our commitment may be drawn down by Fund III over approximately the next five years. As of December 31, 2010, the capital contributed to the fund was $18.3 million with the remaining outstanding commitment being $81.7 million. Fund III is a private investment fund advised by J.C. Flowers & Co. LLC. J. Christopher Flowers, a member of our board of directors and one of our largest shareholders, is the Chairman and Chief Executive Officer of J.C. Flowers & Co. LLC. John J. Oros, who served as our Executive Chairman and a member of our board of directors until his resignation on August 20, 2010, is a Managing Director of J.C. Flowers & Co. LLC.

We have made a capital commitment of up to $10.0 million in the GSC European Mezzanine Fund II, LP, or GSC. GSC invests in mezzanine securities of middle and large market companies throughout Western Europe. As of December 31, 2010, the capital contributed to GSC was $9.9 million, with the remaining commitment being $0.1 million.

On November 8, 2010, we, through our wholly-owned subsidiary, Kenmare, entered into a definitive agreement for the purchase of CitiLife Financial Limited from Citigroup Insurance Holding Corporation, an affiliate of Citigroup Inc. The purchase price is €30 million (approximately $40.2 million) and is expected to be financed from available cash on hand. Completion of the transaction is conditioned on, among other things, regulatory approval and satisfaction of various customary closing conditions. The transaction is expected to close in the first quarter of 2011.

On December 22, 2010, we, through our wholly-owned subsidiary, Clarendon Holdings, Inc., entered into a definitive agreement for the purchase of Clarendon for a purchase price of approximately $200 million. The purchase price will be financed in part by a bank loan facility provided by a London-based bank entered into on March 4, 2011 and in part from available cash on hand. Completion of the transaction is conditioned on, among other things, regulatory approval and satisfaction of various customary closing conditions. The transaction is expected to close in the second quarter of 2011.

In February 2011, Lloyd's Syndicate 2008 entered into RITC agreements with two Lloyd's syndicates with total gross insurance reserves of approximately $129.6 million. Our capital commitment to Lloyd's Syndicate 2008 with respect to these two RITC agreements amounted to £21.3 million (approximately $33.3 million).

Off-Balance Sheet and Special Purpose Entity Arrangements

At December 31, 2010, we do not have any off-balance sheet arrangements, as defined by Item 303(a)(4) of Regulation S-K.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK*

Interest Rate Risk

Our balance sheets include a substantial amount of assets and, to a lesser extent, liabilities whose fair values are subject to market risks. Market risk represents the potential for an economic loss due to adverse changes in the fair value of a financial instrument. Our most significant market risks are associated primarily with changes in interest rates and foreign currency exchange rates. The following provides an analysis of the potential effects that these market risk exposures could have on our future earnings.

We have calculated the effect that an immediate parallel shift in the U.S. interest rate yield curve would have on our cash and investments at December 31, 2010. The modeling of this effect was performed on our investments classified as trading and available-for-sale. The results of this analysis are summarized in the table below.

Interest Rate Movement Analysis on Market Value of Investments Classified as Trading and Available-for-Sale

	Interest Rate Shift in Basis Points				
	−50	−25	0	+25	+50
	(in thousands of U.S. dollars)				
Total Market Value	$2,151,944	$2,143,127	$2,134,310	$2,125,493	$2,116,676
Market Value Change from Base	0.8%	0.4%	0%	(0.4)%	(0.8)%
Change in Unrealized Value	$ 17,634	$ 8,817	$ 0	$ 8,817	$ 17,634

As a holder of fixed maturity securities and mutual funds, we also have exposure to credit risk. At December 31, 2010, approximately 59.2% of our fixed maturity investment portfolio was rated AA or higher by a major rating agency.

At December 31, 2010, reinsurance receivables of $398.8 million were associated with two reinsurers and represented 41.5% of reinsurance balances receivable. These reinsurers are rated AA- or higher by a major rating agency. In the event that all or any of the reinsuring companies are unable to meet their obligations under existing reinsurance agreements, we will be liable for such defaulted amounts.

Effects of Inflation

We do not believe that inflation has had a material effect on our consolidated results of operations. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the anticipated effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

Foreign Currency Risk

Through our subsidiaries located in various foreign countries, we conduct our insurance and reinsurance operations in a variety of non-U.S. currencies. As the functional currency for the majority of our subsidiaries is the U.S. dollar, fluctuations in foreign currency exchange rates related to these subsidiaries will have a direct impact on the valuation of our assets and liabilities denominated in local currencies. All changes in foreign exchange rates, with the exception of non-U.S. dollar denominated investments classified as available-for-sale, are recognized currently in foreign exchange gains (losses) in our consolidated statements of earnings.

Certain of our subsidiaries have the Australian dollar as their functional currency. Fluctuations in foreign currency exchange rates related to these subsidiaries have a direct impact on the valuation of their assets and liabilities denominated in local currencies. All changes in foreign exchange rates, with the exception of our U.S. dollar denominated investments classified as available-for-sale held by our Australian subsidiaries, are recognized currently in foreign exchange gains (losses) in our consolidated statements of earnings.

Our foreign currency policy is to broadly manage, where possible, our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with assets that are denominated in such currencies, subject to regulatory constraints, and to selectively use foreign currency exchange contracts. The matching process is carried out quarterly in arrears and therefore any mismatches occurring in the period may give rise to foreign exchange gains and losses, which could adversely affect our operating results. We are, however, required to maintain assets in non-U.S. dollars to meet certain local country branch and regulatory requirements, which restricts our ability to manage these exposures through the matching of our assets and liabilities. In October 2010, we also entered into a foreign currency forward exchange contract pursuant to which we will sell AU$45.0 million for $42.5 million on June 30, 2011.

Regarding our investments, we are currently exposed to currency fluctuations through our investments in respect of: 1) non-U.S. dollar fixed maturities held by our subsidiaries whose functional currency is U.S. dollars; and 2) non-Australian dollar fixed maturities held by our subsidiaries whose functional currency is Australian dollars. The unrealized foreign exchange gains (losses) arising from non-Australian fixed maturities classified as available-for-sale are recorded in accumulated other comprehensive income in our shareholders' equity.

The tables below summarize our gross and net exposure as of December 31, 2010 and 2009 to foreign currencies for our subsidiaries whose functional currency is U.S. dollars:

2010	GBP	Euro	AUD	CDN	Other	Total
			(in millions of U.S. dollars)			
Total assets	$751.1	$270.9	$ 57.6	$58.7	$48.7	$1,187.0
Total liabilities	795.7	267.7	82.7	41.5	31.6	1,219.2
Net foreign currency exposure	$ (44.6)	$ 3.2	$(25.1)	$17.2	$17.1	$ (32.2)
Pre-tax impact of a 10% movement of the U.S. dollar(1)	$ (4.4)	$ 0.3	$ (2.5)	$ 1.7	$ 1.7	$ (3.2)

(1) Assumes 10% change in U.S. dollar relative to other currencies

2009	GBP	Euro	AUD	CDN	Other	Total
			(in millions of U.S. dollars)			
Total assets	$572.0	$225.3	$57.4	$64.2	$23.1	$942.0
Total liabilities	536.1	181.8	40.9	41.4	20.8	821.0
Net foreign currency exposure	$ 35.9	$ 43.5	$16.5	$22.8	$ 2.3	$121.0
Pre-tax impact of a 10% movement of the U.S. dollar(1)	$ 3.6	$ 4.4	$ 1.6	$ 2.3	$ 0.2	$ 12.1

(1) Assumes 10% change in U.S. dollar relative to other currencies

The tables below summarize our gross and net exposure as of December 31, 2010 and 2009 to foreign currencies for our subsidiaries whose functional currency is Australian dollars:

2010	GBP	Euro	USD	CDN	Other	Total
			(in millions of U.S. dollars)			
Total assets	$ 5.3	$ 5.1	$128.9	$ 0.1	$2.4	$141.8
Total liabilities	8.2	7.0	73.2	0.8	0.1	89.3
Net foreign currency exposure	$(2.9)	$(1.9)	$ 55.7	$(0.7)	$2.3	$ 52.5
Pre-tax impact of a 10% movement of the Australian dollar(1)	$(0.3)	$(0.2)	$ 5.6	$ —	$0.2	$ 5.3

(1) Assumes 10% change in Australian dollar relative to other currencies

2009	GBP	Euro	USD	CDN	Other	Total
			(in millions of U.S. dollars)			
Total assets	$16.0	$ 5.3	$204.5	$(0.1)	$2.3	$228.0
Total liabilities	11.2	12.4	115.3	0.2	0.3	139.4
Net foreign currency exposure	$ 4.8	$ (7.1)	$ 89.2	$(0.3)	$2.0	$ 88.6
Pre-tax impact of a 10% movement of the Australian dollar[1]	$ 0.5	$ (0.7)	$ 8.9	$ —	$0.2	$ 8.9

(1) Assumes 10% change in Australian dollar relative to other currencies

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Enstar Group Limited

We have audited the accompanying consolidated balance sheets of Enstar Group Limited and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2010, 2009 and 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Enstar Group Limited and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company adopted the new guidance issued by the United States Financial Accounting Standards Board on the accounting for noncontrolling interests.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche

Hamilton, Bermuda
March 4, 2011

ENSTAR GROUP LIMITED

CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2009

	2010	2009
	(expressed in thousands of U.S. dollars, except share data)	
ASSETS		
Short-term investments, available-for-sale, at fair value (amortized cost: 2010 — $7,209; 2009 — $45,046)	$ 7,263	$ 45,206
Short-term investments, held-to-maturity, at amortized cost (fair value: 2010 — $nil; 2009 — $159,333)	—	159,210
Short-term investments, trading, at fair value	507,978	—
Fixed maturities, available-for-sale, at fair value (amortized cost: 2010 — $1,068,540; 2009 — $69,976)	1,094,947	69,892
Fixed maturities, held-to-maturity, at amortized cost (fair value: 2010 — $nil; 2009 — $1,169,934)	—	1,152,330
Fixed maturities, trading, at fair value	524,122	88,050
Equities, trading, at fair value	60,082	24,503
Other investments, at fair value	234,714	81,801
Total investments	2,429,106	1,620,992
Cash and cash equivalents	799,154	1,266,445
Restricted cash and cash equivalents	656,200	433,660
Accrued interest receivable	19,980	16,108
Accounts receivable	24,790	17,657
Income taxes recoverable	7,968	3,277
Reinsurance balances receivable	961,442	638,262
Funds held by reinsured companies	274,699	68,660
Investment in partly owned company	—	20,850
Goodwill	21,222	21,222
Other assets	41,343	63,709
TOTAL ASSETS	$5,235,904	$4,170,842
LIABILITIES		
Losses and loss adjustment expenses	$3,291,275	$2,479,136
Reinsurance balances payable	231,435	162,576
Accounts payable and accrued liabilities	94,390	60,878
Income taxes payable	50,075	51,854
Loans payable	245,278	254,961
Other liabilities	107,630	85,285
TOTAL LIABILITIES	4,020,083	3,094,690
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Share capital		
Authorized issued and fully paid, par value $1 each (authorized 2010: 156,000,000; 2009: 156,000,000)		
Ordinary shares (issued and outstanding 2010: 12,940,021; 2009: 13,580,793)	12,940	13,581
Non-voting convertible ordinary shares (issued 2010: 2,972,892; 2009: 2,972,892)	2,973	2,973
Treasury shares at cost (non-voting convertible ordinary shares 2010: 2,972,892; 2009: 2,972,892)	(421,559)	(421,559)
Additional paid-in capital	667,907	721,120
Accumulated other comprehensive income	35,017	8,709
Retained earnings	651,143	477,057
Total Enstar Group Limited Shareholders' Equity	948,421	801,881
Noncontrolling interest	267,400	274,271
TOTAL SHAREHOLDERS' EQUITY	1,215,821	1,076,152
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,235,904	$4,170,842

See accompanying notes to the consolidated financial statements

ENSTAR GROUP LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(expressed in thousands of U.S. dollars, except share and per share data)		
INCOME			
Consulting fees	$ 23,015	$ 16,104	$ 25,151
Net investment income	99,906	81,371	26,601
Net realized and unrealized gains (losses)	13,137	4,237	(1,655)
	136,058	101,712	50,097
EXPENSES			
Net reduction in ultimate loss and loss adjustment expense liabilities:			
Reduction in estimates of net ultimate losses	(278,065)	(274,825)	(161,437)
Reduction in provisions for bad debt	(49,556)	(11,718)	(36,136)
Reduction in provisions for unallocated loss adjustment expense liabilities	(39,651)	(50,412)	(69,056)
Amortization of fair value adjustments	55,438	77,328	24,525
	(311,834)	(259,627)	(242,104)
Salaries and benefits	86,677	68,454	56,270
General and administrative expenses	59,201	46,902	53,357
Interest expense	10,253	17,583	23,370
Net foreign exchange (gain) loss	(398)	23,787	14,986
	(156,101)	(102,901)	(94,121)
EARNINGS BEFORE INCOME TAXES AND SHARE OF NET EARNINGS (LOSS) OF PARTLY OWNED COMPANY	292,159	204,613	144,218
INCOME TAXES	(87,132)	(27,605)	(46,854)
SHARE OF NET EARNINGS (LOSS) OF PARTLY OWNED COMPANY	10,704	—	(201)
EARNINGS BEFORE EXTRAORDINARY GAIN	215,731	177,008	97,163
Extraordinary gain — Negative goodwill	—	—	50,280
NET EARNINGS	215,731	177,008	147,443
Less: Net earnings attributable to noncontrolling interest (including share of extraordinary gain of $nil, $nil and $15,084, respectively)	(41,645)	(41,798)	(65,892)
NET EARNINGS ATTRIBUTABLE TO ENSTAR GROUP LIMITED	$ 174,086	$ 135,210	$ 81,551
EARNINGS PER SHARE — BASIC:			
Earnings before extraordinary gain attributable to Enstar Group Limited ordinary shareholders	$ 12.91	$ 10.01	$ 3.67
Extraordinary gain attributable to Enstar Group Limited ordinary shareholders	—	—	2.78
Net earnings attributable to Enstar Group Limited ordinary shareholders	$ 12.91	$ 10.01	$ 6.45
EARNINGS PER SHARE — DILUTED:			
Earnings before extraordinary gain attributable to Enstar Group Limited ordinary shareholders	$ 12.66	$ 9.84	$ 3.59
Extraordinary gain attributable to Enstar Group Limited ordinary shareholders	—	—	2.72
Net earnings attributable to Enstar Group Limited ordinary shareholders	$ 12.66	$ 9.84	$ 6.31
Weighted average ordinary shares outstanding — basic	13,489,221	13,514,207	12,638,333
Weighted average ordinary shares outstanding — diluted	13,751,256	13,744,661	12,921,475
AMOUNTS ATTRIBUTABLE TO ENSTAR GROUP LIMITED ORDINARY SHAREHOLDERS:			
Earnings before extraordinary gain	$ 174,086	$ 135,210	$ 46,355
Extraordinary gain — Negative goodwill	—	—	35,196
Net earnings	$ 174,086	$ 135,210	$ 81,551

See accompanying notes to the consolidated financial statements

ENSTAR GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(expressed in thousands of U.S. dollars)		
NET EARNINGS	$215,731	$177,008	$147,443
Other comprehensive income:			
Unrealized holding gains (losses) on investments arising during the period	19,722	(3,332)	8,525
Reclassification adjustment for net realized and unrealized (gains) losses included in net earnings	(13,137)	(4,237)	1,655
Increase in defined benefit pension liability	(1,000)	—	—
Currency translation adjustment	32,077	69,833	(66,411)
Total other comprehensive income (loss)	37,662	62,264	(56,231)
Comprehensive income	253,393	239,272	91,212
Less comprehensive income attributable to noncontrolling interest	(53,000)	(64,483)	(46,567)
COMPREHENSIVE INCOME ATTRIBUTABLE TO ENSTAR GROUP LIMITED	$200,393	$174,789	$ 44,645

See accompanying notes to the consolidated financial statements

ENSTAR GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(expressed in thousands of U.S. dollars)		
Share Capital — Ordinary Shares			
Balance, beginning of year	$ 13,581	$ 13,334	$ 11,920
Issue of shares	80	170	1,375
Shares repurchased	(800)	—	—
Share awards granted/vested	79	77	39
Balance, end of year	$ 12,940	$ 13,581	$ 13,334
Share Capital — Non-Voting Convertible Ordinary Shares			
Balance, beginning and end of year	$ 2,973	$ 2,973	$ 2,973
Treasury Shares			
Balance, beginning and end of year	$(421,559)	$(421,559)	$(421,559)
Additional Paid-in Capital			
Balance, beginning of year	$ 721,120	$ 709,485	$ 590,934
Equity attributable to Enstar Group Limited on acquisition of noncontrolling shareholders' interest in subsidiary	(3,229)	2,716	—
Issue of shares	514	5,352	115,392
Shares repurchased	(55,200)	—	—
Share awards granted/vested	3,202	3,567	2,551
Amortization of share awards	1,500	—	608
Balance, end of year	$ 667,907	$ 721,120	$ 709,485
Accumulated Other Comprehensive Income (Loss) Attributable to Enstar Group Limited			
Balance, beginning of year	$ 8,709	$ (30,871)	$ 6,035
Foreign currency translation adjustments	22,476	48,939	(47,086)
Increase in defined benefit pension liability	(1,000)	—	—
Net movement in unrealized holding gains (losses) on investments	4,832	(9,359)	10,180
Balance, end of year	$ 35,017	$ 8,709	$ (30,871)
Retained Earnings			
Balance, beginning of year	$ 477,057	$ 341,847	$ 260,296
Net earnings attributable to Enstar Group Limited	174,086	135,210	81,551
Balance, end of year	$ 651,143	$ 477,057	$ 341,847
Noncontrolling Interest			
Balance, beginning of year	$ 274,271	$ 256,022	$ 63,437
Return of capital	(39,381)	(38,010)	—
Contribution of capital	28,742	—	161,409
Equity attributable to noncontrolling interest on acquisition of noncontrolling shareholders' interest in subsidiary	—	(7,244)	—
Dividends paid	(49,232)	(980)	(15,392)
Net earnings attributable to noncontrolling interest	41,645	41,798	65,892
Foreign currency translation adjustments	9,602	20,894	(19,324)
Net movement in unrealized holding gains on investments	1,753	1,791	—
Balance, end of year	$ 267,400	$ 274,271	$ 256,022

See accompanying notes to the consolidated financial statements

ENSTAR GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(expressed in thousands of U.S. dollars)		
OPERATING ACTIVITIES:			
Net earnings	$ 215,731	$ 177,008	$ 147,443
Adjustments to reconcile net earnings to cash flows provided by operating activities:			
Negative goodwill	—	—	(50,280)
Share of undistributed net (earnings) loss of partly owned company	(10,704)	—	201
Net realized and unrealized investment (gain) loss	(13,137)	(4,237)	1,655
Share of net (gain) loss from other investments	(18,645)	(5,157)	85,157
Share-based compensation expense	1,562	—	608
Other items	(550)	6,765	7,656
Depreciation and amortization	1,516	1,138	808
Amortization of bond premiums and discounts	10,275	5,926	(1,278)
Net movement of trading securities held on behalf of policyholders	44,766	28,054	207,132
Sales and maturities of trading securities	563,729	13,289	—
Purchases of trading securities	(1,406,547)	(17,598)	—
Changes in assets and liabilities:			
Reinsurance balances receivable	(13,899)	70,166	24,270
Other assets	(186,247)	(877)	45,301
Losses and loss adjustment expenses	150,009	(504,378)	(268,333)
Reinsurance balances payable	19,175	(28,268)	(74,042)
Accounts payable and accrued liabilities	18,557	11,428	(11,349)
Other liabilities	15,198	48,686	42,238
Net cash flows (used in) provided by operating activities	(609,211)	(198,055)	157,187
INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	$ 173,740	$ 67,804	$ 254,613
Purchase of available-for-sale securities	—	(222,891)	(212,342)
Sales and maturities of available-for-sale securities	347,214	688,180	263,299
Purchase of held-to-maturity securities	(780,889)	(873,679)	—
Sales and maturity of held-to-maturity securities	786,651	186,092	136,305
Movement in restricted cash and cash equivalents	(187,025)	(85,005)	(141,475)
Funding of other investments	(116,720)	(17,863)	(33,488)
Purchase of investment in partly owned company	—	—	(21,387)
Sale of investment in partly owned company	31,554	—	—
Other investing activities	(1,064)	(2,452)	(463)
Net cash flows provided by (used in) investing activities	253,461	(259,814)	245,062
FINANCING ACTIVITIES:			
Distribution of capital to noncontrolling interest	$ (39,381)	$ (38,990)	$ (27,146)
Contribution to surplus of subsidiary by noncontrolling interest	28,742	—	163,848
Dividends paid to noncontrolling interest	(49,231)	—	—
Receipt of loans	161,400	—	572,791
Repayment of loans	(226,227)	(163,490)	(200,301)
Proceeds from issuance of ordinary shares	—	2,796	115,392
Net cash flows (used in) provided by financing activities	(124,697)	(199,684)	624,584
TRANSLATION ADJUSTMENT	13,156	57,452	(155,524)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(467,291)	(600,101)	871,309
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,266,445	1,866,546	995,237
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 799,154	$1,266,445	$1,866,546

Supplemental Cash Flow Information			
Net income taxes paid	$ 73,368	$ 20,143	$ 6,195
Interest paid	$ 10,404	$ 11,846	$ 14,853

See accompanying notes to the consolidated financial statements

1. DESCRIPTION OF BUSINESS

Enstar Group Limited ("Enstar" or the "Company") was formed in August 2001 under the laws of Bermuda to acquire and manage insurance and reinsurance companies in run-off and portfolios of insurance and reinsurance business in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation — The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The major estimates reflected in the Company's financial statements include, but are not limited to, the reserves for losses and loss adjustment expenses and reinsurance balances receivable.

Basis of consolidation — The consolidated financial statements include the assets, liabilities and results of operations of the Company as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008. Results of operations for subsidiaries acquired are included from the dates of their acquisition by the Company. Intercompany transactions are eliminated on consolidation.

Cash and cash equivalents — The Company considers all highly liquid debt instruments purchased with an initial maturity of ninety-two days or less to be cash and cash equivalents.

Investments —

a) Short-term investments: Short-term investments comprise securities with a maturity greater than ninety-two days but less than one year from the date of purchase. Short-term investments classified as available-for-sale are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of accumulated other comprehensive income. Short-term investments classified as held-to-maturity are carried at purchase cost adjusted for amortization of premiums and discounts. Short-term investments classified as trading are carried at fair value, with realized and unrealized holding gains and losses included in net earnings and reported as net realized and unrealized gains and losses. Amortization expenses derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the debt securities using an effective yield method. Realized gains and losses on the sale of investments are based upon specific identification of the cost of investments. For mortgage-backed and asset-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised on a regular basis.

b) Fixed maturities: Debt securities classified as held-to-maturity investments are carried at purchase cost adjusted for amortization of premiums and discounts. Debt investments classified as trading securities are carried at fair value, with realized and unrealized holding gains and losses included in net earnings and reported as net realized and unrealized gains and losses. Debt securities classified as available-for-sale are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of accumulated other comprehensive income. Amortization expenses derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the debt securities using an effective yield method. Realized gains and losses on the sale of investments are based upon specific identification of the cost of investments. For mortgage-backed and asset backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised on a regular basis.

c) Equity securities: Equity investments are classified as trading securities and are carried at fair value with realized and unrealized holding gains and losses included in net earnings and reported as net realized and unrealized gains and losses.

d) Other investments: Other investments include investments in limited partnerships and limited liability companies (collectively "private equities"), bond and hedge funds which value their investments at fair value. The Company has no significant influence and does not participate in the management of these investments. Other investments are accounted for at estimated fair values, determined by the Company's proportionate share of the net asset value of the investee reduced by any impairment charges. The Company records movement in the value of its other investments through earnings. Significant estimates are involved in the valuation of other investments. Because of the inherent uncertainty of valuation, the estimates of fair value may differ significantly from the values that would have been used had a ready market for the other investments existed. The differences could be significant.

Investments classified as held-to-maturity and available-for-sale are reviewed quarterly to determine if they have sustained an impairment of value that is considered to be other than temporary. The process includes reviewing each fixed maturity investment that is impaired and: (1) determining if the Company has the intent to sell the fixed maturity investment; (2) determining if it is more likely than not that the Company will be required to sell the fixed maturity investment before its anticipated recovery; and (3) assessing whether a credit loss exists, that is, where the Company expects that the present value of the cash flows expected to be collected from the fixed maturity investment are less than the amortized cost basis of the investment. In evaluating credit losses, the Company considers a variety of factors in the assessment of a fixed maturity investment including: (1) the time period during which there has been a significant decline below cost; (2) the extent of the decline below cost and par; (3) the potential for the fixed maturity investment to recover in value; (4) an analysis of the financial condition of the issuer; (5) the rating of the issuer; and (6) failure of the issuer of the fixed maturity investment to make scheduled interest or principal payments. If management concludes a security is other-than-temporarily impaired ("OTTI") then the difference between the fair value and the amortized cost of the security is presented as an OTTI charge in the consolidated statements of earnings, with an offset for any noncredit-related loss component of the OTTI charge to be recognized in other comprehensive income. Accordingly, only the credit loss component of the OTTI amount will have an impact on the Company's earnings. Realized gains and loss on sales of investments classified as available-for-sale and trading securities are recognized in the consolidated statements of earnings. Investment purchases and sales are recorded on a trade-date basis.

Derivative instruments — The Company may enter into derivative instruments such as futures, options, interest rate swaps and foreign currency forward contracts as part of its overall foreign currency risk management strategy or to obtain exposure to a particular financial market and for yield enhancement. All derivative instruments are measured at fair value and recognized as either assets or liabilities in the consolidated balance sheets. Change in fair value and realized gains or losses on derivative instruments are recorded in the consolidated statements of earnings.

Investment in partly owned company — An investment in a partly owned company, in which the Company has significant influence, is carried on the equity basis whereby the investment is initially recorded at cost and adjusted to reflect the Company's share of after-tax earnings or losses and unrealized investment gains and losses and reduced by dividends.

Loss and loss adjustment expenses — The liability for loss and loss adjustment expenses includes an amount determined from loss reports and individual cases and an amount, based on historical loss experience and industry statistics, for losses incurred but not reported. These estimates are continually reviewed and are necessarily subject to the impact of future changes in such factors as claim severity and frequency. While management believes that the amount is adequate, the ultimate liability may be significantly in excess of, or less than, the amounts provided. Adjustments will be reflected as part of net increase or reduction in loss and loss adjustment expense liabilities in the periods in which they become known. Premium and commission adjustments may be triggered by incurred losses and any amounts are reflected in net loss and loss adjustment expense liabilities at the same time the related incurred loss is recognized.

The Company's insurance and reinsurance subsidiaries establish provisions for loss adjustment expenses relating to run-off costs for the estimated duration of the run-off. These provisions are assessed at each reporting date and provisions relating to future periods are adjusted to reflect any changes in estimates of the periodic run-off costs or the duration of the run-off. Provisions relating to the current period together with any adjustments to future run-off provisions are included in loss and loss adjustment expenses in the consolidated statements of earnings.

Reinsurance balances receivable — Amounts receivable from reinsurers are estimated in a manner consistent with the loss reserve associated with the underlying policy.

Retroactive reinsurance contracts — Premiums on ceded retroactive contracts are earned upon inception of the contract with corresponding reinsurance recoverable established for the amount of reserves ceded. The initial gain, if applicable, is deferred and amortized into income over an actuarially determined expected payout period.

Consulting fee income — Fixed fee income is recognized in accordance with the term of the agreements. Fees based on hourly charge rates are recognized as services are provided. Performance fees are recognized when all of the contractual requirements specified in the agreement are met.

Foreign currencies — At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the Company are adjusted to reflect the current exchange rate. Revenue and expense items are translated into U.S. dollars at average rates of exchange for the applicable year. The resulting exchange gains or losses are included in net earnings.

Assets and liabilities of subsidiaries are translated into U.S. dollars at the year-end rates of exchange. Revenues and expenses of subsidiaries are translated into U.S. dollars at the average rates of exchange for the applicable year.

The resultant translation adjustment for self-sustaining subsidiaries is classified as a separate component of other comprehensive income and for integrated operations is included in net earnings.

Earnings per share — Basic earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net earnings available to ordinary shareholders divided by the weighted average number of ordinary and ordinary share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

Acquisitions — Goodwill represents the excess of the purchase price over the fair value of the net assets received related to the acquisition of Enstar Limited (formerly "Castlewood Limited") by Enstar in 2001. The Company performed an initial valuation of its goodwill assets and updates this analysis on an annual basis. If, as a result of the assessment, the Company determines the value of its goodwill asset is impaired, goodwill is written down in the period in which the determination is made. An annual impairment valuation has concluded that there is no impairment to the value of the Company's goodwill asset. Negative goodwill arises where the fair value of net assets acquired exceeds the purchase price of those acquired assets and has been recognized as an extraordinary gain.

Stock based compensation — Compensation costs related to share-based payment transactions are recognized in the financial statements based on the grant date fair value of the award. On May 23, 2006, Enstar entered into an agreement and plan of merger and a recapitalization agreement. As a result of the execution of these agreements, the accounting treatment for share-based awards issued under Enstar's employee share plan changed from book value to fair value.

Adoption of New Accounting Standards

In June 2009, the United States Financial Accounting Standards Board ("FASB") established the Accounting Standards Codification ("the Codification") as the source of authoritative U.S. GAAP for non-governmental entities, in addition to guidance issued by the U.S. Securities and Exchange Commission ("SEC"). The Codification supersedes all then-existing, non-SEC accounting and reporting standards and reorganizes existing U.S. GAAP into authoritative accounting topics and sub-topics. The Company adopted the Codification as of September 30, 2009, and it impacted the Company's disclosures by eliminating all references to pre-Codification standards.

The Company adopted the new guidance issued by FASB on the accounting for noncontrolling interests, effective January 1, 2009. The new guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest that should be reported as equity in the consolidated financial statements. The new guidance requires consolidated net income to be reported at the amounts that include the amounts attributable to both the parent and the noncontrolling interest. The new guidance also establishes a method of accounting for changes in a parent's ownership interest in a subsidiary that results in deconsolidation. The presentation and disclosure of the new guidance have been applied retrospectively for all periods presented.

In January 2010, the Company adopted the revised guidance issued by FASB for the consolidation of variable interest entities. The revised guidance requires an entity to perform an analysis to determine whether the entity's variable interest or interests give it a controlling financial interest in a variable interest entity. It prescribes the determination of whether a reporting entity is required to consolidate another entity based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. The adoption of the revised guidance did not have any impact on the consolidated financial statements.

The Company adopted the revised guidance issued by FASB for the accounting for transfers of financial assets in January 2010. The revised guidance eliminates the concept of a "qualifying special-purpose entity"; changes the requirements for derecognizing financial assets; and enhances information reported to financial statement users by increasing the transparency of disclosures about transfers of financial assets and an entity's continuing involvement with transferred financial assets. The adoption of the revised guidance did not have any impact on the consolidated financial statements.

In January 2010, the Company adopted the revised guidance issued by FASB for the disclosures about fair value measurements. The revised guidance requires additional disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The revised guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The revised guidance is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the revised guidance did not have a material impact on the consolidated financial statements.

In February, 2010, FASB amended its guidance on subsequent events in order to alleviate potential conflicts between FASB's guidance and the SEC's filing requirements. Companies filing periodic reports with the SEC are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately upon issuance. The adoption of this guidance had no impact on the Company's results of operations or financial condition. While the Company's consolidated financial statements no longer disclose the date through which it has evaluated subsequent events, the Company continues to be required to evaluate subsequent events through the date when its financial statements are issued.

Recently Issued Accounting Standards Not Yet Adopted

In December 2010, FASB provided additional guidance for performing Step 1 of the test for goodwill impairment when an entity has reporting units with zero or negative carrying values. Under the new guidance, Step 2 of the goodwill impairment test must be performed when adverse qualitative factors indicate that goodwill is more likely than not impaired. This guidance will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the revised guidance will not have a material impact on the consolidated financial statements.

In December 2010, FASB issued new guidance specifying that if a public entity presents comparative financial statements, the entity should disclose, in its supplementary pro-forma information, revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The new guidance is effective prospectively for business combinations that are consummated in fiscal years beginning on or after December 15, 2010, with earlier application permitted. The adoption of the revised guidance will not have a material impact on the consolidated financial statements.

On October 1, 2010, the Company adopted new guidance issued by FASB requiring disclosures about the nature of credit risk in financing receivables and how that risk is analyzed in determining the related allowance for credit losses, as well as details on changes in the allowance for credit losses during the reporting period. Additional disclosures with respect to this guidance have been provided in Note 8.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its consolidated financial statements, or do not apply to its operations.

3. ACQUISITIONS

The Company accounts for acquisitions using the purchase method of accounting, which requires that the acquirer record the assets and liabilities acquired at their estimated fair value. The fair values of reinsurance assets and liabilities acquired are derived from probability weighted ranges of the associated projected cash flows, based on actuarially prepared information and management's run-off strategy. Any amendment to the fair values resulting from changes in such information or strategy will be recognized when the changes occur.

2008

Guildhall

On February 29, 2008, the Company completed the acquisition of Guildhall Insurance Company Limited ("Guildhall"), a U.K.-based reinsurance company that has been in run-off since 1986, for total purchase price of approximately £33.4 million (approximately $65.9 million). The purchase price was financed by the drawdown of approximately £16.5 million (approximately $32.5 million) from a facility loan agreement with a London-based bank; approximately £5.0 million (approximately $10.0 million) from J.C. Flowers II, L.P. (the "Flowers Fund"), by way of non-voting equity participation; and the balance of approximately £11.9 million (approximately $23.5 million) from available cash on hand. In September 2008, the facility loan was repaid in full.

The purchase price and fair value of the assets acquired in the Guildhall acquisition were as follows:

Purchase price	$65,571
Direct costs of acquisition	303
Total purchase price	$65,874
Net assets acquired at fair value	$65,874

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Cash	$104,888
Restricted cash	4,106
Accounts receivable and accrued interest	4,631
Reinsurance balances receivable	33,298
Losses and loss adjustment expenses	(79,107)
Accounts payable	(1,942)
Net assets acquired at fair value	$ 65,874

Gordian

On March 5, 2008, the Company completed the acquisition of AMP Limited's Australian-based closed reinsurance and insurance operations ("Gordian"). The total purchase price was approximately AU$436.9 million (approximately $405.4 million) and was financed by approximately AU$301.0 million (approximately $276.5 million), including an arrangement fee of AU$4.5 million (approximately $4.2 million), from bank financing provided jointly by a London-based bank and a German bank (the Flowers Fund is a significant shareholder of the German bank); approximately AU$41.6 million (approximately $39.5 million) from the Flowers Fund, by way of non-voting equity participation; and approximately AU$98.7 million (approximately $93.6 million) from available cash on hand. In September 2010, the facility was repaid in full.

The purchase price and fair value of the assets acquired in the Gordian acquisition were as follows:

Purchase price	$401,086
Direct costs of acquisition	4,326
Total purchase price	$405,412
Net assets acquired at fair value	$455,692
Excess of net assets over purchase price (negative goodwill)	$ 50,280
Less noncontrolling interests share of negative goodwill	(15,084)
Negative goodwill attributable to the Company	$ 35,196

The negative goodwill arose primarily as a result of income earned by Gordian between the date of the balance sheet on which the agreed purchase price was based, June 30, 2007, and the date the acquisition closed, March 5, 2008, and the desire of the vendors to achieve a substantial reduction in regulatory capital requirements and therefore to dispose of Gordian at a discount to fair value.

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 341,879
Restricted cash	28,237
Investments:	
Short-term investments, available-for-sale	50,930
Fixed maturities, available-for-sale	416,355
Other investments	35,354
Total investments	502,639
Accounts receivable and accrued interest	31,253
Reinsurance balances receivable	99,645
Losses and loss adjustment expenses	(509,638)
Insurance and reinsurance balances payable	(22,660)
Accounts payable	(15,663)
Net assets acquired at fair value	$ 455,692

Seaton and Stonewall

On June 13, 2008, the Company's indirect subsidiary, Virginia Holdings Ltd. ("Virginia"), completed the acquisition of 44.4% of the outstanding capital stock of Stonewall Acquisition Corporation ("Stonewall") from Dukes Place Holdings, L.P., a portfolio company of GSC European Mezzanine Fund II, L.P. At that time, Stonewall Acquisition Corporation was the parent of two Rhode Island-domiciled insurers, Stonewall Insurance Company and Seaton Insurance Company, both of which are in run-off. The total purchase price of $21.4 million was funded from available cash on hand.

The purchase price of the Company's 44.4% share of Stonewall and the fair value of the assets acquired were as follows:

Purchase price	$20,444
Direct costs of acquisition	987
Total purchase price	$21,431
Net assets acquired at fair value	$21,431

The following summarizes the Company's 44.4% share of the estimated fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Cash	$ 17,873
Investments:	
Short-term investments, available-for-sale	1,302
Fixed maturities, available-for-sale	37,917
Equities	425
Other investments	604
Total investments	40,248
Reinsurance balances receivable	187,964
Losses and loss adjustment expenses	(217,044)
Insurance and reinsurance balances payable	(3,049)
Accounts payable	(4,561)
Net assets acquired at fair value	$ 21,431

Stonewall entered into a definitive agreement on December 3, 2009 for the sale of its shares in Stonewall Insurance Company to Columbia Insurance Company, an affiliate of National Indemnity Company (an indirect subsidiary of Berkshire Hathaway, Inc.), for a sale price of $56.0 million, subject to certain post-closing purchase price adjustments that brought the total consideration received to $60.4 million. The transaction received the required regulatory approval on March 31, 2010 and subsequently closed on April 7, 2010. The proceeds received by Stonewall and certain other assets were later distributed between Dukes Place Holdings, L.P. and Virginia.

Goshawk

On June 20, 2008, the Company, through its wholly-owned subsidiary, Enstar Acquisitions Limited ("EAL"), announced a cash offer to all of the shareholders of Goshawk Insurance Holdings Plc ("Goshawk"), at 5.2 pence (approximately $0.103) for each share (the "Offer"), conditioned on, among other things, receiving acceptance from shareholders owning 90% of the shares of Goshawk. Goshawk owns Rosemont Reinsurance Limited, a Bermuda-based reinsurer that wrote primarily property and marine business, which was placed into run-off in October 2005. The Offer valued Goshawk at approximately £45.7 million in the aggregate.

On July 17, 2008, after acquiring more than 30% of the shares of Goshawk through market purchases, EAL was obligated to remove all of the conditions of the Offer except for receipt of acceptances from shareholders owning 50% of the shares of Goshawk. On July 25, 2008, the acceptance condition was met and the Offer became unconditional. On August 19, 2008, the Offer closed with shareholders representing approximately 89.44% of Goshawk accepting the Offer for total consideration of £40.9 million (approximately $80.9 million).

The total purchase price of approximately $82.0 million was financed by a drawdown of $36.1 million from a credit facility provided by a London-based bank, a contribution of $11.7 million of the acquisition price from the Flowers Fund, by way of non-voting equity participation, and the remainder from available cash on hand.

In connection with the acquisition, Goshawk's existing bank loan of $16.3 million was refinanced by the drawdown of $12.2 million (net of fees) from a credit facility provided by a London-based bank and $4.1 million from the Flowers Fund. On December 22, 2009, the outstanding principal and interest on the Goshawk facility was fully repaid.

The purchase price of the Company's 89.44% share of Goshawk and the fair value of the assets acquired were as follows:

Purchase price	$80,861
Direct costs of acquisition	1,106
Total purchase price	$81,967
Net assets acquired at fair value	$81,967

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$159,301
Reinsurance balances receivable	32,532
Other assets	15,703
Losses and loss adjustment expenses	(80,051)
Insurance and reinsurance balances payable	(20,634)
Accounts payable	(24,884)
Net assets acquired at fair value	$ 81,967

On November 26, 2009, the Company acquired an additional 10.01% of the outstanding shares of Goshawk that it did not previously own, for a purchase price of approximately $4.7 million. The Company has accounted for the acquisition of the shares in accordance with the provisions of the Consolidation topic of the Codification. The Company now owns 99.45% of Goshawk's outstanding shares.

EPIC

On August 14, 2008, the Company completed the purchase of all of the outstanding capital stock of Electricity Producers Insurance Company (Bermuda) Limited ("EPIC") for a total purchase price of approximately £36.8 million (approximately $69.0 million). The purchase price was financed by approximately $32.8 million from a credit facility provided by a London-based bank; approximately $10.2 million from the Flowers Fund, by way of non-voting equity participation; and the remainder from available cash on hand. On October 6, 2008, the Company fully repaid the outstanding principal and accrued interest on the facility.

The purchase price and fair value of the assets acquired in the EPIC acquisition were as follows:

Purchase price	$68,792
Direct costs of acquisition	173
Total purchase price	$68,965
Net assets acquired at fair value	$68,965

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 169,401
Restricted cash	15,929
Fixed maturity investments, available-for-sale	771
Other assets	733
Losses and loss adjustment expenses	(108,616)
Insurance and reinsurance balances payable	(312)
Accounts payable	(8,941)
Net assets acquired at fair value	$ 68,965

Capital Assurance

On August 18, 2008, the Company completed the acquisition of all of the outstanding capital stock of Capital Assurance Company Inc. and Capital Assurance Services, Inc. (collectively "Capital Assurance") for a total purchase price of approximately $5.6 million. Capital Assurance Company, Inc. is a Florida-domiciled insurer that is in run-off. The acquisition was funded from available cash on hand.

The purchase price and fair value of the assets acquired in the Capital Assurance acquisition were as follows:

Purchase price	$5,338
Direct costs of acquisition	282
Total purchase price	$5,620
Net assets acquired at fair value	$5,620

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 1,162
Investments:	
Short-term investments, available-for-sale	28,220
Fixed maturities, available-for-sale	1,686
Total investments	29,906
Reinsurance balances receivable	332
Other assets	1,244
Losses and loss adjustment expenses	(26,265)
Insurance and reinsurance balances payable	(30)
Accounts payable	(729)
Net assets acquired at fair value	$ 5,620

Hillcot Re

On October 27, 2008, Kenmare Holdings Ltd. ("Kenmare"), a wholly-owned subsidiary of the Company, completed the purchase of the entire share capital of Hillcot Re Ltd. ("Hillcot Re"), the wholly-owned subsidiary of Hillcot Holdings Ltd. ("Hillcot"), for a total purchase price of $54.7 million. Hillcot Re is a U.K.-based reinsurer that is in run-off. Prior to this transaction, the Company owned 50.1% of the outstanding share capital of Hillcot and

Shinsei Bank, Ltd. ("Shinsei") owned the remaining 49.9%. Upon completion of the transaction, Hillcot paid a distribution to Shinsei of approximately $27.1 million representing its 49.9% share of the consideration received by Hillcot. J. Christopher Flowers, a member of the Company's board of directors and one of its largest shareholders, is a director and the largest shareholder of Shinsei. The total purchase price of $54.7 million was funded from available cash on hand.

The purchase price and the fair value of the assets acquired of Hillcot Re was as follows:

Purchase price	$54,400
Direct costs of acquisition	272
Total purchase price	$54,672
Net assets acquired at fair value	$54,672

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 77,611
Restricted cash	630
Reinsurance balances receivable	7,114
Other assets	1,336
Losses and loss adjustment expenses	(28,531)
Insurance and reinsurance balances payable	(630)
Accounts payable	(2,858)
Net assets acquired at fair value	$ 54,672

Unionamerica

On December 30, 2008, Royston Run-Off Limited ("Royston"), the Company's indirect subsidiary, completed the purchase of all of the outstanding capital stock of Unionamerica Holdings Limited ("Unionamerica") for total purchase price of approximately $343.4 million. Unionamerica is comprised of the discontinued operations of St. Paul Fire and Marine Insurance Company's U.K.-based London Market business, which were placed into run-off between 1992 and 2003. The purchase price was financed by approximately $184.6 million from a credit facility provided by a London-based bank; approximately $49.8 million from the Flowers Fund, by way of its non-voting equity interest in Royston Holdings Ltd., the direct parent company of Royston, and the remainder from available cash on hand. Under the facilities agreement for the bank loan, which was amended and restated on August 4, 2009, the Company borrowed $152.6 million under Facility A and $32.0 million under Facility B. In December 2010, the Company repaid $114.0 million of the credit facility and, in March 2011, repaid another $40.5 million of the credit facility.

The purchase price and fair value of the assets acquired in the Unionamerica acquisition were as follows:

Purchase price	$341,266
Direct costs of acquisition	2,160
Total purchase price	$343,426
Net assets acquired at fair value	$343,426

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 404,411
Restricted cash	7,298
Investments:	
Fixed maturities, available-for-sale	388,008
Fixed maturities, held-to-maturity	229,925
Other investments	2,007
Total investments	619,940
Reinsurance balances receivable	128,615
Other assets	35,735
Losses and loss adjustment expenses	(828,338)
Insurance and reinsurance balances payable	(22,681)
Accounts payable	(1,554)
Net assets acquired at fair value	$ 343,426

2009

Constellation Reinsurance

On January 31, 2009, the Company, through its indirect subsidiary, Sun Gulf Holdings Inc., completed the acquisition of all of the outstanding capital stock of Constellation Reinsurance Company Limited ("Constellation") for a total purchase price of approximately $2.5 million. Constellation is a New York-domiciled reinsurer that is in run-off. The acquisition was funded from available cash on hand.

The purchase price and fair value of the assets acquired in the Constellation acquisition were as follows:

Total purchase price	$2,500
Net assets acquired at fair value	$2,500

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 11,004
Fixed maturity investments, available-for-sale	250
Reinsurance balances receivable	3,374
Losses and loss adjustment expenses	(12,128)
Net assets acquired at fair value	$ 2,500

Copenhagen Re

On October 15, 2009, the Company, through its wholly-owned subsidiary, Marlon Insurance Company Limited, completed the acquisition of Copenhagen Reinsurance Company Ltd. ("Copenhagen Re") from Alm. Brand Forsikring A/S for a total purchase price of DKK149.2 million (approximately $29.9 million). Copenhagen Re is a Danish-domiciled reinsurer that is in run-off. The acquisition was funded from available cash on hand.

The purchase price and fair value of the assets acquired in the Copenhagen Re acquisition were as follows:

Total purchase price	$29,884
Net assets acquired at fair value	$29,884

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 93,710
Restricted cash	5,327
Fixed maturity investments, available-for-sale	39,848
Accounts receivable and accrued interest	747
Reinsurance balances receivable	23,905
Other assets	5,365
Losses and loss adjustment expenses	(115,286)
Insurance and reinsurance balances payable	(8,089)
Accounts payable	(15,643)
Net assets acquired at fair value	$ 29,884

2010

Knapton Insurance (formerly British Engine)

On March 2, 2010, the Company, through its wholly-owned subsidiary, Knapton Holdings Limited ("Knapton Holdings"), completed the acquisition of Knapton Insurance Limited, formerly British Engine Insurance Limited ("Knapton"), from RSA Insurance Group plc for a total purchase price of approximately £28.8 million (approximately $44.0 million). Knapton is a U.K.-domiciled reinsurer that is in run-off. The acquisition was funded from available cash on hand.

The purchase price and fair value of the assets acquired in the Knapton acquisition were as follows:

Total purchase price	$44,031
Net assets acquired at fair value	$44,031

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 153,286
Restricted cash	35,515
Investments:	
Short-term investments, trading	5,990
Fixed maturity investments, trading	27,923
Total investments	33,913
Reinsurance balances receivable	50,942
Other assets	5,840
Losses and loss adjustment expenses	(216,871)
Insurance and reinsurance balances payable	(12,347)
Accounts payable	(6,247)
Net assets acquired at fair value	$ 44,031

From March 2, 2010, the date of acquisition, to December 31, 2010, the Company has recorded in its consolidated statement of earnings, revenues and net earnings related to Knapton of $2.4 million and $11.9 million, respectively.

In April 2010, Knapton Holdings entered into a term facility agreement with a London-based bank (the "Knapton Facility"). On April 20, 2010, Knapton Holdings drew down $21.4 million from the Knapton Facility.

Assuransinvest

On March 30, 2010, the Company, through its wholly-owned subsidiary, Nordic Run-Off Limited, completed the acquisition of Forsakringsaktiebolaget Assuransinvest MF ("Assuransinvest") for a purchase price of SEK 78.8 million (approximately $11.0 million). Assuransinvest is a Swedish-domiciled reinsurer that is in run-off. The purchase price was funded from available cash on hand.

The purchase price and fair value of the assets acquired in the Assuransinvest acquisition were as follows:

Total purchase price	$11,042
Net assets acquired at fair value	$11,042

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 58,971
Fixed maturity investments, trading	579
Other assets	5
Losses and loss adjustment expenses	(45,021)
Insurance and reinsurance balances payable	(3,130)
Accounts payable	(362)
Net assets acquired at fair value	$ 11,042

From March 30, 2010, the date of acquisition, to December 31, 2010, the Company has recorded in its consolidated statement of earnings, revenues and net losses related to Assuransinvest of $0.1 million and $(0.8) million, respectively.

Providence Washington

On July 20, 2010, the Company, through its wholly-owned subsidiary, PWAC Holdings, Inc., completed the acquisition of PW Acquisition Company ("PWAC") for a purchase price of $25.0 million. PWAC owns the entire share capital of Providence Washington Insurance Company. Providence Washington Insurance Company and its two subsidiaries are Rhode Island-domiciled insurers that are in run-off. The purchase price was financed by a term facility provided by a London-based bank (the "EGL Facility"), which was fully repaid on September 13, 2010.

The purchase price and fair value of the assets acquired in the PWAC acquisition were as follows:

Total purchase price	$25,000
Net assets acquired at fair value	$25,000

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 19,278
Investments:	
Short-term investments, trading	4,181
Fixed maturity investments, trading	97,756
Equities	37
Other investments	4,985
Total investments	106,959
Accounts receivable and accrued interest	813
Reinsurance balances receivable	31,718
Other assets	1,276
Losses and loss adjustment expenses	(120,745)
Insurance and reinsurance balances payable	(3,597)
Accounts payable	(10,702)
Net assets acquired at fair value	$ 25,000

From July 20, 2010, the date of acquisition, to December 31, 2010, the Company has recorded in its consolidated statement of earnings, revenues and net losses related to PWAC of $1.5 million and $(1.5) million, respectively.

Seaton Insurance

On August 3, 2010, the Company, through its wholly-owned subsidiary, Virginia, acquired 55.6% of the shares of Seaton Insurance Company ("Seaton") that it previously did not own for a $nil purchase price, resulting in Virginia owning 100% of Seaton. Seaton is a Rhode Island-domiciled insurer that is in run-off. The acquisition of the Seaton shares was a result of the distribution by Stonewall to Virginia of proceeds and certain other assets following its sale of Stonewall Insurance Company to Columbia Insurance Company, an affiliate of National Indemnity Company (an indirect subsidiary of Berkshire Hathaway, Inc.). Prior to the distribution, Virginia had indirectly owned 44.4% of Seaton through its holding in Stonewall. The fair value of the assets acquired in the Seaton acquisition was $nil.

The following summarizes the estimated fair values of 100% of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 3,949
Fixed maturity investments, trading	22,745
Accounts receivable and accrued interest	270
Reinsurance balances receivable	170,344
Other assets	3,759
Losses and loss adjustment expenses	(171,010)
Insurance and reinsurance balances payable	(28,670)
Accounts payable	(1,387)
Net assets acquired at fair value	$ —

From August 3, 2010, the date of acquisition, to December 31, 2010, the Company has recorded in its consolidated statement of earnings, revenues and net losses related to Seaton of \$0.2 million and \$(5.3) million, respectively.

Brampton

On November 2, 2010, the Company acquired the 49.9% of the shares of Hillcot from Shinsei that it did not previously own for a purchase price of \$38.0 million, resulting in the Company owning 100% of Hillcot. At the time of acquisition, Hillcot owned 100% of the shares of Brampton. The fair value of the assets acquired that the Company did not previously own was \$34.9 million. The excess of the purchase price over the fair value of assets acquired in the amount of \$3.1 million was recorded as a charge to additional paid-in capital in accordance with the applicable U.S. GAAP guidance.

CitiLife

On November 8, 2010, the Company, through its wholly-owned subsidiary, Kenmare, entered into a definitive agreement for the purchase of CitiLife Financial Limited from Citigroup Insurance Holding Corporation, an affiliate of Citigroup Inc. CitiLife Financial Limited is a Dublin, Ireland-based life insurer that is in run-off. The purchase price is €30 million (approximately \$40.2 million) and is expected to be financed from available cash on hand. Completion of the transaction is conditioned on, among other things, regulatory approval and satisfaction of various customary closing conditions. The transaction is expected to close in the first quarter of 2011.

New Castle

On December 3, 2010, the Company, through its wholly-owned subsidiary, Kenmare, completed the acquisition of New Castle Reinsurance Company Ltd. ("New Castle"), for an aggregate purchase price of \$22.0 million. New Castle is a Bermuda-domiciled insurer that is in run-off. The acquisition was funded from available cash on hand.

The purchase price and fair value of the assets acquired in the New Castle acquisition were as follows:

Total purchase price	$21,950
Net assets acquired at fair value	$21,950

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 57,026
Reinsurance balances receivable	4,818
Other assets	99
Losses and loss adjustment expenses	(38,603)
Insurance and reinsurance balances payable	(1,316)
Accounts payable	(74)
Net assets acquired at fair value	$ 21,950

From December 3, 2010, the date of acquisition, to December 31, 2010, the Company has recorded in its consolidated statement of earnings, revenues and net losses related to New Castle of $nil and $(0.1) million, respectively.

Clarendon

On December 22, 2010, the Company, through its wholly-owned subsidiary, Clarendon Holdings, Inc., entered into a definitive agreement for the purchase of Clarendon National Insurance Company ("Clarendon") from Clarendon Insurance Group, Inc., an affiliate of Hannover Re. Clarendon is a New Jersey-domiciled insurer that is in run-off. The purchase price is approximately $200 million and will be financed in part by a bank loan facility provided by a London-based bank entered into on March 4, 2011 and in part from available cash on hand. Completion of the transaction is conditioned on, among other things, regulatory approval and satisfaction of various customary closing conditions. The transaction is expected to close in the second quarter of 2011.

Claremont

On December 31, 2010, the Company, through its wholly-owned subsidiary, CLIC Holdings, Inc., completed the acquisition of Claremont Liability Insurance Company ("Claremont"), for an aggregate purchase price of $13.9 million. Claremont is a California-domiciled insurer that is in run-off. The acquisition was funded from available cash on hand.

The purchase price and fair value of the assets acquired in the Claremont acquisition were as follows:

Total purchase price	$13,936
Net assets acquired at fair value	$13,936

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Cash	$ 394
Investments:	
Fixed maturity investments, trading	15,990
Equities	138
Total investments	16,128
Accounts receivable and accrued interest	196
Reinsurance balances receivable	44,966
Other assets	19
Losses and loss adjustment expenses	(47,516)
Accounts payable	(251)
Net assets acquired at fair value	$ 13,936

No revenues or net earnings related to Claremont were recorded in the Company's consolidated statement of earnings for the year ended December 31, 2010.

4. SIGNIFICANT NEW BUSINESS

Shelbourne RITC Transactions

In December 2007, the Company, in conjunction with JCF FPK I L.P. ("JCF FPK") and a newly-hired executive management team, formed U.K.-based Shelbourne Group Limited ("Shelbourne") to invest in Reinsurance to Close or "RITC" transactions (the transferring of liabilities from one Lloyd's syndicate to another) with Lloyd's of London insurance and reinsurance syndicates in run-off. The Company owns approximately 56.8% of Shelbourne, which in turn owns 100% of Shelbourne Syndicate Services Limited, the Managing Agency for Lloyd's Syndicate 2008, a syndicate approved by Lloyd's of London on December 16, 2007 to undertake RITC transactions with Lloyd's syndicates in run-off.

JCF FPK is a joint investment program between Fox-Pitt, Kelton, Cochran, Caronia & Waller (USA) LLC ("FPK") and the Flowers Fund. The Flowers Fund is a private investment fund advised by J.C. Flowers & Co. LLC. J. Christopher Flowers, a member of the Company's board of directors and one of the Company's largest shareholders, is the Chairman and Chief Executive Officer of J.C. Flowers & Co. LLC. John J. Oros who was the Company's Executive Chairman and a member of the Company's board of directors until his resignation on August 20, 2010, is a Managing Director of J.C. Flowers & Co. LLC. In addition, an affiliate of the Flowers Fund controlled approximately 41% of FPK until its sale of FPK in December 2009.

In February 2008, Lloyd's Syndicate 2008 entered into RITC agreements with four Lloyd's syndicates with total gross insurance reserves of approximately $471.2 million. In February 2009, Lloyd's Syndicate 2008 entered into a RITC agreement with a Lloyd's syndicate with total gross insurance reserves of approximately $67.0 million.

During 2010, Lloyd's Syndicate 2008 entered into RITC agreements with three Lloyd's syndicates with total gross insurance reserves of approximately $192.6 million. The capital commitment to Lloyd's Syndicate 2008, as at February 28, 2011, with respect to these three RITC agreements amounted to approximately £24.3 million (approximately $37.9 million), which was fully funded by the Company from available cash on hand.

In February 2011, Lloyd's Syndicate 2008 entered into RITC agreements with two Lloyd's syndicates with total gross insurance reserves of approximately $129.6 million. The capital commitment to Lloyd's Syndicate 2008, as at February 28, 2011, with respect to these two RITC agreements amounted to £21.3 million (approximately $33.3 million).

Fitzwilliam

In February 2010, the Company, through its wholly-owned subsidiary Fitzwilliam Insurance Limited ("Fitzwilliam"), entered into a 100% quota share reinsurance agreement with Allianz Global Corporate & Specialty AG (UK) Branch ("Allianz") with respect to a specific portfolio of run-off business of Allianz. Fitzwilliam received total assets and assumed total gross reinsurance reserves of approximately $112.6 million.

In July 2010, following the acquisition of the entire issued share capital of Glacier Insurance AG by Torus Insurance (Bermuda) Limited ("Torus"), Fitzwilliam entered into two quota share reinsurance agreements with Torus protecting the prior year reserve development of two portfolios of business reinsured by them: a 79% quota share of Torus' 95% quota share reinsurance of Glacier Insurance AG, and a 75% quota share of Torus' 100% quota share reinsurance of Glacier Reinsurance AG. Fitzwilliam received total assets and assumed total gross reinsurance reserves of approximately $105.0 million.

On December 3, 2010, Fitzwilliam entered into a 100% quota share reinsurance agreement with International Insurance Company of Hannover ("IICH") with respect to a specific portfolio of run-off business. Fitzwilliam received total assets and assumed total net reinsurance reserves of approximately $137.1 million. In addition, the Company has provided a parental guarantee supporting the IICH obligations of Fitzwilliam in the amount of approximately £76.0 million (approximately $118.7 million). The amount of the guarantee will decrease over time in line with relevant independent actuarial assessments.

On December 31, 2010, Fitzwilliam entered into a 100% reinsurance agreement, administrative services agreement, and related transaction documents with three affiliates of CIGNA Corporation ("CIGNA affiliates") pursuant to which Fitzwilliam has reinsured all of the run-off workers compensation and personal accident reinsurance business of those CIGNA affiliates. Pursuant to the transaction documents, the CIGNA affiliates have transferred assets into three reinsurance collateral trusts securing the obligations of Fitzwilliam under the reinsurance agreement and administrative services agreement. Fitzwilliam received total assets and assumed total net reinsurance reserves of approximately $190.5 million. Fitzwilliam transferred approximately $50 million of additional funds to the trusts to further support these obligations. The Company funded the contribution to the trusts through a draw on a new $115 million credit facility entered into with Barclays Bank PLC on December 29, 2010 (the "Enstar Facility").

In addition to the trusts, the Company has provided a limited parental guarantee supporting certain obligations of Fitzwilliam in the amount of $79.7 million. The amount of the guarantee will increase or decrease over time under certain circumstances, but will always be subject to an overall maximum cap with respect to reinsurance liabilities.

Bosworth

In May 2010, a specific portfolio of run-off business underwritten by Mitsui Sumitomo Insurance Co., Ltd. of Japan was transferred to the Company's 50.1% owned subsidiary, Bosworth Run-off Limited ("Bosworth"). This transfer, which occurred under Part VII of the U.K. Financial Services and Markets Act 2000, was approved by the U.K. Court and took effect on May 31, 2010. As a result of the transfer, Bosworth received total assets and assumed net reinsurance reserves of approximately $117.5 million. Shinsei owns the remaining 49.9% of Bosworth.

5. RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash and cash equivalents were $656.2 million and $433.7 million as of December 31, 2010 and 2009, respectively. The restricted cash and cash equivalents are used as collateral against letters of credit and as guarantee under trust agreements. Letters of credit are issued to ceding insurers as security for the obligations of insurance subsidiaries under reinsurance agreements with those ceding insurers.

6. INVESTMENTS

Available-for-sale

The amortized cost and estimated fair value of the Company's fixed maturity securities and short-term investments classified as available-for-sale were as follows:

	Amortized Cost	Gross Unrealized Holding Gain	Gross Unrealized Holding Losses Non-OTTI	Fair Value
As at December 31, 2010				
U.S. government and agency	$ 65,115	$ 766	$ (92)	$ 65,789
Non-U.S. government	248,487	8,832	(314)	257,005
Corporate	695,372	16,513	(1,615)	710,270
Residential mortgage-backed	20,036	305	(234)	20,107
Commercial mortgage-backed	19,667	2,083	(11)	21,739
Asset backed	27,072	574	(346)	27,300
	$1,075,749	$29,073	$(2,612)	$1,102,210

	Amortized Cost	Gross Unrealized Holding Gain	Gross Unrealized Holding Losses Non-OTTI	Fair Value
As at December 31, 2009				
U.S. government and agency	$ 14,079	$ 227	$ —	$ 14,306
Non-U.S. government	37,166	33	(13)	37,186
Corporate	62,092	825	(867)	62,050
Residential mortgage-backed	1,685	31	(160)	1,556
	$115,022	$1,116	$(1,040)	$115,098

The following tables summarize the Company's fixed maturity securities and short-term investments classified as available-for-sale in an unrealized loss position as well as the aggregate fair value and gross unrealized loss by length of time the security has continuously been in an unrealized loss position:

	12 Months or Greater		Less Than 12 Months		Total	
As at December 31, 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency	$ 801	$ —	$ 22,976	$ (92)	$ 23,777	$ (92)
Non-U.S. government	7,710	(32)	31,128	(282)	38,838	(314)
Corporate	22,039	(318)	107,735	(1,297)	129,774	(1,615)
Residential mortgage-backed	2,368	(168)	11,274	(66)	13,642	(234)
Commercial mortgage-backed	530	(10)	1,516	(1)	2,046	(11)
Asset backed	10,554	(346)	87	—	10,641	(346)
	$44,002	$(874)	$174,716	$(1,738)	$218,718	$(2,612)

As at December 31, 2009	12 Months or Greater		Less Than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Non-U.S. government	$ —	$ —	$ 782	$(13)	$ 782	$ (13)
Corporate	10,894	(786)	5,348	(81)	16,242	(867)
Residential mortgage-backed	369	(160)	—	—	369	(160)
	$11,263	$(946)	$6,130	$(94)	$17,393	$(1,040)

As at December 31, 2010 and December 31, 2009, the number of securities classified as available-for-sale in an unrealized loss position was 136 and 20, respectively, with a fair value of $218.7 million and $17.3 million, respectively. Of these securities, the number of securities that had been in an unrealized loss position for twelve months or longer was 32 and 11, respectively.

The contractual maturities of the Company's fixed maturity securities and short-term investments, classified as available-for-sale, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

As at December 31, 2010	Amortized Cost	Fair Value	% of Total Fair Value
Due in one year or less	$ 373,683	$ 379,203	34.4%
Due after one year through five years	625,463	643,252	58.3%
Due after five years through ten years	5,307	5,539	0.5%
Due after ten years	4,521	5,070	0.5%
	1,008,974	1,033,064	93.7%
Residential mortgage-backed	20,036	20,107	1.8%
Commercial mortgage-backed	19,667	21,739	2.0%
Asset backed	27,072	27,300	2.5%
	$1,075,749	$1,102,210	100.0%

As at December 31, 2009	Amortized Cost	Fair Value	% of Total Fair Value
Due in one year or less	$ 64,202	$ 64,606	56.1%
Due after one year through five years	39,951	40,305	35.0%
Due after five years through ten years	5,811	5,783	5.0%
Due after ten years	3,373	2,848	2.5%
	113,337	113,542	98.6%
Residential mortgage-backed	1,685	1,556	1.4%
	$115,022	$115,098	100.0%

The following tables set forth certain information regarding the credit ratings (provided by major rating agencies) of the Company's fixed maturity securities and short-term investments classified as available-for-sale:

As at December 31, 2010	Amortized Cost	Fair Value	% of Total Fair Value
AAA	$ 405,682	$ 416,526	37.8%
AA	267,917	273,500	24.8%
A	332,401	341,447	31.0%
BBB or lower	69,359	70,274	6.4%
Not Rated	390	463	0.0%
	$1,075,749	$1,102,210	100.0%

As at December 31, 2009	Amortized Cost	Fair Value	% of Total Fair Value
AAA	$ 54,157	$ 54,229	47.1%
AA	—	—	—%
A	32,764	32,886	28.6%
BBB or lower	13,848	13,596	11.8%
Not Rated	14,253	14,387	12.5%
	$115,022	$115,098	100.0%

Held-to-maturity

As of September 30, 2010, the Company redesignated $1.33 billion in investment securities from the held-to-maturity category to the available-for-sale category, following the disposition of certain held-to-maturity securities in one of the Company's Australian insurance subsidiaries. The speed of settlement of the liabilities in this subsidiary had been notably greater than was originally anticipated, prompting the Company to apply to the subsidiary's regulator for a reduction in required capital levels. Upon the approval, on September 1, 2010, of the capital reduction in the amount of $148.2 million, the Company evaluated the funding alternatives relating to the capital distribution and, as a result, reconsidered its intent to hold certain securities to maturity and sold securities with a carrying value of $33.4 million that had previously been designated held-to-maturity. The proceeds from these sales were $36.5 million, resulting in a realized gain of $3.1 million.

During September 2010, requests were made to regulators, that are pending approval, for capital releases, in certain of the Company's other insurance subsidiaries, for amounts that are also greater than was originally anticipated. Further to both approved and pending requests for capital releases greater than originally anticipated in certain of the Company's insurance subsidiaries, the Company reevaluated its intent with respect to its remaining held-to-maturity securities. The Company concluded that, as of September 30, 2010, it no longer had the positive intent to hold its held-to-maturity securities to maturity. The Company does not plan to designate securities as held-to-maturity for at least two years and believes that maintaining its securities in the available-for-sale category provides greater flexibility in the management of the overall investment portfolio.

As a result of redesignation, the held-to-maturity securities with amortized cost of $1.15 billion as of September 30, 2010, were transferred to the available-for-sale category at the fair value of $1.33 billion, with unrealized gains of $18.0 million recorded in accumulated other comprehensive income.

The amortized cost and estimated fair value of the Company's fixed maturity securities and short-term investments classified as held-to-maturity as at December 31, 2009 were as follows:

	Amortized Cost	Gross Unrealized Holding Gain	Gross Unrealized Holding Losses Non-OTTI	Fair Value
U.S. government and agency	$ 164,706	$ 1,659	$ (196)	$ 166,169
Non-U.S. government	276,506	3,069	(131)	279,444
Corporate	780,099	15,794	(1,284)	794,609
Municipal	9,649	6	(1)	9,654
Residential mortgage-backed	15,894	165	(427)	15,632
Commercial mortgage-backed	30,608	1,130	(1,970)	29,768
Asset backed	34,078	477	(564)	33,991
	$1,311,540	$22,300	$(4,573)	$1,329,267

The following table summarizes the Company's fixed maturity securities and short-term investments classified as held-to-maturity in an unrealized loss position as at December 31, 2009 and the aggregate fair value and gross unrealized loss by length of time the security has continuously been in an unrealized loss position:

	12 Months or Greater		Less Than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency	$ —	$ —	$ 53,674	$ (196)	$ 53,674	$ (196)
Non-U.S. government	—	—	44,477	(131)	44,477	(131)
Corporate	3,892	(249)	153,220	(1,034)	157,112	(1,283)
Municipal	—	—	8,641	(1)	8,641	(1)
Residential mortgage-backed	2,109	(277)	6,494	(151)	8,603	(428)
Commercial mortgage-backed	—	—	11,931	(1,970)	11,931	(1,970)
Asset backed	889	(86)	21,817	(478)	22,706	(564)
	$6,890	$(612)	$300,254	$(3,961)	$307,144	$(4,573)

As at December 31, 2009, the number of fixed maturity securities classified as held-to-maturity in an unrealized loss position was 135, with a fair value of $307.1 million. Of these securities, the number of securities that had been in an unrealized loss position for 12 months or longer was 19.

Trading

The estimated fair value of investments in fixed maturity securities, short-term investments and equities classified as trading securities were as follows:

	December 31, 2010	December 31, 2009
U.S. government and agency	$ 162,014	$ 61,920
Non-U.S. government	129,861	—
Corporate	637,114	25,033
Municipal	2,297	—
Residential mortgage-backed	82,399	456
Commercial mortgage-backed	17,102	641
Asset backed	1,313	—
Equities	60,082	24,503
	$1,092,182	$112,553

The following tables set forth certain information regarding the credit ratings (provided by major rating agencies) of the Company's fixed maturity securities and short-term investments classified as trading:

As at December 31, 2010	Fair Value	% of Total Fair Value
AAA	$ 395,881	38.4%
AA	177,302	17.2%
A	400,314	38.8%
BBB or lower	51,983	5.0%
Not Rated	6,620	0.6%
	$1,032,100	100.0%

Other Investments

	December 31, 2010	December 31, 2009
Private equities	$104,109	$77,359
Bond funds	102,279	—
Hedge fund	22,037	—
Other	6,289	4,442
	$234,714	$81,801

As of December 31, 2010 and 2009, the Company had $104.1 million and $77.4 million, respectively, of other investments recorded in private equities which represented 2.4% and 2.3% of total investments and cash and cash equivalents as of December 31, 2010 and 2009, respectively. All of the Company's investments in private equities are subject to restrictions on redemptions and sales that are determined by the governing documents and limit the Company's ability to liquidate these investments in the short term. Due to a lag in the valuations reported by the managers, the Company records changes in the investment value with up to a three-month lag. These investments are accounted for at estimated fair value, determined by the Company's proportionate share of the net asset value of the investee reduced by any impairment charges. As of December 31, 2010 and 2009, the Company had unfunded capital commitments relating to its other investments of $84.7 million and $101.1 million, respectively. See Note 16 for details of other investments with related parties.

Our bond fund holdings comprise a number of positions in diversified bond mutual funds managed by third-party managers.

Other-Than-Temporary Impairment Process

The Company assesses whether declines in the fair value of its fixed maturity investments, both available-for-sale and held-to-maturity, represent impairments that are other-than-temporary by reviewing each fixed maturity investment that is impaired and: (1) determining if the Company has the intent to sell the fixed maturity investment or (2) determining if it is more likely than not that the Company will be required to sell the fixed maturity investment before its anticipated recovery; and (3) assessing whether a credit loss exists, that is, where the Company expects that the present value of the cash flows expected to be collected from the fixed maturity investment are less than the amortized cost basis of the investment.

The Company had no planned sales of its fixed maturity investments classified as available-for-sale as at December 31, 2010 and 2009. In assessing whether it is more likely than not that the Company will be required to sell a fixed maturity investment before its anticipated recovery, the Company considers various factors including its future cash flow requirements, legal and regulatory requirements, the level of its cash, cash equivalents, short term investments and fixed maturity investments available for sale in an unrealized gain position, and other relevant factors. For the year ended December 31, 2010 and 2009, the Company did not recognize any other-than-temporary impairments due to required sales.

In evaluating credit losses, the Company considers a variety of factors in the assessment of a fixed maturity investment including: (1) the time period during which there has been a significant decline below cost; (2) the extent of the decline below cost and par; (3) the potential for the fixed maturity investment to recover in value; (4) an analysis of the financial condition of the issuer; (5) the rating of the issuer; and (6) failure of the issuer of the fixed maturity investment to make scheduled interest or principal payments.

Based on the factors described above, the Company determined that, as at December 31, 2010, no credit losses existed. As at December 31, 2009, a credit loss existed for two fixed maturity investments. The impairment of $0.9 million was included as part of the Company's net earnings.

Fair Value of Financial Instruments

Fair value is defined as the price at which to sell an asset or transfer a liability (i.e. the "exit price") in an orderly transaction between market participants. The Company uses a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The hierarchy is broken down into three levels as follows:

- Level 1— Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.
- Level 2— Valuations based on quoted prices in active markets for similar assets or liabilities, quoted prices for identical assets or liabilities in inactive markets, or for which significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.
- Level 3— Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The unobservable inputs reflect the Company's own judgment about assumptions that market participants might use.

The following is a summary of valuation techniques or models the Company uses to measure fair value by asset and liability classes.

Fixed Maturity Investments

The Company's fixed maturity portfolio is managed by the Company's Chief Investment Officer and outside investment advisors. The Company uses inputs from nationally recognized pricing services, including pricing vendors, index providers and broker-dealers to estimate fair value measurements for all of its fixed maturity investments. These pricing services include FT Interactive Data, Barclays Capital Aggregate Index (formerly Lehman Index), Reuters Pricing Service and others.

In general, the independent pricing services use observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmark curves, benchmarking of like securities, non-binding broker-dealer quotes, reported trades and sector groupings to determine the fair value. In addition, pricing services use valuation models, such as an Option Adjusted Spread model, to develop prepayment and interest rate scenarios. The Option Adjusted Spread model is commonly used to estimate fair value for securities such as mortgage-backed and asset-backed securities.

The following describes the techniques generally used to determine the fair value of the Company's fixed maturities by asset class.

- U.S. government and agency securities consist of securities issued by the U.S. Treasury and mortgage pass-through agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and other agencies. The significant inputs include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.
- Non-U.S. government securities consist of bonds issued by non-U.S. governments and agencies along with supranational organizations. The significant inputs include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.
- Corporate securities consist primarily of investment-grade debt of a wide variety of corporate issuers and industries. The fair values of these securities are determined using the spread above the risk-free yield curve, reported trades, broker-dealer quotes, benchmark yields, and industry and market indicators. These are considered observable market inputs and, therefore, the fair values of these securities are classified within Level 2. Where pricing is unavailable from pricing services, the Company obtains non-binding quotes from broker-dealers. This is generally the case when there is a low volume of trading activity and current transactions are not orderly. In this event, securities are classified within Level 3. As at December 31, 2010, the Company had one corporate security classified as Level 3.
- Municipal securities consist primarily of bonds issued by U.S.-domiciled state and municipal entities. The fair values of these securities are determined using the spread above the risk-free yield curve, reported trades, broker-dealer quotes and benchmark yields. These are considered observable market inputs and, therefore, the fair values of these securities are classified within Level 2.
- Asset-backed securities consist primarily of investment-grade bonds backed by pools of loans with a variety of underlying collateral. The significant inputs used to determine the fair value of these securities includes the spread above the risk-free yield curve, reported trades, benchmark yields, broker-dealer quotes, prepayment speeds, and default rates. These are considered observable market inputs and, therefore, the fair values of these securities are classified within Level 2.
- Residential and commercial mortgage-backed securities include both agency and non-agency originated securities. The significant inputs used to determine the fair value of these securities include the spread above

the risk-free yield curve, reported trades, benchmark yields, broker-dealer quotes, prepayment speeds, and default rates. These are considered observable market inputs and, therefore, the fair values of these securities are classified within Level 2. Where pricing is unavailable from pricing services, the Company obtains non-binding quotes from broker-dealers. This is generally the case when there is a low volume of trading activity and current transactions are not orderly. In this event, securities are classified within Level 3. As at December 31, 2010, the Company had one commercial mortgage-backed security classified as Level 3.

To validate the techniques or models used by the pricing services, the Company compares the fair value estimates to its knowledge of the current market and will challenge any prices deemed not to be representative of fair value.

As of December 31, 2010, there were no material differences between the prices obtained from the pricing services and the fair value estimates developed by the Company.

Equity Securities

The Company's equity securities are managed by two external advisors. Through these third parties, the Company uses nationally recognized pricing services, including pricing vendors, index providers and broker-dealers to estimate fair value measurements for all of its equity securities. These pricing services include FT Interactive Data and others.

The Company has categorized all of its investments in common stock as Level 1 investments because the fair values of these securities are based on quoted prices in active markets for identical assets or liabilities. The Company has categorized all of its investments in preferred stock as Level 2 (except one which was categorized as Level 3) because their fair value estimates are based on observable market data.

Other Investments

For its investments in private equities, the Company measures fair value by obtaining the most recently published net asset value as advised by the external fund manager or third-party administrator. The use of net asset value as an estimate of the fair value for investments in certain entities that calculate net asset value is a permitted practical expedient. The Company's private equity investments are mainly in the financial services industry. The fund advisors continue to evaluate the overall market environment, as well as specific areas in the financial services sector, in order to identify segments they believe will offer the most attractive investment opportunities. The financial statements of each fund generally are audited annually under U.S. GAAP, using fair value measurement for the underlying investments. For all publicly-traded companies within the funds, the Company has valued those investments based on the latest share price. The value of Affirmative Investment LLC (in which the Company owns a non-voting 7% membership interest) is based on the market value of the shares of Affirmative Insurance Holdings, Inc., a publicly-traded company.

All of the Company's investments in private equities are subject to restrictions on redemptions and sales that are determined by the governing documents and limit the Company's ability to liquidate those investments in the short term. These restrictions have been in place since the initial investment. The capital commitments are discussed in detail in Note 20 to the consolidated financial statements.

The Company has classified private equities as Level 3 investments because they reflect the Company's own judgment about the assumptions that market participants might use.

For its investment in the hedge fund, the Company measures fair value by obtaining the most recently published net asset value as advised by the external fund manager or third-party administrator. The use of net asset value as an estimate of the fair value for investments in certain entities that calculate net asset value is a permitted practical expedient. The adviser of the fund intends to seek attractive risk-adjusted total returns for the fund's investors by acquiring, originating, and actively managing a diversified portfolio of debt securities, with a focus on various forms of asset-backed securities and loans. The fund will focus on investments that the adviser believes to be fundamentally undervalued with current market prices that are believed to be compelling relative to intrinsic value. The units of account that are valued by the Company are its interests in the fund and not the underlying holdings of such fund. Thus, the inputs used by the Company to value its investment in the fund may differ from the inputs used to value the underlying holdings of such fund. The hedge fund is not currently eligible for redemption due to imposed lock-up periods of three years from the time of the initial investment. Once eligible, redemptions will be permitted quarterly with 90 days notice. There are no unfunded capital commitments in relation to the hedge fund. The investment in the fund is classified as Level 3 in the fair value hierarchy.

The bond funds in which the company invests have been classified as Level 2 investments because their fair value is estimated using the net asset value reported by Bloomberg and they have daily liquidity.

Fair Value Measurements

In accordance with the provisions of the Fair Value Measurement and Disclosure topic of the Codification, the Company has categorized its investments that are recorded at fair value among levels as follows:

	December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
U.S. government and agency	$ —	$ 227,803	$ —	$ 227,803
Non-U.S. government	—	386,866	—	386,866
Corporate	—	1,346,854	530	1,347,384
Municipal	—	2,297	—	2,297
Residential mortgage-backed	—	102,506	—	102,506
Commercial mortgage-backed	—	37,927	914	38,841
Asset backed	—	28,613	—	28,613
Equities	56,369	138	3,575	60,082
Other investments	—	102,279	132,435	234,714
Total investments	$56,369	$2,235,283	$137,454	$2,429,106

	December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
U.S. government and agency	$ —	$ 76,226	$ —	$ 76,226
Non-U.S. government	—	37,186	—	37,186
Corporate	—	87,083	—	87,083
Residential mortgage-backed	—	2,012	—	2,012
Commercial mortgage-backed	—	—	641	641
Equities	21,203	—	3,300	24,503
Other investments	—	—	81,801	81,801
Total investments	$21,203	$202,507	$85,742	$309,452

The following table presents a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs during the year ended December 31, 2010:

	Fixed Maturity Investments	Other Investments	Equity Securities	Total
Level 3 investments as of January 1, 2010	$ 641	$ 81,801	$3,300	$ 85,742
Net purchases (sales and distributions)	579	36,052	—	36,631
Total realized and unrealized losses	224	14,582	275	15,081
Net transfers in and/or (out) of Level 3	—	—	—	—
Level 3 investments as of December 31, 2010	$1,444	$132,435	$3,575	$137,454

The amount of net gains/(losses) for the year included in earnings attributable to the fair value of changes in assets still held at December 31, 2010 was $16.3 million. Of this amount, $0.5 million was included in net realized and unrealized gains/(losses) and $15.8 million was included in net investment income.

The following table presents a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs during the year ended December 31, 2009:

	Fixed Maturity Investments	Other Investments	Equity Securities	Total
Level 3 investments as of January 1, 2009	$352	$60,237	$ —	$60,589
Net purchases (sales and distributions)	—	15,967	2,006	17,973
Total realized and unrealized losses	289	5,597	1,294	7,180
Net transfers in and/or (out) of Level 3	—	—	—	—
Level 3 investments as of December 31, 2009	$641	$81,801	$3,300	$85,742

The amount of net gains/(losses) for the year included in earnings attributable to the fair value of changes in assets still held at December 31, 2009 was $6.5 million. Of this amount, $1.6 million was included in net realized and unrealized gains/(losses) and $4.9 million was included in net investment income.

During the years ended December 31, 2010, 2009 and 2008, proceeds from sales and maturities of available-for-sale securities were $347.2 million, $688.2 million and $263.3 million, respectively. Gross realized gains on sale of available-for-sale securities were $1.6 million, $0.8 million and $0.3 million, respectively, and gross realized losses on sale of available-for-sale securities were $nil, $1.6 million and $0.1 million, respectively. Unrealized gains on trading securities were $5.3 million and $4.9 million for the years ended December 31, 2010 and 2009, respectively.

Major categories of net investment income are summarized as follows:

	2010	2009	2008
Interest from cash and cash equivalents and short-term investments	$15,951	$27,938	$ 71,342
Interest from fixed maturities	59,187	42,842	26,549
Other	14,277	12,935	13,217
Amortization of bond premiums and discounts	(9,304)	(5,716)	1,278
Other investments	21,470	5,201	(84,117)
Investment expenses	(1,675)	(1,829)	(1,668)
	$99,906	$81,371	$ 26,601

Restricted Investments

The Company is required to maintain investments on deposit with various regulatory authorities to support its insurance and reinsurance operations. The investments on deposit are available to settle insurance and reinsurance liabilities. The Company also utilizes trust accounts to collateralize business with its insurance and reinsurance counterparties. These trust accounts generally take the place of letter of credit requirements. The investments in trust as collateral are primarily highly rated fixed maturity securities. The carrying value of the Company's restricted investments as of December 31, 2010 and 2009 was as follows:

	2010	2009
Assets used for collateral in trust for third-party agreements	$371,834	$214,149
Deposits with regulatory authorities	33,970	12,998
Others	62,437	—
	$468,241	$227,147

7. DERIVATIVE INSTRUMENTS

In October 2010, the Company entered into a foreign currency forward exchange contract as part of its overall foreign currency risk management strategy. On the value date, June 30, 2011, the Company will sell AU$45.0 million for $42.5 million. The contract exchange rate is AU$1 for $0.9439. As at December 31, 2010, the fair value of the contract was $(3.6) million, the effect of which the Company has recognized as a foreign exchange loss included as part of its net earnings.

8. REINSURANCE BALANCES RECEIVABLE

	2010	2009
Recoverable from reinsurers on:		
Outstanding losses	$425,336	$263,545
Losses incurred but not reported	141,118	102,220
Fair value adjustments	(41,014)	(18,037)
Total reinsurance reserves recoverable	525,440	347,728
Paid losses	436,002	290,534
	$961,442	$638,262

The fair value adjustment, determined on acquisition of reinsurance subsidiaries, was based on the estimated timing of loss and loss adjustment expense recoveries and an assumed interest rate equivalent to a risk free rate for securities with similar duration to the reinsurance receivables acquired plus a spread to reflect credit risk, and is amortized over the estimated recovery period, as adjusted for accelerations on commutation settlements, using the constant yield method.

The Company's acquired reinsurance subsidiaries, prior to acquisition, used retrocessional agreements to reduce their exposure to the risk of insurance and reinsurance assumed. The Company remains liable to the extent that retrocessionaires do not meet their obligations under these agreements, and therefore, the Company evaluates and monitors concentration of credit risk among its reinsurers. Provisions are made for amounts considered potentially uncollectible.

At December 31, 2010, the Company's top 10 reinsurers accounted for 75.5% of reinsurance recoverables (which includes loss reserves recoverable and recoverables on paid losses) and included $99.6 million of IBNR recoverable (December 31, 2009: $87.1 million). Reinsurance recoverables by reinsurer were as follows:

	2010		2009	
	Reinsurance Recoverable	% of Total	Reinsurance Recoverable	% of Total
Top 10 reinsurers	$726,201	75.5%	$529,743	83.0%
Other reinsurers' balances > $1 million	36,504	3.8%	16,408	2.6%
Other reinsurers' balances < $1 million	198,737	20.7%	92,111	14.4%
Total	$961,442	100.0%	$638,262	100.0%

At December 31, 2010 and 2009, the provision for uncollectible reinsurance relating to losses recoverable was $381.4 million and $397.6 million, respectively. To estimate the provision for uncollectible reinsurance recoverables, the reinsurance recoverables are first allocated to applicable reinsurers. This determination is based on a detailed process rather than an estimate, although an element of judgment is applied. As part of this process, ceded IBNR is allocated by reinsurer.

The Company uses a detailed analysis to estimate uncollectible reinsurance. The primary components of the analysis are reinsurance recoverable balances by reinsurer and bad debt provisions applied to these balances to determine the portion of a reinsurer's balance deemed to be uncollectible. These provisions require considerable judgment and are determined using the current rating, or rating equivalent, of each reinsurer (in order to determine their ability to settle the reinsurance balances) as well as other key considerations and assumptions, such as claims and coverage issues.

As at December 31, 2010 and 2009, reinsurance receivables with a carrying value of $398.8 million and $409.6 million, respectively, were associated with two and three reinsurers, respectively, which each represented 10% or more of total reinsurance balances receivable. As at December 31, 2010, the two reinsurers had credit ratings of AA- or higher. In the event that all or any of the reinsuring companies are unable to meet their obligations under existing reinsurance agreements, the Company will be liable for such defaulted amounts.

9. INVESTMENT IN PARTLY OWNED COMPANY

On June 13, 2008, the Company's indirect subsidiary Virginia completed the acquisition from Dukes Place Holdings, L.P. (a portfolio company of GSC European Mezzanine Fund II, L.P.) of 44.4% of the outstanding capital stock of Stonewall, which at that time was the parent of two Rhode Island-domiciled insurers in run-off, Stonewall Insurance Company and Seaton. The total purchase price, including acquisition costs, was $21.4 million and was funded from available cash on hand. Stonewall entered into a definitive agreement on December 3, 2009 for the sale of its shares in Stonewall Insurance Company to Columbia Insurance Company, an affiliate of National Indemnity Company (an indirect subsidiary of Berkshire Hathaway, Inc.), for a sale price of $56.0 million, subject to certain post-closing purchase price adjustments that brought the total consideration received to $60.4 million. The transaction received the required regulatory approval on March 31, 2010 and subsequently closed on April 7, 2010. The proceeds received by Stonewall were later distributed between Dukes Place Holdings, L.P. and Virginia. The investment was carried on the equity basis until the distribution. When the Company carries an investment on the equity basis, the investment is initially recorded at cost and adjusted to reflect the Company's share of after-tax earnings or losses and unrealized investment gains and losses and reduced by dividends.

As discussed in Note 3 above, on August 3, 2010, Virginia acquired 55.6% of the shares of Seaton that it previously did not own for $nil consideration, resulting in Virginia owning 100% of Seaton. The acquisition of the Seaton shares was a result of the distribution by Stonewall of proceeds and certain other assets following its sale of Stonewall Insurance Company. Virginia received 100% of the final $1.4 million distribution from Stonewall.

The balance of the investment in partly owned company was $nil and $20.9 million at December 31, 2010 and 2009, respectively.

10. LOSSES AND LOSS ADJUSTMENT EXPENSES

	2010	2009
Outstanding	$2,122,168	$1,555,112
Incurred but not reported	1,467,239	1,221,463
Fair value adjustment	(298,132)	(297,439)
	$3,291,275	$2,479,136

The fair value adjustment, or FVA, represents the difference between the carrying value of reserves of acquired companies at the date of acquisition and the fair value of the reserves. The fair value of reserves is based on the estimated timing of reserve settlements discounted at a risk free rate and a risk margin determined by management. The FVA is amortized over the estimated payout period, as adjusted for accelerations on commutation settlements, using the constant yield method.

In establishing the reserves for losses and loss adjustment expenses related to asbestos and environmental claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, reserves have been established to cover additional exposures on both known and unasserted claims. Estimates of the reserves are reviewed and updated continually. Developed case law and adequate claim history do not exist for such claims, especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience.

In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company's potential losses for these claims.

There can be no assurance that the reserves established by the Company will be adequate or will not be adversely affected by the development of other latent exposures. The Company's liability for unpaid losses and loss adjustment expenses as of December 31, 2010 and 2009 included $736.2 million and $667.6 million, respectively, that represented an estimate of its net ultimate liability for asbestos and environmental claims. The gross liability for such claims as at December 31, 2010 and 2009 was $825.2 million and $751.0 million, respectively.

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the years ended December 31, 2010, 2009 and 2008. Losses incurred and paid are reflected net of reinsurance recoverables.

	2010	2009	2008
Balance as at January 1	$2,479,136	$2,798,287	$1,591,449
Less: total reinsurance reserves recoverable	347,728	394,575	427,964
	2,131,408	2,403,712	1,163,485
Effect of exchange rate movement	(3,836)	73,512	(124,989)
Net reduction in ultimate losses and loss adjustment expense liabilities	(311,834)	(259,627)	(242,104)
Net losses paid	(294,996)	(257,414)	(174,013)
Acquired on purchase of subsidiaries	459,362	114,595	1,408,046
Retroactive reinsurance contracts assumed	785,731	56,630	373,287
Net balance as at December 31	2,765,835	2,131,408	2,403,712
Plus: total reinsurance reserves recoverable	525,440	347,728	394,575
Balance as at December 31	$3,291,275	$2,479,136	$2,798,287

The net reduction in ultimate loss and loss adjustment expense liabilities for the years ended December 31, 2010, 2009 and 2008 was due to the following:

	2010	2009	2008
Net losses paid	$(294,996)	$(257,414)	$(174,013)
Net change in case and LAE reserves	336,141	214,079	147,576
Net change in IBNR	236,920	318,160	187,874
Reduction in estimates of net ultimate losses	278,065	274,825	161,437
Reduction in provisions for bad debt	49,556	11,718	36,136
Reduction in provisions for unallocated loss adjustment expense liabilities	39,651	50,412	69,056
Amortization of fair value adjustments	(55,438)	(77,328)	(24,525)
Net reduction in ultimate loss and loss adjustment expense liabilities	$ 311,834	$ 259,627	$ 242,104

Net reduction in case and loss adjustment expense reserves, or LAE reserves, comprises the movement during the year in specific case reserve liabilities as a result of claims settlements or changes advised to the Company by its policyholders and attorneys, less changes in case reserves recoverable advised by the Company to its reinsurers as a result of the settlement or movement of assumed claims. Net reduction in incurred but not reported, or IBNR, represents the change in the Company's actuarial estimates of losses incurred but not reported.

Year Ended December 31, 2010

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2010 was $311.8 million, excluding the impact of foreign exchange rate movements of $3.8 million and including both net reduction in ultimate loss and loss adjustment expense liabilities of $19.0 million relating to companies and portfolios acquired during the year and premium and commission adjustments triggered by incurred losses of $16.5 million.

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2010 of $311.8 million was attributable to a reduction in estimates of net ultimate losses of $278.1 million, a reduction in aggregate provisions for bad debts of $49.6 million and a reduction in estimates of unallocated loss adjustment expense liabilities of $39.7 million, relating to 2010 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $55.4 million.

The reduction in estimates of net ultimate losses of $278.1 million comprised net incurred favorable loss development of $41.1 million and reductions in IBNR reserves of $236.9 million. The decrease in the estimate of IBNR loss reserves of $236.9 million was comprised of $67.8 million relating to asbestos liabilities, $4.2 million relating to environmental liabilities and $164.9 million relating to all other remaining liabilities. The reduction in IBNR was a result of the application, on a basis consistent with the assumptions applied in the prior period, of the Company's actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2010, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred favorable loss development of $41.1 million, resulting from settlement of net advised case and LAE reserves of $336.1 million for net paid losses of $295.0 million, related to the settlement of non-commuted losses in the year and approximately 90 commutations of assumed and ceded exposures. Commutations provide an opportunity for the Company to exit exposures to entire policies with insureds and reinsureds at a discount to the previous estimated ultimate liability. As a result of exiting all exposures to such policies, all advised case reserves and IBNR liabilities relating to that insured or reinsured are eliminated. This often results in a net gain irrespective of whether the settlement exceeds the advised case reserves. The Company adopts a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. Of the 90 commutations completed during 2010, three related to the Company's top ten insured and/or reinsured exposures, including one commutation completed shortly after December 31, 2009 whereby the related reduction in IBNR reserves was recorded in the reduction in net ultimate losses for the year ended December 31, 2009, and one related to the commutation of one of the Company's largest ceded reinsurance assets. The remaining 86 commutations, of which approximately 43% were completed during the three months ended December 31, 2010, were of a smaller size, consistent with the Company's approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2010, including commutations (but excluding the impact of the commutation that was completed subsequent to the year ended December 31, 2009) and the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2010 related to such exposures compared to prior forecasts), resulted in the Company's management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $236.9 million in 2010.

The reduction in aggregate provisions for bad debt of $49.6 million was a result of the collection, primarily during the three months ended December 31, 2010, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods.

Year Ended December 31, 2009

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2009 was $259.6 million, excluding the impact of adverse foreign exchange rate movements of $73.5 million and including both net reduction in ultimate loss and loss adjustment expense liabilities of $4.8 million relating to companies acquired during the year and premium and commission adjustments of $5.5 million triggered by incurred losses.

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2009 of $259.6 million was attributable to a reduction in estimates of net ultimate losses of $274.8 million, a reduction in aggregate provisions for bad debts of $11.7 million and a reduction in estimates of loss adjustment expense liabilities of $50.4 million, relating to 2009 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $77.3 million.

The reduction in estimates of net ultimate losses of $274.8 million comprised net incurred loss development of $43.3 million and reductions in IBNR reserves of $318.2 million. The decrease in the estimate of IBNR loss reserves of $318.2 million was comprised of $158.4 million relating to asbestos liabilities, $17.0 million relating to environmental liabilities and $142.8 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of the Company's actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2009, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred loss development of $43.3 million resulting from settlement of net advised case and LAE reserves of $214.1 million for net paid losses of $257.4 million, related to the settlement of non-commuted losses in the year and approximately 79 commutations of assumed and ceded exposures. Of the 79 commutations completed during 2009, two related to the Company's top ten insured and/or reinsured exposures. The remaining 77 were of a smaller size, consistent with the Company's approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. Approximately 76% of commutations completed in 2009 related to commutations completed during the three months ended December 31, 2009. Subsequent to the year end, one of the Company's insurance entities completed a commutation of another of one of its top ten reinsured exposures. The combination of the claims settlement activity in 2009, including commutations, and the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2009 related to such exposures compared to prior forecasts, as well as the impact of the commutation that was completed subsequent to the year end), resulted in the Company's management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $318.2 million in 2009.

The reduction in aggregate provisions for bad debt of $11.7 million was a result of the collection, primarily during the three months ended March 31, 2009, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods.

Year Ended December 31, 2008

The net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2008 was $242.1 million, excluding the impacts of favorable foreign exchange rate movements of $36.1 million (relating to companies acquired in 2007 and earlier) and including both net reduction in ultimate loss and loss adjustment expense liabilities of $149.4 million relating to companies acquired during the year and premium and commission adjustments of $0.1 million triggered by incurred losses.

The net reduction in ultimate loss and loss adjustment expense liabilities for 2008 of $242.1 million was attributable to a reduction in estimates of net ultimate losses of $161.4 million, a reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of the Company's entities that benefited from substantial stop loss reinsurance protection discussed below) and a reduction in estimates of loss adjustment expense liabilities of $69.1 million, relating to 2008 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $24.5 million.

The reduction in estimates of net ultimate losses of $161.4 million comprised the following:

(i) A reduction in estimates of net ultimate losses of $21.7 million in one of the Company's insurance entities that benefited from substantial stop loss reinsurance protection. Net incurred loss development relating to this entity of $21.6 million was offset by reductions in IBNR reserves of $94.8 million and reductions in provisions for bad debt of $3.1 million, resulting in a net reduction in estimates of ultimate losses of $76.3 million. The entity in question benefited, until December 18, 2008, from substantial stop loss reinsurance protection whereby $54.6 million of the net reduction in ultimate losses of $76.3 million was ceded to a single AA- rated reinsurer such that the Company retained a reduction in estimates of net ultimate losses relating to this entity of $21.7 million. On December 18, 2008, the Company commuted the stop loss reinsurance protection with the reinsurer for the receipt of $190.0 million payable by the reinsurer to it over four years together with interest compounded at 3.5% per annum. The commutation resulted in no significant financial impact to the Company. The decrease in the estimate of IBNR loss reserves of $94.8 million for this one insurance entity was comprised of $77.7 million relating to asbestos liabilities, $9.0 million relating to environmental liabilities and $8.1 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of the Company's actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2008, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development relating to non-commuted policies compared to prior forecasts. The net incurred loss development relating to this entity of $21.6 million, whereby advised net case reserves of $25.0 million were settled for net paid losses of $46.6 million, primarily related to six commutations of assumed and ceded liabilities completed during 2008. As a result of exiting all exposures to such policies, all advised case reserves and IBNR liabilities relating to that insured or reinsured were eliminated. This often results in a net gain irrespective of whether the settlement exceeds the advised case reserves. Of the six commutations completed for this entity, of which the three largest were completed during the three months ended December 31, 2008, one was among its top ten assumed exposures. The remaining five commutations were of a smaller size, consistent with the Company's approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2008, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the favorable trend of loss development in 2008 related to such exposures compared to prior forecasts), resulted in the Company's management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $94.8 million for this one insurance entity in 2008.

(ii) A reduction in estimates of net ultimate losses of $139.7 million in the Company's other insurance and reinsurance entities comprised net favorable incurred loss development of $24.1 million and reductions in IBNR reserves of $115.6 million. The decrease in the estimate of IBNR loss reserves of $115.6 million was comprised of $23.8 million relating to asbestos liabilities, $1.8 million relating to environmental liabilities and $90.0 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of the Company's actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of favorable loss development activity during 2008, which was comprised of the settlement of advised case reserves below their prior period carried amounts, commutations completed and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net favorable incurred loss development in the Company's remaining insurance and reinsurance entities of $24.1 million, whereby net advised case and LAE reserves of $123.5 million were settled for net paid losses of $99.4 million, primarily related to the settlement of non-commuted losses in the year below carried reserves and approximately 59 commutations of assumed and ceded exposures at less than case and LAE reserves. Of the 59 commutations completed during 2008 for the Company's other reinsurance and insurance companies, two (both of which were completed during the three months ended December 31, 2008) were among its top ten insured and/or reinsured exposures. The remaining 57 were of a smaller size, consistent with the Company's approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships.

Approximately 82% of commutations completed in 2008 related to commutations completed during the three months ended December 31, 2008. The combination of the claims settlement activity in 2008, including commutations, with the actuarial estimation of IBNR reserves required for the remaining noncommuted exposures (which took into account the favorable trend of loss development in 2008 related to such exposures compared to prior forecasts), resulted in the Company's management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $115.6 million for the Company's remaining insurance and reinsurance entities in 2008.

One of the Company's reinsurance companies had retrocessional arrangements providing for full reinsurance of all risks assumed. During the year, this entity commuted its largest assumed liability and related retrocessional protection whereby the subsidiary paid net losses of $222.0 million and reduced net IBNR by the same amount, resulting in no gain or loss to the Company.

The reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of the Company's entities that benefited from substantial stop loss reinsurance protection discussed above) was comprised of: (1) $13.7 million as a result of the collection, primarily during the three months ended December 31, 2008, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods, (2) $8.5 million as a result of the revision of estimates of bad debt provisions following the receipt of new information during the three months ended December 31, 2008 and (3) $13.9 million as a result of reduced exposures to reinsurers with bad debt provisions following the commutation of assumed liabilities.

11. LOANS PAYABLE

The Company's long-term debt consists of loan facilities used to partially finance certain of the Company's acquisitions or significant new business transactions along with a loan outstanding in relation to the share repurchase agreements (the "Repurchase Agreements") entered into with three of its executives and certain trusts and a corporation affiliated with the executives. The Company draws down on the loan facilities at the time of the acquisition or significant new business transaction, although in some circumstances the Company has made additional draw-downs to refinance existing debt of the acquired company. The Company incurred interest expense on its loan facilities and loan outstanding relating to the Repurchase Agreements of $10.3 million and $17.6 million for the years ended December 31, 2010 and 2009, respectively.

Total amounts of loans payable outstanding as of December 31, 2010 and 2009 totaled $245.3 million and $255.0 million, respectively, and were comprised as follows:

Facility	Date of Facility	December 31, 2010	December 31, 2009
Cumberland — Facility B	March 4, 2008	$ —	$ 67,071
Unionamerica — Facility A	December 30, 2008	71,259	155,268
Unionamerica — Facility B	December 30, 2008	154	32,622
Knapton	April 20, 2010	21,532	—
Enstar Group — Facility A	December 29, 2010	52,100	—
Enstar Group — Facility B	December 29, 2010	62,900	—
Total long-term bank debt		207,945	254,961
Repurchase Agreements	October 1, 2010	37,333	—
Total loans payable		$245,278	$254,961

Cumberland

In February 2008, the Company's wholly-owned subsidiary, Cumberland Holdings Limited ("Cumberland") entered into a term facility agreement jointly with a London-based bank and a German bank (the "Cumberland Facility"). On March 4, 2008, Cumberland drew down AU$215.0 million (approximately $197.5 million) from the Facility A commitment ("Cumberland Facility A") and AU$86.0 million (approximately $79.0 million) from the Facility B commitment ("Cumberland Facility B") to partially fund the Gordian acquisition.

The interest rate on Cumberland Facility A was LIBOR plus 2.00% and was repayable in five years. Cumberland had fully repaid Cumberland Facility A as of December 31, 2009.

The interest rate on Cumberland Facility B was LIBOR plus 2.75% and was repayable in six years. The outstanding Cumberland Facility B loan balance as of December 31, 2009 was approximately AU$74.7 million (approximately $67.1 million). Cumberland had fully repaid Cumberland Facility B as of December 31, 2010.

Unionamerica

On December 30, 2008, in connection with the Unionamerica Holdings Limited acquisition, Royston borrowed the full amount of $184.6 million available under a term facilities agreement (the "Unionamerica Facilities Agreement") with National Australia Bank Limited ("NABL"). Of that amount, Royston borrowed $152.6 million under Facility A ("Unionamerica Facility A") and $32.0 million under Facility B ("Unionamerica Facility B").

Unionamerica Facility A was partially repaid in December 2010, and as of December 31, 2010, the remaining outstanding loan balance, inclusive of accrued interest, was $71.3 million compared to $155.3 million as of December 31, 2009. Unionamerica Facility B was fully repaid in December 2010, and as of December 31, 2010, the remaining outstanding balance of $0.2 million related to accrued interest outstanding. As of December 31, 2009, the outstanding Unionamerica Facility B loan balance, inclusive of accrued interest, was $32.6 million.

The loans are secured by a lien covering all of the assets of Royston. Unionamerica Facility A is repayable within three years from October 3, 2008, the date of the Unionamerica Facilities Agreement. Unionamerica Facility B was repayable within four years from October 3, 2008. On August 4, 2009, Royston entered into an amendment and restatement of the Unionamerica Facilities Agreement pursuant to which: (1) NABL's participation in the original $184.6 million facility was reduced from 100% to 50%, with Barclays Bank PLC providing the remaining 50%; (2) the guarantee provided by the Company of all of the obligations of Royston under the Unionamerica Facilities Agreement was terminated; and (3) the interest rate on the Facility A portion was reduced from LIBOR plus 3.50% to LIBOR plus 2.75% and the interest rate on the Facility B portion was reduced from LIBOR plus 4.00% to LIBOR plus 3.25%.

During the existence of a payment default, the interest rates will be increased by 1.00%. During the existence of any event of default (as specified in the Unionamerica Facilities Agreement), the lenders may declare that all amounts outstanding under the Unionamerica Facilities Agreement are immediately due and payable, declare that all borrowed amounts be paid upon demand, or proceed against the security. Amounts outstanding under the Unionamerica Facilities Agreement are also subject to acceleration by the lenders in the event of a change of control of Royston, successful application by Royston or certain of its affiliates (other than the Company) for listing on a stock exchange, or total amounts outstanding under the facilities decreasing below $10.0 million. The Unionamerica Facilities Agreement contains various financial and business covenants for Unionamerica Facilities A and B. As of December 31, 2010, all of the financial covenants relating to the Unionamerica facilities were met. The Flowers Fund has a 30% non-voting equity interest in Royston Holdings Ltd., the direct parent company of Royston.

In January 2011, the accrued interest outstanding of $0.2 million relating to Unionamerica Facility B was settled. In addition, on March 3, 2011, the Company repaid an additional $40.5 million of the outstanding loan balance of Unionamerica Facility A. As of March 3, 2011, the remaining outstanding loan balance of Unionamerica Facility A, inclusive of accrued interest, was $30.6 million.

Knapton

In April 2010, Knapton Holdings entered into the Knapton Facility, a term facility agreement with a London-based bank. On April 20, 2010, Knapton Holdings drew down $21.4 million from the Knapton Facility to partially refinance the acquisition of Knapton. The interest rate on the Knapton Facility is LIBOR plus 2.75%. The Knapton Facility is repayable in three years and is secured by a first charge over Knapton Holding's shares in Knapton. The Knapton Facility contains various financial and business covenants, including limitations on mergers and consolidations involving Knapton Holdings and its subsidiaries. As of December 31, 2010, all of the covenants relating to the Knapton Facility were met and the outstanding loan balance, inclusive of accrued interest, was $21.5 million.

EGL Facility

On July 16, 2010, the Company entered into the EGL Facility, an unsecured term facility agreement with a London-based bank. On July 19, 2010, the Company drew down $25.0 million from the EGL Facility to fund the acquisition of PWAC. The interest rate on the EGL Facility was LIBOR plus 2.75% and was repayable in three months. The EGL Facility contained various financial and business undertakings. On September 13, 2010, the Company fully repaid the EGL Facility.

Enstar Group

On December 29, 2010, the Company, as borrower, and certain of its subsidiaries, as guarantors, entered into a term facility agreement with a London-based bank (the "Enstar Facilities Agreement"). On December 30, 2010, the Company drew down $52.1 million from the Facility A commitment ("Enstar Facility A") and $62.9 million from the Facility B commitment ("Enstar Facility B"). The drawdown of Enstar Facility B was used to partially fund the obligations of one of the Company's subsidiaries under the CIGNA reinsurance transaction with the remainder being used for general corporate purposes. The drawdown of Enstar Facility A was used to repay internal group loans. As of December 31, 2010, the outstanding loan balances, inclusive of accrued interest, related to Enstar Facilities A and B were $52.1 million and $62.9 million, respectively.

The loans are secured by a pledge of the shares of certain of the Company's subsidiaries. Both Enstar Facilities A and B must be repaid in three equal annual installments on the anniversary date of the Enstar Facilities Agreement. Interest is payable quarterly and the interest rate on both Enstar Facilities A and B is LIBOR plus 3.00%. The Enstar Facilities Agreement terminates on December 29, 2013.

During the existence of a payment default, the interest rates will be increased by 1.00%. During the existence of any event of default (as specified in the Enstar Facilities Agreement), the lenders may declare that all or a portion of amounts outstanding under the Enstar Facilities Agreement are immediately due and payable, declare that all or a portion of borrowed amounts be paid upon demand, or proceed against the security. The Enstar Facilities Agreement contains various financial and business covenants for Enstar Facilities A and B. As of December 31, 2010, all of the financial covenants relating to the Enstar Facilities A and B were met.

Clarendon

On March 4, 2011, the Company, through Clarendon Holdings, Inc., entered into a $106.5 million term facility agreement (the "Clarendon Facility") with a London-based bank. The Clarendon Facility provides for a four-year term loan facility, which will be available to be drawn to fund up to 50% of the purchase price of Clarendon. As of March 4, 2011, Clarendon Holdings, Inc. has not borrowed any of the amount available under the Clarendon Facility.

The Clarendon Facility will be secured by a security interest in all of the assets of Clarendon Holdings, Inc., as well as a first priority lien on the stock of both Clarendon Holdings, Inc. and Clarendon. Interest is payable at the end of each interest period chosen by Clarendon Holdings, Inc. or, at the latest, each six months. The interest rate is LIBOR plus 2.75%. The Clarendon Facility is subject to various financial and business covenants, including limitations on mergers and consolidations, restrictions as to disposition of stock and limitations of liens on the stock.

During the existence of any payment default, the interest rate is increased by 1.0%. During the existence of any event of default (as specified in the term facility agreement), the lenders may declare all or a portion of outstanding amounts immediately due and payable, declare all or a portion of borrowed amounts payable upon demand, or proceed against the security. The Clarendon Facility terminates and all amounts borrowed must be repaid on the fourth anniversary of the date the term loan is made.

The fair values of the Company's floating rate loans approximate their book value.

Share repurchase agreements

On October 1, 2010, the Company entered into the Repurchase Agreements with three of its executives and certain trusts and a corporation affiliated with the executives to repurchase an aggregate of 800,000 ordinary shares of the Company at a price of $70.00 per share. The Company repurchased an aggregate of 600,000 ordinary shares from Dominic F. Silvester (the Company's Chief Executive Officer and Chairman of the Board of Directors) and a trust of which he and his immediate family are the sole beneficiaries, 100,000 ordinary shares from a trust of which Paul J. O'Shea (the Company's Joint Chief Operating Officer, Executive Vice President and a member of its Board of Directors) and his immediate family are the sole beneficiaries and 100,000 ordinary shares from a corporation owned by a trust of which Nicholas A. Packer (the Company's Joint Chief Operating Officer and Executive Vice President) and his immediate family are the sole beneficiaries. The repurchase transactions closed on October 14, 2010. The aggregate purchase price of $56.0 million is payable by the Company through promissory notes to the selling shareholders. The annual interest rate for the notes is fixed at 3.5%, and the notes are repayable in three equal installments on December 31, 2010, December 1, 2011 and December 1, 2012. In connection with the Repurchase Agreements, the Company entered into lock-up agreements with each of Messrs. Silvester, O'Shea and Packer, and their respective family trusts and corporation. The lock-up agreements prohibit future sales and transfers of shares now owned or subsequently acquired for two years from the date of the Repurchase Agreements. On December 31, 2010, the Company repaid $18.7 million of the promissory notes and $0.4 million of accrued interest.

12. SHARE CAPITAL

As at December 31, 2010 and 2009, the authorized share capital was 156,000,000 ordinary shares, par value $1.00 per share. The following table is a summary of changes in ordinary shares issued and outstanding:

Issued and fully paid ordinary shares of par value $1.00 each —

	2010	2009
Balance, beginning of year	$13,581	$13,334
Issue of shares	80	170
Shares repurchased	(800)	—
Share awards granted/vested	79	77
Balance, end of year	$12,940	$13,581

Issued and fully paid non-voting convertible ordinary shares of par value $1.00 each —

	2010	2009
Balance, beginning and end of year	$2,973	$2,973

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income as of December 31, 2010 and 2009 was comprised of foreign currency translation adjustments and unrealized holding gains on investments arising during the year.

	2010	2009
Foreign currency translation adjustments	$26,588	$4,112
Defined benefit pension liability	(1,000)	—
Unrealized holding gains on investments	9,429	4,597
	$35,017	$8,709

14. EMPLOYEE BENEFITS

a) Summary

Components of salaries and benefits are summarized as follows:

	2010	2009	2008
Salaries and benefits	$50,978	$41,534	$38,675
Defined contribution pension plan expense	3,477	3,060	2,596
2004-2005 employee share plan	—	—	608
2006 equity plan	1,500	—	—
Annual incentive plan	30,722	23,860	14,391
Total salaries and benefits	$86,677	$68,454	$56,270

b) Pension plan

The Company provides pension benefits to eligible employees through various plans sponsored by the Company. All pension plans, except as disclosed below, are structured as defined contribution plans. Pension expense for the years ended December 31, 2010, 2009 and 2008 was $3.5 million, $3.1 million and $2.6 million, respectively.

The Company acquired, as part of the acquisition of PWAC, a noncontributory defined benefit pension plan (the "PWAC Plan") that covers substantially all PWAC employees hired before April 1, 2003 and provides pension and certain death benefits. Effective April 1, 2004, PWAC froze the PWAC Plan. As at the date of acquisition of PWAC by the Company, the PWAC Plan had an unfunded liability of $6.7 million that had been accrued by PWAC. Subsequent to acquisition, an actuarial review was performed of the PWAC Plan which determined that the PWAC Plan's unfunded liability, as at December 31, 2010, was $7.9 million. As at December 31, 2010, PWAC had an accrued liability of $7.9 million for the unfunded PWAC Plan liability.

The Company recorded pension expense relating to the PWAC Plan, for the period from the date of acquisition to December 31, 2010, of $0.6 million.

c) Employee share plans

Employee stock awards for 2010 are summarized as follows:

	Number of Shares	Weighted Average Fair Value of the Award
Nonvested — January 1	1,636	$ 102
Granted	238,465	16,214
Vested	(86,171)	(5,829)
Nonvested — December 31	153,930	$13,019

i) 2006-2010 Annual Incentive Plan, 2011-2015 Annual Incentive Compensation Program and 2006 Equity Incentive Plan

For the years ended December 31, 2010, 2009 and 2008, 78,664, 64,378 and 27,140 shares were awarded to directors, officers and employees under the 2006 Equity Incentive Plan. The total value of the awards for the years ended December 31, 2010, 2009 and 2008 was $5.4 million, $3.3 million and $2.6 million, respectively, and was charged against the 2006-2010 Annual Incentive Plan accrual established for the years ended December 31, 2010, 2009 and 2008, respectively. On February 23, 2011, the Company adopted The Enstar Group Limited 2011-2015 Annual Incentive Compensation Program.

In addition, during the year ended December 31, 2010, 153,930 restricted shares were awarded to certain employees under the 2006 Equity Incentive Plan. The total unrecognized compensation cost related to the non-vested share awards as at December 31, 2010 was $9.0 million. These costs are expected to be recognized evenly over the next 4.9 years. Compensation costs of $1.5 million relating to the share awards were recognized in the Company's statement of earnings for the year ended December 31, 2010.

The accrued expense relating to the 2006-2010 Annual Incentive Plan for the years ended December 31, 2010, 2009 and 2008 was $30.7 million, $23.9 million and $14.4 million, respectively.

ii) Enstar Group Limited Employee Share Purchase Plan

On February 26, 2008, the Company's board of directors approved the Amended and Restated Enstar Group Limited Employee Share Purchase Plan (the "Purchase Plan"), and subsequently, on June 11, 2008, the Company's shareholders approved the Purchase Plan at the Annual General Meeting.

Compensation costs of less than $0.1 million relating to the shares issued have been recognized in the Company's statement of earnings for each of the years ended December 31, 2010, 2009 and 2008. As at December 31, 2010, 2009 and 2008, 5,871, 5,588 and 2,695 shares, respectively, have been issued to employees under the Purchase Plan.

(d) Options

	Number of Shares	Weighted Average Exercise Price	Intrinsic Value of Shares
Outstanding — January 1, 2010	327,586	$29.49	$14,261
Granted	—	—	—
Exercised	(175,571)	25.11	(7,604)
Forfeited	—	—	—
Outstanding — December 31, 2010	152,015	$34.55	$ 7,606

Stock options outstanding and exercisable as of December 31, 2010 were as follows:

Ranges of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$10 — $20	49,037	$19.63	0.7 years
$40 — $60	102,978	41.65	2.7 years

(e) Deferred Compensation and Stock Plan for Non-Employee Directors

For the years ended December 31 2010, 2009 and 2008, 6,463, 7,147 and 4,631 restricted share units, respectively, were credited to the accounts of Non-Employee Directors under the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors (the "Deferred Compensation Plan").

Following Gregory Curl's resignation from the board of directors, 1,606 restricted share units previously credited to his account under the Deferred Compensation Plan were converted into the same number of the Company's ordinary shares on September 10, 2010 with fractional shares paid in cash. Also on September 10, 2010, 1,383 restricted stock units previously credited to Mr. Curl's account under a deferred compensation plan assumed in the Company's merger with Enstar USA, Inc., now a wholly owned subsidiary of the Company, were converted into the same number of the Company's ordinary shares.

Following T. Wayne Davis' resignation from the board of directors in 2009, 1,576 restricted share units previously credited to his account under the Deferred Compensation Plan were converted into the same number of the Company's ordinary shares on April 1, 2009, with fractional shares paid in cash. Also on April 1, 2009, 14,146 restricted stock units previously credited to Mr. Davis' account under a deferred compensation plan assumed in the Company's merger with Enstar USA, Inc., now a wholly owned subsidiary of the Company, were converted into the same number of the Company's ordinary shares.

15. EARNINGS PER SHARE

The following table sets forth the comparison of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Basic earnings per share:			
Net earnings attributable to Enstar Group Limited	$ 174,086	$ 135,210	$ 81,551
Weighted average shares outstanding — basic	13,489,221	13,514,207	12,638,333
Earnings per share attributable to Enstar Group Limited — basic	$ 12.91	$ 10.01	$ 6.45
Diluted earnings per share:			
Net earnings attributable to Enstar Group Limited	$ 174,086	$ 135,210	$ 81,551
Weighted average shares outstanding — basic	13,489,221	13,514,207	12,638,333
Share equivalents:			
Unvested shares	125,733	4,822	16,959
Restricted share units	16,423	8,988	3,889
Options	119,879	216,644	262,294
Weighted average shares outstanding — diluted	13,751,256	13,744,661	12,921,475
Earnings per share attributable to Enstar Group Limited — diluted	$ 12.66	$ 9.84	$ 6.31

16. RELATED PARTY TRANSACTIONS

The Company has entered into certain transactions with companies and partnerships that are affiliated with J. Christopher Flowers and John J. Oros. Mr. Flowers is a member of the Company's board of directors and one of the largest shareholders of the Company. Mr. Oros was the Company's Executive Chairman and a member of the Company's board of directors until his resignation on August 20, 2010.

- The Company earned management fees for advisory services provided to the Flowers Fund, a private investment fund, for the years ended December 31, 2010, 2009 and 2008 of $0.3 million, $0.7 million and $0.9 million, respectively.

- The Company had, as of December 31, 2010, 2009 and 2008, excluding its investment in Varadero International Ltd. ("Varadero") investments in entities affiliated with Messers. Flowers and Oros with a total value of $96.1 million, $76.1 million and $54.5 million, respectively, and outstanding commitments to entities managed by Messers. Flowers and Oros, for the same periods, of $84.6 million, $98.1 million and $104.0 million, respectively. The Company's outstanding commitments may be drawn down over approximately the next five years. As at December 31, 2010, the related party investments associated with Messrs. Flowers and Oros accounted for 99.9% of the total unfunded capital commitments of the Company and 50.3% of the total amount of investments classified as other investments by the Company.

- On October 1, 2010, the Company entered into the Repurchase Agreements with three of its executives and certain trusts and a corporation affiliated with the executives to repurchase an aggregate of 800,000 of the Company's ordinary shares at a price of $70.00 per share. The Company repurchased an aggregate of 600,000 ordinary shares from Dominic F. Silvester (the Company's Chief Executive Officer and Chairman of the Board of Directors) and a trust of which he and his immediate family are the sole beneficiaries, 100,000 ordinary shares from a trust of which Paul J. O'Shea (the Company's Joint Chief Operating Officer, Executive Vice President and a member of its Board of Directors) and his immediate family are the sole beneficiaries and 100,000 ordinary shares from a corporation owned by a trust of which Nicholas A. Packer (the Company's Joint Chief Operating Officer and Executive Vice President) and his immediate family are the sole beneficiaries. The repurchase transactions closed on October 14, 2010. The aggregate purchase price of $56.0 million is payable by the Company through promissory notes to the selling shareholders. The annual interest rate for the notes is fixed at 3.5%, and the notes are repayable in three equal installments on December 31, 2010, December 1, 2011 and December 1, 2012. In connection with the Repurchase Agreements, the Company entered into lock-up agreements with each of Messrs. Silvester, O'Shea and Packer, and their respective family trusts and corporation. The lock-up agreements prohibit future sales and transfers of shares now owned or subsequently acquired for two years from the date of the Repurchase Agreements.

- On August 9, 2010, the Company entered into a participation agreement for $1 million with Flowers National Bank, an entity owned by Mr. Flowers. Flowers National Bank purchased a pool of mortgage loans from the Federal Deposit Insurance Corporation.

- In March 2010, the Company committed to invest $20.0 million in Varadero, a hedge fund. The investment manager of Varadero is Varadero Capital, L.P., of which Varadero GP, LLC is the general partner. Both the investment manager and general partner are partially owned by an entity affiliated with Messrs. Flowers and Oros. As of December 31, 2010, the Company had funded 100% of its commitment to Varadero.

- On November 12, 2009, the Company invested approximately $4.0 million in Flowers Sego-Carrus Holdings, LLC ("FSC"), a joint venture between the Company, an unaffiliated third party and Flowers National Bank, an entity owned by Mr. Flowers. FSC purchased two mortgage loans from the Federal Deposit Insurance Corporation.

- On January 28, 2009, the Company invested approximately $8.7 million in JCF III Co-invest I L.P., an entity affiliated with J.C. Flowers & Co. LLC, in connection with its investment in certain of the operations, assets and liabilities of OneWest Bank FSB (formerly known as IndyMac Bank, F.S.B.).

- In July 2008, FPK acted as lead managing underwriter in the Company's sale to the public of 1,372,028 ordinary shares, inclusive of the underwriters' over-allotment, at a public offering price of $87.50 per share (the "Offering"). The underwriters purchased the shares at a 2% discount to the public offering price. The Company received net proceeds of approximately $116.8 million in the Offering. An affiliate of the Flowers Fund controlled approximately 41% of FPK until its sale of FPK in December 2009. In addition, the Flowers Fund and certain of its affiliated investment partnerships purchased 285,714 ordinary shares with a value of approximately $25.0 million in the Offering at the public offering price.

- In March 2006, Enstar and Shinsei Bank Limited ("Shinsei"), completed the acquisition of Brampton (formerly Aioi Insurance Company of Europe Limited). The acquisition was effected through Hillcot, in which Enstar held at that date a 50.1% economic interest and Shinsei held at that date the remaining 49.9%. Enstar and Shinsei made capital contributions to Hillcot to fund the acquisition in proportion to their economic interests. Mr. Flowers is a director and the largest shareholder of Shinsei. On October 27, 2008, the company distributed to Shinsei $27.1 million representing its 49.9% share of the consideration received on the sale of Hillcot Re.

- During 2008, the Flowers Fund funded approximately $145.0 million for its share of the economic interest in the acquisitions of Gordian, Guildhall, Shelbourne, Goshawk, EPIC and Unionamerica.

- In February 2008, the Company entered into an AU$301.0 million (approximately $285.0 million) joint loan facility with an Australian and a German bank. The Flowers Fund is a significant shareholder of the German bank.

In November 2008, Enstar (US) Inc. entered into a lease agreement for use of office space with one of its directors running to 2011. For the years ended December 31, 2010, 2009 and 2008, Enstar (US) Inc. incurred rent expense of $0.2 million, $0.2 million and $0.1 million, respectively.

17. LITIGATION

The Company, in common with the insurance and reinsurance industry in general, is subject to litigation and arbitration in the normal course of its business operations. While the outcome of the litigation cannot be predicted with certainty, the Company is disputing and will continue to dispute all allegations that management believes are without merit. As of December 31, 2010, the Company was not a party to any material litigation or arbitration outside its normal course of business operations.

18. TAXATION

Income tax expense for the years ended December 31, 2010, 2009 and 2008 was $87.1 million, $27.6 million, and $46.9 million, respectively.

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any taxes in Bermuda on their income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company and its Bermuda subsidiaries will be exempt from taxation in Bermuda until March 2016.

The Company has operating subsidiaries and branch operations in the United Kingdom, Australia, the United States and Europe and is subject to federal, foreign, state and local taxes in those jurisdictions. In addition, certain distributions from some foreign sources may be subject to withholding taxes.

The expected income tax provision for the foreign operations computed on pre-tax income at the weighted-average tax rate has been calculated as the sum of the pre-tax income in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate.

The actual income tax rate for the years ended December 31, 2010, 2009 and 2008 differed from the amount computed by applying the effective rate of 0% under the Bermuda law to earnings before income taxes as shown in the following reconciliation:

	2010	2009	2008
Earnings before income tax	$261,218	$162,815	$128,405
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected rates	28.7%	52.1%	44.8%
Benefit of loss carryovers	(1.5)%	—	(1.0)%
Change in uncertain tax positions	(0.1)%	(0.8)%	(2.6)%
Change in valuation allowance	(5.1)%	(28.4)%	(4.7)%
Impact of Australian tax consolidation	11.6%	—	—
Other	(0.2)%	(5.9)%	—
Effective tax rate	33.4%	17.0%	36.5%

During the three months ended December 31, 2010, in order to mitigate the tax impacts of inter-group transactions, the board of directors of the Company's Australian subsidiaries elected to form a consolidated tax group. The impact of this tax consolidation resulted in the resetting of the cost base of certain assets of our Australian subsidiaries which is estimated to result in an additional tax liability of approximately $30.3 million.

Deferred income taxes arise from the recognition of temporary differences between income determined for financial reporting purposes and income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented in the table below:

	As of December 31,	
	2010	2009
Deferred tax assets		
Benefit of losses, deductions, and other carryforwards	$ 143,680	$ 71,407
Claims reserves, principally due to discounting for tax	10,082	11,111
Allowance for doubtful accounts receivable	—	7,006
Investments	—	1,959
	153,762	91,483
Deferred tax liabilities		
Investments	(15,745)	—
Other	(1,355)	(2,672)
	(17,100)	(2,672)
Net deferred tax asset before valuation allowance	136,662	88,811
Valuation allowance	(133,506)	(57,574)
Net deferred tax asset	$ 3,156	$ 31,237

As of December 31, 2010 and 2009, U.K. insurance subsidiaries and branch operations had tax loss carryforwards, which do not expire, and deductions available for tax purposes of approximately $404.0 million and $212.7 million, respectively. Certain of the Company's U.K. insurance and reinsurance subsidiaries have tax loss carryforwards that arose prior to acquisition. Under U.K. tax law, these tax loss carryforwards are available to offset future taxable income generated by the acquired company without time limit.

As of December 31, 2010 and 2009, U.S. subsidiaries had deductible losses for tax purposes of approximately $27.0 million and $21.0 million, respectively. Under U.S. tax law, these tax losses can be carried forward and could be available to offset future taxable income of the companies that experienced the losses.

The Company has made estimates of future taxable income of foreign subsidiaries and has provided a valuation allowance in respect of those loss carryforwards where it does not expect to realize a benefit. The Company has considered all available evidence using a "more likely than not" standard in determining the amount of the valuation allowance.

The Company has unrecognized tax benefits of $5.6 million, $5.7 million and $8.1 million relating to uncertain tax positions as of December 31, 2010, 2009 and 2008, respectively.

During the years ended December 31, 2010, 2009 and 2008, there were certain reductions to unrecognized tax benefits due to the expiration of statutes of limitations of $0.3 million, $3.5 million and $3.5 million, respectively, which were included in net earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
Balance, beginning of year	$5,727	$ 8,056	$13,115
Gross increases — tax positions related to the current year	—	835	2,204
Gross increases — tax positions related to prior years	113	413	644
Gross decreases — tax positions related to the current year	—	—	(557)
Gross decreases — tax positions related to prior years	—	—	(3,297)
Lapse of statute of limitations	(274)	(3,577)	(4,053)
Balance, end of year	$5,566	$ 5,727	$ 8,056

Included in the balances at December 31, 2010, 2009 and 2008 were $4.4 million, $5.1 million and $4.2 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

It is reasonably possible that the amount of unrecognized tax benefits with respect to certain of the unrecognized tax positions could decrease by up to approximately $70,000 within the next 12 months if the statute of limitations expires on certain tax periods.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a part of income tax expense. During the years ended December 31, 2010, 2009, and 2008 the Company recognized a benefit for the reversal of interest and penalties related to unrecognized tax benefits due to the expiration of the statute of limitations in the amount of $0.1 million, $0.5 million and $0.8 million, respectively. The Company had approximately $1.0 million, $0.9 million and $1.2 million accrued for the payment of interest and penalties related to unrecognized tax benefits at December 31, 2010, 2009 and 2008, respectively.

The Company's operating subsidiaries in specific countries may be subject to audit by various tax authorities and may have different statutes of limitations expiration dates. With limited exceptions, the Company's major subsidiaries that operate in the United States, United Kingdom and Australia are no longer subject to tax examinations for years before 2005, 2008 and 2005, respectively.

Because the Company operates in many jurisdictions, its net earnings are subject to risk due to changing tax laws and tax rates around the world. The current, rapidly changing economic environment may increase the likelihood of substantial changes to tax laws in the jurisdictions in which it operates. The Company cannot predict what, if any, legislation, will actually be proposed or enacted, or what the effect of any such legislation might be on the Company's financial condition and results of operations.

19. STATUTORY REQUIREMENTS (Unaudited)

The Company's insurance and reinsurance operations are subject to insurance laws and regulations in the jurisdictions in which they operate, including Bermuda, Australia, the United States, Europe and the United

Kingdom. Statutory capital and surplus as reported to the relevant regulatory authorities for the insurance and reinsurance subsidiaries of the Company as of December 31, 2010 and 2009 was as follows:

	Bermuda		U.K.		Australia		U.S.		Europe	
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Minimum required statutory capital and surplus	$112,593	$ 54,022	$ 66,445	$ 54,777	$128,576	$186,107	$42,476	$ 9,205	$ 25,785	$ 52,523
Actual statutory capital and surplus	$613,867	$428,624	$945,451	$604,390	$224,256	$337,962	$94,543	$16,791	$126,392	$130,404

	Bermuda		UK		Australia		U.S.		Europe	
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Statutory income	$ 66,718	$ 43,534	$130,105	$45,986	$(1,934)	$ 30,614	$4,940	$5,609	$62,440	$134,517
Maximum available for dividends	$422,043	$272,686	$441,794	$80,652	$95,681	$151,793	$3,902	$ —	$ 8,361	$ 6,052

The statutory capital and surplus required by the relevant regulatory authorities in any jurisdiction may be significantly in excess of the minimum required statutory capital and surplus and, as a result, the maximum available for dividends may be lower.

20. COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating leases expiring in various years through 2016. The leases are renewable at the option of the lessee under certain circumstances. The following is a schedule of future minimum rental payments on non-cancellable leases as of December 31, 2010:

2011	$ 3,205
2012	2,772
2013	1,819
2014	1,447
2015	852
2016	169
	$10,264

Rent expense for the years ended December 31, 2010, 2009 and 2008 was $2.9 million, $2.7 million and $2.5 million, respectively.

In 2006, the Company committed to invest up to $100.0 million in the Flowers Fund. As of December 31, 2010, the capital contributed to the Flowers Fund was $97.1 million, with the remaining unfunded commitment being approximately $2.9 million.

As at December 31, 2010, the Company has guaranteed the obligations of two of its subsidiaries in respect of letters of credit issued on their behalf by London-based banks in the amount of £12.0 million (approximately $18.7 million) in respect of capital commitments to Lloyd's Syndicate 2008 and £7.5 million (approximately $11.7 million) in respect of insurance contract requirements of one of the subsidiaries. As of February 28, 2011, the Company's total guarantee has increased to £19.0 million (approximately $29.7 million) in respect of its increased capital commitment to Lloyd's Syndicate 2008. The guarantees will be triggered should losses incurred by the subsidiaries exceed available cash on hand resulting in the letters of credit being drawn. As at December 31, 2010, the Company had not recorded any liabilities associated with the guarantees.

As at December 31, 2010, the Company provided guarantees supporting the obligations of one of its subsidiaries in respect of the acquisition, by the subsidiary, of two portfolios of insurance and reinsurance businesses in run-off. The total guarantee provided is approximately $198.4 million and will increase or decrease over time in line with relevant independent actuarial assessments, but will always be subject to an overall maximum cap with respect to reinsurance liabilities.

On September 10, 2008, the Company made a commitment to invest in aggregate $100.0 million in J.C. Flowers Fund III L.P. ("Fund III"). The Company's commitment may be drawn down by Fund III over approximately the next five years. As of December 31, 2010, the capital contributed to the fund was $18.3 million with the remaining outstanding commitment being $81.7 million. Fund III is a private investment fund advised by J.C. Flowers & Co. LLC. J. Christopher Flowers, a member of the Company's board of directors and one of its largest shareholders, is the Chairman and Chief Executive Officer of J.C. Flowers & Co. LLC. John J. Oros, the Company's Executive Chairman and a member of its board of directors until his resignation on August 20, 2010, is a Managing Director of J.C. Flowers & Co. LLC.

The Company has made a capital commitment of up to $10.0 million in the GSC European Mezzanine Fund II, LP ("GSC"). GSC invests in mezzanine securities of middle and large market companies throughout Western Europe. As of December 31, 2010, the capital contributed to GSC was $9.9 million, with the remaining commitment being $0.1 million.

On November 8, 2010, the Company, through its wholly-owned subsidiary, Kenmare, entered into a definitive agreement for the purchase of CitiLife Financial Limited from Citigroup Insurance Holding Corporation, an affiliate of Citigroup Inc. The purchase price is €30 million (approximately $40.2 million) and is expected to be financed from available cash on hand. Completion of the transaction is conditioned on, among other things, regulatory approval and satisfaction of various customary closing conditions. The transaction is expected to close in the first quarter of 2011.

On December 22, 2010, the Company, through its wholly-owned subsidiary, Clarendon Holdings, Inc., entered into a definitive agreement for the purchase of Clarendon from Clarendon Insurance Group, Inc., an affiliate of Hannover Re. The purchase price is approximately $200 million and will be financed in part by a bank loan facility provided by a London-based bank entered into on March 4, 2011 and in part from available cash on hand. Completion of the transaction is conditioned on, among other things, regulatory approval and satisfaction of various customary closing conditions. The transaction is expected to close in the second quarter of 2011.

In February 2011, Lloyd's Syndicate 2008 entered into RITC agreements with two Lloyd's syndicates with total gross insurance reserves of approximately $129.6 million. The capital commitment to Lloyd's Syndicate 2008 with respect to these two RITC agreements amounted to £21.3 million (approximately $33.3 million).

21. SEGMENT INFORMATION

The determination of reportable segments is based on how senior management monitors the Company's operations. The Company measures the results of its operations under two major business categories: consulting and reinsurance.

The Company's consulting segment comprises the operations and financial results of those subsidiaries that provide management and consulting services, forensic claims inspections services and reinsurance collection services to third-party clients, as well as to the Company's reinsurance segment, in return for management fees. The Company provides consulting and management services through its subsidiaries located in the United States, Bermuda and Europe to large multinational company clients with insurance and reinsurance companies and portfolios in run-off relating to risks spanning the globe. As a result, extracting and quantifying revenues attributable to certain geographic locations would be impracticable given the global nature of the business.

All of the consulting fees for the reinsurance segment relate to intercompany fees paid to the consulting segment.

	Consulting	Reinsurance	Total
2010			
Consulting fees	$84,054	$ (61,039)	$ 23,015
Net investment income	461	99,445	99,906
Net realized and unrealized gains	—	13,137	13,137
	84,515	51,543	136,058
Net reduction in ultimate loss and loss adjustment expense liabilities:			
Reduction in estimates of net ultimate losses	—	(278,065)	(278,065)
Reduction in provisions for bad debt	—	(49,556)	(49,556)
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	—	(39,651)	(39,651)
Amortization of fair value adjustments	—	55,438	55,438
	—	(311,834)	(311,834)
Salaries and benefits	50,684	35,993	86,677
General and administrative expenses	28,288	30,913	59,201
Interest expense	—	10,253	10,253
Net foreign exchange loss (gain)	420	(818)	(398)
	79,392	(235,493)	(156,101)
Earnings before income taxes and share of net earnings of party owned company	5,123	287,036	292,159
Income taxes	33	(87,165)	(87,132)
Share of net earnings of partly owned company	—	10,704	10,704
Net earnings	5,156	210,575	215,731
Less: Net earnings attributable to noncontrolling interest	—	(41,645)	(41,645)
Net earnings attributable to Enstar Group Limited	$ 5,156	$ 168,930	$ 174,086

	Consulting	Reinsurance	Total
2009			
Consulting fees	$49,617	$ (33,513)	$ 16,104
Net investment income	1,894	79,477	81,371
Net realized and unrealized gains	—	4,237	4,237
	51,511	50,201	101,712
Net reduction in ultimate loss and loss adjustment expense liabilities:			
Reduction in estimates of net ultimate losses	—	(274,825)	(274,825)
Reduction in provisions for bad debt	—	(11,718)	(11,718)
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	—	(50,412)	(50,412)
Amortization of fair value adjustments	—	77,328	77,328
	—	(259,627)	(259,627)
Salaries and benefits	37,281	31,173	68,454
General and administrative expenses	19,870	27,032	46,902
Interest expense	—	17,583	17,583
Net foreign exchange (gain) loss	(920)	24,707	23,787
	56,231	(159,132)	(102,901)
(Loss) earnings before income taxes	(4,720)	209,333	204,613
Income taxes	(2,402)	(25,203)	(27,605)
Net (loss) earnings	(7,122)	184,130	177,008
Less: Net earnings attributable to noncontrolling interest	—	(41,798)	(41,798)
Net (loss) earnings attributable to Enstar Group Limited	$ (7,122)	$ 142,332	$ 135,210

	Consulting	Reinsurance	Total
2008			
Consulting fees	$ 54,158	$ (29,007)	$ 25,151
Net investment (loss) income	(20,248)	46,849	26,601
Net realized and unrealized losses	—	(1,655)	(1,655)
	33,910	16,187	50,097
Net reduction in ultimate loss and loss adjustment expense liabilities:			
Reduction in estimates of net ultimate losses	—	(161,437)	(161,437)
Reduction in provisions for bad debt	—	(36,136)	(36,136)
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	—	(69,056)	(69,056)
Amortization of fair value adjustments	—	24,525	24,525
	—	(242,104)	(242,104)
Salaries and benefits	33,196	23,074	56,270
General and administrative expenses	17,289	36,068	53,357
Interest expense	—	23,370	23,370
Net foreign exchange loss	1,167	13,819	14,986
	51,652	(145,773)	(94,121)
(Loss) earnings before income taxes and share of net loss of partly owned company	(17,742)	161,960	144,218
Income taxes	511	(47,365)	(46,854)
Share of net loss of partly owned company	—	(201)	(201)
(Loss) earnings before extraordinary gain	(17,231)	114,394	97,163
Extraordinary gain — Negative goodwill	—	50,280	50,280
Net (loss) earnings	(17,231)	164,674	147,443
Less: Net earnings attributable to noncontrolling interest	—	(65,892)	(65,892)
Net (loss) earnings attributable to Enstar Group Limited	$(17,231)	$ 98,782	$ 81,551

22. CONDENSED UNAUDITED QUARTERLY FINANCIAL DATA

	2010 Quarters Ended			
	December 31	September 30	June 30	March 31
Consulting fees	$ 3,268	$ 2,119	$ 3,500	$ 14,128
Net investment income	30,622	20,165	22,998	26,121
Net realized and unrealized gains (losses)	4,527	10,635	(4,227)	2,202
	38,417	32,919	22,271	42,451
Net reduction in ultimate loss and loss adjustment expense liabilities:				
Reduction in estimates of net ultimate losses	(220,129)	(20,890)	(35,104)	(1,942)
Reduction in provisions for bad debt	(35,145)	(1,304)	(7,768)	(5,339)
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	(8,819)	(10,171)	(11,696)	(8,965)
Amortization of fair value adjustments	30,336	6,250	12,202	6,650
	(233,757)	(26,115)	(42,366)	(9,596)
Salaries and benefits	39,221	18,012	14,254	15,190
General and administrative expenses	19,728	13,185	15,801	10,487
Interest expense	2,093	2,961	2,805	2,394
Net foreign exchange (gain) loss	(1,785)	(586)	(5,615)	7,588
	(174,500)	7,457	(15,121)	26,063
EARNINGS BEFORE INCOME TAXES AND SHARE OF NET EARNINGS OF PARTLY OWNED COMPANY	212,917	25,462	37,392	16,388
Income taxes	(64,116)	(979)	(16,115)	(5,922)
Share of net earnings of partly owned company	—	1,351	2,203	7,150
NET EARNINGS	148,801	25,834	23,480	17,616
Less: Net earnings attributable to noncontrolling interests	(24,509)	(4,391)	(11,050)	(1,695)
NET EARNINGS ATTRIBUTABLE TO ENSTAR GROUP LIMITED	$ 124,292	$ 21,443	$ 12,430	$ 15,921
EARNINGS PER SHARE — BASIC				
Net earnings attributable to Enstar Group Limited ordinary shareholders	$ 9.61	$ 1.56	$ 0.91	$ 1.17
EARNINGS PER SHARE — DILUTED				
Net earnings attributable to Enstar Group Limited ordinary shareholders	$ 9.37	$ 1.53	$ 0.89	$ 1.15
Weighted average shares outstanding — Basic	12,934,638	13,704,832	13,702,832	13,619,741
Weighted average shares outstanding — Diluted	13,258,299	14,019,768	14,019,489	13,831,697

ENSTAR GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2009 Quarters Ended			
	December 31	September 30	June 30	March 31
Consulting fees	$ 4,477	$ 4,112	$ 4,179	$ 3,336
Net investment income	20,929	24,640	18,493	17,309
Net realized and unrealized gains (losses)	2,255	2,912	5,080	(6,010)
	27,661	31,664	27,752	14,635
Net reduction in ultimate loss and loss adjustment expense liabilities:				
Reduction in estimates of net ultimate losses	(182,523)	(44,736)	(17,742)	(29,824)
Reduction in provisions for bad debt	(2,004)	—	—	(9,714)
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	(21,042)	(9,830)	(9,422)	(10,118)
Amortization of fair value adjustments	32,572	12,008	9,771	22,977
	(172,997)	(42,558)	(17,393)	(26,679)
Salaries and benefits	27,126	16,997	11,914	12,417
General and administrative expenses	11,415	12,195	10,910	12,382
Interest expense	3,681	4,262	4,675	4,965
Net foreign exchange loss (gain)	30,964	(7,164)	(1,611)	1,598
	(99,811)	(16,268)	8,495	4,683
EARNINGS BEFORE INCOME TAXES AND SHARE OF NET (LOSS) EARNINGS OF PARTLY OWNED COMPANY	127,472	47,932	19,257	9,952
Income taxes	(25,586)	(2,660)	23	618
Share of net (loss) earnings of partly owned company	(465)	196	—	269
NET EARNINGS	101,421	45,468	19,280	10,839
Less: Net (earnings) loss attributable to noncontrolling interests	(21,480)	(10,481)	(10,529)	692
NET EARNINGS ATTRIBUTABLE TO ENSTAR GROUP LIMITED	$ 79,941	$ 34,987	$ 8,751	$ 11,531
EARNINGS PER SHARE — BASIC				
Net earnings attributable to Enstar Group Limited ordinary shareholders	$ 5.89	$ 2.58	$ 0.65	$ 0.86
EARNINGS PER SHARE — DILUTED				
Net earnings attributable to Enstar Group Limited ordinary shareholders	$ 5.79	$ 2.53	$ 0.63	$ 0.84
Weighted average shares outstanding — Basic	13,579,971	13,578,555	13,532,608	13,363,507
Weighted average shares outstanding — Diluted	13,811,176	13,814,651	13,787,553	13,699,419

ENSTAR GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008 Quarters Ended			
	December 31	September 30	June 30	March 31
Consulting fees	$ 8,108	$ 7,410	$ 3,578	$ 6,055
Net investment income	(2,057)	6,849	21,219	590
Net realized and unrealized (losses) gains	(1,393)	(192)	1,014	(1,084)
	4,658	14,067	25,811	5,561
Net (reduction) increase in ultimate loss and loss adjustment expense liabilities:				
(Reduction) increase in estimates of net ultimate losses	(134,467)	(4,164)	(24,091)	1,285
(Reduction) increase in provisions for bad debt	(35,274)	213	(1,075)	—
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	(36,132)	(13,672)	(12,165)	(7,087)
Amortization of fair value adjustments	(7,964)	14,154	11,848	6,487
	(213,837)	(3,469)	(25,483)	685
Salaries and benefits	24,953	6,013	13,947	11,357
General and administrative expenses	17,353	10,121	13,972	11,911
Interest expense	4,493	7,919	7,643	3,315
Net foreign exchange (gain) loss	(3,800)	25,056	(4,935)	(1,335)
	(170,838)	45,640	5,144	25,933
EARNINGS (LOSS) BEFORE INCOME TAXES AND SHARE OF NET LOSS OF PARTLY OWNED COMPANY	175,496	(31,573)	20,667	(20,372)
Income taxes	(33,466)	(10,434)	(3,193)	239
Share of net loss of partly owned company	(201)	—	—	—
EARNINGS (LOSS) BEFORE EXTRAORDINARY GAIN	141,829	(42,007)	17,474	(20,133)
Extraordinary gain — Negative goodwill	—	—	—	50,280
NET EARNINGS (LOSS)	141,829	(42,007)	17,474	30,147
Less: Net (earnings) loss attributable to noncontrolling interests (including share of extraordinary gain of $nil, $nil, $nil, and 15,084, respectively)	(46,703)	5,572	(6,301)	(18,460)
NET EARNINGS (LOSS) ATTRIBUTABLE TO ENSTAR GROUP LIMITED	$ 95,126	$ (36,435)	$ 11,173	$ 11,687
EARNINGS PER SHARE — BASIC				
Earnings (loss) before extraordinary gain attributable to Enstar Group Limited ordinary shareholders	$ 7.13	$ (2.74)	$ 0.93	$ (1.97)
Extraordinary gain attributable to Enstar Group Limited ordinary shareholders	—	—	—	2.95
Net earnings (loss) attributable to Enstar Group Limited ordinary shareholders	$ 7.13	$ (2.74)	$ 0.93	$ 0.98
EARNINGS PER SHARE — DILUTED				
Earnings (loss) before extraordinary gain attributable to Enstar Group Limited ordinary shareholders	$ 7.13	$ (2.74)	$ 0.91	$ (1.97)
Extraordinary gain attributable to Enstar Group Limited ordinary shareholders	—	—	—	2.95
Net earnings (loss) attributable to Enstar Group Limited ordinary shareholders	$ 7.13	$ (2.74)	$ 0.91	$ 0.98
Weighted average shares outstanding — basic	13,333,644	13,317,919	11,959,125	11,927,542
Weighted average shares outstanding — diluted	13,334,944	13,317,919	12,238,356	11,927,542

ENSTAR GROUP LIMITED

CONDENSED BALANCE SHEETS
As of December 31, 2010 and 2009

	2010	2009
	(in thousands of U.S. dollars, except share data)	
ASSETS		
Cash and cash equivalents	$ 25,498	$ 12,911
Balances due from subsidiaries	129,509	159,688
Investments in subsidiaries	1,388,529	1,196,687
Goodwill	21,222	21,222
Accounts receivable and other assets	253	8,644
TOTAL ASSETS	$1,565,011	$1,399,152
LIABILITIES		
Accounts payable and accrued liabilities	$ 10,009	$ 4,510
Loans payable	152,333	—
Balances due to subsidiaries	186,848	318,490
TOTAL LIABILITIES	349,190	323,000
SHAREHOLDERS' EQUITY		
Share capital		
Authorized issued and fully paid, par value $1 each (Authorized 2010: 156,000,000; 2009: 156,000,000)		
Ordinary shares (Issued 2010: 12,940,021; 2009: 13,580,793)	12,940	13,581
Non-voting convertible ordinary shares (Issued 2010: 2,972,892; 2009: 2,972,892)	2,973	2,973
Treasury stock at cost (non-voting convertible ordinary shares 2010: 2,972,892; 2009: 2,972,892)	(421,559)	(421,559)
Additional paid-in capital	667,907	721,120
Accumulated other comprehensive income (loss)	35,017	8,709
Retained earnings	651,143	477,057
Total Enstar Group Limited Shareholders' Equity	948,421	801,881
Noncontrolling interest	267,400	274,271
TOTAL SHAREHOLDERS' EQUITY	1,215,821	1,076,152
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,565,011	$1,399,152

See accompanying notes to the condensed financial statements.

ENSTAR GROUP LIMITED

CONDENSED STATEMENTS OF EARNINGS
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(in thousands of U.S. dollars)		
INCOME			
Net investment income	$ 3,528	$ 1,122	$ 1,423
Dividend income from subsidiaries	8,872	1,019	22,454
	12,400	2,141	23,877
EXPENSES			
Salaries and benefits	1,985	50	642
General and administrative expenses	11,028	6,780	3,708
Interest expense	8,182	15,977	16,022
Foreign exchange losses (gains)	17	(401)	1,063
	21,212	22,406	21,435
(LOSS) EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	(8,812)	(20,265)	2,442
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	224,543	197,273	129,917
NONCONTROLLING INTEREST	(41,645)	(41,798)	(50,808)
NET EARNINGS ATTRIBUTABLE TO ENSTAR GROUP LIMITED	$174,086	$135,210	$ 81,551

See accompanying notes to the condensed financial statements.

ENSTAR GROUP LIMITED

CONDENSED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(in thousands of U.S. dollars)		
OPERATING ACTIVITIES:			
Net cash flows (used in) provided by operating activities	$ (92,038)	$(35,610)	$ 118,158
INVESTING ACTIVITIES:			
Return (contribution) of capital, net	8,407	55,721	(245,900)
FINANCING ACTIVITIES:			
Repayment of loans	(19,206)	(12,482)	—
Receipt of loans	115,000	—	12,482
Proceeds from issuance of ordinary shares	424	2,796	115,392
Net cash flows provided by (used in) financing activities	96,218	(9,686)	127,874
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,587	10,425	132
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,911	2,486	2,354
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 25,498	$ 12,911	$ 2,486

See accompanying notes to the condensed financial statements.

ENSTAR GROUP LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008

1. DESCRIPTION OF BUSINESS

Enstar Group Limited ("Enstar") was incorporated under the laws of Bermuda on August 16, 2001 and with its subsidiaries (collectively the "Company") acquires and manages insurance and reinsurance companies in run-off and portfolios of insurance and reinsurance business in run-off, and provides management, consultancy and other services to the insurance and reinsurance industry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation — The condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying condensed financial statements have been prepared using the equity method to account for the investments in subsidiaries. Under the equity method, the investments in consolidated subsidiaries are stated at cost plus the equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

Our management has performed an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2010. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management was responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our management has performed an assessment, with the participation of our Chief Executive Officer and our Chief Financial Officer, of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. As allowed by SEC guidance, management excluded from its assessment the 2010 acquisitions of PWAC, Seaton, New Castle and Claremont, whose total assets, net assets, total revenues and net income on a combined basis constituted approximately 9.1%, (0.7)%, 1.3% and (4.0)%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2010.

Based upon that assessment, our management believes that, as of December 31, 2010, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by our independent registered public accounting firm as stated in its report. This report appears on page 180.

All internal control systems, no matter how well designed, have inherent limitations. As a result, even those internal control systems determined to be effective can provide only reasonable assurance with respect to financial reporting and the preparation of financial statements.

Changes in Internal Control Over Financial Reporting

Our management has performed an evaluation, with the participation of our Chief Executive Officer and our Chief Financial Officer, of changes in our internal control over financial reporting that occurred during the year ended December 31, 2010. Based upon that evaluation there were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

On March 4, 2011, Clarendon Holdings, Inc., a wholly-owned subsidiary of the Company, as borrower, entered into a Term Facility Agreement with National Australia Bank Limited (the "Clarendon Facility"). The Clarendon

Facility provides for a four-year term loan facility pursuant to which Clarendon Holdings, Inc. is permitted to borrow up to an aggregate of $106.5 million, which will be available to fund up to 50% of the purchase price of Clarendon National Insurance Company ("Clarendon"), an affiliate of Hannover Re. As of March 4, 2011, Clarendon Holdings, Inc. has not borrowed any of the amount available under the Clarendon Facility.

The Clarendon Facility is secured by a security interest in all of the assets of Clarendon Holdings, Inc., as well as a first priority lien on the stock of both Clarendon Holdings, Inc. and Clarendon. Interest is payable at the end of each interest period chosen by Clarendon Holdings, Inc. or, at the latest, each six months. The interest rate is LIBOR plus 2.75%. The Clarendon Facility is subject to various financial and business covenants, including limitations on mergers and consolidations, restrictions as to disposition of stock and limitations of liens on the stock.

During the existence of any payment default, the interest rate is increased by 1.0%. During the existence of any event of default (as specified in the Facility Agreement), the lenders may declare all or a portion of outstanding amounts immediately due and payable, declare all or a portion of borrowed amounts payable upon demand, or proceed against the security. The Facility Agreement terminates and all amounts borrowed must be repaid on the fourth anniversary of the date the term loan is made.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Enstar Group Limited

We have audited the internal control over financial reporting of Enstar Group Limited and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Controls over Financial Reporting, management excluded from its assessment the internal control over financial reporting at PW Acquisition Company ("PWAC"), Seaton Insurance Company ("Seaton), New Castle Reinsurance Company Ltd. ("New Castle") and Claremont Liability Insurance Company ("Claremont"), which were acquired on July 20, 2010, August 3, 2010, December 3, 2010 and December 31, 2010, respectively. The financial statement amounts of PWAC, Seaton, New Castle and Claremont constitute approximately 9.1%, (0.7)%, 1.3% and (4.0)% of total assets, net assets, total revenues and net income, respectively, of the Company's consolidated financial statement amounts as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at PWAC, Seaton, New Castle and Claremont. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated March 4, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche

Hamilton, Bermuda
March 4, 2011

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 Annual General Meeting of Shareholders that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 Annual General Meeting of Shareholders that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 Annual General Meeting of Shareholders that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 Annual General Meeting of Shareholders that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 Annual General Meeting of Shareholders that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) Financial Statements, Financial Statement Schedules and Exhibits.

1. *Financial Statements*

Included in Part II — See Item 8 of this report.

2. *Financial Statement Schedules*

Included in Part II — See Item 8 of this report.

3. *Exhibits*

The Exhibits listed below are filed as part of, or incorporated by reference into, this report.

Exhibit No.	Description
2.1◆	Agreement and Plan of Merger, dated as of May 23, 2006, as amended on November 21, 2006, by and among Castlewood Holdings Limited, CWMS Subsidiary Corp. and The Enstar Group, Inc. (incorporated by reference to Exhibit 2.1 (and Annex A) to the proxy statement/prospectus that forms a part of the Company's Registration Statement on Form S-4, as filed with the Securities and Exchange Commission and declared effective December 15, 2006).
2.2◆	Recapitalization Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, The Enstar Group, Inc. and the other parties signatory thereto (incorporated by reference to Exhibit 2.2 (and Annex C) to the proxy statement/prospectus that forms a part of the Company's Registration Statement on Form S-4, as filed with the Securities and Exchange Commission and declared effective December 15, 2006).
2.3◆	Agreement relating to the Sale and Purchase of the Entire Issued Share Capital of Inter-Ocean Holdings Ltd. dated December 29, 2006, as amended on January 29, 2007 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 1, 2007).
2.4◆	Share Sale Agreement, dated December 10, 2007, by and between Enstar Group Limited, Enstar Australia Holdings Pty Limited, AMP Insurance Investment Holdings Pty Limited, AMP Holdings Limited, AMP Group Services Limited, AMP Group Holdings Limited and AMP Services Limited (incorporated by reference to Exhibit 2.4 of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 29, 2008).
2.5◆	Agreement for the Sale and Purchase of the Entire Issued Share Capital of Unionamerica Holdings Limited, dated October 7, 2008, by and between St. Paul Fire and Marine Insurance Company, Royston Run-off Limited and Kenmare Holdings Limited (incorporated by reference to Exhibit 2.5 of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 5, 2009).
3.1	Memorandum of Association of Castlewood Holdings Limited (incorporated by reference to Exhibit 3.1 to the proxy statement/prospectus that forms a part of the Company's Registration Statement on Form S-4, as filed with the Securities and Exchange Commission and declared effective December 15, 2006).
3.2	Second Amended and Restated Bye-Laws of Enstar Group Limited (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K12B, as filed with the Securities and Exchange Commission on January 31, 2007).
10.1	Registration Rights Agreement, dated as of January 31, 2007, by and among Castlewood Holdings Limited, Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employees' Securities Company, L.P., J. Christopher Flowers, Dominic F. Silvester and other parties thereto set forth on the Schedule of Shareholders attached thereto (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K12B, as filed with the Securities and Exchange Commission on January 31, 2007).

Exhibit No.	Description
10.2+	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-3 (No. 333-151461) initially filed with the Securities and Exchange Commission on June 5, 2008).
10.3	Tax Indemnification Agreement, dated as of May 23, 2006, among Castlewood Holdings Limited, The Enstar Group, Inc. and J. Christopher Flowers (incorporated by reference to Exhibit 10.3 to the proxy statement/prospectus that forms a part of the Company's Registration Statement on Form S-4, as filed with the Securities and Exchange Commission and declared effective December 15, 2006).
10.4+	Amended and Restated Employment Agreement, effective May 1, 2007 and amended and restated June 4, 2007, by and among Enstar Group Limited and Dominic F. Silvester (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2007).
10.5+	Employment Agreement, effective May 1, 2007, by and among Enstar Group Limited, Castlewood (US) Inc., and John J. Oros (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 3, 2007).
10.6+	Employment Agreement, effective May 1, 2007, by and among the Company and Paul J. O'Shea (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 3, 2007).
10.7+	Employment Agreement, effective May 1, 2007, by and among Enstar Group Limited and Nicholas A. Packer (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 3, 2007).
10.8+	Employment Agreement, effective May 1, 2007, by and among Enstar Group Limited and Richard J. Harris (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 3, 2007).
10.9+	Castlewood Holdings Limited 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the proxy statement/prospectus that forms a part of the Company's Registration Statement on Form S-4, as filed with the Securities and Exchange Commission and declared effective December 15, 2006), as amended by the First Amendment to Castlewood Holdings Limited 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 6, 2007).
10.10+	Castlewood Holdings Limited 2006-2010 Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.12 to the proxy statement/prospectus that forms a part of the Company's Registration Statement on Form S-4, as filed with the Securities and Exchange Commission and declared effective December 15, 2006), as amended by the First Amendment to Castlewood Holdings Limited 2006-2010 Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 6, 2007).
10.11+	Form of Award Agreement under the Castlewood Holdings Limited 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 6, 2007).
10.12+	Enstar Group Limited Amended and Restated Employee Share Purchase Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement, as filed with the Securities and Exchange Commission on April 29, 2008).
10.13+	Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-Employee Directors, effective as of June 5, 2007 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 11, 2007).
10.14+	The Enstar Group, Inc. 1997 Amended Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to The Enstar Group, Inc.'s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2001), as amended by the Amendment to the 1997 Omnibus Inventive Plan (incorporated by reference to Annex A to the Proxy Statement for the Annual Meeting of Shareholders of The Enstar Group, Inc., as filed with the Securities and Exchange Commission on April 22, 2003).

Exhibit No.	Description
10.15+	The Enstar Group, Inc. 2001 Outside Directors' Stock Option Plan (incorporated by reference to Annex B to the Proxy Statement for the Annual Meeting of Shareholders of The Enstar Group, Inc., as filed with the Securities and Exchange Commission on May 8, 2001).
10.16	License Agreement, dated October 27, 2005, between Castlewood (US) Inc. and J.C. Flowers & Co. LLC (incorporated by reference to Exhibit 10.10 to the proxy statement/prospectus that forms a part of the Registration Statement on Form S-4 of the Company, as filed with the Securities and Exchange Commission and declared effective December 15, 2006).
10.17	Term Facilities Agreement, dated October 3, 2008, by and between Royston Run-off Limited and National Australia Bank Limited (incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 5, 2009).
10.18	Amended and Restated Term Facilities Agreement, dated as of October 3, 2008, as amended and restated August 4, 2009, by and among Royston Run-off Limited, National Australia Bank Limited and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on From 10-Q, as filed with the Securities and Exchange Commission on November 6, 2009).
10.19+	The Enstar Group, Inc. Deferred Compensation and Stock Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 8, 2009).
10.20+	Share Repurchase Agreement, dated as of October 1, 2010, by and among Enstar Group Limited, Dominic F. Silvester and R&H Trust Co. (NZ) Limited, as trustee of the Left Trust (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 1, 2010).
10.21+	Share Repurchase Agreement, dated as of October 1, 2010, by and among Enstar Group Limited, Paul J. O'Shea and R&H Trust Co. (BVI) Limited, as trustee of the Elbow Trust (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 1, 2010).
10.22+	Share Repurchase Agreement, dated as of October 1, 2010, by and among Enstar Group Limited, Nicholas A. Packer and Hove Investments Holding Limited (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 1, 2010).
10.23+	Separation Agreement and General Release, dated as of August 20, 2010, by and among Enstar Group Limited, Enstar (US), Inc. and John J. Oros (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 5, 2010).
10.24*	Facilities Agreement, dated as of December 29, 2010, by and among Enstar Group Limited, certain of its subsidiaries, Barclays Corporate and Barclays Bank PLC.
10.25+*	Enstar Group Limited 2011-2015 Annual Incentive Compensation Program.
21.1*	List of Subsidiaries.
23.1*	Consent of Deloitte & Touche
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934 as adopted under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934 as adopted under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* filed herewith

** furnished herewith

\+ denotes management contract or compensatory arrangement

◆ certain of the schedules and similar attachments are not filed but Enstar Group Limited undertakes to furnish a copy of the schedules or similar attachments to the Securities and Exchange Commission upon request

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 4, 2011.

ENSTAR GROUP LIMITED

By: /s/ DOMINIC F. SILVESTER
Dominic F. Silvester
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 4, 2011.

Signature	Title
/s/ DOMINIC F. SILVESTER Dominic F. Silvester	Chairman, Chief Executive Officer and Director
/s/ RICHARD J. HARRIS Richard J. Harris	Chief Financial Officer (signing in his capacity as both principal financial officer and principal accounting officer).
/s/ PAUL J. O'SHEA Paul J. O'Shea	Executive Vice President and Director
/s/ J. CHRISTOPHER FLOWERS J. Christopher Flowers	Director
/s/ T. WHIT ARMSTRONG T. Whit Armstrong	Director
/s/ CHARLES T. AKRE, JR. Charles T. Akre, Jr.	Director
/s/ PAUL J. COLLINS Paul J. Collins	Director
/s/ ROBERT J. CAMPBELL Robert J. Campbell	Director

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Enstar Group Limited

DIRECTORS

Dominic F. Silvester
Chairman and Chief Executive Officer
Enstar Group Limited

Charles T. Akre, Jr.
Managing Member
Akre Capital Management, LLC

T. Whit Armstrong
Retired President, Chief Executive Officer
and Chairman of the Board
The Citizens Bank (Enterprise, AL)

Robert J. Campbell
Partner
Beck Mack & Oliver, LLC

Paul J. Collins
Retired Vice Chairman
Citigroup Inc.

Paul J. O'Shea
Executive Vice President and
Joint Chief Operating Officer
Enstar Group Limited

Sumit Rajpal
Managing Director
Goldman, Sachs & Co.

EXECUTIVE OFFICERS

Dominic F. Silvester
Chairman and Chief Executive Officer

Nicholas A. Packer
Executive Vice President and
Joint Chief Operating Officer

Paul J. O'Shea
Executive Vice President and
Joint Chief Operating Officer

Richard J. Harris
Chief Financial Officer



Enstar Group Limited

Company Headquarters: P.O. Box HM 2267 ● Windsor Place, 3rd Floor ● 18 Queen Street ● Hamilton HM JX ● Bermuda ● www.enstargroup.com

Transfer Agent: American Stock Transfer & Trust Company ● 59 Maiden Lane, Plaza Level ● New York, NY 10038 ● (800) 937-5449